Exhibit 99.2

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

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BRF S.A.

Publicly-held company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

AMENDED AND RESTATED SHAREHOLDERS’ MANUAL FOR PARTICIPATION IN
THE EXTRAORDINARY GENERAL MEETING

ORIGINALLY CALLED FOR JUNE 18, 2025 AND POSTPONED TO AUGUST 5, 2025

INDEX

1 – Message from Management	p. 01

2 – Call Notice	p. 03

3 – Instructions for Participation in the Extraordinary General Meeting	p. 06

3.1. Participation in the Digital Meeting	p. 06

3.1.1 Shareholders	p. 06

3.1.1.1 Individual Shareholders	p. 06

3.1.1.2. Legal Entity Shareholders	p. 06

3.1.1.3. Shareholders Represented by Proxy	p. 07

3.1.1.4. Foreign Shareholders	p. 07

3.1.1.5. Instructions for accessing the Digital Platform	p. 07

3.1.2. Holders of American Depositary Receipts – ADRs	p. 08

3.2 – Participation via remote voting ballot	p. 08

3.2.1. By filling instructions transmitted to Company registrar	p. 09

3.2.2. By filling instructions transmitted to their respective escrow agents	p. 10

3.2.3. By filling instructions transmitted to central depository of the Company’s shares	p. 10

3.2.4. By forwarding the Remote Voting Ballot directly to BRF	p. 10

3.3. Quorums Applicable to the EGM	p. 12

3.3.1. Installation Quorums	p. 12

3.3.2. Quorum for Deliberation	p. 12

3.4. Conflict of Interest	p. 12

4 – Board of Directors’s Proposal	p. 13

i

1 - MESSAGE FROM MANAGEMENT

Dear Shareholders,

BRF S.A. (“BRF” or “Company”) is a company whose shares grant equal rights to their holders and which offers equal protection mechanisms to its shareholders.

Our shares are listed on the Novo Mercado of B3 SA – Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”), with level III ADRs.

In line with the high level of corporate governance policy adopted by the Company, and within the principles of transparency, homogeneity and equity defined for our relationship with our investors, we invite Shareholders to participate in the Extraordinary General Meeting (“EGM”) which had originally been called for June 18, 2025 and was later postponed to July 14, 2025, at 9:00 a.m., having been once again postponed, in accordance with the decision rendered on July 11, 2025 by the Board of the Brazilian Securities and Exchange Commission – CVM, to be held on August 5, 2025, at 11:00 a.m. (10:00 a.m. EST), to be carried out exclusively digitally, through the Zoom digital platform (“Digital Platform”).

Reinforcing our concern with the information provided, we have made available on the Investor Relations website (http://ri.brf-global.com, under Corporate Governance) and on the websites of the Brazilian Securities and Exchange Commission – CVM (www.gov.br/cvm) and B3 (www.b3.com.br), all legally required documents and others that we deem necessary to support the understanding and taking by shareholders of the decisions that will be subject to deliberation at this EGM, including additional information whose disclosure was requested by CVM, as well as this Manual.

We will have the following matters for deliberation:

(i)	Approve the “Plan of Merger for the Merger of BRF S.A. Shares into Marfrig Global Foods S.A.”, entered into on May 15, 2025 between the Company and Marfrig Global Foods SA (“MGF”), as amended and restated by means of the “First Amendment to the Plan of Merger for the Merger of BRF S.A. Shares into Marfrig Global Foods S.A.”, entered into between the Companies on May 26, 2025 (“Plan of Merger”), which establishes the terms and conditions for the incorporation of all shares issued by BRF by MGF (with the exception of those held by MGF), as provided for in article 252 of Brazilian Federal Law No. 6,404/1976 (“Brazilian Corporations Law”) (“Merger”);

(ii)	approve the Merger, the effectiveness of which will be subject to the verification (or waiver, as applicable) of the Conditions Precedent (as defined in the Plan of Merger) and the advent of the date on which the Merger will be considered consummated, in accordance with the Plan of Merger (“Closing Date”);

(iii)	ratify the appointment of the specialized company Apsis Consultoria Empresarial Ltda., registered with the CNPJ/MF under no. 08.681.365/0001-30 and CRC/RJ under no. 005112/O-9, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, no. 62, 6th floor, Centro, CEP 20021-290, (“Appraisal Company”), as responsible for preparing (a) the appraisal report, at market value, of the shares issued by BRF to be incorporated by MGF, within the scope of the Merger (“Merger Appraisal Report”); and (b) the appraisal report containing the calculation of the exchange ratio of the shares held by the non-controlling shareholders of BRF, based on the net equity value of the shares of MGF and BRF, with both assets being appraised according to the same criteria and on December 31, 2024, at market prices, pursuant to article 264 of the Brazilian Corporations Law (“264 Appraisal Report”);

(iv)	approve the Merger Appraisal Report;

(v)	approve the 264 Appraisal Report; and

(vi)	to authorize the Company’s directors to perform all acts necessary to consummate the Merger, including, without limitation, the subscription of common shares to be issued by MGF on behalf of BRF’s shareholders (except MGF) on the date of consummation of the Merger, pursuant to article 252, §2, of the Brazilian Corporations Law.

We look forward to your participation in our EGM, as it will address issues relevant to the Company.

We understand that the information provided herein allows our shareholders to provide an early position and facilitates decision-making. Our Investor Relations team is prepared and available to answer any questions or provide guidance.

Counting on your presence, we take this opportunity to express our consideration and appreciation.

Cordially,

Marcos Antonio Molina dos Santos

Chairman of the Board of Directors

Miguel de Souza Gularte

Global CEO

Fabio Luis Mendes Mariano

Vice President of Finance and Investor Relations

2 – CALL NOTICE

BRF S.A.

Publicly Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CALL NOTICE

EXTRAORDINARY GENERAL MEETING ORIGINALLY CALLED FOR 06.18.2025 AND POSTPONED TO 08.05.2025

Considering the decision rendered by the Board of the Brazilian Securities and Exchange Commission (CVM) on 07.11.2025, which granted new requests to postpone the Extraordinary General Meeting ("EGM") of BRF S.A. ("BRF" or "Company"), which had originally been called for June 18, 2025 and was later postponed to July 14, 2025, BRF's shareholders are hereby summoned to the new date of the EGM, which will take place on August 5, 2025, at 11:00 a.m. (10:00 a.m. EST), exclusively digitally, through the Zoom digital platform ("Zoom Platform"), to resolve on the following Agenda:

(i)	Approve the “Plan of Merger for the Merger of BRF S.A. Shares into Marfrig Global Foods S.A.” (“Plan of Merger”), entered into on May 15, 2025 between the Company and Marfrig Global Foods SA (“MGF”), which establishes the terms and conditions for the incorporation of all shares issued by BRF by MGF (with the exception of those held by MGF), as provided for in article 252 of Brazilian Federal Law No. 6,404/1976 (“Brazilian Corporations Law”) (“Merger”);

(ii)	approve the Merger, the effectiveness of which will be subject to the verification (or waiver, as applicable) of the Conditions Precedent (as defined in the Plan of Merger) and the advent of the date on which the Merger will be considered consummated, in accordance with the Plan of Merger (“Closing Date”);

(iii)	ratify the appointment of the specialized company Apsis Consultoria Empresarial Ltda., registered with the CNPJ/MF under no. 08.681.365/0001-30 and CRC/RJ under no. 005112/O-9, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, no. 62, 6th floor, Centro, CEP 20021-290, (“Appraisal Company”), as responsible for preparing (a) the appraisal report, at market value, of the shares issued by BRF to be incorporated by MGF, within the scope of the Merger (“Merger Appraisal Report”); and (b) the appraisal report containing the calculation of the exchange ratio of the shares held by the non-controlling shareholders of BRF, based on the net equity value of the shares of MGF and BRF, with both assets being appraised according to the same criteria and on December 31, 2024, at market prices, pursuant to article 264 of the Brazilian Corporations Law (“264 Appraisal Report”);

(iv)	approve the Merger Appraisal Report;

(v)	approve the 264 Appraisal Report; and

(vi)	authorize the Company’s managers to perform all acts necessary to consummate the Merger, including, without limitation, the subscription of common shares to be issued by MGF on behalf of BRF’s shareholders (except MGF) on the date of consummation of the Merger, pursuant to article 252, §2, of the Brazilian Corporations Law.

*      *      *

INFORMATION FOR PARTICIPATION

Participation in the digital meeting

Shareholders

The EGM will be held exclusively digitally, in accordance with article 124, §2º-A, of the Brazilian Corporations Law and CVM Resolution No. 81/2022.

As provided for in article 5, §4, of CVM Resolution No. 81/2022, the Company understands that it is more appropriate to hold the Meeting now convened exclusively digitally, since this format allows for greater participation by shareholders, as it enables the presence of shareholders from any location in Brazil and abroad, as well as reducing costs both for shareholder participation and for holding the conclave.

The Company emphasizes that it will not be possible to physically attend the EGM, as it will be held exclusively digitally.

As provided for in article 6, §3, of CVM Resolution No. 81/2022, shareholders who intend to participate in the EGM, in person or through proxies, must submit, by 11:00 AM on August 3, 2025, the date 2 (two) days prior to the EGM, exclusively through the Qi Central platform (“Qi Central Platform”) (https://qicentral.com.br/m/age-brf-2025-08), a request for access to the EGM (“Access Request”).

The Access Request must contain the identification of the shareholder and, if applicable, of his/her attorney who will participate in the EGM, and the scanned copies of the following documents:

Individual Shareholders:

●	Photo ID; and

●	Statement containing the respective shareholding, issued by the financial institution responsible for the custody of the shares.

Legal Entity Shareholders:

●	Latest consolidated bylaws or articles of association and corporate documentation granting powers of representation (i.e.: minutes of election of directors);

●	Identification document of the legal representative(s) with photo;

●	Statement containing the respective shareholding, issued by the financial institution responsible for the custody of the shares; and

●	In the case of Investment Funds: (i) the latest consolidated regulation of the fund, (ii) the bylaws or articles of association of the administrator or manager, as applicable, in compliance with the fund’s voting policy and the corporate documents that prove the powers of representation (minutes of the election of directors, term(s) of office and/or power of attorney), and (iii) identification document of the legal representative(s) of the administrator or manager with photo.

Shareholders Represented by Proxy:

●	In addition to the documents indicated above, a power of attorney, which must have been granted less than 1 (one) year ago to an attorney who is a shareholder, administrator of the Company, lawyer or financial institution, with the investment fund administrator being responsible for representing their unit owners, in accordance with the provisions of §1 of article 126 of the Brazilian Corporations Law. Legal entity shareholders may be represented by an attorney appointed in accordance with their bylaws/articles of association, and it is not mandatory that the attorney be a shareholder, administrator of the Company, lawyer or financial institution; and

●	Attorney’s identification document with photo.

Foreign Shareholders:

Foreign shareholders must present the same documentation as Brazilian shareholders, except that the corporate documents of the legal entity and the power of attorney must be translated in sworn form, and do not require notarization or consularization.

The Company will send to shareholders (or their duly appointed representatives or attorneys) who have submitted their Access Request within the period and under the conditions described above, by email, individual invitations to access the Zoom Platform and the respective instructions for accessing the electronic system for participation in the EGM, including the password required for this purpose.

Shareholders who do not submit the Access Request within the aforementioned deadline (until 11:00 a.m. on August 3, 2025) will not be able to participate in the EGM.

For additional information on participation in the EGM and access to the Zoom Platform, shareholders should consult the EGM Participation Manual.

Holders of American Depositary Receipts – ADRs:

Holders of ADRs will be represented at the EGM by The Bank of New York Mellon, as depositary institution, pursuant to the “Deposit Agreement” entered into with the Company. ADR holders will not be allowed to participate in the EGM via the Zoom Platform.

Participation via Remote Voting Ballot

In light of the provisions contained in Article 49 of CVM Resolution No. 81/2022, voting instructions received by the Company or its service providers through the remote voting ballot ("Ballot") until 07.10.2025 will be disregarded for the new date of the EGM.

Thus, without prejudice to the possibility of voting remotely, during the works of the EGM, in compliance with all procedures set forth in CVM Resolution No. 81/2022 and with the instructions described in the Manual for Participation in the EGM, all shareholders who wish to exercise their voting rights via the Ballot must submit, from this date forward, their voting instructions in relation to the matters subject to the EGM by filling out and sending the Ballot, the model of which is available on the Company's Investor Relations website (www.brf-global.com/ri, in the item Corporate Governance) and on the websites of the Brazilian Securities and Exchange Commission (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão ("B3") (www.b3.com.br).

The Company's shareholders who wish to do so may transmit their voting instructions (i) to the bookkeeping agent of the shares issued by the Company (Banco Bradesco S.A.), (ii) to its respective custody agent, (iii) to B3, as central depositary of the Company's shares, or (iv) directly to the Company. In case of submission directly to the Company, shareholders must submit the Ballot by August 1st, 2025 (inclusive), duly completed, initialed and signed, exclusively through the Qi Central Platform (https://qicentral.com.br/m/age-brf-2025-08), together with the scanned copies of the necessary documents. For additional information, the shareholder must observe the rules set forth in CVM Resolution No. 81/2022 and the procedures described in the Ballot made available by the Company, as well as in the respective Manual for Participation in the EGM.

The Company’s shareholders interested in accessing the information or answering questions regarding the above matters should contact the Company’s Investor Relations area, by phone +55 (11) 2322-5377 or via e-mail: acoes@brf.com.

All documents relevant to the EGM, including the Management Proposal and the additional information requested by the CVM, are available in the Manual for Participation in the EGM, which is available to shareholders on the websites https://ri.brf-global.com/, www.b3.com.br and www.gov.br/cvm.

Itajaí (SC), July 15, 2025.

Marcos Antonio Molina dos Santos

Chairman of the Board of Directors

3 – INSTRUCTIONS FOR PARTICIPATION IN THE EXTRAORDINARY GENERAL MEETING

3.1. PARTICIPATION IN THE DIGITAL ASSEMBLY

3.1.1. SHAREHOLDERS

The EGM will be held exclusively digitally, in accordance with article 124, §2º-A, of the Brazilian Corporations Law and CVM Resolution No. 81/2022, through the Zoom digital platform (“Zoom Platform”).

As provided for in article 5, §4, of CVM Resolution No. 81/2022, the Company understands that it is more appropriate to hold the Meeting now convened exclusively digitally, since this format allows for greater participation by shareholders, as it enables the presence of shareholders from any location in Brazil and abroad, as well as reducing costs both for shareholder participation and for holding the conclave.

The Company emphasizes that it will not be possible to physically attend the EGM, as it will be held exclusively digitally.

As provided for in article 6, §3, of CVM Resolution No. 81/2022, shareholders interested in participating in the EGM, in person or through proxies, must express such interest, until 11:00 a.m. on August 3, 2025, the date 2 (two) days prior to the EGM, sending, exclusively through the Qi Central platform (“Qi Central Platform”) (https://qicentral.com.br/m/age-brf-2025-08), the scanned copies of the following documents:

3.1.1.1. INDIVIDUAL SHAREHOLDERS

●	Photo ID; and

●	Statement containing the respective shareholding, issued by the financial institution responsible for the custody of the shares.

3.1.1.2. LEGAL ENTITY SHAREHOLDERS

●	Latest consolidated bylaws or articles of association and corporate documentation granting powers of representation (i.e.: minutes of election of directors);

●	Identification document of the legal representative(s) with photo;

●	Statement containing the respective shareholding, issued by the financial institution responsible for the custody of the shares; and

●	In the case of Investment Funds: (i) the fund’s latest consolidated regulations, (ii) the administrator’s or manager’s bylaws or articles of association, as applicable, in compliance with the fund’s voting policy and corporate documents proving the powers of representation (minutes of election of directors, term(s) of office and/or power of attorney), and (iii) identification document of the administrator’s or manager’s legal representative(s) with photo.

3.1.1.3. SHAREHOLDERS REPRESENTED BY PROXY

●	In addition to the documents indicated above, a power of attorney, which must have been granted less than 1 (one) year ago to an attorney who is a shareholder, administrator of the Company, lawyer or financial institution, with the investment fund administrator being responsible for representing its unit owners, in accordance with the provisions of §1 of article 126 of the Brazilian Corporations Law. Legal entity shareholders may be represented by an attorney appointed in accordance with their bylaws/articles of association, but it is not mandatory that the attorney be a shareholder, administrator of the Company, lawyer or financial institution; and

●	Attorney’s identification document with photo.

If the shareholder has already participated in other general meetings using the sending of documents via Qi Central Platform, you must use the same access credentials, entering your email and password. If this is your first time, you must click on “Sign up now” and enter your email address. The system will send a verification code to the registered email to complete the registration process.

The representative of more than one shareholder must, without fail, send scanned copies of the representation documentation required to qualify each shareholder to be represented by him/her at the EGM, as indicated above.

3.1.1.4. FOREIGN SHAREHOLDERS

Foreign shareholders must present the same documentation as Brazilian shareholders, except that the corporate documents of the legal entity and the power of attorney must be translated in sworn form, and do not require notarization or consularization.

3.1.1.5. INSTRUCTIONS FOR ACCESSING THE DIGITAL PLATFORM

After verifying the regularity of the documents sent for participation in the EGM, the Company will send to the shareholders (or their duly appointed representatives or attorneys) who have submitted the required documentation within the deadline and under the conditions described above, by email, individual invitations to access the Zoom Platform and the respective instructions for accessing the electronic system for participation in the EGM, including the password required for this purpose.

Shareholders who do not submit the documents required above within the deadline (until 11:00 a.m. on August 3, 2025) and in the manner referred to above will not be able to participate in the EGM.

Shareholders who have duly sent the required documentation and do not receive the email from the Company with instructions for accessing and participating in the EGM by 11:00 a.m. on August 4, 2025, must contact the Company at acoes@brf.com so that their respective instructions for accessing the Zoom Platform can be resent.

The Company emphasizes that it will be the sole responsibility of the shareholder to ensure the compatibility of their equipment with the use of the Zoom Platform. BRF is not responsible for any operational or connection problems that shareholders may face or other situations that are not under the control of the Company, such as instability in the internet connection or incompatibility of the Zoom Platform with the equipment of the shareholder or his/her representative. The EGM will be recorded, in accordance with article 28, §1, item II of CVM Resolution No. 81/2022.

The Company recommends that shareholders familiarize themselves with the use of the Zoom Platform in advance, as well as ensure that their respective electronic devices are compatible with the use of the Zoom Platform (via video and audio). The Company also recommends that shareholders access the electronic system made available for participation in the EGM at least 30 (thirty) minutes before the scheduled start time of the EGM, in order to allow validation of access and participation of all shareholders who use it.

The duly registered shareholder who participates through the electronic system made available by the Company will be considered present at the EGM (being able to exercise their respective voting rights) and signatory of the respective minutes, pursuant to article 47, item III and §1, of CVM Resolution No. 81/2022.

The Company also emphasizes that the information and guidelines for accessing the Zoom Platform, including, but not limited to, the access password, are unique and non-transferable, with the shareholder (or his/her respective attorney, as the case may be) assuming full responsibility for the possession and confidentiality of the information and guidelines transmitted to him/her by the Company under the terms of this Manual.

3.1.2. HOLDERS OF AMERICAN DEPOSITARY RECEIPTS - ADRs

Holders of ADRs will be represented at the EGM by The Bank of New York Mellon, as depositary institution, pursuant to the “Deposit Agreement” entered into with the Company. ADR holders will not be allowed to participate in the EGM via the Zoom Platform.

3.2. PARTICIPATION VIA REMOTE VOTING BALLOT

In light of the provisions contained in Article 49 of CVM Resolution No. 81/2022, voting instructions received by the Company or its service providers through the remote voting ballot ("Ballot") until July 10, 2025 will be disregarded for the new date of the EGM.

Thus, without prejudice to the possibility of voting remotely, during the works of the EGM, in compliance with all procedures set forth in CVM Resolution No. 81/2022 and with the instructions described in the Manual for Participation in the EGM, all shareholders who wish to exercise their voting rights via the Ballot must submit, from this date forward, their voting instructions in relation to the matters subject to the EGM by filling out and sending the Ballot, the model of which is available on the Company's Investor Relations website (www.brf-global.com/ri, in the item Corporate Governance) and on the websites of the Brazilian Securities and Exchange Commission (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão ("B3") (www.b3.com.br).

The Company’s shareholders who wish to do so may transmit their voting instructions (i) to the bookkeeping agent of the shares issued by the Company (Banco Bradesco S.A.), (ii) to its respective custody agent, (iii) to B3, as central depositary of the Company’s shares, or (iv) directly to the Company.

In this sense, the Ballot must:

●	be accessed, for printing and prior completion, in the “Corporate Governance” item on the Company’s Investor Relations website (http://ri.brf-global.com), as well as on the websites of CVM (www.gov.br/cvm) and B3 (www.b3.com.br); and

●	be received within 4 (four) days before the new date of the EGM, that is, by the August 1st, 2025 (inclusive), unless a different deadline, always prior to that, is established by the custodians, by B3, as the central depository of the shares issued by the Company, or by Banco Bradesco SA (“Bradesco”), the registrar of the shares issued by the Company. Any Ballots received after this date will be disregarded.

Shareholders who choose to exercise their voting rights through the Ballot must do so using one of the options described below:

3.2.1. By filling instructions transmitted to the Company’s registrar

This option is exclusively intended for shareholders holding shares registered by Bradesco and which are not deposited in a central depository:

Shareholders holding shares that are not deposited in a central depository and who choose to exercise their right to vote remotely through service providers may transmit their voting instructions to the registrar of shares issued by BRF, Bradesco, in compliance with the rules determined by the latter.

To this end, shareholders must appear at any of the Bradesco Branches by August 1st, 2025, during local banking hours, with the printed, completed, initialed and signed Ballot, as well as the documents listed in the table below, so that the information contained in the Ballot can be transferred to Bradesco’s systems.

Documents to be presented at the Bradesco Agency, together with the Ballot	Individual	Legal Entity	Investment Funds
CPF and identity document with photo of the shareholder or their legal representative *	X	X	X
Consolidated and updated Articles of Association or Bylaws **	-	X	X
Document proving powers of representation **	-	X	X
Consolidated and updated fund regulations	-	-	X

*	Accepted identity documents: RG, RNE, CNH, Passport and officially recognized professional registration card.

**	For investment funds, documents from the manager and/or administrator, in compliance with the voting policy.

In case of doubts, shareholders may contact Bradesco through the following channels:

●	Bradesco Branch Network

●	Telephone: 0800 701 16 16

●	BIA WhatsApp: (11) 3335-0237

●	Email: dac.escrituracao@bradesco.com.br

Bradesco informs that the above data was entered only so that the shareholder has a channel to clarify any doubts regarding the submission of the Ballot to the registrar. However, Bradesco will not accept the receipt of the Ballot by electronic means, and only Ballots submitted through any Bradesco agency will be considered, under the terms and conditions specified in this Meeting Manual.

3.2.2. By filling instructions transmitted to their respective custody agents

This option is exclusively intended for shareholders holding shares held in custody at B3. In this case, remote voting will be exercised by shareholders in accordance with the procedures adopted by their custody agents.

Shareholders holding shares deposited in the B3 Central Depository who choose to exercise their right to vote remotely through their respective custodian agents must observe the rules determined by them, who, in turn, will forward such voting statements to the B3 Central Depository.

Since the provision of the service of collecting and transmitting instructions for filling out the Ballot is optional for custody agents, we recommend that shareholders check whether their custodian is authorized to provide such service and what procedures they have established for issuing voting instructions, as well as the documents and information they require.

If your respective custody agent does not provide remote voting services, the shareholder will have the option of sending his/her Ballot and applicable documents to B3, as the central depository of the Company’s shares, or directly to the Company itself, as per items 3.2.3 and 3.3.4 below.

3.2.3. By filling instructions transmitted to B3, as the central depository of the Company’s shares.

This option is also exclusively intended for shareholders holding shares deposited at B3.

In this case, the shareholder holding shares deposited with B3 who chooses to exercise his/her right to vote remotely by transmitting his/her voting instructions directly to B3, as the central depository, must observe the rules and operational procedures determined by B3 itself for the collection and transmission of instructions for completing the remote voting form.

3.2.4. By sending the Remote Voting Ballot directly to BRF

Shareholders may also, as an alternative to the procedures described in items 3.2.1 to 3.2.3 above, send the Ballot directly to the Company.

To this end, shareholders must print the Ballot, fill it out, initial all pages and sign it. Then, shareholders must, by August 1st, 2025, send the Ballot, duly completed, initialed and signed, exclusively through the Qi Central Platform (https://qicentral.com.br/m/age-brf-2025-08), together with the scanned copies of the documents described below:

Individuals

▪	shareholder’s photo ID.

Legal entities

●	latest consolidated bylaws or articles of association and corporate documentation granting powers of representation (i.e.: minutes of election of directors); and

●	identification document of the legal representative(s) with photo.

Investment Funds

▪	latest consolidated fund regulation;

▪	bylaws or articles of association of its administrator or manager, as applicable, in compliance with the fund’s voting policy and corporate documents that prove the powers of representation (minutes of election of directors, term(s) of office and/or power of attorney); and

●	identification document of the legal representative(s) of the administrator or manager with photo.

The Company does not require the Ballot to be notarized or certified by consulates.

Corporate and representation documents of legal entities and investment funds drawn up in a foreign language must be translated in sworn form, and do not require notarization or consularization.

Within 3 (three) days of receipt of said documents, the Company will inform the shareholder, via the electronic address indicated in the Ballot, about their receipt and acceptance.

If the Ballot is not fully completed or accompanied by the supporting documents described above, it will be disregarded and such information will be sent to the shareholder via the email address indicated on the Ballot, informing him/her of the need to rectify or resend the Ballot or the documents accompanying it (provided there is sufficient time), describing the procedures and deadlines necessary to regularize the remote vote.

BRF highlights that:

▪	as determined by article 44 of CVM Resolution No. 81/2022, the B3 Central Depository, when compiling the voting instructions received through the custody agents and those it received directly, will disregard any divergent instructions in relation to the same resolution that have been issued by the same CPF or CNPJ registration number;

▪	once the remote voting period for the new date of the EGM has ended, that is, on August 1st, 2025, the shareholder will not be able to change the voting instructions already sent, except at the EGM, in person or by proxy, by explicitly requesting to disregard the voting instructions sent via the Ballot, before the respective matter(s) are put to the vote; and

▪	as provided for in article 49 of CVM Resolution No. 81/2022, remote voting instructions will be considered normally in the event of a possible postponement of the EGM or if it is necessary to hold it on a second call, provided that the possible postponement or holding it on a second call does not exceed 30 (thirty) days from the date initially scheduled for its holding on the first call.

3.3. QUORUMS APPLICABLE TO THE EGM

3.3.1. Installation Quorums

According to article 125 of the Brazilian Corporations Law, subject to the exceptions provided for by law, the general meeting shall be installed, on first call, with the presence of shareholders representing at least 1/4 (one quarter) of the total votes conferred by the shares with voting rights; and, on second call, with the presence of any number of shareholders.

If the quorum applicable at the first call is not reached, the Company will announce a new date for holding the EGM, as the case may be, and may, at the second call, be held with any number of shareholders present.

3.3.2. Quorum for Deliberation

The approval of the transaction of Merger issued by the Company will require a favorable vote of at least half of the shares with voting rights issued by BRF, pursuant to Article 252, §2, of the Brazilian Corporations Law.

3.4. CONFLICT OF INTEREST

If any of the shareholders present alleges a supposed conflict of interest of a shareholder that prevents him from voting at the EGM, or, further, the occurrence of another legal hypothesis of impediment to voting and the shareholder himself has not declared his impediment, the chairman or secretary of the EGM board must suspend the deliberation to hear and receive such allegation, together with any opposing statement from the shareholder in question, before putting the matter to a vote.

The chairman of the EGM board may, upon finding a possible impediment to voting, ask the shareholder for clarification on the situation, before putting the matter to a vote.

In line with the CVM’s understanding, the chairman of the board only has the power to declare an impediment to voting in situations where such impediment is unequivocal and the shareholder does not abstain from voting, and is not authorized to impede voting in other situations, without prejudice to the legal provisions on the possible nullification of the vote cast.

4 – BOARD OF DIRECTORS’ PROPOSAL

BRF S.A.

Publicly-held company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

BOARD OF DIRECTORS’ PROPOSAL FOR THE EXTRAORDINARY GENERAL MEETING ORIGINALLY CALLED FOR JUNE 18, 2025 AND POSTPONED TO BE HELD ON AUGUST 5, 2025

Dear Shareholders,

In compliance with the provisions of Resolution No. 81/2022 of the Brazilian Securities and Exchange Commission (“CVM”), we present below the management proposal (“Proposal”) of BRF S.A. (“Company” or “BRF”), containing the information and documents related to the matters to be deliberated at the Company’s Extraordinary General Meeting originally called for June 18, 2025, initially postponed to July 14, 2025, and postponed again to be held on August 5, 2025, at 11:00 a.m. (10:00 a.m. EST) (“EGM”), exclusively digitally, through the Zoom platform (“Zoom Platform”).

The Company clarifies that the EGM had originally been called for June 18, 2025, at 9:00 a.m. However, according to a joint material fact disclosed by the Company and Marfrig Global Foods S.A. (“MGF” and, together with BRF, “Companies”) on June 17, 2025, the Brazilian Securities and Exchange Commission - CVM, upon analyzing 2 (two) requests for interruption and postponement of the EGM, requested the provision of certain additional information used by the Independent Committees (as defined below), granting the request for postponement of the EGM for a period of 21 (twenty-one) days from the respective provision of such information. It is worth mentioning that, within the scope of the analysis of said requests, the CVM did not identify any elements that would justify the interruption of the EGM and, consequently, denied the request for interruption. Therefore, the EGM was postponed to be held on July 14, 2025, at 9:00 a.m.

According to a material fact disclosed by BRF on July 11, 2025, the CVM, when analyzing new requests for interruption and postponement of the EGM originally called for June 18, 2025, and postponed to July 14, 2025: (i) did not identify elements that justified the interruption and, consequently, denied the request for interruption of the meeting; and (ii) requested the provision of certain additional information used by the Companies' independent committees, deciding to grant such new postponement requests for a period of 21 (twenty-one) days from the provision of such additional information by the Company. Therefore, the EGM was again postponed, to be held on August 5, 2025, at 11:00 a.m. (10:00 a.m. EST).

The Company clarifies that the additional information requested by the CVM, related to the elements that allow the understanding of the criteria and information that led the Independent Committee and the Board of Directors of the Company to approve the Exchange Ratio (as defined below) are hereby disclosed in the form of Annex XIV to this Management Proposal. All terms and conditions of the Management Proposal, as resubmitted on June 23, 2025, remain unchanged.

The Company’s Management clarifies that the matters on the agenda to be deliberated at the EGM are within the context of the merger transaction, by MGF, of all shares issued by BRF, not held by MGF on the Closing Date (as defined below), in exchange for the delivery to BRF shareholders (except MGF) of common shares issued by MGF, in accordance with the Exchange Ratio (as defined below), with the consequent transfer of BRF’s shareholder base to MGF, in accordance with article 252 of the Brazilian Corporations Law (“Merger”). Upon completion of the Merger, BRF will become a wholly owned subsidiary of MGF.

The Merger aims to create a global food company based on a multi-protein platform, strong presence in the domestic and international markets, portfolio diversification, scale, efficiency and sustainability, providing significant benefits for both Companies, their shareholders, customers, suppliers, employees and other stakeholders, generating operational, financial and strategic synergies.

Additionally, the Companies understand that the Merger allows for the simplification and optimization of the administrative and corporate structure of the economic group to which the Companies belong, eliminating or reducing redundant costs, as well as improving or facilitating access to the capital necessary for the development of their business plans.

In this sense, the Companies foresee significant strategic value added to the Merger, driving the global consolidation of their businesses and strengthening their brands through a robust multi-protein platform, including, among others, (i) solidifying the Companies’ presence as a dominant force in the global food market; (ii) strategic expansion into new markets, maximizing growth opportunities and commercial synergies, including cross-selling initiatives; (iii) increasing the scale and diversification of their operations, improving resilience and mitigating risks arising from the seasonality of the sector and macroeconomic variables.

The completion of the Merger is subject to the verification (or waiver, as the case may be) of the Conditions Precedent (as defined below) described in the Plan of Merger (as defined below), as well as the advent of the Closing Date.

Therefore, the matters submitted for consideration by the Meeting are interdependent, interrelated, and subject to the verification (or waiver) of the Conditions Precedent and the advent of the Closing Date. The verification of the Conditions Precedent, the Closing Date and, therefore, the effectiveness of the resolutions taken at the Meeting, will be communicated to the shareholders by means of a communication to be disclosed by the Company in a timely manner, in accordance with the applicable legislation and regulations.

(i) Approve the “Plan of Merger for the Merger of BRF S.A. Shares into Marfrig Global Foods S.A.”, entered into on May 15, 2025 between the Company and Marfrig Global Foods SA (“MGF”), as amended and restated by means of the “First Amendment to the Plan of Merger for the Merger of BRF S.A. Shares into Marfrig Global Foods S.A.”, entered into between the Companies on May 26, 2025 (“Plan of Merger”), which establishes the terms and conditions for the incorporation of all shares issued by BRF by MGF (with the exception of those held by MGF), as provided for in article 252 of Brazilian Federal Law No. 6,404/1976 (“Brazilian Corporations Law”) (“Merger”);

Management Proposal :

Pursuant to articles 224 and 225 of the Brazilian Corporations Law, in conjunction with article 252 of the Brazilian Corporations Law, the directors of the Company and MGF entered into the “Plan of Merger for the Merger of BRF S.A. Shares into Marfrig Global Foods S.A.”, on May 15, 2025, which contains the terms, general conditions and justifications for the Merger, as amended and restated by means of the “First Amendment to the Plan of Merger for the Merger of BRF S.A. Shares into Marfrig Global Foods S.A.”, entered into between the Companies on May 26, 2025 (“Plan of Merger”).

The Merger will result in: (i) MGF owning all shares issued by BRF; and (ii) BRF shareholders (except MGF) receiving 0.8521 common shares issued by MGF for each common share issued by BRF held on the Closing Date (as defined below) (“Exchange Ratio”), subject to adjustments, in accordance with the Plan of Merger.

The negotiation and establishment of the Exchange Ratio took into consideration the distribution of dividends and/or interest on equity in the gross amount of (i) R$ 3,520,000,000.00 (three billion, five hundred and twenty million reais) by BRF; and (ii) R$ 2,500,000,000.00 (two billion, five hundred million reais) by MGF, in both cases, to be resolved after payment of the exercise of the right of withdrawal by any Dissenting Shareholders (as defined below) and up to and including the Closing Date (collectively, “Permitted Distributions”). Accordingly, any Dissenting Shareholders who exercise their right of withdrawal will not be entitled to receive the Permitted Distributions.

As a result of the Merger, shares corresponding to shares eventually held in treasury by BRF will not be issued by MGF, which will be canceled by BRF by the Closing Date (as defined below).

The Exchange Ratio shall be adjusted proportionally only in the event of (i) stock splits, reverse splits or share bonuses; issued by any of the Companies; and/or (ii) in accordance with the methodology provided for in Annex 3.1.5 of the Plan of Merger. In accordance with the methodology described in Annex 3.1.5 of the Protocol and Justification, any disbursements incurred by the Companies due to the exercise of withdrawal rights will reduce the Permitted Distributions by an equivalent amount, applied proportionally to both Companies.

The replacement of the shares issued by BRF underlying the American Depositary Shares representing common shares issued by BRF within the scope of the Merger will be carried out in accordance with the terms of the respective deposit agreement (deposit agreement).

Any fractions of common shares issued by MGF resulting from the Merger will be grouped into whole numbers and then sold on the spot market managed by B3 after the consummation of the Merger, under the terms of a communication to be timely disclosed to the market by the Companies. The amounts obtained in said sale will be made available, net of fees, to former BRF shareholders who are entitled to the respective fractions, in proportion to their interest in each share sold.

Considering that the Merger is a transaction involving the controlling company, MGF, and the controlled company, BRF, in compliance with CVM Guidance Opinion No. 35/2008, the special independent committee of BRF (“BRF Independent Committee”) was established, whose function was to negotiate the Exchange Ratio and other terms and conditions of the transaction involving the Companies and submit its recommendation to the board of directors of BRF. Additionally, the board of directors of MGF established the special independent committee of MGF (“MGF Independent Committee” and, together with the BRF Independent Committee, “Independent Committees”), which was responsible for the initial proposal and subsequent negotiation of the Exchange Ratio with the BRF Independent Committee. In this context, the Exchange Ratio was exhaustively negotiated between the Independent Committees, taking into account the fair value of the Companies, and its recommendation was approved by both Independent Committees at a meeting held on May 15, 2025. In issuing the favorable recommendation for the transaction, the Independent Committees considered, with the collaboration of their external advisors, a variety of factors, so that the Exchange Ratio was not determined based on a single criterion, but on a variety of combined criteria.

The BRF Independent Committee, in the development of its work, had the following advisors (i) Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários SA, which acted as financial advisor to the Committee (“Citigroup” or “Financial Advisor”); (ii) Eizirik Advogados, which acted as legal advisor to the BRF Independent Committee (“Legal Advisor”); and (iii) Simpson Thacher & Bartlett LLP, which acted as legal advisor to the Independent Committee on matters related to US law, in view of the existence of American Depositary Receipts. – ADRs, backed by common shares issued by BRF, traded on the stock market of the United States of America – USA.

On May 15, 2025, Citigroup presented to the BRF Independent Committee its Fairness Opinion on the conditions proposed for the Merger (“Fairness Opinion”), indicating that the conditions negotiated for the Merger by the BRF Independent Committee, relating to the Exchange Ratio with the payment of dividends and/or interest on equity in the amount referred to above, are fair from a financial point of view.

Annexes I, II and III to this Proposal include, respectively, the Plan of Merger, the Report with the Recommendation of the Independent Committee and the Fairness Opinion prepared by Citigroup.

Annex IV to this Proposal contains the Minutes of the Meetings of the Board of Directors, Independent Special Committee, Audit and Integrity Committee and Fiscal Council of BRF that deliberated on the Merger.

Annex XIV to this Proposal contains additional information requested by CVM related to the elements that allow for the understanding of the criteria and information that led the Independent Committee and the Company's Board of Directors to approve the Exchange Ratio.

In view of the above, the Company’s Management proposes to the shareholders the approval of the Plan of Merger, which contains all the terms and conditions for the implementation of the Merger.

(ii) approve the Merger, the effectiveness of which will be subject to the verification (or waiver, as applicable) of the Conditions Precedent (as defined in the Plan of Merger) and the advent of the date on which the Merger will be considered consummated, in accordance with the Plan of Merger (“Closing Date”);

Management Proposal :

The Company’s Management proposes to the shareholders the approval of the Merger, under the terms described in the Plan of Merger, the effectiveness of which will be subject to the verification (or waiver, as applicable) of the Conditions Precedent (defined below) and the advent of the Closing Date.

The Management highlights that, under the terms of CVM Resolution No. 78/2022:

(i)	the individual and consolidated financial statements of BRF, for the fiscal year ended December 31, 2024, prepared in accordance with the Brazilian Corporations Law and CVM rules, accompanied by an audit report issued by Grant Thornton Auditores Independentes Ltda. (“Independent Auditor”), are available on the websites of BRF (ri.brf-global.com), CVM (www.gov.br/cvm) and B3 (www.b3.com.br);

(ii)	the individual and consolidated financial statements of MGF, for the fiscal year ended December 31, 2024, prepared in accordance with the Brazilian Corporations Law and CVM rules, accompanied by an audit report issued by the Independent Auditor, are available on the websites of MGF (ri.marfrig.com.br), CVM (www.gov.br/cvm) and B3 (www.b3.com.br); and

(iii)	pro forma financial information of MGF, prepared in accordance with the Brazilian Corporations Law and CVM rules and submitted to reasonable assurance by the Independent Auditor, in compliance with the regulations in force, evidencing the effects of the Merger, as if the Merger had been consummated on December 31, 2024 (“Base Date”), are found in Annex V to this Management Proposal, which also contains the statements by the Companies’ directors referred to in article 6, paragraph 3, item II, of CVM Resolution No. 78/2022 regarding the statements mentioned in items (i) and (ii) above.

As provided for in articles 137 and 252, paragraph 2, of the Brazilian Corporations Law, if the Merger is approved by the EGM, the holders of common shares issued by the Company may exercise their right to withdraw from the Company.

The right of withdrawal shall be granted to shareholders who (i) hold shares issued by the Company uninterruptedly, from the date of disclosure of the first material fact regarding the Merger until the date of consummation of the Merger; (ii) do not vote in favor of the Merger, abstain from voting or do not attend the EGM, as the case may be, which will deliberate on the Merger; and (iii) expressly state their intention to exercise the right of withdrawal, within 30 (thirty) days from the date of publication of the minutes of the EGM, as the case may be.

For more information on the right of withdrawal applicable to the Company’s dissenting shareholders, see Annex VII of this Management Proposal, prepared under the terms of article 21 and Annex H of CVM Resolution No. 81/2022. Information on the right of withdrawal applicable to BRF’s dissenting shareholders is included in the Plan of Merger.

The effectiveness of the Merger shall be subject to the following conditions: (i) from the date of execution of the Plan of Merger and up to the Closing Date (inclusive), there shall not be an occurrence of war, armed conflicts, natural disasters and/or other events (e.g., health calamities; fires in manufacturing units) that adversely and significantly impact the production and/or marketing capacity (including export) of any of the Companies; and (ii) all acts necessary for the conclusion of the Merger and consummation of the operations contemplated in this Plan of Merger must have been approved by the Brazilian Administrative Council for Economic Defense – CADE, to the extent that such approval is necessary, in the form and terms of current legislation and regulations (“Conditions Precedent”).

Provided that it is permitted by applicable law and regulations, the Companies may, by mutual agreement, waive the Conditions Precedent in writing.

Once the Merger has been approved by the EGM and the Extraordinary General Meeting of MGF, the Companies and their respective managements must perform all acts and measures necessary to implement the Merger, including, without limitation, with respect to the verification or waiver of the Conditions Precedent, as applicable, and it is the Companies’ responsibility to disclose to the market, in accordance with applicable legislation and regulations, the date on which the Merger will, for all intents and purposes, be considered consummated (“Closing Date”).

The Merger will result in an increase in MGF’s net equity in the amount of R$14,933,103,366.87 (fourteen billion, nine hundred and thirty-three million, one hundred and three thousand, three hundred and sixty-six reais and eighty-seven cents), supported by the value attributed to the shares issued by BRF to be merged into MGF (that is, without considering the shares issued by BRF held in treasury and the shares issued by BRF held by MGF), based on the Merger Valuation Report (as defined below) and considering the elimination of the investment held by MGF in BRF, provided that the amount of (i) R$4,977,203,352.18 (four billion, nine hundred and seventy-seven million, two hundred and three thousand, three hundred and fifty-two reais and eighteen cents) will be allocated to MGF’s share capital account; and (ii) the remaining amount will be allocated to the MGF capital reserve account.

Due to the allocation to the MGF share capital account mentioned above, on the Closing Date, the share capital of MGF will be R$15,468,781,313.18 (fifteen billion, four hundred and sixty-eight million, seven hundred and eighty-one thousand, three hundred and thirteen reais and eighteen cents).

Without prejudice to any adjustments to the Exchange Ratio to be made under the terms of the Plan of Merger, the Merger will comprise the issuance by MGF of 639,743,458 (six hundred and thirty-nine million, seven hundred and forty-three thousand, four hundred and fifty-eight) common shares, to be subscribed by the directors of BRF, on behalf of the then shareholders of BRF (with the exception of MGF) on the Closing Date, under the terms of article 252, §2, of the Brazilian Corporations Law.

It is reiterated that the increase in share capital and the issuance of shares by MGF in connection with the Merger will only be effective on the Closing Date, with the consummation of the Merger. It is worth noting that, pursuant to article 252, §1, of the Brazilian Corporations Law, MGF shareholders will not have preemptive rights to subscribe to the shares issued as a result of the Merger.

Due to the increase in share capital and the issuance of shares by MGF under the terms above, article 5, caput, of MGF’s bylaws will come into force with the following wording, subject to any adjustments to the Exchange Ratio:

“Article 5. The Company’s share capital, fully subscribed and paid up, is R$15,468,781,313.18 (fifteen billion, four hundred and sixty-eight million, seven hundred and eighty-one thousand, three hundred and thirteen reais and eighteen cents), divided into 1,497,671,577 (one billion, four hundred and ninety-seven million, six hundred and seventy-one thousand, five hundred and seventy-seven) common shares, all registered, book-entry and with no par value.”

In the event of adjustments to the Exchange Ratio, the Board of Directors of MGF shall have the power to confirm the actual number of shares to be issued by MGF within the scope of the Merger. In such case, the Board of Directors of MGF shall be responsible for approving, ad referendum of the first general meeting of MGF to be held after the Closing Date, a new amendment to the caput of article 5 of the bylaws of MGF, for the purpose of assigning the number of shares into which the share capital of MGF shall be divided as a result of the Merger.

Annexes VI, VII, and VIII to this Management Proposal contain the information required by Annexes H and I and by article 9 and CVM Resolution No. 81/2022.

Annexes IX and X to this Management Proposal contain information on the origin and justification for the amendments to MGF’s Bylaws, as well as their legal and economic effects, and a copy of MGF’s Bylaws containing, highlighted, the proposed amendments, prepared in accordance with article 12, items I and II, of CVM Resolution No. 81/2022.

(iii) ratify the appointment of the specialized company Apsis Consultoria Empresarial Ltda., registered with the CNPJ/MF under no. 08.681.365/0001-30 and CRC/RJ under no. 005112/O-9, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, no. 62, 6th floor, Centro, CEP 20021-290, (“Appraisal Company”), as responsible for preparing (a) the appraisal report, at market value, of the shares issued by BRF to be incorporated by MGF, within the scope of the Merger (“Merger Appraisal Report”); and (b) the appraisal report containing the calculation of the exchange ratio of the shares held by the non-controlling shareholders of BRF, based on the net equity value of the shares of MGF and BRF, with both assets being appraised according to the same criteria and on December 31, 2024, at market prices, pursuant to article 264 of the Brazilian Corporations Law (“264 Appraisal Report”);

Management Proposal:

The Company’s Management proposes to the shareholders the ratification of the appointment of Apsis Consultoria Empresarial Ltda., registered with the CNPJ/MF under no. 08.681.365/0001-30 and CRC/RJ under no. 005112/O-9, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, no. 62, 6th floor, Centro, CEP 20021-290 (“Appraisal Company”) as the appraisal company responsible for preparing the Merger Appraisal Report and the 264 Appraisal Report (as defined below).

Annexes XI and XII to this Proposal contain the information required by Annex L of CVM Resolution No. 81/2022, as well as the work proposal and the remuneration proposal of the Appraisal Company.

(iv) approve the Merger Appraisal Report;

Management Proposal:

Under the terms of the Brazilian Corporations Law, it was established in the Plan of Merger that the shares issued by BRF that will be incorporated by MGF, within the scope of the Merger, will be assessed at their market value.

In this sense, the Appraisal Company prepared the appraisal report, at market value, of the shares issued by BRF to be incorporated by MGF, within the scope of the Merger, on the base date of May 14, 2025 (“Merger Appraisal Report”).

As provided for in the Merger Appraisal Report, the Valuation Company concluded that the market value of the shares issued by BRF to be incorporated by MGF, on the base date of May 14, 2025, corresponds to the total amount of R$15,406,097,591.16 (fifteen billion, four hundred and six million, ninety-seven thousand, five hundred and ninety-one reais and sixteen cents) (already adjusted to consider the elimination of the investment held by Marfrig in BRF).

Therefore, the Company’s Management proposes to the shareholders the approval of the Merger Appraisal Report that is part of Annex 4.2 of the Plan of Merger.

(v) approve 264 Appraisal Report;

Management Proposal:

Under the terms of article 264 of the Brazilian Corporations Law, the Appraisal Company prepared an appraisal report containing the calculation of the exchange ratio of the shares held by the non-controlling shareholders of BRF, based on the net equity value of the shares of MGF and BRF, with both assets being appraised according to the same criteria and on the Base Date, at market prices (“264 Appraisal Report”).

If the exchange ratio resulting from the Merger were calculated based on 264 Appraisal Report, 2.26148341591578 common shares issued by MGF would be attributed for each 1 (one) common share issued by BRF held by BRF shareholders (except MGF). Therefore, it is clear that the exchange ratio calculated based on 264 Appraisal Report is more advantageous for BRF shareholders than the proposal contained in the Plan of Merger.

In this sense, the provisions of article 264, §3, of the Brazilian Corporations Law will be applicable, so that dissenting shareholders of BRF may choose between (i) the reimbursement amount set under article 45 of the Brazilian Corporations Law, which corresponds to R$9.43 (nine reais and forty-three cents) per share; or (ii) the equity value per share issued by BRF, determined based on 264 Appraisal Report, which corresponds to R$19.89 (nineteen reais and eighty-nine cents) per share.

The Company’s Management proposes to shareholders the approval of the 264 Appraisal Report prepared by the Valuation Company, which is included in Annex 4.5 of the Plan of Merger.

(vi) authorize the Company’s managers to perform all acts necessary to consummate the Merger, including, without limitation, the subscription of common shares to be issued by MGF on behalf of BRF’s shareholders (except MGF) on the date of consummation of the Merger, pursuant to article 252, §2, of the Brazilian Corporations Law.

Management Proposal : In view of the recommendation for approval of the other items on the agenda, BRF Management also proposes to the shareholders that they authorize the Company’s Management to perform all other acts that are necessary for the implementation of the Merger, in accordance with the Plan of Merger and this Proposal, including, as provided for in article 252, §2nd, of the Brazilian Corporations Law, the subscription of common shares to be issued by MGF on behalf of BRF shareholders (with the exception of MGF) on the Closing Date.

*          *           *

The Company’s shareholders interested in accessing information or clarifying doubts regarding the above proposals should contact the Investor Relations area by telephone at +55 (11) 2322-5377 or by email at acoes@brf.com. All documents related to this EGM are available to shareholders on the websites https://ri.brf-global.com/, www.b3.com.br and www.gov.br/cvm.

Sao Paulo, July 15, 2025.

Annexes to the Management Proposal for the Extraordinary General Meeting of BRF S.A., to be held on June 18, 2025

Annex I – Amended and Restated Plan of Merger

Annex II – Recommendation Report of the Independent Special Committee

Annex III – Fairness Opinion prepared by Citigroup Global Markets

Annex IV – Minutes of the Meetings of the Board of Directors, Independent Special Committee, Audit and Integrity Committee and Fiscal Council of BRF that deliberated on the Merger

Annex V – Pro Forma Financial Statements of Marfrig Global Foods S.A.

Annex VI – Information on the Merger indicated in Annex I to CVM Resolution No. 81/2022

Annex VII – Information on the right of withdrawal indicated in Annex H to CVM Resolution No. 81/2022

Annex VIII - Information required by article 9 of CVM Resolution No. 81/2022

Annex IX – Proposed Amendment to the Bylaws of Marfrig Global Foods SA

Annex X – Report on the Proposed Amendment to the Bylaws of Marfrig Global Foods SA

Annex XI – Information about Apsis Consultoria Empresarial Ltda. (According to article 25 and Annex L of CVM Resolution No. 81/2022)

Annex XII – Proposal of Work and Remuneration from Apsis Consultoria Empresarial Ltda.

Annex XIII - Description of the capital and control structure of MGF, in accordance with section 6 of the reference form, after the Merger

Annex XIV - Information requested by CVM related to the elements that allow for the understanding of the criteria and information that led the Independent Committee and the Company’s Board of Directors to approve the Exchange Ratio

*          *           *

Annex I – Amended and Restated Plan of Merger

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

*            *         *

FIRST AMENDMENT TO THE PLAN OF MERGER FOR THE MERGER OF BRF S.A. SHARES INTO MARFRIG GLOBAL FOODS S.A.

By this private instrument, the directors of the companies identified below, as well as the companies themselves:

(1)	MARFRIG GLOBAL FOODS S.A., a publicly held company, with its registered office in the city of São Paulo, State of São Paulo, at Avenida Queiroz Filho, No. 1,560, Block 5 (Sabiá Tower), 3rd floor, Room 301, Vila Hamburguesa, CEP 05319-000, registered in the National Registry of Legal Entities of the Ministry of Finance (“CNPJ/MF”) under No. 03.853.896/0001-40, represented herein in accordance with its bylaws (“Marfrig”); and

(2)	BRF S.A., a publicly held company, with its registered office in the city of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, 475, Fazenda Neighborhood, CEP 88301-600, registered in the CNPJ/MF under No. 01.838.723/0001-27, represented herein in accordance with its bylaws (“BRF” and, together with Marfrig, “Companies” or “Parties”)

WHEREAS:

(A)	on May 15, 2025, the Parties entered into the “Plan of Merger for the Merger of BRF S.A. Shares into Marfrig Global Foods S.A.” (“Plan of Merger”), in accordance with the provisions of articles 224, 225 and 252 of Law No. 6,404, of December 15, 1976 (“Brazilian Corporations Law”), which regulates the terms and conditions of the merger, into Marfrig, of all shares issued by BRF not held by Marfrig (“Merger”);

(B)	the Parties wish to amend the Plan of Merger to include, as a condition applicable to the consummation of the Merger, the approval of the Merger by the Brazilian Administrative Council for Economic Defense – CADE;

(C)	at meetings held on this date, the boards of directors of the Companies approved the execution of this instrument by the Companies;

NOW THEREFORE RESOLVE, having agreed and agreed among themselves, to enter into this “First Amendment to the Plan of Merger for the Merger of BRF S.A. Shares into Marfrig Global Foods S.A.” (“Amendment”), under the terms and conditions below.

1	Definitions

1.1	Capitalized terms in this Amendment shall have the same meanings as those given to them in the Plan of Merger, unless otherwise expressly provided for in this Amendment.

2	Amendment

2.1	The Parties agree to amend Clause 8.1 of the Plan of Merger, which shall come into force under the following terms:

“ 8.1. Conditions Precedent. The effectiveness of the Merger of Shares will be subject to the following conditions (collectively, the “Conditions Precedent”):

(i)	from May 15, 2025 and up to and including the Closing Date, there may be no occurrence of war, armed conflicts, natural disasters and/or other events (e.g., health disasters; fires in manufacturing units) that adversely and significantly impact the production and/or marketing capacity (including export) of any of the Companies; and

(ii)	all acts necessary for the conclusion of the Merger and consummation of the operations contemplated in this Plan of Merger must have been approved by the Brazilian Administrative Council for Economic Defense – CADE, to the extent that such approval is necessary, in the form and terms of current legislation and regulations.

8.1.1	To the extent permitted by applicable law and regulations, the Companies may, by mutual agreement, waive the Conditions Precedent in writing.”

2.2	Due to the change in Clause 2.1 above, the Parties agree to change the references to the term “Condition Precedent” contained in the Plan of Merger to the term “Conditions Precedent”, as defined in this Amendment.

3	Restatement

3.1	As a result of the changes now agreed, the Plan of Merger, as amended and restated, shall come into force in the form of Annex (A) to this Amendment.

4	General Provisions

4.1	The provisions of Clause 9 (General Provisions) of the Plan of Merger shall apply to this Amendment, mutatis mutandis.

4.2	The Companies acknowledge and agree that (i) this Amendment is signed digitally, and such signature is accepted and acknowledged as valid by the Companies; and (ii) as provided in Provisional Measure No. 2,200-2, of August 24, 2001, this Amendment as signed electronically is acknowledged by the Companies as authentic, complete and valid, even if through an electronic signature platform not accredited by the Brazilian Public Key Infrastructure (ICP-Brasil) and without a digital signature certificate. For all purposes, the date indicated below shall be considered as the date of execution of this Amendment, even if any of the Companies signs this Amendment electronically at a later date, for any reason. In this case, such Company(ies) hereby agree(s) to the retroactive effect of this Amendment to the date indicated below.

IN WITNESS WHEREOF, the Parties sign this Plan of Merger electronically, together with the 2 (two) witnesses below.

São Paulo, May 26, 2025.

(Signature page follows.)

(The remainder of this page is intentionally left blank.)

(Signature page of the First Amendment to the Plan of Merger for the Merger of BRF S.A. into Marfrig Global Foods S.A., executed on 26 May, 2025)

MARFRIG GLOBAL FOODS S.A.

/s/ Rui Mendonça Junior		/s/ Tang David
Name:	Rui Mendonça Junior	Name:	Tang David
Position:	CEO	Position: Administrative and Financial Director, and Director of Investor Relations

BRF S.A.

/s/ Miguel de Souza Gularte		/s/ Fabio Luis Mendes Mariano
Name:	Miguel de Souza Gularte	Name:	Fabio Luis Mendes Mariano
Position:	Global CEO	Position: Vice-President Director of Finances and Investor Relations

Witnesses:

/s/ Ricardo Araujo Rocha		/s/ Mateus Boeira Garcia
Name:	Ricardo Araujo Rocha	Name:	Mateus Boeira Garcia
CPF/MF:	020.990.844-08	CPF/MF:	018.134.240-55

Annex (A)

Amended and Restated Plan of Merger

AMENDED AND RESTATED PLAN OF MERGER FOR THE MERGER OF BRF S.A. SHARES INTO MARFRIG GLOBAL FOODS S.A.

By this private instrument, the directors of the companies identified below, as well as the companies themselves:

(1)	MARFRIG GLOBAL FOODS S.A., a publicly held company, with its registered office in the city of São Paulo, State of São Paulo, at Avenida Queiroz Filho, No. 1,560, Block 5 (Sabiá Tower), 3rd floor, Room 301, Vila Hamburguesa, CEP 05319-000, registered in the National Registry of Legal Entities of the Ministry of Finance (“CNPJ/MF”) under No. 03.853.896/0001-40, represented herein in accordance with its bylaws (“Marfrig”); and

(2)	BRF S.A., a publicly held company, with its registered office in the city of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, 475, Fazenda Neighborhood, CEP 88301-600, registered in the CNPJ/MF under No. 01.838.723/0001-27, represented herein in accordance with its bylaws (“BRF” and, together with Marfrig, “Companies” or “Parties”)

WHEREAS:

(A)	Marfrig is a publicly held company, registered as category “A” issuer of securities with the Brazilian Securities and Exchange Commission (“CVM”) and listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and admitted for trading on the “Novo Mercado” B3 segment (“Novo Mercado”);

(B)	BRF is a publicly held company, registered as category “A” issuer of securities with the CVM, listed on B3, and admitted for trading on the Novo Mercado;

(C)	As of May 15, 2025, Marfrig held 849,526,130 common shares issued by BRF, representing approximately 53.09% of BRF’s voting capital (excluding BRF treasury shares);

(D)	on April 24, 2025, the Marfrig Board of Directors (“Marfrig Board”) approved the formation of the Marfrig Special Independent Committee and the election of its members, who qualify as independent members of the Marfrig Board (“Marfrig Independent Committee”);

(E)	on April 25, 2025, the BRF Board of Directors (“BRF Board” and, together with the Marfrig Board, “Boards of Directors”) approved the formation of the BRF Special Independent Committee (“BRF Independent Committee” and, together with the Marfrig Independent Committee, “Independent Committees”), and the election of its members, in accordance with CVM Guidance Opinion No. 35, dated September 1, 2008 (“CVM Guidance Opinion 35”); and

(F)	in meetings conducted on May 15, 2025, following the conclusion of negotiations between the Independent Committees regarding the Exchange Ratio (as defined in Clause 3.1 below), which resulted in a favorable recommendation of the terms and conditions described herein, the Boards of Directors approved the execution of this instrument by the Companies, as well as its submission to the shareholders of the Companies;

NOW THEREFORE RESOLVE, having mutually agreed and resolved, to execute this Plan of Merger for the merger of BRF S.A. Shares into Marfrig Global Foods S.A.” (“Plan of Merger”), in accordance with the provisions of Articles 224, 225, and 252 of Law No. 6,404, dated December 15, 1976 (“Brazilian Corporations Law”), to regulate the terms and conditions applicable to the Merger (as defined in Clause 1.1 below), subject to the satisfaction (or waiver, as the case may be) of the Conditions Precedent (as defined in Clause 8.1 below) and the occurrence of the Closing Date (as defined in Clause 8.2 below).

1	Purpose

1.1	Merger. Subject to the terms and conditions set forth in this Plan of Merger, the proposal for the merger into Marfrig of all BRF shares not held by Marfrig on the Closing Date is submitted to the shareholders of the Companies, with the consideration being the delivery to the BRF shareholders (except Marfrig) of common shares issued by Marfrig, in accordance with the Exchange Ratio, resulting in the transfer of BRF’s shareholder base to Marfrig (“Merger”). As a result of the Merger, BRF will become a wholly-owned subsidiary of Marfrig.

2	Justification

2.1	The Merger aims to create a global food company based on a multiprotein platform, strong presence in both domestic and international markets, portfolio diversification, scale, efficiency, and sustainability, providing significant benefits to both Companies, their shareholders, customers, suppliers, employees, and other stakeholders, generating operational, financial, and strategic synergies.

2.2	Additionally, the Companies believe that the Merger allows for the simplification and optimization of the administrative and corporate structure of the economic group to which they belong, eliminating or reducing redundant costs, and improving or facilitating access to the capital necessary for the development of their business plans.

2.3	The Companies believe that the Merger will have significant strategic value added, driving global consolidation of their businesses and strengthening their brands through a robust multi-protein platform, including, among others, (i) solidifying their position as leaders in the global food market; (ii) strategic expansion into new markets, maximizing growth opportunities and commercial synergies, including cross-selling initiatives; and (iii) increasing the scale and diversification of their operations, enhancing resilience and mitigating risks associated with sector seasonality and macroeconomic variables.

3	Terms and Conditions of the Merger

3.1	Exchange Ratio. As a result of the Merger, BRF shareholders (other than Marfrig) will receive 0.8521 common shares issued by Marfrig for each 1 (one) common share of BRF held on the Closing Date (“Exchange Ratio”).

3.1.1	Independent Committees. Considering that the Merger involves a controlling company, Marfrig, and a controlled company, BRF, in compliance with CVM Guidance Opinion 35, the BRF Independent Committee was formed, and tasked with negotiating the Exchange Ratio and submit their recommendation to the BRF Board. Moreover, the Marfrig Independent Committee was responsible for the initial proposal and later negotiation of the Exchange Ratio with the BRF Independent Committee. The Exchange Ratio was exhaustively negotiated between the Independent Committees, taking into account the fair value of the Companies, and their recommendation to the respective Boards of Directors was approved by both Independent Committees at meetings held on May 15, 2025. In issuing the favorable recommendation for the transaction, the Independent Committees considered, with the collaboration of their external advisors, a variety of factors, so that the Exchange Ratio was not determined based on a single criterion, but on a variety of combined criteria.

3.1.2	Fractional Shares. Any fractional common shares of Marfrig resulting from the Merger will be aggregated into whole numbers and subsequently sold on the B3 spot market after the completion of the Merger, in accordance with a communication to be timely disclosed to the market by Marfrig. The proceeds from such sales will be made available, net of fees, to the former BRF shareholders who are entitled to the respective fractions, proportionally to their participation in each share sold.

3.1.3	Permitted Distributions. The negotiation and determination of the Exchange Ratio took into account the distribution of dividends and/or interest on own capital in the gross amount of (i) R$3,520,000,000.00 (three billion, five hundred and twenty million reais) by BRF; and (ii) R$2,500,000,000.00 (two billion, five hundred million reais) by Marfrig, in both cases, to be authorized after payment of the withdrawal rights of potential Dissenting Shareholders (as defined in Clause 6.1.1 below) and up to and including the Closing Date (collectively, “Permitted Distributions”), in compliance with the provisions of Clause 3.1.5 below.

3.1.4	No shares shall be issued by Marfrig as a result of the Merger corresponding to shares that may be held in treasury by BRF, which shall be canceled by BRF up to the Closing Date.

3.1.5	Adjustments. The Exchange Ratio shall be adjusted exclusively (i) in the event of stock splits, consolidations, or in-kind dividend payments of either Company; and/or (ii) according to the mechanism set forth in Annex 3.1.5. of this Plan of Merger. In accordance with the mechanism described in Annex 3.1.5, any payments made incurred by the Companies upon exercising the withdrawal right will proportionally reduce the Permitted Distributions by an equivalent amount applied to both Companies.

3.1.6	The substitution of shares issued by BRF shares underlying the American Depositary Shares representing BRF common shares, in the context of the Merger, shall be carried out in accordance with the terms of the applicable deposit agreement.

3.2	BRF’s Share Capital. As of the date of this Plan of Merger, BRF’s share capital amounts to R$13,653,417,953.36 (thirteen billion, six hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six centavos), divided into 1,682,473,246 (one billion, six hundred and eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, with no-par value, all registered and held in book-entry, of which 849,526,130 (eight hundred and forty-nine million, five hundred and twenty-six thousand, one hundred and thirty) are already held by Marfrig and 82,162,633 (eighty-two million, one hundred and sixty-two thousand, six hundred and thirty-three) were BRF treasury shares on May 15, 2025 and, therefore, will not be entitled to receive common shares issued by Marfrig as a result of the Merger, in accordance with Clauses 3.1 and 3.1.4 above.

3.3	Merger at Market Value. The Merger will result in an increase in Marfrig’s shareholders’ equity in the amount of R$14,933,103,366.87 (fourteen billion, nine hundred and thirty-three million, one hundred and three thousand, three hundred and sixty-six reais and eighty-seven centavos), considering the value attributed to the shares issued by BRF to be merged into Marfrig (that is, without considering the shares issued by BRF held in treasury and the shares issued by BRF held by Marfrig), based on the Merger Appraisal Report (as defined in Clause 4.2 below) and considering the elimination of the investment held by Marfrig in BRF, provided that the amount of (i) R$4,977,203,352.18 (four billion, nine hundred and seventy-seven million, two hundred and three thousand, three hundred and fifty-two reais and eighteen centavos) will be allocated to the share capital account of Marfrig; and (ii) the remaining amount will be allocated to Marfrig’s capital reserve account.

3.4	Increase in Marfrig’s Share Capital. On the date of this Plan of Merger, Marfrig’s share capital is R$10,491,577,961.00 (ten billion, four hundred and ninety-one million, five hundred and seventy-seven thousand, nine hundred and sixty-one reais), divided into 857,928,119 (eight hundred and fifty-seven million, nine hundred and twenty-eight thousand, one hundred and nineteen) common shares, all registered, in book-entry form and with no par value. Due to the allocation to Marfrig’s share capital account provided for in Clause 3.3 above, on the Closing Date, Marfrig’s share capital will be R$15,468,781,313.18 (fifteen billion, four hundred and sixty-eight million, seven hundred and eighty-one thousand, three hundred and thirteen reais and eighteen centavos), and the number of shares to be issued by Marfrig will observe the Exchange Ratio.

3.4.1	Without prejudice to any adjustments to the Exchange Ratio to be made in accordance with Clause 3.1.5 above and in compliance with the provisions of Clause 3.4.3 below, the Merger will include the issuance by Marfrig of 639,743,458 (six hundred and thirty-nine million, seven hundred and forty-three thousand, four hundred and fifty-eight) common shares, to be subscribed by the directors of BRF on behalf of the then shareholders of BRF (other than Marfrig) on the Closing Date, in accordance with Article 252, Paragraph 2, of the Brazilian Corporations Law.

3.4.2	As a result of the increase in share capital and the issuance of shares by Marfrig in accordance with Clauses 3.4 and 3.4.1 above, Article 5, Paragraph 1, of Marfrig’s bylaws will be amended to read as follows, subject to any adjustments in accordance with Clause 3.1.5 above:

“Article 5. The Company’s share capital, fully subscribed and paid-up, is R$15,468,781,313.18 (fifteen billion, four hundred and sixty-eight million, seven hundred and eighty-one thousand, three hundred and thirteen reais and eighteen centavos), divided into 1,497,671,577 (one billion, four hundred and ninety-seven million, six hundred and seventy-one thousand, five hundred and seventy-seven) common shares, all registered, in book-entry form and with no par value.”

3.4.3	In case of adjustments to the Exchange Ratio pursuant to Clause 3.1.5 above, it will be the responsibility of the Marfrig Board to approve, subject to agreement of the first Marfrig general assembly to be held after Closing Date, a new amendment to Article 5 of the Marfrig’s bylaws, for the purpose of recording the number of shares into which Marfrig’s share capital will be divided as a result of the Merger, in accordance with powers delegated to the Marfrig Board, to be deliberated by the Marfrig EGM (as defined in 7.1(ii)).

3.5	Share Rights. The common shares to be issued by Marfrig as a result of the Merger will grant their holders the same rights and benefits currently derived from the common shares issued by BRF, and therefore, the issuance and subscription of shares to be issued by Marfrig will not result in any modification to the voting rights, dividends, or any other political or financial rights currently derived from the ownership of common shares issued by BRF, participating fully in all their benefits, including dividends and other capital remunerations that may be declared by Marfrig after the Closing Date.

3.6	Absence of Cross-Ownership. In the context of the Merger, no cross-ownership will be established between the Companies, given that (i) BRF did not hold, on May 15, 2025, and will not hold as of the Closing Date, any shares issued by Marfrig; and (ii) any BRF treasury shares will be canceled up to the Closing Date and, therefore, will not be entitled to receive shares issued by Marfrig.

3.7	Absence of Succession. The Merger will not result in the absorption by Marfrig of any assets, rights, claims, obligations, or liabilities of BRF, which will maintain its full legal personality, and therefore, there will be no succession between the Companies.

4	Valuation and Net Asset Variations

4.1	Appraisal Company. The management of the Companies have engaged Apsis Consultoria Empresarial Ltda., registered with the CNPJ/MF under No. 08.681.365/0001-30 and with the Rio de Janeiro Regional Accounting Council (CRC/RJ) under No. 005112/O-9, with its registered office in the city of Rio de Janeiro, State of Rio de Janeiro, on Rua do Passeio, nº 62, 6º andar, Centro, CEP 20021-290, (“Appraisal Company”), as responsible for preparing the Appraisal Reports (as defined in Clause 4.5 below)

4.1.1	Ratification of the Appointment of the Appraisal Company. In accordance with Article 252, paragraph 1, of the Brazilian Corporations Law, the appointment of the Appraisal Company will be submitted for ratification by the BRF EGM (as defined in Clause 7.1(i)) and the Marfrig EGM.

4.1.2	Appraisal Company Declarations. The Appraisal Company has declared that (i) in accordance with the professional standards established by the Brazilian Federal Accounting Council, it has no knowledge of any direct or indirect conflict of interest, nor of any other circumstance that represents a conflict of interest in relation to the services it has provided and which are described in the Merger Appraisal Report (as defined below); and (ii) it has no knowledge of any action by the controlling shareholder or the administrators of the Companies aimed at directing, limiting, hindering, or performing any acts that could have compromised access, use, or knowledge of relevant information, assets, documents, or work methodologies for the quality of their respective conclusions. The Appraisal Company was selected for the work described in this Plan of Merger based on its extensive and well-known experience in preparing appraisals and evaluations of this nature.

4.2	Merger Appraisal Report. The Appraisal Company prepared the appraisal report of the shares issued by BRF to be merged into Marfrig at market value, in the context of the the Merger, as of the Base Date, as set forth in Annex 4.2 of this Plan of Merger (“Merger Appraisal Report”).

4.2.1	Base Date. The base date used to prepare the Merger Appraisal Report is May 14, 2025.

4.3	Attributed Value. The market value attributed in the Merger Appraisal Report to the BRF shares to be merged into Marfrig corresponds to the total amount of R$15,406,097,591.16 (fifteen billion, four hundred and six million, ninety-seven thousand, five hundred and ninety-one reais and sixteen centavos) (already adjusted to consider the elimination of the investment held by Marfrig in BRF).

4.4	Changes in Shareholders’ Equity. Any changes in shareholders’ equity of BRF from the Base Date to the Closing Date will be borne exclusively by BRF and reflected in Marfrig as a result of the application of the equity method.

4.5	Appraisal of shareholders’ equity at Market Prices. In accordance with Article 264 of the Brazilian Corporations Law, the Companies’ managements engaged the Appraisal Company to prepare an appraisal report containing the calculation of the share substitution ratio for the non-controlling shareholders of BRF, based on the market value of the shareholders’ equity of Marfrig and BRF, both evaluated according to the same criteria and as of December 31, 2024, at market price, in the form set forth in Annex 4.5 (“264 Appraisal Report”) and, together with the Merger Appraisal Report, (“Appraisal Reports”).

4.5.1	264 Appraisal Report Ratio. If the share exchange ratio resulting from the Merger were calculated based on the 264 Appraisal Report, 2.26148341591578 common shares of Marfrig would be attributed for each 1 (one) common share of BRF held by the shareholders of BRF (excluding Marfrig). Such exchange ratio is therefore more favorable to the BRF shareholders when compared to the Exchange Ratio.

4.5.2	Recess to Market Prices. Considering the provisions of Clause 4.5.1, the provisions of Article 264, paragraph 3, of the Brazilian Corporations Law will be applicable as provided in Clause 6.3.1 below.

4.6	Costs and Expenses. The costs and expenses related to the preparation of the Appraisal Reports, including the fees of the Appraisal Company, will be borne by Marfrig.

5	Financial Statements and Information

5.1	Financial Statements. In compliance with Article 6, paragraph 2, of CVM Resolution No. 78, dated March 29, 2022 (“CVM Resolution 78”), the Companies have disclosed their respective financial statements for the fiscal year ended December 31, 2024, prepared in accordance with the Brazilian Corporations Law and CVM regulations, accompanied by an audit report issued by Grant Thornton Auditores Independentes Ltda., a limited liability company registered with the CNPJ/MF under No. 10.830.108/0001-65 and the Regional Accounting Council of the State of São Paulo (CRC/SP) under No. 2SP-025.583/O-1, with its registered office in the city of São Paulo, State of São Paulo, at Avenida Engenheiro Luiz Carlos Berrini, No. 105, CEP 04571-900, registered as an independent auditor with the CVM (“Independent Auditor”).

5.2	Pro Forma Financial Information. In accordance with Article 7 of CVM Resolution 78, pro forma financial information of Marfrig will be disclosed, showing the effects of the Merger as if it had been completed on December 31, 2024 (“Pro Forma Information”).

5.2.1	Basis of Preparation and Reasonable Assurance. The Pro Forma Information was prepared in accordance with the Brazilian Corporations Law and CVM regulations and was subject to reasonable assurance by the Independent Auditor, in compliance with the applicable regulations.

6	Right of Withdrawal

6.1	Pursuant to Articles 137 and 252, paragraph 2, of the Brazilian Corporations Law, the Merger, if approved, will entitle the Companies’ shareholders to exercise a right of withdrawal.

6.1.1	The right of withdrawal will be granted to the shareholders of each of the Companies who (i) are holders of shares issued by Marfrig or BRF, as applicable, uninterruptedly from the date of disclosure of the first material fact regarding the Merger through the date of completion of the Merger; (ii) do not vote in favor of the Merger, abstain from voting, or do not attend the Marfrig EGM or the BRF EGM, as applicable, which will deliberate on the Merger; and (iii) expressly manifest their intention to exercise the right of withdrawal within 30 (thirty) days from the date of publication of the minutes of the Marfrig EGM or the BRF EGM, as applicable (“Dissenting Shareholders”).

6.2	Withdrawal from Marfrig. In accordance with the Brazilian Corporations Law, the Dissenting Shareholders of Marfrig will be entitled to the right of withdrawal at the value of the shareholders’ equity per common share of Marfrig as of December 31, 2024, as approved by the Marfrig ordinary general meeting held on March 31, 2025, which corresponds to R$3.32 (three reais and thirty-two centavos) per common share, without prejudice to the right to request a special balance sheet, in accordance with Article 45 of the Brazilian Corporations Law.

6.3	Withdrawal from BRF. Pursuant to the Brazilian Corporate Law, the Dissenting Shareholders of BRF shall be entitled to the right of withdrawal at the value of the shareholders’ equity per common share of BRF as of December 31, 2024, as determined by the financial statements approved at the ordinary general meeting of BRF held on March 31, 2025, which corresponds to R$ 9.43 (nine reais and forty-three centavos) per common share, without prejudice to the right to draw up a special balance sheet, in accordance with article 45 of the Corporations Law.

6.3.1	Without prejudice to the provisions of Clause 6.3 above, as provided in Article 264, paragraph 3, of the Brazilian Corporate Law, the Dissenting Shareholders of BRF may choose between (i) the reimbursement value fixed in accordance with Article 45 of the Brazilian Corporate Law, which corresponds to R$9.43 (nine reais and forty-three centavos) per common share, as set forth in Clause 6.3 above; or (ii) the shareholders’ equity per common share of BRF, determined based on the 264 Appraisal Report, which corresponds to R$19.89 (nineteen reais and eighty-nine centavos) per common share.

6.4	Reconsideration. The Companies reserve the right to convene general meetings of the Companies to ratify or reconsider the Merger, if they determine that the payments in connection with shareholder withdrawal rights to the Dissenting Shareholders who exercised such rights would jeopardize the financial stability of any of the Companies, in accordance with Article 137, paragraph 3, of the Brazilian Corporations Law.

7	Corporate Approvals

7.1	General Meetings. The completion of the Merger, which will also be subject to the satisfaction (or waiver, as the case may be) of the Conditions Precedent and to the occurrence of the Closing Date, will depend on the performance of the following acts, all of which are interdependent and shall to occur on the same date:

(i)	extraordinary general meeting of BRF to, in this order, (a) approve this Plan of Merger; (b) approve the Merger; (c) ratify the appointment of the Appraisal Company; (d) approve the Merger Appraisal Report; (e) approve the 264 Appraisal Report; and (f) authorize the BRF’s management to perform all acts necessary for the completion of the Merger, including, without limitation, the subscription of common shares to be issued by Marfrig on behalf of the BRF shareholders (other than Marfrig) on the Closing Date, in accordance with Article 252, paragraph 2, of the Brazilian Corporate Law (“BRF EGM”); and

(ii)	extraordinary general meeting of Marfrig to, in this order, (a) approve this Plan of Merger; (b) approve the Merger; (c) approve the capital increase of Marfrig, the issuance of common shares by Marfrig, as well as the consequent amendment and consolidation of Marfrig’s bylaws, with delegation to the Marfrig Board of Directors of the authority to confirm the actual number of shares to be issued by Marfrig, in case of adjustments to the Exchange Ratio; (d) ratify the appointment of the Appraisal Company; (e) approve the Merger Appraisal Report; (f) approve the 264 Appraisal Report; and (h) authorize the management to perform all acts necessary for the completion of the Merger (“Marfrig EGM”).

8	Conditions Precedent; Closing

8.1	Conditions Precedent. The effectiveness of the Merger will be conditioned to the following conditions precedent (collectively, the “Conditions Precedent”):

(i)	from May 15, 2025 through the Closing Date (inclusive), there shall not be an occurrence of war, armed conflicts, natural disasters and/or other unforeseen events (e.g. health emergencies, fires in manufacturing units) that adversely and materially impact the production and/or sales (including export) capacity of either Company; and

(ii)	all acts necessary for the conclusion of the Merger and consummation of the operations contemplated in this Plan of Merger must have been approved by the Brazilian Administrative Council for Economic Defense – CADE, to the extent that such approval is necessary, in the form and terms of current legislation and regulations.

8.1.1	To the extent permitted by applicable law and regulations, the Companies may, by mutual agreement, waive, in writing, any of the Conditions Precedent.

8.2	Closing. Once the Merger is approved by the BRF EGM and the Marfrig EGM, the Companies and their respective management must perform all acts and measures necessary for the implementation of the Merger, including, without limitation, with respect to the satisfaction or waiver of the Conditions Precedent, as applicable, it being incumbent upon the Companies to disclose to the market, in accordance with applicable legislation and regulations, the date on which the Merger will be, for all purposes and effects, deemed completed (“Closing Date”).

9	Miscellaneous Provisions

9.1	Withholding of IRRF. In the context of the Merger, the Companies reserve the right to: (i) withhold the withholding tax (“IRRF”) related to any capital gain due as a result of the Merger of the non-resident BRF shareholder (“INR”) who does not provide, directly or through their custodian agents, by the date and in accordance with the procedures set forth in a notice to shareholders to be disclosed in due course (“IRRF Base Date”), documentary evidence of the average acquisition cost of their BRF shares demonstrating the absence of taxable capital gain; and (ii) charge or offset the amount of IRRF eventually withheld by the Companies on behalf of the INR against any credits held by the Companies, as applicable, against the INR, including, without limitation, the value of any dividends and/or interest on capital (including, without limitation, Permitted Distributions) and other entitlements that may be distributed, declared and/or paid by the Companies, as applicable, at any time, even before the Closing Date.

9.1.1	Marfrig, in its capacity as acquirer of the common shares issued by BRF, will use the information provided by the INRs (directly or through their custodian agents) to calculate the capital gain, with the INR being responsible for the correctness and completeness of this information.

9.1.2	The Companies will (i) consider the acquisition cost to be zero for INRs who do not submit their acquisition cost by the IRRF Base Date; and (ii) apply a 25% (twenty-five percent) tax rate on gains of INRs who fail to inform their tax domicile by the IRRF Base Date.

9.1.3	The Companies will not be liable, under no circumstances, in face of the INRs, for any later adjustments and/or restitution or refund of potential sums paid in excess, provided that the rules set out herein are complied with.

9.2	Disclosure of Documents. This Plan of Merger and the other documents relating to the Merger are available to the respective shareholders of the Companies at the registered office of each Company and on the websites of the Companies, the CVM, and B3, in compliance with applicable regulations.

9.3	Share-Based Compensation. In the context of the Merger, the Companies will define the treatment to be given to shares and share purchase options granted and/or awarded by BRF under its share-based compensation plans.

9.4	Interdependent Transactions. The events described in this Plan of Merger, as well as other related matters submitted to the Marfrig EGM and the BRF EGM, are interdependent legal transactions, and it is the intention of the Companies that no transaction shall be effective unless all others are also effective.

9.5	Performance of Acts. On the Closing Date, the management of the Companies shall perform all acts, registrations, endorsements, and publications necessary for the proper regularization, formalization, and effectiveness of the provisions set forth in this Plan of Merger.

9.6	Amendments. No amendment to any of the terms or conditions set forth in this Plan of Merger shall have any effect unless made in writing and signed by the Parties.

9.7	Assignment. No Party shall assign or otherwise transfer, directly or indirectly, any right or obligation arising from this Plan of Merger or related to it without the prior written consent of the other Parties. Any purported or attempted assignment contrary to the terms of this instrument shall be null and void and shall have no effect.

9.8	Binding Effect. This Plan of Merger is irrevocable and irrevocable, and the obligations assumed by the Companies hereby bind their successors in title.

9.9	Exhibits. All exhibits constitute an integral part of this Plan of Merger. In the event of any discrepancy between this Plan of Merger and any exhibit, the provisions of this Plan of Merger shall prevail.

9.10	Benefit of the Parties. This Plan of Merger is intended exclusively for the benefit of the Parties, and no provision shall be construed as conferring upon any other person any claim, cause of action, remedy, or other right of any nature.

9.11	Independence of Clauses and Precedence

9.11.1	If any provision of this Plan of Merger is deemed invalid or unenforceable by a court or any other competent authority, such provision shall be deemed excluded from this Plan of Merger, and the remaining provisions shall remain in full force and effect. In such a case, the Companies shall negotiate in good faith to agree on the terms of a satisfactory provision that will replace the provision deemed invalid and/or unenforceable.

9.11.2	In negotiating, the Companies shall endeavor to reach an agreement on a provision that is as close as possible to the original intentions of the Companies. If the Companies fail to reach an agreement on this new provision, the invalidity or unenforceability of one or more provisions of this Plan of Merger shall not affect the validity or enforceability of this Plan of Merger as a whole, unless the invalid or unenforceable provision was of such essential importance to this Plan of Merger that it can be reasonably presumed that the Parties would not have entered into this Plan of Merger without such invalid or unenforceable provisions.

9.12	Waiver and Tolerance. The Companies acknowledge that, unless expressly provided otherwise in this Plan of Merger: (i) partial exercise, non-exercise, granting of a time extension, tolerance, or delay with respect to any right granted to any of them by this Plan of Merger and/or by applicable legislation or regulations shall not constitute a novation or waiver of such right, nor shall it prejudice its future exercise; (ii) waiver of any right shall be interpreted restrictively and shall not be considered a waiver of any other right granted by this Plan of Merger or by applicable legislation or regulations to any of the Companies; and (iii) any waivers shall only be granted in writing.

9.13	Executory Title. This Plan of Merger, duly signed, shall serve as an extrajudicial executory title in accordance with the civil procedural legislation, for all legal purposes, the Companies hereby acknowledging that, regardless of any other applicable measures, the obligations assumed under this Plan of Merger are subject to specific performance in accordance with the civil procedural legislation.

9.14	Specific Performance. The Companies bind themselves to comply with, formalize, and perform their obligations in strict observance of the terms and conditions established in this Plan of Merger. Accordingly, the Companies hereby acknowledge and agree that all obligations assumed or that may be imputed under this Plan of Merger are subject to specific performance in accordance with the civil procedural legislation, without prejudice to, cumulatively, the recovery of damages resulting from the non-performance of the obligations agreed upon in this Plan of Merger. The Companies expressly acknowledge and bind themselves to the specific performance of their obligations and to accept judicial, arbitral, or any other similar acts.

9.15	Costs and Expenses. Unless otherwise expressly provided in this Plan of Merger, all legal and other costs and expenses incurred in connection with this Plan of Merger and the Merger shall be borne by the Company incurring such costs and expenses.

9.16	Governing Law. This Plan of Merger shall be interpreted and governed by the laws of the Federative Republic of Brazil.

9.17	Dispute Resolution. The Companies agree that any dispute arising from or related to this Plan of Merger, including but not limited to disputes regarding its existence, validity, effectiveness, interpretation, performance, or termination, that cannot be amicably resolved within an irrevocable period of 30 (thirty) calendar days, shall be resolved by arbitration administered by the B3 Market Arbitration Chamber (Câmara de Arbitragem do Mercado da B3) (“Arbitration Chamber”), in accordance with its regulations in force on the date of the initiation of the arbitration, this section serving as an arbitration clause for the purposes of Article 4, Paragraph 1, of Law No. 9,307, dated September 23, 1996. The administration and proper conduct of the arbitration proceedings shall also be the responsibility of the Arbitration Chamber. The Companies acknowledge that the obligation to seek an amicable resolution does not prevent the immediate filing of an arbitration request if any of the Companies determines that an agreement is not possible.

9.17.1	The arbitral tribunal shall be composed of 3 (three) arbitrators (“Arbitral Tribunal”), one of whom shall be appointed by the Company(s) intending to institute, another by the other Company(s), and the third arbitrator, who shall act as the President of the Arbitral Tribunal, by the arbitrators appointed by the Companies. In the event that one of the Companies fails to appoint an arbitrator or if the appointed arbitrators fail to reach a consensus on the third arbitrator, the President of the Arbitration Chamber shall appoint the third arbitrator as soon as possible.

9.17.2	The Companies acknowledge that any arbitral order, decision, or determination shall be final and binding, constituting a judicial executory title binding on the Companies and their successors, who bind themselves to comply with the determinations in the arbitral award, regardless of judicial enforcement.

9.17.3	Notwithstanding anything to the contrary herein, each of the Companies shall retain the right petition the courts for (i) any provisional or emergency relief that may be necessary prior to the constitution of the Arbitral Tribunal, and the filing of any such request shall not be deemed a waiver by the Companies of the arbitration proceedings; (ii) the enforcement of any arbitral decision, including the final arbitral award; and (iii) the measures required to secure the constitution of the Arbitral Tribunal. For all such purposes, the Companies irrevocably submit to the jurisdiction of the courts of the Judicial District of São Paulo, State of São Paulo, and expressly waive any objection to venue or to any other forum, regardless of how privileged it may be. The seat of the arbitration shall be the city of São Paulo, State of São Paulo.

9.17.4	The seat of the arbitration shall be the city of São Paulo, State of São Paulo.

9.17.5	The arbitration shall be conducted in the Portuguese language.

9.17.6	The dispute shall be decided in accordance with Brazilian law, and judgment based on equity shall not be allowed.

9.17.7	The arbitration shall be confidential. The Companies undertake not to disclose information and documents related to the arbitration. Disclosure may be made if (i) it is required by law; (ii) it is ordered by an administrative or judicial authority; or (iii) it is necessary to defend the interests of the Company.

9.18	Electronic Signature. The Companies acknowledge and agree that (i) this Plan of Merger is signed digitally, and such signature is accepted and deemed valid by the Companies; and (ii) as provided in Provisional Measure No. 2,200-2, dated August 24, 2001, the present Plan of Merger, as electronically signed, is accepted by the Companies as authentic, complete, and valid, even if signed through an electronic signature platform not accredited by the Brazilian Public Key Infrastructure (ICP-Brasil) and without a digital signature certificate. For all purposes, the date of execution of this Plan of Merger shall be the date indicated below, even if any of the Companies signs this Plan of Merger electronically at a later date for any reason. In such a case, the Company(ies) hereby agree(s) to the retroactive effect of this Plan of Merger to the date indicated below.

IN WITNESS WHEREOF, the Parties sign this Plan of Merger electronically, together with the 2 (two) witnesses below.

*      *      *

Annex 3.1.5

Exchange Ratio Adjustment Mechanism

1	Formula

R = B2 ÷ M2, where:

●	“R” means the Exchange Ratio;

●	“B1” means the base price per common share issued by BRF, equivalent to R$23.32 (twenty-three reais and thirty-two cents) per common share;

●	“M1” means the base price per common share issued by Marfrig, equivalent to R$27.73 (twenty-seven reais and seventy-three cents) per common share;

●	“B2” means the adjusted price per common share issued by BRF, calculated in accordance with the following formula: B1 – DB, where:

○	“DB” means declarations and/or distributions of dividends and/or interest on equity (in the gross amount) by BRF per common share issued by BRF which are approved between May 15, 2025 and the Closing Date, calculated in accordance with the following formula: VB ÷ AB, where:

▪	“VB” means the gross amount in reais of distributions as dividends and/or interest on equity declared by BRF which are approved between May 15, 2025 and the Closing Date; and

▪	“AB” means the total number of shares issued by BRF existing on the Closing Date (and, therefore, not cancelled between May 15, 2025 and the Closing Date) minus the number of shares eventually held in treasury on said date (including as a result of any exercise of the right of withdrawal by Dissenting Shareholders of BRF).

●	“M2” means the adjusted price per common share issued by Marfrig, calculated in accordance with the following formula: M1 – DM, where:

○	“DM” means declarations and/or distributions of dividends and/or interest on equity (in the gross amount) by Marfrig per common share issued by Marfrig and which may be approved between May 15, 2025 and the Closing Date, calculated in accordance with the following formula: VM ÷ AM, where:

▪	“VM” means the gross amount in reais of distributions as dividends and/or interest on equity declared by Marfrig which may be approved between May 15, 2025 and the Closing Date; an

▪	“AM” means the total number of shares issued by Marfrig existing on the Closing Date (and, therefore, not cancelled between May 15, 2025 and the Closing Date) minus the number of shares eventually held in treasury on said date (including as a result of of possible exercise of the right of withdrawal by Dissenting Shareholders of Marfrig).

2	Examples

2.1	Example 1

●	Premises:

○	distribution and/or declaration of dividends and/or interest on equity in the gross amount equivalent to the Permitted Distributions (i.e., R$3,520,000,000.00 by BRF and R$2,500,000,000.00 by Marfrig); and

○	without any exercise of withdrawal rights

●	Exchange Ratio: 0.8521x

●	Demonstration:

2.2	Example 2

●	Premises:

○	without any distribution and/or declaration of dividends and/or interest on equity; and

○	exercise of the right of withdrawal by Dissenting Shareholders of BRF holding 208,718,214 shares, considering the reimbursement value resulting from the 264 Appraisal Report (that is, R$19.89 per common share)

○	Exchange Ratio: 0.8410x

●	Demonstration:

2.3	Example 3

●	Premises:

o	distribution and/or declaration of dividends and/or interest on equity in the gross amount of R$1,910,833,247.00 by BRF and R$1,250,000,000.00 by Marfrig; and

o	exercise of the right of withdrawal by Dissenting Shareholders of BRF holding 104,359,107, considering the reimbursement value resulting from the 264 Appraisal Report (that is, R$19.89 per common share)

o	Exchange Ratio: 0.8395x

●	Demonstration:

Annex 4.2

Merger Appraisal Report

(This annex begins on the following page.)

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APPRAISAL REPORT AP - 00521/25 - 01 BRF S.A.

APPRAISAL REPORT: AP - 00521/25 - 01 VALUATION DATE: May 14 th , 2025 1 REQUESTER: MARFRIG GLOBAL FOODS S.A., hereinafter referred to as MARFRIG. Publicly held corporation, headquartered at Av. Queiroz Filho, No. 1.560, Bloco 5, Sabiá Tower, 3 rd Floor, Room 301, Vila Hamburguesa, City and State of São Paulo, registered with the CNPJ under No. 03.853.896/0001 - 40. OBJECT: Shares of BRF S.A., hereinafter referred to as BRF. Publicly held corporation, headquartered at Rua Jorge Tzachel, No. 475, Fazenda, City of Itajaí, State of Santa Catarina, registered with the CNPJ under No. 01.838.723/0001 - 27. OBJECTIVE: Determination of the value of the shares issued by BRF, using the market approach, through the volume - weighted average price of the shares, in compliance with article 252 of Law No. 6,404/1976 (Brazilian Corporation Law).

EXECUTIVE SUMMARY APSIS CONSULTORIA E AVALIAÇÕES LTDA . , hereinafter referred to as APSIS, headquartered at Rua do Passeio, No . 62 , 6 th floor, Centro, City and State of Rio de Janeiro, registered with the CNPJ under No . 08 . 681 . 365 / 0001 - 30 , was appointed to determine the market value of BRF shares, to be merged by MARFRIG, for the purpose of complying with the provisions of article 252 of Law No . 6 , 404 / 1976 (Brazilian Corporation Law) . In this Report, we use the market approach, through the Volume - Weighted Average Price (VWAP) 1 of the shares, to determine the equity value of BRF . The methodology aims to value a company by the sum of all its shares at market prices . Because the price of a stock is defined by the present value of the future dividend stream and a sale price at the end of the period, at a required rate of return, under the Efficient Market Hypothesis, this approach would indicate the correct value of the company to investors, when not affected by factors such as the stock's liquidity in the market . For the selection of the intervals considered in the VWAP calculation, we applied the criteria generally accepted in the market for operations of this nature, in line with the usual practices of the appraised company’s industry, and with parameters provided for in Law No . 6 , 404 / 76 (Brazilian Corporation Law) and CVM Resolution No . 85 / 22 , Annex C . The selection of these intervals was based on the representativeness and liquidity of the shares traded in the period, in order to faithfully reflect the market value of the company under normal trading conditions, mitigating any distortions . The following criteria were considered for the evaluation : ▪ The shares’ spot price on the last business day prior to the issuance of this Report. ▪ Volume - weighted average price of the shares traded on the stock exchange or in the organized over - the - counter market, during the 30 days immediately prior to the last business day before the issuance of this Report. ▪ Volume - weighted average price of shares traded on the stock exchange or in the organized over - the - counter market, during the 90 days immediately prior to the last business day before the issuance of this Report. ▪ Volume - weighted average price of shares traded on the stock exchange or in the organized over - the - counter market, during the 12 months immediately prior to the last business day before the issuance of the Report. Note : any differences between the valuation date and the analyzed dates are due to market closures on the respective dates . 1 The Volume - Weighted Average Price (VWAP) is calculated based on the average of closing prices, weighted by the volume traded. The data was extracted from the S&P Capital IQ Pro platform. 2

VALUATION THROUGH THE VOLUME - WEIGHTED AVERAGE PRICE OF SHARES ON THE STOCK EXCHANGE 2 Arm’s length transaction: An "arm's length" transaction refers to a deal in which buyers and sellers act independently, without one party influencing the other. SPOT VWAP 1 PERIOD DESCRIPTION REFERENCE 19.68 - - 20.74 14/05/2025 31/03/2025 - 14/05/2025 Share price on the last business day prior to the issuance of the report (spot) 30 days prior to the last business day before the issuance of the report n/a a - 20.52 02/01/2025 - 14/05/2025 90 days prior to the last business day before the issuance of the report b - 22.21 15/05/2024 - 14/05/2025 12 months prior to the last business day before the issuance of the report c BRF'S EQUITY VALUE (BRL '000) PERIOD (mm/dd/yyyy) VALUATION BASED ON THE VOLUME - WEIGHTED AVERAGE OF PRICE OF SHARES ON THE STOCK EXCHANGE 20.52 02/01/2025 - 14/05/2025 VWAP on the 90 days immediately prior to the last business day before the issuance of the Report. (R$) 1,600,310,613 10/05/2025* Quantity of BRF common stock (shares)* 32,844,025 BRF'S EQUITY VALUE (BRL '000) *Source: BRF's Investor Relations website. Excluding Treasury Shares. Accessed on 15/05/2025. <https://ri.brf - global.com/en/corporate - gov ernance/shareholder - structure/> 1. Volume - Weighted Average Price (VWAP) - Source data extracted from S&P Capital IQ Pro. Note: Eventual diferences between the base date and analyzed dates are due to market closures on the respective dates. Adopted methodology. CONCLUSION The appraisers concluded that the most appropriate methodology for BRF's valuation is the value of the volume - weighted average price of the shares in the 90 days prior to the last business day before the issuance of the Report . This methodology covers the period closest to the Report’s date of signature, offering a sufficiently large and representative sample, which contributes to diluting any specific distortions of price and volume . In addition, it complies with the parameters established in Article 256 of the Brazilian Corporation Law and in Annex C of CVM Resolution No . 85 / 22 . Based on this approach, the volume - weighted average price of BRF's shares is R $ 20 . 52 (twenty reais and fifty - two cents) per share, resulting in a total equity value of R $ 32 , 844 , 025 thousand (thirty - two billion, eight hundred and forty four million, twenty five thousand reais) . The appraisers consider that the volume - weighted average price of the shares is the most appropriate criterion to determine the fair price of the company's shares . According to the appraisers’ understanding, all the methodologies adopted are based on negotiations carried out between independent parties, with full knowledge of the business and free of pressure or interests unrelated to the essence of the transaction, being, due to these characteristics, classified as operations carried out under conditions of independence, or arm's length . 2 In addition, it should be noted that the methodology adopted for the conclusion of this Report is in accordance with Level 1 of the information hierarchy provided for in Technical Pronouncement CPC 46 (Fair Value Measurement), issued by the Brazilian Accounting Pronouncements Committee (CPC) which prioritizes the use of observable and reliable data, considered the most appropriate for measuring the fair value of assets . 3

TABLE OF CONTENTS TABLE OF CONTENTS..................................................................................................................... ... ............................................................................................................................. ... .......................... 4 1. INTRODUCTION ............................................................................................................................. ... ............................................................................................................................. ... ................... 5 2. PRINCIPLES AND CAVEATS ............................................................................................................................. ... ............................................................................................................................. .. 6 3. LIMITATIONS OF LIABILITY ............................................................................................................................. ... ............................................................................................................................. ... . 7 4. BRF CHARACTERIZATION ............................................................................................................................. ... ............................................................................................................................. ... .. 8 5. VALUATION METHODOLOGY ............................................................................................................................. ... ............................................................................................................................. 9 6. VALUATION THROUGH THE VOLUME - WEIGHTED AVERAGE PRICE OF SHARES ON THE STOCK EXCHANGE.................................................................................................................... 10 7. CONCLUSION ............................................................................................................................. ... ............................................................................................................................. ... ..................... 13 8. LIST OF ANNEXES ............................................................................................................................. ... ............................................................................................................................. ... ............. 14 4

1. INTRODUCTION APSIS CONSULTORIA E AVALIAÇÕES LTDA . , hereinafter referred to as APSIS, headquartered at Rua do Passeio, No . 62 , 6 th floor, Centro, City and State of Rio de Janeiro, registered with the CNPJ under No . 08 . 681 . 365 / 0001 - 30 , was appointed to determine the market value of BRF shares, to be merged by MARFRIG, for the purpose of complying with the provisions in article 252 of Law No . 6 , 404 / 1976 (Brazilian Corporation Law) . In the preparation of this work, data and information provided by third parties were used, in the form of documents and verbal interviews with the client . The estimates used in this process are based on : ▪ Public information collected in the S&P Capital IQ Pro platform. ▪ Audited Financial Statements of BRF as of December 31 st , 2024. ▪ Public information of BRF. ▪ Results spreadsheet extracted from the company's investor relations website. The professionals who participated in the preparation of this work are listed below : ▪ BRUNO GRAVINA BOTTINO – Director ▪ CAIO CESAR CAPELARI FAVERO – Director / Administrator and Accountant (CRA 141231 and CRC 1SP342654) ▪ DANIEL FELIX LAMONICA – Projects ▪ LEONARDO HENRIQUE CARDOSO BRAZ – Projects ▪ LUCAS ARAUJO DA SILVA CARDOZO – Projects ▪ MARCELO CAMPOS FARINHA – Projects ▪ RODRIGO MENNA BARRETO AMIL – Projects 5

2. PRINCIPLES AND CAVEATS The Report, the object of the work enumerated, calculated and particularized, carefully obeys the fundamental principles described below, which are important and should be carefully read. ▪ The consultants have no interest, direct or indirect, in the companies involved or in the transaction, and there is no other relevant circumstance that could characterize a conflict of interest. ▪ APSIS's professional fees are in no way subject to the findings of this Report. ▪ To the best knowledge and to the credit of the consultants, the analyses, opinions, and conclusions expressed in this Report are based on true and correct data, diligence, research and surveys. ▪ The information received from third parties is assumed to be correct, and their sources are contained and cited in the Report. ▪ For projection purposes, it is assumed that there are no encumbrances of any nature, judicial or extrajudicial, affecting the companies in question, other than those listed in this Report, if applicable. ▪ The Report presents all the limiting conditions imposed by the methodologies adopted, if any, that may affect the analyses, opinions and conclusions contained therein. ▪ The Report was prepared by APSIS, and no one, except its own consultants, prepared the analyses and corresponding conclusions. ▪ APSIS assumes full responsibility for the matter of Valuations, including implicit ones, for the exercise of its honorable functions, primarily established in its own laws, codes or regulations. ▪ This Report meets the recommendations and criteria established by the Brazilian Association of Technical Standards (ABNT), the Uniform Standards of Professional Appraisal Practice (USPAP) and the International Valuation Standards (IVS) . ▪ The controlling shareholder and the managers of the companies involved have not directed, limited, hindered or performed any acts that have or may have compromised the availability, use or knowledge of information, goods, documents or work methodologies relevant to the quality of the conclusions contained in this Report . ▪ The internal process of drafting and approving this document involved the following main steps : (I) analysis of the company's public documents ; (II) extraction, through the S&P Capital IQ Pro database, of quotations and historical volumes of the company's shares traded on the stock exchange or in the organized over - the - counter market ; (III) elaboration of calculations of the volume - weighted average price (VWAP) in different intervals ; (IV) preparation of the calculation of the company's equity value ; (V) submission of the report for independent internal review ; (V) implementation of any improvements and suggested changes ; (VI) issuance of a final report . 6

3. LIMITATIONS OF LIABILITY ▪ To prepare this Report, APSIS used and assumed as true and coherent information and historical data audited by third parties or not audited, provided in writing by the company's management or obtained from the aforementioned sources, and has no responsibility for their veracity . ▪ The scope of this valuation did not include an audit of the financial statements, or a review of the work carried out by its auditors . Accordingly, APSIS is not expressing an opinion on the Applicant's financial statements and measurements . ▪ APSIS is not responsible for occasional losses to the Requester and its subsidiaries, its partners, directors and creditors or other parties as a result of the use of the data and information provided by the company and contained in this Report . ▪ This Report was developed solely for the use of the Requester and its partners, aiming at the purpose already described ; therefore, it should not be published, circulated, reproduced, disseminated or used for any purpose other than the aforementioned one without the prior written approval of APSIS . ▪ The analyses and conclusions contained herein are based on several assumptions made on the present date, regarding operational projections, such as prices, volumes, market shares, revenues, taxes, investments, margins, etc . Thus, the company's future results may be different from any forecast or estimate of this work, especially if there is later knowledge of information not available at the time of the issuance of the Report . ▪ This assessment does not reflect events and impacts that occurred after the date of issuance of the Report . ▪ APSIS is not responsible for direct or indirect losses of profits that may arise from the improper use of this Report . ▪ We emphasize that understanding the conclusion of this Report will occur through the full reading of it and its annexes, and therefore no conclusions should be drawn from partial reading, which may be incorrect or mistaken . 7

4. BRF CHARACTERIZATION BRF is one of the world's largest producers of fresh and frozen animal protein, standing out for its extensive production capacity and a portfolio of more than 7 , 300 SKUs . Its products include marinated and frozen chicken, Chester® chicken, turkey meats, specialty meats, frozen processed meats, ready meals, fractionated items, as well as plant - based products . The company also sells margarine, butter, cottage cheese, special sweets, sandwiches, plant - based foods and animal feed . Owner of leading brands widely recognized by the public, such as Sadia, Perdigão and Qualy, BRF consolidated its position in the market from the merger between two traditional family businesses : Perdigão and Sadia . The union was announced in 2009 and completed in 2012 , marking the creation of one of the largest conglomerates in the food sector . Both companies already occupied prominent positions in the national and international market, with products exported to more than 120 countries . In the pet food segment, BRF has four manufacturing units, located in the states of São Paulo, Rio Grande do Sul, Paraná and also in Paraguay . Its portfolio includes brands such as Biofresh, Guabi Natural, Gran Plus, Balance, Three Dogs, Three Cats, PrimoCão, PrimoGato, Faro, Bônos, Apolo and Átila, serving different consumer profiles and their pets . BRF Operations With a 40.8% share of the Brazilian processed food market as of December 31, 2024, BRF maintains a solid structure consisting of 44 industrial units and 103 distribution centers. The company has a highly developed logistics system in the domestic market, supported by a vast distribution network that includes distribution centers and transit points. In 2024, this structure made it possible to serve approximately 415 thousand customers globally, with more than 500 thousand deliveries per month, according to MARFRIG's 2024 Reference Form. Complementing its operational efficiency, BRF invests in technology through a digital sales platform that suggests orders in a personalized way, based on the characteristics of each point of sale. Also, according to MAFRIG's Reference Form, the company demonstrated strong capillarity, with more than 300 thousand active customers in Brazil in June 2024. 8

5. VALUATION METHODOLOGY 1. MARKET APPROACH – LISTING ON THE STOCK EXCHANGE In this Report, we use the market approach, through the Volume - Weighted Average Price (VWAP), to determine the equity value of BRF . The methodology aims to appraise a company by the sum of all its shares at market prices . Because the price of a stock is defined by the present value of the future dividend stream and a sale price at the end of the period, at a required rate of return, under the Efficient Market Hypothesis, this approach would indicate the correct value of the company to investors, when not affected by factors such as the stock's liquidity in the market . 9

6. VALUATION THROUGH THE VOLUME - WEIGHTED AVERAGE PRICE OF SHARES ON THE STOCK EXCHANGE For the selection of the intervals considered in the VWAP calculation, we applied the criteria generally accepted in the market for operations of this nature, in line with the usual practices of the appraised company’s industry, and with parameters provided for in Article 256 of Law No . 6 , 404 / 76 (Brazilian Corporation Law) . The selection of these intervals was based on the representativeness and liquidity of the shares traded in the period, in order to faithfully reflect the market value of the company under normal trading conditions, mitigating any distortions . The following criteria were considered for the evaluation: ▪ The shares’ spot price on the last business day prior to the issuance of this Report. ▪ Volume - weighted average price of the shares traded on the stock exchange or in the organized over - the - counter market, during the 30 days immediately prior to the last business day before the issuance of this Report. ▪ Volume - weighted average price of shares traded on the stock exchange or in the organized over - the - counter market, during the 90 days immediately prior to the last business day before the issuance of this Report. ▪ Volume - weighted average price of shares traded on the stock exchange or in the organized over - the - counter market, during the 12 months immediately prior to the last business day before the issuance of the Report. Note: any differences between valuation date and analyzed dates are due to market closures on the respective dates. The quotes and historical volumes used in the valuation were extracted from the S&P Capital IQ Pro database and can be seen in Annex 1. 10

Valuation date: 14/05/2025, approximate reference range. Source: Quotes and volumes extracted from the S&P Capital IQ Pro database. 11

VOLUME - WEIGHTED AVERAGE PRICE OF SHARES ON THE STOCK EXCHANGE SPOT VWAP 1 PERIOD DESCRIPTION REFERENCE 19.68 - - 20.74 14/05/2025 31/03/2025 - 14/05/2025 Share price on the last business day prior to the issuance of the report (spot) 30 days prior to the last business day before the issuance of the report n/a a - 20.52 02/01/2025 - 14/05/2025 90 days prior to the last business day before the issuance of the report b - 22.21 15/05/2024 - 14/05/2025 12 months prior to the last business day before the issuance of the report c 1. Volume - Weighted Average Price (VWAP) - Source data extracted from S&P Capital IQ Pro. Note: Eventual diferences between the base date and analyzed dates are due to market closures on the respective dates. Adopted methodology. 12

7. CONCLUSION In light of the analysis of the aforementioned documentation and based on the studies carried out by APSIS, the experts concluded that the most appropriate methodology for the valuation of BRF is the volume - weighted average price of the shares in the 90 days prior to the last business day before the issuance of the Report . This methodology covers the period closest to the signature of the report, offering a sufficiently large and representative sample, capable of diluting any specific distortions of price and volume . In addition, it complies with the parameters established in Article 256 of the Brazilian Corporation Law and in Annex C of CVM Resolution No . 85 / 22 . Thus, based on this methodology, the volume - weighted average price of BRF's shares is R $ 20 . 52 (twenty reais and fifty - two cents) per share, resulting in a total equity value of R $ 32 , 844 , 025 thousand (thirty - two billion, eight hundred and forty four million, twenty five thousand reais) . The appraisers concluded that the volume - weighted average price of the shares is the most appropriate criterion for determining the fair price of the company's shares . According to the appraiser’s understanding, all the methodologies considered are based on negotiations carried out between independent parties, knowledgeable about the business and free from pressure or interests unrelated to the essence of the transaction, being, due to these characteristics, classified as operations in conditions of independence (arm's length) . In addition, it should be noted that the methodology adopted for the preparation of this Report is in accordance with the highest level (Level 1 ) of the hierarchy of information for determining fair value, as provided for in CPC 46 , prioritizing the use of data considered the most reliable and observable for the purpose of measuring the value of the asset . 13 Director BRF'S EQUITY VALUE (BRL '000) PERIOD (mm/dd/yyyy) VALUATION BASED ON THE VOLUME - WEIGHTED AVERAGE OF PRICE OF SHARES ON THE STOCK EXCHANGE 20.52 02/01/2025 - 14/05/2025 VWAP on the 90 days immediately prior to the last business day before the issuance of the Report. (R$) 1,600,310,613 10/05/2025* Quantity of BRF common stock (shares)* 32,844,025 BRF'S EQUITY VALUE (BRL '000) *Source: BRF's Investor Relations website. Excluding Treasury Shares. Accessed on 15/05/2025. <https://ri.brf - global.com/en/corporate - gov ernance/shareholder - structure/> The Appraisal Report AP - 00521/25 - 01 was prepared by APSIS (CRC/RJ - 005112/O - 9), a company specialized in asset appraisal, legally represented below by its consultants, who are available for any clarifications that may be necessary. Rio de Janeiro, May 15 th , 2025.

8. LIST OF ANNEXES 1. Historical Quotes and Volumes 2. Glossary 14

ATTACHMENT 1

HISTORICAL SHARE PRICES AND TRANSACTION VOLUMES - BRF (BRFS3) The table below presents BRF’s historical share prices and trading volumes used in the valuation methodology based on the volume - weighted average price of the shares. BRF’s closing share prices were obtained from the S&P Capital IQ Pro database. 1

HISTORICAL SHARE PRICES AND TRANSACTION VOLUMES - BRF (BRFS3) VOLUME TRADED (NUMBER OF SHARES) (BRFS3) CLOSING PRICE (R$) (BRFS3) DATE (DD/MM/YYYY) 11,292,700 19.68 14/05/2025 9,697,700 20.20 13/05/2025 8,375,400 19.71 12/05/2025 8,776,600 19.20 09/05/2025 8,273,200 20.39 08/05/2025 5,170,300 20.26 07/05/2025 10,499,200 20.35 06/05/2025 7,519,600 21.44 05/05/2025 5,563,100 22.46 02/05/2025 5,622,100 22.70 30/04/2025 6,045,700 22.75 29/04/2025 8,697,100 22.70 28/04/2025 10,862,300 22.90 25/04/2025 8,688,100 22.01 24/04/2025 7,533,300 21.49 23/04/2025 9,934,200 21.78 22/04/2025 7,661,400 21.15 17/04/2025 9,147,900 20.68 16/04/2025 4,400,300 20.67 15/04/2025 5,401,600 20.41 14/04/2025 4,913,400 20.54 11/04/2025 5,048,800 20.35 10/04/2025 9,422,800 20.56 09/04/2025 4,992,500 19.06 08/04/2025 6,937,400 19.20 07/04/2025 7,681,300 19.25 04/04/2025 4,804,700 19.64 03/04/2025 2

HISTORICAL SHARE PRICES AND TRANSACTION VOLUMES - BRF (BRFS3) VOLUME TRADED (NUMBER OF SHARES) (BRFS3) CLOSING PRICE (R$) (BRFS3) DATE (DD/MM/YYYY) 6,740,600 19.80 02/04/2025 6,581,100 20.14 01/04/2025 5,672,400 19.68 31/03/2025 6,184,600 19.71 28/03/2025 11,670,400 20.24 27/03/2025 5,613,100 19.72 26/03/2025 5,930,100 19.81 25/03/2025 4,771,600 19.42 24/03/2025 9,860,500 19.83 21/03/2025 9,504,900 19.82 20/03/2025 9,680,800 19.56 19/03/2025 10,726,200 19.64 18/03/2025 14,074,000 18.33 17/03/2025 8,474,800 18.11 14/03/2025 5,675,800 18.55 13/03/2025 7,296,900 19.09 12/03/2025 7,006,700 18.49 11/03/2025 5,548,600 18.88 10/03/2025 8,322,300 19.18 07/03/2025 10,560,500 18.50 06/03/2025 12,245,400 18.65 05/03/2025 14,580,500 17.93 28/02/2025 53,797,700 18.40 27/02/2025 9,129,500 19.01 26/02/2025 8,283,100 18.86 25/02/2025 5,179,400 18.70 24/02/2025 4,624,500 19.00 21/02/2025 3

HISTORICAL SHARE PRICES AND TRANSACTION VOLUMES - BRF (BRFS3) VOLUME TRADED (NUMBER OF SHARES) (BRFS3) CLOSING PRICE (R$) (BRFS3) DATE (DD/MM/YYYY) 6,125,100 18.73 20/02/2025 5,363,800 19.03 19/02/2025 6,461,900 19.19 18/02/2025 4,976,700 19.52 17/02/2025 13,397,400 20.02 14/02/2025 9,715,200 19.47 13/02/2025 6,770,400 20.23 12/02/2025 6,102,100 21.06 11/02/2025 5,257,500 21.35 10/02/2025 4,434,300 20.64 07/02/2025 3,974,100 21.17 06/02/2025 9,842,200 21.03 05/02/2025 10,860,200 20.79 04/02/2025 9,421,300 21.55 03/02/2025 5,447,300 21.89 31/01/2025 8,112,300 22.00 30/01/2025 4,066,700 22.03 29/01/2025 4,971,000 22.00 28/01/2025 5,518,200 22.33 27/01/2025 6,152,300 21.88 24/01/2025 11,017,200 21.75 23/01/2025 9,718,000 22.04 22/01/2025 26,287,100 21.75 21/01/2025 3,498,200 23.29 20/01/2025 6,836,500 22.78 17/01/2025 8,369,500 22.47 16/01/2025 5,863,200 24.15 15/01/2025 4

HISTORICAL SHARE PRICES AND TRANSACTION VOLUMES - BRF (BRFS3) VOLUME TRADED (NUMBER OF SHARES) (BRFS3) CLOSING PRICE (R$) (BRFS3) DATE (DD/MM/YYYY) 10,105,800 23.77 14/01/2025 5,086,700 23.55 13/01/2025 13,227,300 23.52 10/01/2025 6,033,000 23.48 09/01/2025 4,887,100 23.25 08/01/2025 6,581,800 23.72 07/01/2025 4,495,800 23.81 06/01/2025 5,513,800 24.01 03/01/2025 6,804,600 24.80 02/01/2025 8,146,700 25.36 30/12/2024 7,576,700 24.80 27/12/2024 6,751,600 25.47 26/12/2024 4,249,000 26.03 23/12/2024 18,188,500 26.35 20/12/2024 9,288,500 26.27 19/12/2024 17,929,400 26.54 18/12/2024 8,836,200 28.33 17/12/2024 7,694,300 28.35 16/12/2024 6,613,100 27.79 13/12/2024 6,071,100 27.82 12/12/2024 9,386,100 28.38 11/12/2024 7,432,100 27.75 10/12/2024 8,227,600 28.69 09/12/2024 8,692,300 28.32 06/12/2024 9,296,800 28.29 05/12/2024 14,262,500 27.80 04/12/2024 15,433,700 26.33 03/12/2024 5

HISTORICAL SHARE PRICES AND TRANSACTION VOLUMES - BRF (BRFS3) VOLUME TRADED (NUMBER OF SHARES) (BRFS3) CLOSING PRICE (R$) (BRFS3) DATE (DD/MM/YYYY) 6,826,000 25.20 02/12/2024 6,857,300 24.81 29/11/2024 5,711,000 24.41 28/11/2024 6,949,500 24.59 27/11/2024 6,556,100 24.38 26/11/2024 16,504,500 25.45 25/11/2024 7,896,600 25.21 22/11/2024 11,804,600 25.21 21/11/2024 19,692,600 24.41 19/11/2024 16,303,800 23.53 18/11/2024 34,538,600 24.95 14/11/2024 6,380,900 24.94 13/11/2024 6,274,800 24.97 12/11/2024 5,377,700 24.21 11/11/2024 5,873,800 24.10 08/11/2024 9,452,600 24.64 07/11/2024 7,287,600 25.98 06/11/2024 3,762,300 25.80 05/11/2024 7,332,000 26.01 04/11/2024 4,976,100 25.82 01/11/2024 15,821,300 26.23 31/10/2024 4,823,400 25.50 30/10/2024 6,649,300 25.52 29/10/2024 11,117,200 25.56 28/10/2024 6,728,800 24.41 25/10/2024 7,512,500 24.43 24/10/2024 6,908,800 24.35 23/10/2024 6

HISTORICAL SHARE PRICES AND TRANSACTION VOLUMES - BRF (BRFS3) VOLUME TRADED (NUMBER OF SHARES) (BRFS3) CLOSING PRICE (R$) (BRFS3) DATE (DD/MM/YYYY) 4,770,200 24.26 22/10/2024 9,721,800 24.32 21/10/2024 9,099,400 24.35 18/10/2024 8,548,700 23.89 17/10/2024 4,342,700 23.27 16/10/2024 3,970,900 23.30 15/10/2024 2,719,600 22.96 14/10/2024 4,943,200 22.77 11/10/2024 6,396,700 23.08 10/10/2024 5,065,000 22.62 09/10/2024 3,557,200 23.19 08/10/2024 5,040,800 22.88 07/10/2024 4,093,600 23.35 04/10/2024 5,828,200 23.74 03/10/2024 6,826,500 23.86 02/10/2024 5,891,100 24.28 01/10/2024 5,461,300 23.65 30/09/2024 3,950,400 24.26 27/09/2024 5,251,600 24.64 26/09/2024 5,044,500 25.27 25/09/2024 4,939,300 24.68 24/09/2024 4,190,500 24.83 23/09/2024 11,168,300 25.12 20/09/2024 9,942,500 25.05 19/09/2024 5,953,300 24.04 18/09/2024 4,356,400 25.01 17/09/2024 6,556,400 25.00 16/09/2024 7

HISTORICAL SHARE PRICES AND TRANSACTION VOLUMES - BRF (BRFS3) VOLUME TRADED (NUMBER OF SHARES) (BRFS3) CLOSING PRICE (R$) (BRFS3) DATE (DD/MM/YYYY) 9,828,700 24.67 13/09/2024 4,497,000 24.34 12/09/2024 5,519,900 23.97 11/09/2024 3,447,000 24.63 10/09/2024 5,969,300 24.51 09/09/2024 4,729,100 25.21 06/09/2024 4,201,400 25.41 05/09/2024 8,533,600 25.50 04/09/2024 6,204,400 24.47 03/09/2024 6,549,300 24.65 02/09/2024 8,844,900 26.23 30/08/2024 6,377,600 25.80 29/08/2024 5,569,000 26.03 28/08/2024 7,941,100 25.91 27/08/2024 6,321,400 25.30 26/08/2024 9,251,400 25.19 23/08/2024 5,239,400 25.71 22/08/2024 5,939,100 26.03 21/08/2024 8,272,700 25.40 20/08/2024 9,995,300 25.25 19/08/2024 8,933,300 24.30 16/08/2024 23,569,000 23.91 15/08/2024 11,645,800 23.51 14/08/2024 6,693,300 22.45 13/08/2024 4,458,200 21.85 12/08/2024 4,438,300 21.93 09/08/2024 3,949,400 21.54 08/08/2024 8

HISTORICAL SHARE PRICES AND TRANSACTION VOLUMES - BRF (BRFS3) VOLUME TRADED (NUMBER OF SHARES) (BRFS3) CLOSING PRICE (R$) (BRFS3) DATE (DD/MM/YYYY) 3,533,900 20.90 07/08/2024 5,156,300 20.79 06/08/2024 4,620,200 20.68 05/08/2024 4,368,200 20.95 02/08/2024 5,488,600 21.37 01/08/2024 5,240,300 21.06 31/07/2024 11,664,900 21.32 30/07/2024 5,043,700 21.32 29/07/2024 6,957,300 21.59 26/07/2024 4,545,900 21.05 25/07/2024 3,459,800 20.80 24/07/2024 4,999,700 20.94 23/07/2024 4,914,800 21.10 22/07/2024 12,480,400 20.99 19/07/2024 14,977,400 20.81 18/07/2024 3,128,700 22.59 17/07/2024 3,547,000 22.52 16/07/2024 3,119,400 22.50 15/07/2024 4,555,900 22.46 12/07/2024 5,194,400 21.96 11/07/2024 7,390,600 21.93 10/07/2024 4,673,800 22.15 09/07/2024 3,998,200 22.78 08/07/2024 3,996,400 22.83 05/07/2024 4,412,000 22.90 04/07/2024 7,568,700 22.75 03/07/2024 7,712,500 23.61 02/07/2024 9

HISTORICAL SHARE PRICES AND TRANSACTION VOLUMES - BRF (BRFS3) VOLUME TRADED (NUMBER OF SHARES) (BRFS3) CLOSING PRICE (R$) (BRFS3) DATE (DD/MM/YYYY) 6,739,100 23.02 01/07/2024 10,608,800 22.67 28/06/2024 9,507,500 22.05 27/06/2024 7,054,400 21.10 26/06/2024 8,574,300 20.80 25/06/2024 8,893,500 20.73 24/06/2024 11,519,600 20.55 21/06/2024 8,194,200 20.31 20/06/2024 14,485,300 20.02 19/06/2024 11,320,100 19.19 18/06/2024 5,231,100 18.19 17/06/2024 3,636,500 18.63 14/06/2024 4,509,800 18.60 13/06/2024 7,771,000 18.78 12/06/2024 8,410,000 19.00 11/06/2024 8,065,800 18.39 10/06/2024 7,650,300 18.33 07/06/2024 7,589,300 18.44 06/06/2024 6,987,800 18.32 05/06/2024 11,507,800 18.05 04/06/2024 4,340,600 18.71 03/06/2024 72,717,900 18.58 31/05/2024 7,761,000 19.04 29/05/2024 8,697,600 19.14 28/05/2024 4,450,400 19.33 27/05/2024 8,110,200 19.08 24/05/2024 7,707,400 19.23 23/05/2024 10

HISTORICAL SHARE PRICES AND TRANSACTION VOLUMES - BRF (BRFS3) VOLUME TRADED (NUMBER OF SHARES) (BRFS3) CLOSING PRICE (R$) (BRFS3) DATE (DD/MM/YYYY) 10,726,500 19.21 22/05/2024 10,154,300 19.61 21/05/2024 12,524,200 19.65 20/05/2024 11,293,800 19.36 17/05/2024 13,615,600 19.15 16/05/2024 11,281,200 18.54 15/05/2024 5,259,900 18.29 14/05/2024 10,690,200 18.13 13/05/2024 19,010,800 18.32 10/05/2024 13,316,300 18.91 09/05/2024 35,456,700 18.51 08/05/2024 16,033,100 16.65 07/05/2024 18,787,700 16.18 06/05/2024 32,361,200 16.72 03/05/2024 10,899,000 16.71 02/05/2024 6,185,900 16.88 30/04/2024 7,512,000 17.24 29/04/2024 4,845,500 17.45 26/04/2024 6,938,700 17.27 25/04/2024 7,749,900 17.19 24/04/2024 8,382,200 17.37 23/04/2024 7,042,300 17.16 22/04/2024 8,568,100 17.05 19/04/2024 8,810,400 17.05 18/04/2024 12,181,500 17.07 17/04/2024 10,694,400 17.78 16/04/2024 24,298,300 17.90 15/04/2024 11

HISTORICAL SHARE PRICES AND TRANSACTION VOLUMES - BRF (BRFS3) VOLUME TRADED (NUMBER OF SHARES) (BRFS3) CLOSING PRICE (R$) (BRFS3) DATE (DD/MM/YYYY) 12,563,000 16.25 12/04/2024 7,628,100 16.90 11/04/2024 9,299,300 16.88 10/04/2024 7,907,800 17.26 09/04/2024 5,406,700 16.79 08/04/2024 7,626,600 16.17 05/04/2024 7,905,700 15.97 04/04/2024 5,746,000 16.02 03/04/2024 6,456,200 15.97 02/04/2024 5,681,400 16.00 01/04/2024 7,129,400 16.32 28/03/2024 7,243,600 15.78 27/03/2024 5,487,400 15.97 26/03/2024 4,347,600 16.28 25/03/2024 7,174,700 16.30 22/03/2024 5,235,400 16.67 21/03/2024 6,509,700 16.82 20/03/2024 10,248,300 16.76 19/03/2024 8,946,600 16.34 18/03/2024 31,237,800 16.46 15/03/2024 7,253,400 17.28 14/03/2024 6,867,900 16.99 13/03/2024 9,693,900 17.02 12/03/2024 5,780,300 16.61 11/03/2024 8,077,100 16.70 08/03/2024 7,622,400 16.38 07/03/2024 8,989,400 16.14 06/03/2024 12

HISTORICAL SHARE PRICES AND TRANSACTION VOLUMES - BRF (BRFS3) VOLUME TRADED (NUMBER OF SHARES) (BRFS3) CLOSING PRICE (R$) (BRFS3) DATE (DD/MM/YYYY) 12,240,500 15.94 05/03/2024 10,251,100 15.30 04/03/2024 8,196,500 14.87 01/03/2024 11,784,200 15.10 29/02/2024 17,851,400 15.21 28/02/2024 33,280,800 15.15 27/02/2024 14,325,100 14.01 26/02/2024 8,875,800 13.50 23/02/2024 6,218,900 13.86 22/02/2024 8,619,800 13.93 21/02/2024 5,578,100 13.91 20/02/2024 2,522,700 14.15 19/02/2024 4,702,500 14.29 16/02/2024 6,119,600 14.33 15/02/2024 4,382,500 14.18 14/02/2024 4,407,200 14.48 09/02/2024 5,756,900 14.54 08/02/2024 4,868,700 14.81 07/02/2024 5,162,600 14.85 06/02/2024 4,632,400 14.49 05/02/2024 6,263,500 14.33 02/02/2024 7,867,500 14.33 01/02/2024 10,045,800 13.95 31/01/2024 5,755,500 13.75 30/01/2024 4,050,400 14.26 29/01/2024 6,917,600 14.61 26/01/2024 4,709,900 14.47 25/01/2024 13

HISTORICAL SHARE PRICES AND TRANSACTION VOLUMES - BRF (BRFS3) VOLUME TRADED (NUMBER OF SHARES) (BRFS3) CLOSING PRICE (R$) (BRFS3) DATE (DD/MM/YYYY) 9,424,500 14.15 24/01/2024 13,523,900 14.61 23/01/2024 18,872,500 13.64 22/01/2024 10,529,700 13.00 19/01/2024 7,574,600 12.41 18/01/2024 10,201,600 12.57 17/01/2024 12,673,700 13.03 16/01/2024 3,193,000 13.13 15/01/2024 9,557,600 12.87 12/01/2024 6,377,600 12.50 11/01/2024 6,899,200 12.68 10/01/2024 6,912,300 12.72 09/01/2024 8,423,800 12.70 08/01/2024 6,854,400 12.76 05/01/2024 9,288,200 12.57 04/01/2024 12,394,100 12.60 03/01/2024 6,509,100 13.25 02/01/2024 14 Source: S&P Capital IQ Pro.

ATTACHMENT 2

GLOSSARY

A

ABL
Gross Leasable Area.

ABNT (Associação Brasileira de Normas Técnicas)
Brazilian Technical Standards Association.

Allocated Codes
Serial number (grades or weights) to differentiate the quality features of properties.

Allotment
Subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age
Estimated age of a property according to its characteristic and conservation status at the time of inspection.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income)
A percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property
The most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta
A systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Building Owners and Managers Association (BOMA)
The BOMA Standard measures buildings on a buildingwide basis. It introduces the concept of Building Common Area (areas common to all of the tenants in a building).

Building Standard
The quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk
Uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

CAPM (Capital Asset Pricing Model)
Model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc.)

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Casualty
An event that causes financial loss.

CFC (Conselho Federal de Contabilidade)
Brazilian Accounting Committee.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Control Premium
Value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of noncontrolling shares, which reflect the control power.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

1

apsis

Cost of Capital Expected rate of return required by the market as an attraction to certain investment funds. 2 CPC (Comitê de Pronunciamentos Contábeis) Accounting Pronouncements Committee. Current Value Value replacement with a new value depreciated as a result of the physical state the property is in. CVM Securities and Exchange Commission. D Data Treatment Application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed. Date of Issue Closing date of the valuation report, when conclusions are conveyed to the client. DCF (Discounted Cash Flow) Discounted cash flow. D&A Depreciation and amortization. Dependent Variable Variable to be explained by the independent ones. . Depreciable Value Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value. Depreciation Systematic allocation of the depreciable value of an asset during its useful life. Dichotomous Variable Variable that assumes only two values. Direct Production Cost Spending on inputs, including labor, in the production of goods. Discount Rate Any divisor used to convert a flow of future economic benefits into present value. E EBIT (Earnings before Interest and Taxes) Earnings before interest and taxes. EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) Earnings before interest, taxes, depreciation and amortization. Economic Benefits Benefits such as revenue, net profit, net cash flow, etc. Efficient Use That which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends. Electrical Damage Value Estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians. Enterprise Setof properties capable of producing revenue through marketing or economicexploitation. It can be: real estate (e.g. subdivision, commercial/ residential buildings), real - estate based (e.g., hotel, shopping mall, themeparks), industrial or rural. Enterprise Value Economic value of the company. Equity Value Economic value of the equity. Equivalent Construction Area Constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates. Equivalent Depth Numerical result of the division of a lot area by its main projected front. Expertise Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights. F Facilities Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation. Fair Market Value Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so. Fair Value Less Cost to Sell Value that can be obtained from the sale of an asset or cash - generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties. FCFF (Free Cash Flow to Firm) Freecash flow to firm, or unlevered free cash flow. Financial Lease That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases. Fixed Asset Tangible asset available for use in the production or supply of goodsor services, in third - party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Forced Liquidation Conditiononthepossibility ofacompulsorysaleorinashorter period than theaverageabsorptionbythemarket. 3 G Goodwill See Premium for Expected Future Profitability. H Homogenization Treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed. Homogenization Area Useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market. I IAS (International Accounting Standards) Principles - based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards. IASB (International Accounting Standards Board) International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs). Ideal Fraction Percentage owned by each of the buyers (tenants) of the land IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB. IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB. Impairment See Impairment losses. Impairment Losses(impairment) Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expenseof selling it; or, in the caseof other assets, their fair value less expenditure for sale. Income Approach Valuation method for converting the present value of expected economic benefits. Independent Variables Variables that provide a logical content to the formation of the value of the property subject to the assessment. Indirect Production Cost Administrative and financial costs, benefits and other liens and charges necessary for the production of goods. party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy. Insurance Investment Property Risk transfer guaranteed by contract whereby one Property (land, building or building part, or both) Insurance Value Value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations. Intangible Asset Identifiable non - monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations. Internal Rate of Return Discount rate where the present value of future cash flow is equivalent to the cost of investment . International Accounting Standards (IAS) Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC). held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes. Investment Value Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning. IVSC International Valuation Standards Council. K Key Money Amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale. Key Variables Variables that, a priori, and traditionally have been important for the formation of property value. L Levered Beta Beta value reflecting the debt in capital structure.

Liability Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits. 4 Liquidity Ability to rapidly convert certain assets into cash or into the payment of a certain debt. M Market Approach Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted. Market Data Set of information collected on the market related to a particular property. Market Research Set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data. Marketing Factor The ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one). Maximum Insurance Value Maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance. Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value. Multiple Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc.). N Net Debt Cash and cash equivalents, net position in derivatives, short - term and long - term financial debts, dividends receivable and payable, receivables and payables related to debentures, short - term and long - term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus. Non - Operating Assets Those not directly related to the company’s operations (may or may not generate revenue) and that can be disposed of without detriment to its business. O Operating Assets Assets that are basic to the company’s operations. Operating Lease That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases. P Parent Company An entity that has one or more subsidiaries. Percentual Value Value at the end of the projective period to be added on the cash flow. Point of Sale Intangible asset that adds value to commercial property, due to its location and expected commercial exploitation. Population Total market data of the segment to be analyzed. Premium for Expected Future Profitability (goodwill) Future economic benefits arising from assets not capable of being individually identified or separately recognized . Present Value The estimated present value of discounted net cash flows in the normal course of business. Price The amount by which a transaction is performed involving a property, a product or the right thereto. Private Area Useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases). Property Something of value, subject to use, or that may be the object of a right, which integrates an equity. Q Qualitative Variables Variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e . g . , building standard, conservation status and quality of the soil) . Quantitative Variables Variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces). R Range for Real Estate Valuations Rangein the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model. Rd (Cost of Debt) A measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others. Re (Cost of Equity) Return required by shareholders for the capital invested. Real Estate Property, consisting of land and any improvements incorporated thereto . Can be classified as urban or rural, depending on its location, use or to its highest and best use .

Recoverable Value The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use. 5 Reference Real Estate Market data with features comparable to the property assessed. Regression Model The model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics. Remaining Life A property’s remaining life. Replacement Cost A property’s reproduction cost less depreciation, with the same function and features comparable to the property assessed. Replacement Value for New Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property. Reproduction Cost Expense required for the exact duplication of a property, regardless of any depreciation. Reproduction Cost Less Depreciation A property’s reproduction cost less depreciation, considering the state it is in. Residual Value Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period. Residual Value of an Asset Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life . S Sample Set of market data representative of a population. Scrap Value Market value of a property’s reusable materials in disabling conditions, without their being used for production purposes . Shareholders’ Equity at Market Prices See Assets Approach. Statistical Inference Part of statistical science that allows drawing conclusions about the population from a sample. Subsidiary Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company). Supporting Documentation Documentation raised and provided by the client on which the report premises are based. Survey Evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it. T Tangible Asset Physically existing asset, such as land, building, machinery, equipment, furniture and tools. Technical Report Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject. Technical Term of Responsibility Required document, which defines the responsible engineer for a product or service. Total Construction Area Resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT. U Urbanizable Land Land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business. Useful Area Real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use. Useful Economic Life The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity. V Valuation Act or process of determining the value of an asset. Valuation Date Specific date (day, month and year) of application of the assessment value. Valuation Methodology One or more approaches used in developing evaluative calculations for the indication of the value of an asset. Value at Risk Representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value . Value in Use Value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value of a business in forced liquidation Value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period. Value of a business in immediate liquidation The compulsory liquidation refers to a business forced into liquidation by way of a winding - up petition presented to the court. More aggressive than forced liquidation. Value Plan The graphic representation or listing of generic square meter values of land or of the real estate on the same date. W WACC WACC (Weighted Average Cost of Capital) Model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others). WARA Weighted Average Return on Assets (WARA), Weighted average rate of return expected for the assets and liabilities that make up the company under analysis, including goodwill. 6

1 Rio de Janeiro +55 21 2212 - 6850 apsis.rj@apsis.com.br São Paulo 55 11 4550 - 2701 apsis.sp@apsis.com.br Minas Gerais +55 31 98299 - 6678 apsis.mg@apsis.com.br apsis.com.br

Annex 4.5

264 Appraisal Report

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APPRAISAL REPORT AP - 00475/25 - 01 Marfrig Global Foods S.A. BRF S.A.

APPRAISAL REPORT: AP - 00475/25 - 01 VALUATION DATE: December 31 st , 2024 1 REQUESTER: MARFRIG GLOBAL FOODS S.A., hereinafter referred to as MARFRIG. Publicly held corporation, headquartered at Av. Queiroz Filho, No. 1.560, Bloco 5, Sabiá Tower, 3 rd Floor, Room 301, Vila Hamburguesa, City and State of São Paulo, registered with the CNPJ under No. 03.853.896/0001 - 40. OBJECTS: MARFRIG, previously qualified, and BRF S.A., hereinafter referred to as BRF. Publicly held corporation, headquartered at Rua Jorge Tzachel, No. 475, Fazenda, City of Itajaí, State of Santa Catarina, registered with the CNPJ under No. 01.838.723/0001 - 27. OBJECTIVE: Calculation of the value of MARFRIG and BRF shares using the Adjusted Net Asset Method, based on the same criteria and on the same date, for the purpose of complying with article 264 of Law No. 6,404 (Brazilian Corporation Law).

EXECUTIVE SUMMARY APSIS CONSULTORIA E AVALIAÇÕES LTDA . , hereinafter referred to as APSIS, was appointed by MARFRIG to determine the share exchange ratio of MARFRIG and BRF, based on the Adjusted Net Asset method, according to the same criteria and on the same dates, of both companies, in compliance with article 264 of Law No . 6 , 040 / 76 . MARFRIG intends to carry out a corporate reorganization, which will consist of the merger of BRF shares . As this is a transaction involving controlling and controlled companies, it is necessary to calculate the exchange ratio of the shares of the subsidiary’s non - controlling shareholders based on the shareholders' equity value of the shares of the parent company and the subsidiary, valuing the two assets according to the same criteria and on the same date, at market prices, to comply with article 264 of the Brazilian Corporation Law . The technical procedures used in this Report are in accordance with the criteria established by valuation standards . The Adjusted Net Asset Value methodology is based on the analysis of the assets and liabilities recorded in the company's balance sheet, adjusted to the amount that a potential market participant would pay to obtain such assets or assume such liabilities . 2

SUMMARY OF RESULTS (ADJUSTED NET ASSET METHOD) ▪ MARFRIG (pro forma balance sheet) The Balance Sheet below presents the reconciliation, made available by MARFRIG's management, between MARFRIG's consolidated accounting balances as of December 31 st , 2024 (see December 31 st , 2024 Financial Statements available on MARFRIG's IR website) and the balances used in the Pro Forma Balance Sheet to carry out the valuation . The adjustments consisted of reversing the consolidation of BRF in MARFRIG, followed by the recognition of BRF using the equity method (MEP) . These adjustments aim to isolate the effects of the investee in the consolidated financial statements, enabling the identification and measurement of the fair value adjustment (step up and down) to determine the net equity value, for the purpose of determining the share exchange ratio in the context of the corporate transaction . 3

MARFRIG BALANCE SHEET	ACCOUNTING STATEMENTS – CONSOLIDATED	CONSOLIDATED ADJUSTMENTS – MARFRIG	ACCOUNTING STATEMENTS – PRO FORMA
(BRL '000)	AS OF DEC 2024	AS OF DEC 2024	AS OF DEC 2024
CURRENT ASSETS	**54,934,666**	**(30,741,201)**	**24,193,465**
Cash and cash equivalents	4,516,687	(1,384,670)	3,132,017
Short-term Investments	18,002,828	(10,674,774)	7,328,054
Accounts Receivable from Customers	9,175,814	(5,985,721)	3,190,093
Inventories of Products and Goods	11,482,938	(6,728,004)	4,754,934
Biological Assets	2,926,421	(2,844,633)	81,788
Recoverable Taxes	3,235,325	(2,214,189)	1,021,136
Prepaid Expenses	425,830	(176,290)	249,540
Receivables from Securities	59,452	(32,302)	27,150
Advances to Suppliers	2,739,402	(34,076)	2,705,326
Assets Held for Sale	1,422,058	-	1,422,058
Derivative Financial Instruments	84,969	(63,033)	21,936
Dividends Receivable	851	(851)	-
Restricted Cash	276,025	(276,025)	-
Other Receivables	586,066	(326,633)	259,433
NON-CURRENT ASSETS	**82,575,473**	**(44,553,687)**	**38,021,788**
LONG-TERM RECEIVABLES	**21,976,784**	**(13,162,635)**	**8,814,149**
Financial Investments and Marketable Securities	323,811	(323,811)	-
Trade Receivables	22,620	(22,620)	-
Judicial Deposits	487,501	(422,333)	65,168
Recoverable Taxes	10,141,498	(4,545,441)	5,596,057
Receivables from Securities	8,635	(8,035)	600
Restricted Cash	60,790	(60,790)	-
Deferred Income Tax and Social Contribution	4,476,955	(2,331,012)	2,145,943
Derivative Financial Instruments	251,582	(251,570)	12
Other Receivables	249,999	(221,015)	28,984
Biological Assets	1,787,237	(1,787,237)	-
Investment Properties	116,794	-	116,794
Right-of-Use Asset	4,049,362	(3,188,771)	860,591
INVESTMENTS	**224,843**	**13,097,821**	**13,322,664**
FIXED ASSETS	**41,246,113**	**(31,350,498)**	**9,895,617**
INTANGIBLE ASSETS	**19,127,733**	**(13,138,375)**	**5,989,358**
TOTAL ASSETS	**137,510,139**	**(75,294,888)**	**62,215,253**

4

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MARFRIG BALANCE SHEET (BRL '000)	ACCOUNTING STATEMENTS – CONSOLIDATED AS OF DEC 2024	CONSOLIDATED ADJUSTMENTS – MARFRIG AS OF DEC 2024	ACCOUNTING STATEMENTS – PRO FORMA AS OF DEC 2024
CURRENT LIABILITIES	**42,965,775**	**(20,676,417)**	**22,289,358**
Suppliers	20,261,845	(13,468,993)	6,792,852
Labor liabilities	2,351,893	(1,652,329)	699,564
Tax liabilities	1,236,661	(1,141,943)	94,718
Loans, Financing and Debentures	8,352,851	(1,175,409)	7,177,442
Payables from Securities	220,653	(218,106)	2,547
Lease Liabilities	1,204,466	(1,014,813)	189,653
Advances from Customers	6,089,060	(475,650)	5,613,410
Liabilities Related to Assets Held for Sale	767,344	-	767,344
Provision for Contingencies	784,296	(692,650)	91,646
Derivative Financial Instruments	450,945	(382,976)	67,969
Dividends Payable	2,792	(1,686)	1,106
Other Liabilities	1,242,969	(451,862)	791,107
NON-CURRENT LIABILITIES	**74,606,252**	**(38,196,322)**	**36,409,929**
LONG-TERM PAYABLES	**74,606,252**	**(38,196,322)**	**36,409,929**
Loans, Financing and Debentures	52,770,780	(19,091,175)	33,679,605
Tax liabilities	258,302	(77,854)	180,448
Deferred Income Tax and Social Contribution*	8,755,947	(8,562,677)	193,270
Provision for Contingencies	6,607,415	(6,238,842)	368,573
Lease Liabilities	3,691,734	(2,978,116)	713,618
Payables from Securities	39,156	(39,156)	-
Suppliers	11,767	(11,767)	-
Labor liabilities	467,127	(467,127)	-
Derivative Financial Instruments	1,415,527	(236,206)	1,179,321
Other Liabilities	588,497	(493,402)	95,094
SHAREHOLDER'S EQUITY	**19,938,112**	**(16,422,149)**	**3,515,963**
Share Capital	10,367,391	-	10,367,391
Capital Reserve and Treasury Shares	(2,141,436)	(1,382,732)	(3,524,168)
Legal Reserve	624,664	-	624,664
Tax Incentive Reserve	964,286	-	964,286
Retained Earnings Reserve	2,637,330	-	2,637,330
Other Comprehensive Results	(9,628,091)	375,486	(9,252,605)
Non-controlling Interests	17,113,968	(15,414,903)	1,699,065
Market adjustments		-	-
TOTAL LIABILITIES	**137,510,139**	**(75,294,888)**	**62,215,251**
SHAREHOLDER'S EQUITY - CONTROLLING (BRL '000)	**2,824,144**	**(1,007,246)**	**1,816,898**

* BRF's Shareholders' Equity at Market Value is already net of deferred income tax on the fair value adjustments recognized in the balance sheet

5

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▪ MARFRIG (Balance Sheet at Market Value) The following table presents MARFRIG's Shareholders’ Equity at Market Value, based on the pro - forma view mentioned above, and the effect of the fair value adjustments arising from the market valuation of the accounting balances presented, explained in detail throughout this report. 6

MARFRIG BALANCE SHEET	ACCOUNTING STATEMENTS – PRO FORMA	MARKET VALUE	ACCOUNTING STATEMENTS – PRO FORMA
(BRL '000)	AS OF DEC 2024	ADJUSTMENTS	AS OF DEC 2024
CURRENT ASSETS	**24,193,465.1**	**120,958.8**	**24,314,424.0**
Cash and cash equivalents	3,132,017.0	-	3,132,017.0
Short-term Investments	7,328,054.0	-	7,328,054.0
Accounts Receivable from Customers	3,190,093.0		3,190,093.0
Inventories of Products and Goods	4,754,934.0	100,672.8	4,855,606.8
Biological Assets	81,788.0		81,788.0
Recoverable Taxes	1,021,136.0		1,021,136.0
Prepaid Expenses	249,540.0		249,540.0
Receivables from Securities	27,150.0		27,150.0
Advances to Suppliers	2,705,326.0	-	2,705,326.0
Assets Held for Sale	1,422,058.0	20,286.0	1,442,344.0
Derivative Financial Instruments	21,936.0	-	21,936.0
Other Receivables	259,433.1	-	259,433.1
NON-CURRENT ASSETS	**38,021,787.7**	**8,328,908.2**	**46,350,695.9**
LONG-TERM RECEIVABLES	**8,814,148.9**	**-**	**8,814,148.9**
Judicial Deposits	65,168.0		65,168.0
Recoverable Taxes	5,596,057.0		5,596,057.0
Receivables from Securities	600.0		600.0
Deferred Income Tax and Social Contribution	2,145,943.0	-	2,145,943.0
Derivative Financial Instruments	12.0	-	12.0
Other Receivables	28,983.9	-	28,983.9
Investment Properties	116,794.0		116,794.0
Right-of-Use Asset	860,591.0		860,591.0
INVESTMENTS	**13,322,663.8**	**2,843,140.0**	**16,165,803.8**
Investments in Subsidiaries and Associates	13,227,102.8	2,843,140.0	16,070,242.8
Other Investments	95,561.0	-	95,561.0
FIXED ASSETS	**9,895,617.0**	**1,692,412.1**	**11,588,029.1**
Buildings and Improvements	4,206,666.0	232,167.7	4,438,833.7
Machinery, Equipment, Furniture and Fixtures	3,564,730.0	1,418,546.2	4,983,276.2
Construction in Progress	1,446,326.0	-	1,446,326.0
Others	592,549.0	79,344.4	671,893.4
Land	85,346.0	(37,646.3)	47,699.8
INTANGIBLE ASSETS	**5,989,358.0**	**3,793,356.1**	**9,782,714.1**
Goodwill	1,404,184.0	(1,404,184.0)	-
Distribution Channels	149,271.0	(149,271.0)	-
Software and Licenses	43,934.0	-	43,934.0
Trademarks and Patents	1,376,708.0	2,547,117.8	3,923,825.8
Customer Relationships	1,361,853.0	445,123.5	1,806,976.5
Supplier Relationships	1,653,408.0	2,354,569.8	4,007,977.8
TOTAL ASSETS	**62,215,252.9**	**8,449,867.0**	**70,665,119.9**

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MARFRIG BALANCE SHEET (BRL '000)	ACCOUNTING STATEMENTS – PRO FORMA AS OF DEC 2024	MARKET VALUE ADJUSTMENTS	ACCOUNTING STATEMENTS – PRO FORMA AS OF DEC 2024
CURRENT LIABILITIES	22,289,358.5	-	22,289,358.5
Suppliers	6,792,852.0	-	6,792,852.0
Labor liabilities	699,564.0	-	699,564.0
Tax liabilities	94,718.0	-	94,718.0
Loans, Financing and Debentures	7,177,442.0	-	7,177,442.0
Payables from Securities	2,547.0	-	2,547.0
Lease Liabilities	189,653.0	-	189,653.0
Advances from Customers	5,613,410.0	-	5,613,410.0
Liabilities Related to Assets Held for Sale	767,344.0		767,344.0
Provision for Contingencies	91,646.0		91,646.0
Derivative Financial Instruments	67,969.0		67,969.0
Dividends Payable	1,106.0		1,106.0
Other Liabilities	791,107.5	-	791,107.5
NON-CURRENT LIABILITIES	36,409,929.4	2,611,011.0	39,020,940.5
LONG-TERM PAYABLES	36,409,929.4	2,611,011.0	39,020,940.5
Loans, Financing and Debentures	33,679,605.0	-	33,679,605.0
Tax liabilities	180,448.0		180,448.0
Deferred Income Tax and Social Contribution*	193,270.0	1,543,247.9	1,736,517.9
Provision for Contingencies	368,573.0	1,067,763.1	1,436,336.1
Lease Liabilities	713,618.0		713,618.0
Derivative Financial Instruments	1,179,321.0	-	1,179,321.0
Other Liabilities	95,094.4	-	95,094.4
SHAREHOLDER'S EQUITY	3,515,962.7	5,838,856.0	9,354,818.7
Share Capital	10,367,391.0	-	10,367,391.0
Capital Reserve and Treasury Shares	(3,524,168.0)	-	(3,524,168.0)
Legal Reserve	624,664.0	-	624,664.0
Tax Incentive Reserve	964,286.0	-	964,286.0
Retained Earnings Reserve	2,637,330.0	-	2,637,330.0
Other Comprehensive Results	(9,252,605.0)		(9,252,605.0)
Non-controlling Interests	1,699,064.7	183,280.4	1,882,345.2
Market adjustments		5,655,575.5	5,655,575.5
TOTAL LIABILITIES	62,215,250.7	8,449,867.0	70,665,117.7

SHAREHOLDER'S EQUITY - CONTROLLING (BRL '000)	1,816,898.0	5,655,575.5	7,472,473.5
QUANTITIES OF MARFRIG SHARES - EX. TREASURY SHARES		849,668,056	
SHAREHOLDER'S EQUITY - CONTROLLING (R$ per share)	R$ 2.14	R$ 6.66	R$ 8.79

* BRF's Shareholders' Equity at Market Value is already net of deferred income tax on the fair value adjustments recognized in the balance sheet

8

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▪ BRF (Balance Sheet at Market Value) The following table presents BRF's Shareholders' Equity at Market Value, based on the consolidated view according to BRF's consolidated financial statement as of December 31 st , 2024, and the effect of fair value adjustments arising from the market valuation of the accounting balances presented, explained in detail throughout this report. 9

BALANCE SHEET BRF (BRL '000)	ACCOUNTING STATEMENTS BALANCES AT DEC 2024	MARKET VALUE ADJUSTMENTS	ACCOUNTING STATEMENTS BALANCES AT DEC 2024
CURRENTS ASSETS	**30,830,215**	**738,024**	**31,568,239**
Cash and cash equivalents	11,165,364	-	11,165,364
Bonds and securities	894,080	-	894,080
Accounts receivable	6,107,292	-	6,107,292
Inventory	6,728,002	738,024	7,466,026
Recoverable taxes	2,214,189	-	2,214,189
Biological assets	2,844,633	-	2,844,633
Prepaid expenses	851	-	851
Other current assets	875,804	-	875,804
NON-CURRENT ASSETS	**31,844,867**	**31,654,240**	**63,499,107**
LONG-TERM REALISABLE	**9,974,145**	-	**9,974,145**
Deferred taxes LT	2,331,012	-	2,331,012
Recoverable taxes LT	4,545,723	-	4,545,723
Accounts receivable LT	30,655	-	30,655
Bonds and securities LT	323,811	-	323,811
Other non current assets	955,707	-	955,707
Biological assets	1,787,237	-	1,787,237
INVESTIMENTS	**129,323**	-	**129,323**
Holdings in subsidiaries and associates	129,323	-	129,323
FIXED ASSETS	**11,879,459**	**25,525,391**	**37,404,850**
Land	627,900	1,984,312	2,612,212
Buildings and Facilities	5,443,218	10,134,901	15,578,119
Machinery and equipment	4,994,258	13,403,704	18,397,962
Furniture and Utensils	148,304	2,487	150,791
Vehicles	1,017	(13)	1,004
Fixed Assets in Progress	645,621	-	645,621
Advances to suppliers	19,720	-	19,720
Others	(579)	-	(579)
INTANGIBLE ASSETS	**6,673,170**	**6,128,849**	**12,802,019**
Goodwill	3,771,263	(3,771,263)	-
Trademark	2,006,267	8,746,831	10,753,098
Non-compete agreements	2,551	(2,551)	-
Integrated Supplier Relationship	-	1,411,973	1,411,973
Patents	1,237	-	1,237
Customer relationship	620,296	(256,141)	364,155
Software	233,865	-	233,865
Other intangible assets	37,691	-	37,691
FIXED ASSETS RIGHT OF USE	**3,188,770**	-	**3,188,770**
Ridght of Use	3,188,770	-	3,188,770
TOTAL ASSETS	**62,675,082**	**32,392,264**	**95,067,346**

10

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BALANCE SHEET BRF (BRL '000)	ACCOUNTING STATEMENTS BALANCES AT DEC 2024	MARKET VALUE ADJUSTMENTS	ACCOUNTING STATEMENTS BALANCES AT DEC 2024
CURRENT LIABILITIES	**20,820,572**	**-**	**20,820,572**
Loans and financing	1,230,273	-	1,230,273
Suppliers	14,573,097	-	14,573,097
Tax obligations	1,141,944	-	1,141,944
Wages, benefits and social charges payable	946,937	-	946,937
Provisions	692,650	-	692,650
Other payables	2,235,671	-	2,235,671
NON-CURRENT LIABILITIES	**25,355,295**	**15,460,276**	**40,815,571**
LONG-TERM LIABILITIES	**25,355,295**	**15,460,276**	**40,815,571**
Loans and financing LT	19,510,275	-	19,510,275
Suppliers LT	2,989,882	-	2,989,882
Deferred tax liabilities LT	1,933	-	1,933
Provision for contingencies LT	1,539,464	6,737,736	8,277,200
Benefits LT	467,127	-	467,127
Other non current liabilities	846,614		846,614
Deferred income tax capital gains	-	8,722,539	8,722,539
SHAREHOLDER'S EQUITY	**16,499,205**	**16,931,988**	**33,431,193**
Share capital	13,349,156	-	13,349,156
Capital reserve	2,621,755	-	2,621,755
Profit reserve	2,079,253	-	2,079,253
Treasury Shares	(1,345,657)	-	(1,345,657)
Other Comprehensive Income	(1,618,855)	-	(1,618,855)
Attributed to non-controlling shareholders	1,413,553	189,388	1,602,941
Market Adjustments	-	16,742,600	16,742,600
TOTAL LIABILITIES	**62,675,072**	**32,392,264**	**95,067,336**
SHAREHOLDERS' EQUITY - CONTROLLING (BRL' 000)	**15,085,652**	**16,742,600**	**31,828,252**
QUANTITIES OF BRF SHARES - Ex Treasury Shares		**1,600,310,613**	
SHAREHOLDERS' EQUITY - CONTROLLING (R$ per share)	**R$ 9.43**	**R$ 10.46**	**R$ 19.89**

11

SUMMARY OF RESULTS FOUND (SHARE EXCHANGE RATIO) ¹ ¹The share exchange ratio takes into account the Companies’ Consolidated Shareholders' Equity at Market Value, excluding the portion of equity attributable to non - controlling shareholders, thus, reconciling the Parent Companies’ Shareholders' Equity with the necessary adjustments to reflect market values. The adjustments related to non - controlling shareholders were calculated according to the proportion of the assets attributable to this class of shareholders. Note: The share exchange ratio was based on each company’s shareholding structure at the time of issuance of this report, excluding the shares held in treasury by each company. 33,431,193,151 ( A ) BRF Shareholders' Equity (R$) 1,602,941,303 (B) Shareholders' Equity to the Market - Non - Controlling Interest BRF (R$) 31,828,251,849 ( C = A - B ) BRF Shareholders' Equity - Controlling Shareholders' Equity (R$) 1,600,310,613 ( D ) Number of BRF Shares - Ex Treasury Shares 19.88879633 (E=C/D) Value per Share (R$) MARKET VALUE OF MARFRIG'S SHAREHOLDERS' EQUITY 9,354,818,698 (F)MARFRIG's Stockholders' Equity (R$) 1,882,345,190 ( G ) Shareholders' Equity - Non - Controlling Interest MARFRIG (R$) 7,472,473,508 (H=F - G) MARFRIG's Shareholders' Equity - Controlling Shareholders' Equity (R$) 849,668,056 ( I ) Number of Marfrig Shares - Ex Treasury Shares 8.79457978 (J = H/I) Value per Share (R$) EXCHANGE RATIO 2.26148341591578 MARFRIG Share per BRF Share EXCHANGE RATIO - BRF AND MARFRIG SHARES MARKET VALUE OF BRF STOCKHOLDERS' EQUITY 12

TABLE OF CONTENTS TABLE OF CONTENTS..................................................................................................................... ... ............................................................................................................................. ... ........................ 13 1. INTRODUCTION ............................................................................................................................. ... ............................................................................................................................. ... ................. 14 2. PRINCIPLES AND CAVEATS ............................................................................................................................. ... ............................................................................................................................. 18 3. LIMITATIONS OF LIABILITY ............................................................................................................................. ... ............................................................................................................................. .. 19 4. CHARACTERIZATION OF THE COMPANIES.................................................................................................................... ... ............................................................................................................. 20 5. DESCRIPTION OF THE OPERATION ............................................................................................................................. ... ................................................................................................................ 23 6. INDUSTRY ANALYSIS ............................................................................................................................. ... ............................................................................................................................. ... ........ 24 7. VALUATION METHODOLOGY ............................................................................................................................. ... ........................................................................................................................... 30 8. GENERAL CRITERIA FOR ASSET VALUATION ............................................................................................................................. ... ............................................................................................... 34 9. CONCLUSION ............................................................................................................................. ... ............................................................................................................................. ... ..................... 45 10. LIST OF ATTACHMENTS ............................................................................................................................. ... ............................................................................................................................. ... ... 46 13

1. INTRODUCTION APSIS CONSULTORIA EMPRESARIAL LTDA . , hereinafter referred to as APSIS, headquartered at Rua do Passeio, No . 62 , 6 th floor, Centro, , City and State of Rio de Janeiro, registered with the CNPJ under No . 27 . 281 . 922 / 0001 - 70 , was appointed to determine the share exchange ratio of MARFRIG and BRF shares, based on the Adjusted Net Asset Method, according to the same criteria and on the same dates, of both companies, for the purposes of complying with article 264 of Law No . 6 , 404 (Brazilian Corporation Law) . EXPERIENCE IN THE VALUATION OF PUBLICLY HELD COMPANIES APSIS’ Business Valuation segment is composed of a specialized, certified team with recent experience in valuations of publicly traded companies in various industries . The following are the most relevant valuations carried out by APSIS in the last three years . ▪ Brasil Brokers (Nexpe Participações S.A.): appraisal report for compliance with articles 226 and 227 of the Brazilian Corporation Law, issued in February 2022. ▪ Terra Santa Propriedades Agrícolas S.A.: appraisal report for determining the share exchange ratio, issued in September 2022. ▪ Locaweb S.A.: appraisal report to comply with article 256 of the Brazilian Corporation Law, issued in March 2022. ▪ Arezzo Indústria e Comércio S.A.: appraisal report to comply with articles 226 and 227 of the Brazilian Corporation Law, issued in November 2022. ▪ Paranapanema S.A.: economic and financial feasibility study of the judicial reorganization plan, in compliance with item II of article 53 of Law No. 11,101/05 (Judicial Reorganization Law), issued in February 2023. ▪ Americanas S.A.: economic and financial feasibility study of the judicial reorganization plan, in compliance with item II of article 53 of Law No. 11,101/05 (Judicial Reorganization Law), issued in March 2023. ▪ Americanas S.A.: appraisal report of assets and properties to comply with the provisions of item III of article 53 of Law No. 11,101/05 (Judicial Reorganization Law), issued in March 2023. ▪ BR Properties S.A.: appraisal report to comply with CVM Resolution No. 85/22 (Tender Offer - OPA), issued in March 2023. ▪ Alpargatas S.A.: appraisal report to comply with CVM Resolution No. 85/22 (Tender Offer - OPA), issued in May 2023. ▪ Light S.A.: economic and financial feasibility study of the judicial reorganization plan, in compliance with item II of article 53 of Law No. 11,101/05 (Judicial Reorganization Law), issued in July 2023. ▪ BR Properties S.A.: appraisal report to comply with articles 226 and 227 of the Brazilian Corporation Law, issued in September 2023. ▪ GetNinjas S.A.: appraisal report to comply with CVM Resolution No. 85/22 (Tender Offer - OPA), issued in December 2023. ▪ Alper S.A.: appraisal report for compliance with CVM Resolution No. 85/22 (Tender Offer - OPA), issued in March 2024. ▪ Atacadão S.A.: appraisal report to comply with article 264 of the Brazilian Corporation Law, issued in March 2025. ▪ Atacadão S.A.: appraisal report to comply with article 252 of the Brazilian Corporation Law, issued in March 2025. 14

In the preparation of this work, data and information provided by third parties were used, in the form of documents and verbal interviews with the client. The estimates used in this process are based on: ▪ Simplified multi - year projections of MARFRIG and BRF. ▪ Consolidated financial statements of MARFRIG and BRF on the valuation date. ▪ Consolidated financial statements of MARFRIG net of BRF effects. ▪ Historical consolidated financial statements of MARFRIG and BRF. ▪ MARFRIG's financial statement consolidation plan. ▪ BRF and MARFRIG’s contingency fair value assessment and probability analysis; ▪ Documents showing MARFRIG’s and BRF’s revenue per customer. ▪ Employee roles and corresponding salaries, benefits, and labor charges, applicable to MARFRIG and BRF. ▪ Expenses and costs related to the expansion of BRF’s supplier integration area, as well as information on the total area integrated as of the valuation date . ▪ Other managerial information necessary for complementary analyses. The professionals who participated in the preparation of this work are listed below: ▪ BRUNO GRAVINA BOTTINO - Director ▪ CAIO CESAR CAPELARI FAVERO - Director / Administrator and Accountant (CRA 141231 and CRC 1SP342654) ▪ DANIEL FELIX LAMONICA - Projects ▪ LEONARDO HENRIQUE CARDOSO BRAZ – Projects ▪ MARCELO DA LUZ NASCIMENTO - Director / Civil Engineer (CREA/SP 260559523 - 4) ▪ MIGUEL CORTÊS CARNEIRO MONTEIRO – Director / Economist and Accountant (CORECON/RJ 26898 and CRC/RJ - 118.63/P - 0) ▪ PAMELLA RUIZ GUIMARÃES – Projects/ Civil Engineer (CREA/RJ 2022094204) ▪ PEDRO PONTES GOMES LOPES MARTINS – Projects/ Mechanical Engineer (CREA/RJ 2019832330) ▪ RODRIGO MENNA BARRETO AMIL - Projects Below we present a summary of the qualifications of the technical team directly responsible for the preparation of this Report. 15

BRUNO GRAVINA BOTTINO Graduated in Production Engineering from Universidade Federal Fluminense (UFF), he holds an extension course in Finance from Fundação Getúlio Vargas (FGV), an MBA in Business Management and an LLM in Business Law, both from IBMEC . He is as Project Director at APSIS, with a career focused on Business Valuation and Strategic Consulting, having provided services to several organizations from different market segments . He has extensive experience in economic and financial valuation processes for public and private entities, with participation in the preparation of appraisal reports for purposes such as marking of investment fund quotas, compliance with the Brazilian Corporation Law, Purchase Price Allocation (PPA), Impairment Testing (CPC 01 ), Tender Offers (OPA), Shareholder Settlement, M&A, among others . In Business Consulting, he has experience in managing projects focused on organizational efficiency through mapping, reviewing, controlling, and automating processes and areas, as well as other products such as defining SLAs, goals, performance evaluation models, budget analysis, business plans, and Post Merger Integration (PMI), combining business strategy and technology with a focus on organizational efficiency . CAIO CESAR CAPELARI FAVERO Graduated in Business Administration from FAAP – SP and in Accounting Sciences from FIPECAFI . He is as a Project Director at APSIS, with over 10 years of experience in business modeling and financial and accounting valuations, working on Mergers and Acquisitions (M&A) projects, corporate restructuring (such as mergers, spin - offs and capital contributions), analysis of financial and operational strategies, valuation of intangible assets, Purchase Price Allocation (PPA), Tender Offers (OPA), judicial reorganization processes, judicial technical assistance, Fairness Opinions and regulatory valuations with the involvement of the Brazilian Securities and Exchange Commission (CVM) . He focuses on several sectors, such as retail, consumer goods, hospitals, financial, insurance, natural resources, among others . RODRIGO MENNA BARRETO AMIL Graduated in Engineering from Universidade Federal do Rio de Janeiro (UFRJ), with a specialization in Finance from COPPEAD - UFRJ and an MBA from COPPEAD - UFRJ . He is a Project Manager at APSIS and has over 8 years of experience in economic - financial modeling, conducting valuations for purposes such as Marking of Investment Fund Quotas, Fairness Opinions, reports for corporate purposes, Purchase Price Allocation (PPA), Tender Offers (OPA), Judicial Reorganization, and other scopes . 16

DANIEL FELIX LAMONICA Graduated in Production Engineering from Universidade Federal Fluminense (UFF), with an extension course in Valuation and Asset Pricing, and professional experience in corporate financial operations and valuation of tangible and intangible assets . He is a Senior Consultant at APSIS, with experience in over 100 economic - financial valuation processes for various public and private entities . He has advised leading executives in a wide range of industries, including in processes such as Judicial Reorganization, Business Valuation, Purchase Price Allocation (PPA), Due Diligence, and valuation of intangible assets . LEONARDO HENRIQUE CARDOSO BRAZ Graduated with honors in Business Administration – International Business, with a concentration in Economics, from The George Washington University, in Washington, D . C . He has an extension course in Capital Markets from Fundação Getúlio Vargas (FGV) . He is a Consultant at APSIS, with experience in over 100 economic and financial valuation processes of public and private entities . He works on projects related to Tender Offers (OPA), Business Valuation, Purchase Price Allocation (PPA), Judicial Reorganization, Impairment Tests, Marking of Investment Fund Quotas and valuation of intangible assets, such as trademarks, contracts, patents, customer portfolios and software, among others . 17

2. PRINCIPLES AND CAVEATS The Report, the object of the work enumerated, calculated and particularized, carefully obeys the fundamental principles described below, which are important and should be carefully read. ▪ The consultants have no interest, direct or indirect, in the companies involved or in the transaction, and there is no other relevant circumstance that could characterize a conflict of interest. ▪ APSIS's professional fees are in no way subject to the findings of this Report. ▪ To the best knowledge and to the credit of the consultants, the analyses, opinions, and conclusions expressed in this Report are based on true and correct data, diligence, research and surveys. ▪ The information received from third parties is assumed to be correct, and their sources are contained and cited in the Report. ▪ For projection purposes, it is assumed that there are no encumbrances of any nature, judicial or extrajudicial, affecting the companies in question, other than those listed in this Report, if applicable. ▪ The Report presents all the limiting conditions imposed by the methodologies adopted, if any, that may affect the analyses, opinions and conclusions contained therein. ▪ The Report was prepared by APSIS, and no one, except its own consultants, prepared the analyses and corresponding conclusions. ▪ APSIS assumes full responsibility for the matter of Valuations, including implicit ones, for the exercise of its honorable functions, primarily established in its own laws, codes or regulations. ▪ This Report meets the recommendations and criteria established by the Brazilian Association of Technical Standards (ABNT), the Uniform Standards of Professional Appraisal Practice (USPAP) and the International Valuation Standards (IVS). ▪ The controlling shareholder and the managers of the companies involved have not directed, limited, hindered or performed any acts that have or may have compromised the availability, use or knowledge of information, goods, documents or work methodologies relevant to the quality of the conclusions contained in this Report. ▪ The internal process of drafting and approving this document involved the following main steps: (I) analysis of the documentation provided by management; (II) analysis of the market in which the company operates and of comparable companies; (III) discussion and preparation of the financial projection, definition of the discount rate and conclusion of the valuation; (IV) submission of the report for independent internal review; (V) implementation of any improvements and suggested changes; (VI) issuance of a final report. 18

3. LIMITATIONS OF LIABILITY ▪ To prepare this Report, APSIS used and assumed as true and coherent information and historical data audited by third parties or not audited, provided in writing by the company's management or obtained from the aforementioned sources, and has no responsibility for their veracity. ▪ The scope of this valuation did not include an audit of the financial statements, or a review of the work carried out by its auditors. Accordingly, APSIS is not expressing an opinion on the Applicant's financial statements and measurements. ▪ APSIS is not responsible for occasional losses to the Requester and its subsidiaries, its partners, directors and creditors or other parties as a result of the use of the data and information provided by the company and contained in this Report. ▪ This Report was developed solely for the use of the Requester and its partners, aiming at the purpose already described; therefore, it should not be published, circulated, reproduced, disseminated or used for any purpose other than the aforementioned one without the prior written approval of APSIS. ▪ The analyses and conclusions contained herein are based on several assumptions made on the present date, regarding operational projections, such as prices, volumes, market shares, revenues, taxes, investments, margins, etc. Thus, the company's future results may be different from any forecast or estimate of this work, especially if there is later knowledge of information not available at the time of the issuance of the Report. ▪ This assessment does not reflect events and impacts that occurred after the date of issuance of the Report. ▪ APSIS is not responsible for direct or indirect losses of profits that may arise from the improper use of this Report. ▪ We emphasize that understanding the conclusion of this Report will occur through the full reading of it and its attachments, and therefore no conclusions should be drawn from partial reading, which may be incorrect or mistaken. 19

4. CHARACTERIZATION OF THE COMPANIES MARFRIG Marfrig Global Foods S . A . is a Brazilian multinational company that operates in the food sector, with a presence in foodservice, retail, convenience, industrial and export channels, both in Brazil and abroad . With production units distributed throughout the Americas, the Company has a broad and diversified portfolio, being present in the largest restaurant and supermarket chains in the world, in addition to reaching consumers in about 100 countries . Marfrig's activities include the production, processing, industrialization, sale and distribution of animal protein - based products — beef, pork, sheep, poultry and fish — as well as vegetable proteins . The Company is domiciled in Brazil, with headquarters in the city of São Paulo . Marfrig's history began in 1986 , when its founder, Marcos Antônio Molina dos Santos, opened his first business at the age of 16 , quickly consolidating himself as an important distributor of beef cuts and other proteins . In 1998 , it opened its first distribution center in the city of Santo André (SP), to meet the growing demand for food products . In 2000 , the founding partners formed Marfrig Frigoríficos e Comércio de Alimentos Ltda . , which has undergone several corporate and name changes : in 2007 it became Marfrig Frigoríficos e Comércio de Alimentos S . A .; in 2009 , Marfrig Alimentos S . A .; and, in 2014 , it was renamed Marfrig Global Foods S . A . Also in 2000 , the first slaughtering and processing plant was leased in the city of Bataguassu (MS), later acquired by the company . Marfrig was incorporated on March 26 , 2007 and was registered as a publicly held company with the Brazilian Securities and Exchange Comission (CVM) on June 18 th of the same year . On June 29 , 2007 , it carried out its initial public offering (IPO), being listed on the Novo Mercado segment of B 3 . Between 2008 and 2012 , the Company made important investments and acquisitions, becoming one of the most internationalized and diversified companies in the Brazilian protein sector . Of note are the acquisitions of Moy Park (2008), Seara (2009) and Keystone (2010) . Moy Park was later sold as part of the company's strategy to focus on its core business, beef protein . In 2018 , Marfrig acquired control of the U . S . - based National Beef, the fourth largest beef company in the United States, consolidating itself as one of the largest global companies in the sector in terms of capacity . Also, during this period, it sold the subsidiary Keystone Foods, specialized in chicken meat . In January 2019 , the Company acquired 91 . 89 % of QuickFood, the Argentine leader in the production of beef - derived foods and owner of the Paty brand, the country's leading hamburger market . In the same year, it acquired a BRF processed plant in Várzea Grande (MT), specializing in the production of hamburgers, meatballs and kibbehs, in addition to entering a strategic partnership with BRF to supply hamburgers, among other products . Also in 2019 , together with other members of National Beef, Marfrig participated in the acquisition of all the stakes in Iowa Premium, LLC, for an aggregate value of US $ 150 million . BRF Investment 20

According to MARFRIG's 2024 Reference Form, the Company, following a strategy of commercial complementarity, invested approximately R $ 6 . 9 billion throughout 2021 in the acquisition of shares of BRF S . A . , which granted it a 33 . 20 % equity interest in the company, making it BRF's largest individual shareholder . In January 2022 , MARFRIG obtained the approval of its Board of Directors to subscribe shares within the limit of its equity interest, equivalent to 33 . 20 % of BRF's new share offering . BRF issued 270 , 000 , 000 new shares, with a total value of R $ 5 . 4 billion, at a unit price of R $ 20 . 00 . MARFRIG invested R $ 1 . 8 billion, acquiring 90 , 198 , 777 new shares . After this operation and new acquisitions, MARFRIG's stake in BRF's capital stock increased to 33 . 27% . In February 2022 , after investing around R $ 9 billion in BRF, MARFRIG appointed a slate of candidates to compose the company's new Board of Directors, which was elected by majority vote in March of that year . Following the approval of the new Board of Directors on April 1 , 2022 , MAFRIG assumed control of BRF S . A . In August 2022, Miguel Gularte was appointed to and assumed the position of CEO of BRF. In 2023, BRF informed the market of the conclusion of a follow - on public offering, through which 600,000,000 new common shares were subscribed and paid up, at a price of R$ 9.00 per share, totaling R$ 5.4 billion. Within the scope of this offering, MARFRIG invested approximately R$ 1.8 billion, aiming to maintain its shareholding. During this process of capital increase and revision of BRF's bylaws, most shareholders voted and approved the suppression of the "poison pill" clause, which previously limited MARFRIG from increasing its stake in the company. As a result, MARFRIG made a new investment of around R$3 billion, increasing its stake from 33.27% to 50.06%, as announced on December 28, 2023. Furthermore, according to the 2024 Reference Form, as of December 31, 2024, MARFRIG held 50.49% of BRF's share capital, consolidating its position as the company's controlling shareholder. On the same date, MARFRIG had 126 thousand employees, in addition to 3 industrial complexes, 1 processing unit, 3 distribution centers and 1 commercial office in Brazil. 21

BRF BRF is one of the world's largest producers of fresh and frozen animal protein, standing out for its extensive production capacity and a portfolio of more than 7 , 300 SKUs . Its products include marinated and frozen chicken, Chester® chicken, turkey meats, specialty meats, frozen processed meats, ready meals, fractionated items, as well as plant - based products . The company also sells margarine, butter, cottage cheese, special sweets, sandwiches, plant - based foods and animal feed . Owner of leading brands widely recognized by the public, such as Sadia, Perdigão and Qualy, BRF consolidated its position in the market from the merger between two traditional family businesses : Perdigão and Sadia . The union was announced in 2009 and completed in 2012 , marking the creation of one of the largest conglomerates in the food sector . Both companies already occupied prominent positions in the national and international market, with products exported to more than 120 countries . In the pet food segment, BRF has four manufacturing units, located in the states of São Paulo, Rio Grande do Sul, Paraná and also in Paraguay . Its portfolio includes brands such as Biofresh, Guabi Natural, Gran Plus, Balance, Three Dogs, Three Cats, PrimoCão, PrimoGato, Faro, Bônos, Apolo and Átila, serving different consumer profiles and their pets . BRF Operations With a 40.8% share of the Brazilian processed food market as of December 31, 2024, BRF maintains a solid structure consisting of 44 industrial units and 103 distribution centers. The company has a highly developed logistics system in the domestic market, supported by a vast distribution network that includes distribution centers and transit points. In 2024, this structure made it possible to serve approximately 415 thousand customers globally, with more than 500 thousand deliveries per month, according to MARFRIG's 2024 Reference Form. Complementing its operational efficiency, BRF invests in technology through a digital sales platform that suggests orders in a personalized way, based on the characteristics of each point of sale. Also, according to MAFRIG's Reference Form, the company demonstrated strong capillarity, with more than 300 thousand active customers in Brazil in June 2024. 22

5. DESCRIPTION OF THE OPERATION According to information provided by MARFRIG's management, the companies are evaluating a corporate reorganization involving the merger of BRF’s shares. The present study was prepared with the objective of providing legal and corporate support for the operation. To this end, the assets of both companies were appraised at market prices, in compliance with Article 264 of Law No. 6,404/76. The organizational chart below presents the organizational structure of MARFRIG and BRF before and after the corporate restructuring to be carried out. PRE - MERGER STRUCTURE POST - MERGER STRUCTURE * 50.49% 49.51% 100% * BRF MINORITY SHAREHOLDERS Receive MARFRIG (MFRG3) shares through the proposed share exchange ratio BRF MARFRIG BRF MARFRIG BRF MINORITY SHAREHOLDERS BRF MINORITY SHAREHOLDERS 23

6. INDUSTRY ANALYSIS THE BRAZILIAN FOOD INDUSTRY Brazil is globally recognized for its leading role in agribusiness, standing out as a food producing power, both grains and animal products . The Brazilian food industry is the largest in the country, accounting for 10 . 8 % of the national GDP and generating 2 . 075 million formal and direct jobs . The revenue of the Brazilian food industry reached R $ 1 . 277 trillion in 2024 , an increase of 9 . 98 % compared to the previous year, according to data released by the Brazilian Association of the Food Industry (ABIA) . Of this total, 72% (approximately R $ 918 billion) came from the domestic market, while 28% (approximately US $ 66 . 3 billion) came from foreign trade . Since 2022 , Brazil has been the world leader in the export of industrialized foods in volume . In 2024 , the country exported 80 . 3 million tons, an increase of 10 . 4 % compared to 2023 , with total revenues reaching US $ 66 . 3 billion, 6 . 6 % higher than that recorded in the previous year (US $ 62 . 2 billion) . Brazilian food products reach more than 190 countries and territories, with the main markets being Asia ( 38 . 7 % of exports, with emphasis on China, which represents 14 . 9% ), followed by the Arab League ( 18 . 9% ) and the European Union ( 12 . 6% ) . Brazil stands out as the world's largest exporter and 2 nd largest producer of beef, the world's largest exporter and 2 nd largest producer of poultry meat, in addition to being the 4 th largest producer and 3 rd largest exporter of pork . The items that lead the list of Brazilian exports are : ▪ Animal proteins (meat): US$ 26.2 billion; ▪ Sugar products: US$ 18.9 billion; ▪ Soybean products: US$ 10.7 billion; ▪ Oils and oils: US$ 2.3 billion; ▪ Juices and vegetable preparations: US$ 3.7 billion. MEAT INDUSTRY - WORLDWIDE PRODUCTION According to the “ Meat Market Review : Overview of Global Market Developments in 2024 ” report, published by the Food and Agriculture Organization of the United Nations (FAO), world meat production grew by 1 . 7 % in 2024 , reaching 379 million tons (carcass equivalent) . Reduction in input costs, including lower feed and energy prices compared to previous years, has played a crucial role in sustaining this growth . The increase in production was mainly driven by poultry meat, followed by gains in beef production, while sheep meat production saw marginal growth and pork production remained stable . 24

1961 2010 2023 Regionally, there was an expansion in meat production in all the main producing areas, especially in Europe, Asia and South America . In Europe, the increases were mainly in pork and poultry, with smaller increases in beef . In Asia, the main growth factor was the expansion of poultry meat production . In South America, meat production increased, with emphasis on the growth of beef and poultry production in Brazil . Among the major producing regions, Asia leads the world meat production, followed by North America, Europe, and South America . Regarding countries, China leads the ranking with 97 . 5 million tons, followed by the United States, with 47 . 46 million tons, and Brazil, with 31 . 6 million tons in 2023 , according to the latest FAO survey . GLOBAL MEAT PRODUCTION (1961 - 2023) 400Million Tonnes 350Million Tonnes 300Million Tonnes 250Million Tonnes 200Million Tonnes 150Million Tonnes 100Million Tonnes 50Million Tonnes Million Tonnes 1970 1980 1990 2000 Asia Europe North America South America Africa Oceania Source: Food and Agriculture Organization of the United Nations (FAO) – 2025, with primary processing by Our World in Data 100Million Tonnes 80Million Tonnes 60Million Tonnes 40Million Tonnes 20Million Tonnes Million Tonnes 120Million Tonnes 1961 1990 India 1992 Russia 2000 United States 2010 2023 MEAT PRODUCTION (1961 - 2023) 1970 Brazil 1980 China Source: Food and Agriculture Organization of the United Nations (FAO) – 2025, with primary processing by Our World in Data 25

1961 1970 1980 1990 2000 2010 2022 MEAT INDUSTRY - WORLD TRADE According to the FAO report, global trade in meat and meat products increased by 4 . 7 % in 2024 , reaching 42 . 5 million tons (carcass equivalent), after two consecutive years of contraction . This recovery was underpinned by significant growth in meat production and improving global economic conditions, including reducing inflationary pressures and strengthening consumer purchasing power . These factors have contributed to the increase in meat imports, especially in developed economies facing constraints on domestic supply . The expansion was observed in all meat categories, with the trade of red meat, especially beef, registering the most significant increase . Strong import demand, especially from the United States, driven by limited growth in domestic production, and to a lesser extent from China, has contributed to the increase in world beef trade . In addition, pork and poultry trade also expanded, driven by reduced tariffs aimed at stabilizing domestic prices, as well as regional trade agreements that facilitated the elimination of trade restrictions related to animal diseases . These measures have expanded access to markets, stimulating cross - border trade in meat . The following graph shows the world per capita consumption of meat by type . PER CAPITA CONSUMPTION BY TYPE (1961 - 2022) 60 Kg 50 Kg 40 Kg 30 Kg 20 Kg 10 Kg Kg Poultry Pork Cattle and Buffalo Sheep and Goats Other Meats Source: Food and Agriculture Organization of the United Nations (FAO) – 2025, with primary processing by Our World in Data 26

YoY 25/24 2025* 2024* 2023 2022 2021 2020 2019 Discrimination - 1,8% 214,690.0 217,836.3 224,602.1 234,352.6 233,390.8 229,957.6 225,903.4 Herd (1,000 head) - 4,3% 9,783.6 10,220.9 9,516.7 8,673.7 8,328.5 8,492.7 8,866.1 Beef production (1,000 t carcass equivalent) - 0,5% 61.1 62.5 61.5 80.6 70.7 62.7 49.7 Imports (1,000 t carcass equivalent) 2,5% 3,659.3 3,571.5 3,029.8 3,018.0 2,478.2 2,690.9 2,482.8 Exports (1,000 t carcass equivalent) - 7,8% 6,186.4 6,711.9 6,548.4 5,736.3 5,921.0 5,856.4 6,433.0 Domestic availability (1,000 t carcass equivalent) 0,5% 206.2 205.2 204.1 203.1 202.0 200.9 199.9 Population (millions of inhabitants) - 8,3% 30.0 32.7 32.1 28.2 29.3 29.2 32.2 Per capita availability (kg/inhabitant/year) Source: Conab/IBGE/Secex Note: *For 2024 and 2025 - Conab Estimates 27 BRAZIL BEEF Brazil plays a very important role in the international livestock sector, being the largest exporter, the third largest consumer and the second largest producer of beef in the world, with exports to more than 150 countries . According to the Brazilian Ministry of Agriculture and Livestock (Mapa), beef sales reached USD 1 . 25 billion in September 2024 , representing an increase of 29 . 2 % compared to the same period in 2023 . According to the Secretariat of Trade and International Relations (SCRI/Mapa), this revenue was the third highest recorded in exports in the sector . In addition, exports of fresh beef generated a record volume shipped, with sales totaling US $ 1 . 14 billion, a growth of 28 . 5% . According to data from the Companhia Nacional de Abastecimento (National Supply Company, Conab), released in the report " Perspectivas para a Agropecuária – Safra 2024 / 25 , volume 12 ", beef production was 9 . 5 million tons in 2023 , an increase of 9 . 7 % compared to 2022 . For 2024 , expectations point to a record production of 10 . 2 million tons, a growth of 7 . 4 % compared to 2023 , reflecting the high moment of the livestock cycle at the end of 2024 . For 2025 , Conab estimates predict a production of 9 . 8 million tons, a reduction of 4 . 3 % compared to 2024 . This reversal in the livestock cycle occurs after intense culling of females . According to Conab, it is expected that, in 2025 , there will be a gradual increase in the retention of females, resulting in less availability of animals for slaughter in the medium and long term . This should generate stability or a moderate drop in slaughters and, consequently, in meat production . Beef Supply in Brazil (2019 – 2025)

POULTRY MEAT (CHICKEN)

In the poultry sector, the United States leads world production with 21.2 million tons. Brazil ranks as the second largest producer, with 15.2 million tons produced in 2024, representing a growth of 1.7% compared to 2023. Brazilian production is expected to reach 15.5 million tons in 2025, an increase of 2.1% compared to 2024, according to data from Conab.

Regarding exports, Brazil remains the world's largest exporter, with 36% of global chicken meat exports, totaling 5.1 million tons in 2024, a growth of 1.9% compared to 2023. For 2025, expectations are that Brazil will repeat this growth, reaching 5.2 million tons, an increase of 1.9% compared to the previous year.

According to Conab, national economic indicators, such as GDP growth and reduced unemployment, contributed to a more heated domestic demand, allowing advances in live chicken prices. This scenario, combined with the good pace of exports and the conjuncture of controlled costs — due to the drop in grain prices — generated an optimistic outlook for the chicken meat market in 2025.

Overall, the chicken market remains robust, with prospects for continued growth in both production and global consumption. The trade dynamics reflect Brazil's importance as a key supplier, while China remains a major global consumer and importer.

An isolated episode of Newcastle disease in Rio Grande do Sul, in July 2024, demonstrated the effectiveness of biosafety in Brazilian production. Brazil adopted an automatic self-embargo and, in less than a week, the end of the outbreak of the disease was announced. According to FAO, most Brazilian chicken meat importers, including China, have resumed imports, adopting a regionalization approach, that is, restricting trade only to the affected region. Despite lower demand from China, Brazil's exports were boosted by increased purchases from the United Arab Emirates, Japan, the Philippines, Mexico and Iraq.

Poultry Meat Supply in Brazil (2019 – 2025

Discrimination	2019	2020	2021	2022	2023	2024*	2025*	YoY 25/24
Placement of broiler chicks (million head)	6,459.1	6,810.1	6,912.2	6,856.8	6,876.0	6,952.0	7,169.1	3,1%
Chicken meat production (1,000 t)	13,936.0	14,683.2	15,322.8	14,782.8	14,935.2	15,189.3	15,513.5	2,1%
Imports (1,000 t)	5.0	5.2	5.3	4.8	1.9	3.0	3.2	5,5%
Exports (1,000 t)	4,174.8	4,124.7	4,467.6	4,652.8	5,009.3	5,102.1	5,199.4	1,9%
Domestic availability (1,000 t)	9,766.2	10,563.7	10,770.5	10,134.9	9,927.8	10,090.2	10,317.2	2,3%
Population (millions of inhabitants)	199.9	200.9	202.0	203.1	204.1	205.2	206.2	0,5%
Per capita availability (kg/inhabitant/year)	48.9	52.6	53.3	49.9	48.6	49.2	50.0	1,7%

Source: Conab

Note: (*) projections

28

apsis

YoY 25/24 2025* 2024* 2023 2022 2021 2020 2019 Discrimination 1,2% 46,122.7 45,556.1 44,973.6 44,393.9 42,550.9 41,211.2 40,556.1 Herd (1,000 head) 1,6% 5,449.2 5,365.6 5,298.6 5,186.3 4,899.0 4,482.0 4,125.7 Pork meat production (1,000 t carcass equivalen 2,8% 20.1 19.6 17.1 22.6 29.5 15.9 19.2 Imports (1,000 t carcass equivalent) 3,0% 1,270.2 1,233.3 1,211.7 1,109.1 1,131.0 1,027.8 763.0 Exports (1,000 t carcass equivalent) 1,1% 4,199.1 4,151.9 4,104.0 4,099.9 3,797.5 3,470.1 3,381.9 Domestic availability (1,000 t) 0,5% 206.2 205.2 204.1 203.1 202.0 200.9 199.9 Population (millions of inhabitants) 0,6% 20.4 20.2 20.1 20.2 18.8 17.3 16.9 Per capita availability (kg/inhabitant/year) Source: Conab Note: *For 2024 and 2025 - Conab Estimates 29 PORK In the pork sector, Brazil is the 4 th largest producer in the world, with 5 . 37 million tons in 2024 , representing an increase of 1 . 3 % compared to 2023 . Brazilian production is expected to reach 5 . 4 million tons in 2025 , a growth of 1 . 6 % compared to 2024 , according to data from Conab . China leads global pork production, accounting for 49 % of world production and half of global consumption, according to the United States Department of Agriculture (USDA) . In the export segment, the United States leads, with 32 % of world exports, followed by the European Union and Brazil, which occupies the 3 rd position, with 14 % of global exports, totaling 1 . 23 million tons in 2024 , an increase of 1 . 8 % compared to 2023 . For 2025 , Brazilian exports are expected to reach 1 . 27 million tons, a growth of 3 . 0 % compared to 2024 , according to Conab . The Conab report indicates that, in 2024 , the global pork market was impacted by adjustments in production and marketing, with China reducing its imports . Other markets, such as Mexico, absorbed part of the volume previously destined for China . In 2023 , China accounted for 32 % of all Brazilian pork exports, but by 2024 , that percentage had dropped to less than 20% . Although exports to China decreased significantly in 2024 , this drop was more than offset by increases in exports to the Philippines, which became the second largest destination for Brazilian pork, according to FAO data . In addition, exports to markets such as Japan, Chile, and Singapore also registered significant increases, reducing Brazil's dependence on the Chinese market and highlighting Brazil’s market diversification strategy . Pork Meat Supply in Brazil (2019 – 2025)

7. VALUATION METHODOLOGY 1. ASSET APPROACH: ADJUSTED NET ASSET METHOD This methodology is derived from the accounting practices adopted in Brazil, in which the financial statements are prepared based on the principle of historical cost or acquisition cost or adjusted to fair value when so required . Under these accounting practices, the carrying amount of a company's equity is equal to the carrying amount of assets minus the carrying amount of liabilities . The application of this methodology, which takes book values as a starting point, requires adjustments to the company's assets and liabilities to reflect their realizable values, that is, the values that could be obtained in a sale or liquidation of assets and obligations . The result of this application provides an initial basis for estimating the value of the company, as well as providing a useful reference for comparisons with other valuation methodologies . According to economic principles, the value of assets minus the value of liabilities should be equal to the value of the company's shareholders' equity . From the perspective of valuation, value definitions are determined by the purpose of the valuation in question . Thus, the asset approach focuses on valuing the company by adjusting the book values of its assets and liabilities to their fair market values . Relevant assets and liabilities are valued based on fair market value, and this valuation is compared to the book value (or net amount) of the company's assets . The adjustments made are added to the book equity, thus generating the company's market value through the asset approach . It is important to note that, under this method, no type of future profitability (such as goodwill) should be incorporated into the calculation of the shareholders’ equity at market value . In addition, the methodology used in this assessment assumes that the company is in continuous activity (going concern), which means that the company will continue its operations for the foreseeable future . Thus, expenses related to the liquidation of assets or liabilities, as well as costs related to bankruptcy or liquidation proceedings of the company, were not considered in the calculations of this valuation . 2. VALUATION APPROACHES Three types of approaches can be used to determine the value of an asset, whether tangible or intangible . They are : ▪ Market approach; ▪ Approach to income; and ▪ Cost approach. 30

MARKET APPROACH The fair value of the asset is estimated by comparing it to similar or comparable assets that have been sold or listed for sale in the primary or secondary market . In the case of intangible assets, sale or market prices are rarely available, as they are usually transferred only as part of a business, and not in a one - off transaction, which means that this approach is rarely used in the valuation of intangible assets . INCOME APPROACH It defines the value of the asset as the current value of the future benefits that result from its right of ownership . The fair value of the future cash flows that the asset will generate during its useful life is projected based on current expectations and assumptions about future conditions . It is worth noting, however, that synergistic or strategic effects other than those realized by market participants should not be included in the projected cash flows . ▪ MULTI - PERIOD EXCESS EARNINGS METHOD (MPEEM) The MPEEM measures the present value of future income to be generated during the remaining useful life of a given asset . Using the analysis of the company's projected results as a reference, the cash flows directly attributable to the asset, on a pre - tax basis, are calculated, starting from the base date stipulated in the valuation . As in the company's analysis, the cost of goods sold and other operating expenses are deducted from the projected revenue attributed to the asset, resulting at the operating net income . From there, the charges on the identified contributory assets, directly related to the asset in question (contributory asset charges), are removed . A detailed description of the MPEEM methodology can be found in the book Valuation For Financial Reporting : Fair Value Measurements and Reporting, Intangible Assets, Goodwill, and Impairment (MARD et al . , 2007 ) and also in the guidelines issued by The Appraisal Foundation in Best Practices For Valuations In Financial Reporting : Intangible Asset Working Group – Contributory Assets (AARON et al . , 2010 ) . The assumed fair value of a contributory asset is not necessarily static over time . Working capital and fixed assets can fluctuate over the forecast period, and returns are typically based on the estimated average balances of each year . While the book value of amortizable intangible assets declines over time, it is assumed that such assets are replenished annually . Therefore, the contributory charge typically takes the form of a fixed annual rate . An exception to this rule is a non - compete agreement . 31

BASES FOR CALCULATING THE REQUIRED RETURN ON CONTRIBUTORY ASSETS The following table presents the suggested bases for each group of contributory assets. 32 CHARGING BASIS ACTIVE Average post - tax funding rate applied to the company’s working capital financing. Working Capital Financing rates for similar assets applicable to market participants (e . g . , general financing terms offered by suppliers), or rates implied by operating leases, finance leases, or both, typically separated into a return on (investment return) and a return of (capital recovery) the asset . Fixed assets (e.g., real estate, plant, and equipment) Rates appropriate to the risk profile of the intangible asset being analyzed . When market evidence is available, it should be used . In other cases, the rates should be consistent with the relative risk of other assets included in the analysis, and higher for riskier assets . Other intangible assets, including basic technology ▪ ROYALTY RELIEF This methodology is considered the standard and preferred technique for the valuation of assets such as trademarks, core technology and patents . In the Relief from Royalty Method, we estimate the value of these types of intangible assets, by capitalizing on the royalties that are saved because the company owns the intangible asset . In other words, the owner of the brand, core technology, and patents realizes a benefit from owning the intangible asset, rather than paying rent or royalties for the use of the asset . ▪ COST APPROACH It measures the investment required to reproduce a similar asset, which has an identical capacity to generate benefits . And this approach is based on the principle of substitution, in which a prudent investor would not pay more for an asset than the cost to replace it with a comparable ready - made .

▪ REPRODUCTION COST NEW (RPCN) It is "the current cost of an identical new good" . In other words, it is the estimated cost to build, at current prices as of the valuation date, an exact copy, or replica of the asset under valuation, using the same materials, building standards, design, layout, and quality of workmanship, and incorporating all the asset - subject deficiencies, overcapacity, and obsolescence . ▪ REPLACEMENT COST NEW (RPLCN) It is "the current cost of a similar new asset having the nearest equivalent utility to the asset being valued" . There are two alternative methods for calculating the DRCN . The first method (Reproduction Method) begins with the RPDCN, with adjustments made for physical depreciation and functional and technological obsolescence . The second method (Replacement Method) starts with the RPLCN, with adjustments made for physical depreciation and for additional functional and technological obsolescence . Certain elements of functional and technological obsolescence are already addressed in the calculation of the RPLCN . However, the quantification of overcapacity and the additional functionalities of the replacement asset in contrast to the asset to be assessed should be addressed . If economic obsolescence is indicated, it must be quantified, and the appropriate adjustment must be made, so that the DRCN is equivalent to fair value . 33

8. GENERAL CRITERIA FOR ASSET VALUATION This Report was prepared with the purpose of complying with the legislation in force in the context of the corporate reorganization involving BRF and MARFRIG . The audited financial statements taken as a basis were prepared by the companies, and the following pages present the general criteria defined for the market valuation of each account and/or group of accounts of the two companies involved in the operation . Thus, considerations about the valuations carried out follow . BRF BRF's appraised assets with fair value adjustments to be identified at market value refer to its customer portfolio of one of the company's business lines, its Brands held, its portfolio of integrated suppliers and the fixed assets in general held by the company on the valuation date . In addition, fair value adjustments related to contingent liabilities held by BRF were recognized, referring to contingencies classified as possible and remote . In addition, the goodwill and non - compete agreement recorded in BRF's Balance Sheet, referring to past acquisitions, were written off due to the orderly settlement of the Adjusted Net Asset methodology . The BRF assets with identified fair value adjustments are the following, with their respective valuation approaches : MARFRIG The assets appraised for MARFRIG with fair value adjustments to be identified at market value refer to its customer portfolio from the South America (LATAM) operations, its proprietary brands, relationships with suppliers, assets held for sale, and fixed assets in general held by the company as of the valuation date . Additionally, fair value adjustments related to contingent liabilities held by MARFRIG and not previously recognized, classified as possible and remote contingencies, were accounted for . Furthermore, goodwill and sales channels recorded in MARFRIG’s balance sheet, stemming from past acquisitions, were written off in light of the orderly liquidation approach adopted under the Adjusted Net Asset methodology . ASSETS/ LIABILITIES BRF METHODOLOGY Customer Relatioship - Business Unit Tradename Integrated Supplier Relationship Inventory - Finished Products Contingencies - Possible and Remote Fixed Assets MPEEM (Excess Earnings) Relief from Royalties Replacement Cost Approach Market Approach According to the risk assessment of BRF's legal advisors Market Approach 34

BRF INTANGIBLE ASSETS ▪ CUSTOMER RELATIONSHIP The customer portfolio intangible asset derives from the company's relationship with its clientele. This relationship has value for a business, as it represents a stable and recurring source of income. BRF has its sales highly diluted among a high number of customers. BRF's main customers are large retail chains in Brazil, especially the main supermarket chains. In management analyses of MARFRIG's customers and revenues, loyalty can be perceived, which translates into constant revenues from the products sold. To calculate the value of this intangible asset, the Multi - Period Excess Earnings Method (MPEEM) was used, with the identification of the contributory assets and the appropriate rates of economic remuneration of these assets. The MPEEM aims to isolate the cash flow attributable to a specific asset from the total cash flow. In this method, debits are made against the total net income, by the use of contributing assets, and the excess profit is allocated to the intangible under valuation. To calculate the customer portfolio, the company's cash flow projection estimated by management was used as a basis. The churn rate of BRF's total portfolio was estimated according to calculations based on the company's total revenue history . However, after the economic and financial modeling of the total customer portfolio, it was observed that the company's contributory assets have a contribution margin higher than the company's own total (consolidated) margin, with the main contributory assets being fixed assets and brands . Based on this, it was observed that BRF's total customer portfolio does not have a market value to be identified in the context of this report . MARFRIG’s appraised assets are as follows, with their respective valuation approaches: ASSETS / LIABILITIES MARFRIG METODOLOGIA Fixed Assets Inventory Tradenames Customer Relationship/Contract Asset Held For Sale Contingencies BRF Supplier Relationship - National Beef Market Approach Market Approach Relief from Royalty MPEEM (Excess Earnings) Financial Statements Accordin to the risk as assessment of BRF's legal advisors Shareholders’ Equity at Market Value With or Without model 35

o CLIENT PORTFOLIO – BUSINESS VERTICAL Under the same methodology and intangible rationale described above, the customer portfolio of one of BRF’s business lines was separately evaluated, and its fair value was identified in the context of this report . Therefore,the MPEEM methodology was applied considering revenues and operating margins only from this operation, with the identification of the contributory assets and the appropriate rates of return of these assets . Further details of the valuation are presented in Attachment 1 . ▪ BRANDS Trademarks, logos, and the like have value to a business, in part because they allow consumers to easily identify a business with its products and services . The characteristics of the brand, as perceived by the consumer, can generate a consistent demand for the company's products or services . Branding can therefore enable revenue growth through increased units sold or charging higher prices than those charged by similar companies that do not have the benefit of that particular brand . BRF has, on the valuation date extremely relevant product brands, which are "top of mind" brand references in the food sector as a whole . The brands were appraised in a segregated manner in this report for demonstration purposes only, considering the main brands held by the company . To this end, a proportion of the company's net revenue per brand was used, observing the historical proportion performed by each brand . The brands appraised were the following : Sadia and Miss Daisy ; Perdigão, Na Brasa e Ouro ; margarine brands : Qualy, Claybom and Deline ; Banvit (BRF brand present in Turkey) ; and other less relevant brands (not " top of mind ") . Attachment 1 of this report details the main brands evaluated, the methodology used, and values found . The recognition of the fair value of the brands in the balance sheet to market was done in a consolidated manner, adding to the value of the brands . ▪ INTEGRATED SUPPLIER PORTFOLIO BRF has a network of more than 10 thousand suppliers integrated into the company's operating plants . The main function of these partners is the breeding and handling of the animal, where the integrated partner cedes the property and is remunerated for the service and investment applied . Regarding the supplies of animals for breeding, feed, medicines, transportation and veterinary monitoring are all the responsibility of BRF . The relationship between the parties takes place through a contract for the provision of services and remuneration for the use of the land, which is held by the integrated supplier (lease) . The entire production process in the integrated supply chain is monitored to ensure quality standards, food safety and compliance with current legislation . Traceability is a key point : BRF is able to follow the entire cycle, from the producer to the final product, facilitating quality control . Integrated producers, in turn, have access to financed inputs, technical support and purchase guarantees, which brings greater economic security and stimulus for the professionalization of rural properties . 36

According to the information provided by the company’s management regarding the sector, this type of relationship is vital in the chicken and pork chain for any player operating in the market . Thus, the intangible asset was appraised through the replacement cost/reconstruction methodology, regarding the total integrated area, considering all expenses and investments necessary for reconstruction from the valuation date of this relationship . To this end, BRF has provided updated management information regarding the necessary expenses foreseen for the expansion of the supplier area . The main expenses for the expansion of the integrated area were estimated, such as expenses with direct and indirect personnel, third - party services to be contracted, materials and utilities . Taking into account the total expenses specifically allocated to the expansion of the relationship area with the integrated partner (disregarding expenses for the maintenance of the area already owned) and the expanded area that generated such capex, the total area on the valuation date was estimated, in square meters, of suppliers integrated into BRF's plants . The following table summarizes the assumptions adopted and the fair value of the portfolio of suppliers held by BRF : ▪ GOODWILL AND NON - COMPETE AGREEMENT - PREVIOUS ACQUISITIONS The goodwill and non - compete agreement arising from previous acquisitions made by BRF, which, according to the company, do not have, or are not subject to, tax deductibility as of the valuation date, were written off from the market - value balance sheet under the orderly liquidation approach of the Adjusted Net Asset Value methodology. Total Cost Average Reconstruction Cost Total Integration Area Integrated Supplier Relationship BRL ' 000 R$/m² m² 1,411,973 48.6 29,024,398 Integrated Development 48.6 1,411,973 TOTAL 29,024,398 Intangible Fair Value (BRL ‘000) 1,411,973 37

BRF TANGIBLE ASSETS ▪ ASSET The company's main physical assets consist of machinery and equipment, buildings and facilities, as well as owned land owned by BRF. The valuation criteria adopted to determine the market value of this group of BRF's assets, and the results obtained can be viewed in Attachment 2. ▪ STOCK According to the company's Financial Statement as of December 31, 2024, BRF has a relevant finished product inventory balance (ready for sale/distribution). In this sense, from the perspective of an orderly liquidation of assets, it is necessary to determine the fair value of this inventory considering the sale flow. The first step in valuing inventory is the application of the gross sales margin on the value of finished products on the base date. Next, the cost of disposing of the product and a theoretical profit that would be charged for the disposing service provided by third parties are considered. Finally, the cost of storage is reduced to reach the market value of the inventory. According to the financial statement received, there was an inventory of finished products in the amount of R$ 3,524,872 thousand. The cost of disposal, the profit over disposal effort and the cost of storage were estimated based on the company's historical results. For the other components of the company's inventory on the base date, no additional adjustments were considered, given that they are stocks of raw materials intended for use in the production/handling of animals and other warehouse/spare materials. The premises and details of the evaluation can be found in Attachment 1 of this report. BRF LIABILITIES ▪ CONTINGENCIES BRF reports liabilities related to provisions for risks arising from legal proceedings classified as having a probable likelihood of loss, supported by legal opinions, in accordance with Technical Pronouncement CPC 25 – Provisions, Contingent Liabilities, and Contingent Assets (CPC 25 ) . As of the valuation date, the probable contingencies, mostly of a tax nature, in addition to civil and labor - related matters, can be reviewed in greater detail in the company’s public disclosures . Based on CPC 25 , present obligations, resulting from past events, in which the outflow of funds are not likely to settle the obligations constitute contingent liabilities . Although they are not recognized in accounting, the fair values of contingent liabilities, referring to materialized contingencies with possible and remote probability of loss, should negatively impact the fair value measurement of shareholders' equity to market, considering that another company, with the same characteristics, but which does not appear as a defendant in lawsuits, tends to have a higher net worth in the market . 38

Additionally, from the perspective of M&A transactions, it is common for the buyer of a business to insert protective clauses in a Share Purchase Agreement in order to shield the buyer from any liabilities not accounted for in the acquired company's balance sheet . This is due to the fact that these liabilities, even if they are possible or remote from loss and that are not included in the balance sheet, affect the value of a business . The measurement of the fair values of contingent liabilities, both possible and remote, of loss was based on opinions of the company's legal advisors of the materialized causes, which considered the current status of the ongoing lawsuits and the percentages of probability of loss of each of the relevant causes, being lower than the face values of the causes . These amounts, although they are not part of BRF's accounting liabilities because they do not comply with the provisions of CPC 25 with regard to accounting recognition, should, in the appraiser's understanding, compose a market adjustment that impacts the fair price per share of the Company, through the Adjusted Net Asset methodology . That said, the fair values of the lawsuits related to BRF, not only in cases with probability of probable loss (already accounted for on December 31 , 2024 ), but also in cases with possible and remote probability, as well as the probabilities of execution of these contingencies, were sent by BRF's management and incorporated in this report . For the purposes of this evaluation, we consider an increase in the contingencies considered relevant by BRF, classified by BRF's management as likely to be a possible or remote loss, which the company may assume, and the consolidated result of this evaluation made by the company is observed in the following table . CONTINGENCIES BRF (BRL '000) EVALUATED Capital gain from total contingencies Face value Equivalent probability Capital Gain 28,189,789 23.9% 6,737,736 Total Capital Gain (BRL '000) 6,737,736 39

▪ DEFERRED TAXES As for the fair value adjustments of the total assets net of the fair value adjustments of the total liabilities, it is necessary to constitute a liability related to the Income Tax and the Social Contribution on the capital gain, according to the Lucro Real tax regime, established by Law No . 9 , 249 / 95 (art . 15 , † 4 , and art . 20 ), since the BRF corporation is headquartered in Brazil . Thus, a rate of 34 % was applied to the net fair value adjustments, resulting from the market adjustment between assets and liabilities . ASSETS AND LIABILITIES ANALYZED WITHOUT ADJUSTMENT TO ASSIGNED MARKET – BRF ▪ BIOLOGICAL ASSETS BRF has an estimated stock at the base date of approximately 177 . 9 million birds and 4 . 9 million pigs in the control, and 201 . 2 million birds and 4 . 9 million pigs . In addition, the company maintains forests as collateral for financing and tax and civil contingencies, valued at R $ 70 million . Regarding such biological assets, chapter 8 . 1 of the company's Financial Statement as of December 31 , 2024 , provides the main information and assumptions considered for accounting recognition at fair value of these assets on the base date, according to accounting policy . The following is a translated excerpt from the aforementioned document : "The Company classifies live animals and forests as biological assets. These assets are valued at their fair value, and the technique of cost approach to live animals and revenue approach to forests is applied. The Company annually conducts the fair value assessment study, using the discounted cash flow method, and the gain or loss arising from the change in the fair value of the biological asset is recognized in the income statement of the year in which it originates. In the calculation of the fair value of live animals, all losses inherent to the breeding process are already taken into account." Therefore, such assets already had their market value updated on the valuation date and are not subject to appraisal in this report . ▪ OTHER ASSETS AND LIABILITIES For the other assets and liabilities, after analysis and discussion with the company's management, no application or need for market adjustment was identified, and their book balances were considered as the best estimate of their respective market values . 40

MARFRIG'S INTANGIBLE ASSETS ▪ CUSTOMER PORTFOLIO The intangible customer portfolio derives from the company's relationship with its clientele . This relationship has value for a business, as it represents a stable and recurring source of income . MARFRIG has its sales segmented by regions : North America and South America . MARFRIG's main customers are large retail chains, especially the main supermarket chains . To calculate the intangible value, the Multi - Period Excess Earnings Method (MPEEM) was used, with the identification of the contributory assets and the appropriate rates of return of these assets . The MPEEM aims to isolate the cash flow attributable to a specific asset from the total cash flow . In this method, debits are made against the total net income, by the use of contributory assets, and the excess profit is allocated to the intangible under evaluation . To calculate the customer portfolio, the company's cash flow projection estimated by management was used as a basis . The churn rate of MARFRIG's total portfolio was estimated according to calculations based on the company's total revenue history . However, after the economic and financial modeling of the customer portfolio, the customer portfolios of the North America and South America operations were segregated . Thus, it was observed that the contributory assets of North America have a contribution margin higher than the total margin of the company's operation in the same region, with the main contributory assets being fixed assets on the market and the marks of North America . In the rte . Based on this ; it was observed that MARFRIG's client portfolio in North America does not have a market value to be identified in the context of this report . On the other hand, under the same methodology and rationale of intangible described above, the customer portfolio of América do Sull was evaluated separately, and its fair value was identified in the context of this report . Thus, the MPEEM methodology was applied considering the revenues and operating margins of this operation only, with the identification of the contributing assets and the appropriate rates of economic remuneration of these assets . Further details of the evaluation are presented in Attachment 3 . ▪ BRANDS Trademarks, logos, and the like have value to a business, in part because they allow consumers to easily identify a business with its products and services . The characteristics of the brand, as perceived by the consumer public, can generate a consistent demand for the company's products or services . Branding can therefore enable revenue growth through increased units sold or charging higher prices than those charged by similar companies that do not have the benefit of that particular brand . MARFRIG has, on the valuation date, brands of products that are extremely relevant in the food sector as a whole . The brands were evaluated segregated between the brands operating in South America and North America, considering the main brands owned by the company . 41

Attachment 3 of this report details the main brands valuated, the methodology used and values found . The recognition of the fair value of the brands in the balance sheet to market was done in a consolidated manner, adding the value of the brands . ▪ SUPPLIER RELATIONSHIPS The relationship with suppliers is the intangible asset related to contracts for the supply of cattle for slaughter and deboning . In this sense, in possession of this contract, MARFRIG, in its operation in North America, enjoys favorable conditions in relation to the market in which it operates . Thus, to evaluate the relationship with suppliers, we use the With - and - Without method, which is based on the income approach to estimate the value of this intangible . This methodology consists of determining the difference in the cash flows generated by the asset, taking into account the effects of the existence and absence of the contract . Attachment 3 of this report details the two projected flows, with and without the contract, the methodology used and values found . ▪ GOODWILL AND SALES CHANNELS Goodwill and sales channels from previous acquisitions made by MARFRIG, which, according to the company, do not have or are not subject to tax deductibility in force on the valuation date, were written off the balance sheet due to the orderly settlement of the Adjusted Net Asset methodology . MARFRIG'S TANGIBLE ASSETS ▪ FIXED ASSETS The company's main physical assets consist of machinery and equipment, works in progress, buildings and facilities, as well as owned land owned by MARFRIG. The valuation criteria adopted to determine the market value of this group of MARFRIG's assets and the results obtained can be viewed in Attachment 4. ▪ INVENTORY According to the company's financial statement as of December 31 st , 2024, MARFRIG has a relevant finished product inventory balance (ready for sale/distribution). In this sense, from the perspective of an orderly liquidation of assets, it is necessary to determine the fair value of this inventory considering the sale flow. The first step in valuing inventory is the application of the gross sales margin on the value of finished products on the valuation date. Next, the cost of disposing of the product and a theoretical profit that would be charged for the disposing service provided by third parties are considered. Finally, the cost of storage is reduced to reach the market value of the inventory. According to the financial statement received, there was a stock of finished goods worth R$ 3.337.479 thousand. The cost of disposal, the profit over disposal effort and the cost of storage were estimated based on the company's historical results. 42

In addition, as informed by the company, considering that the product sold by MARFRIG has very short turnover days and due to the characteristic of a perishable product (beef), a 100 % use of the raw material was considered in the valuation . For the other components of the company's inventory on the base date, no additional adjustments were considered, given that they are stocks of raw materials intended for use in the production/handling of animals and other warehouse/spare materials . The premises and details of the evaluation can be found in Attachment 3 of this report . MARFRIG'S LIABILITIES ▪ CONTINGENCIES MARFRIG presents liabilities on provision for risks related to lawsuits classified as likely to be lost and supported by lawyers' opinions, in accordance with CPC 25 – Provisions, Contingent Liabilities and Contingent Assets . On the base date, the probable contingencies can be seen in more detail in the company's public information, but they are mostly tax (in addition to civil and labor) . Based on CPC 25 , present obligations, resulting from past events, in which the outflow of funds are not likely to settle the obligations constitute contingent liabilities . Although they are not recognized in accounting, the fair values of contingent liabilities, referring to materialized contingencies with possible and remote probability of loss, should negatively impact the fair value measurement of shareholders' equity to market, considering that another company, with the same characteristics, but which does not appear as a defendant in lawsuits, tends to have a higher net worth in the market . Additionally, from the perspective of M&A transactions, it is common for the buyer to include protective clauses in a SPA, in order to protect itself against any liabilities not accounted for in the acquired company's balance sheet. This is because while these liabilities are classified as possible or remote from loss and do not appear on the balance sheet, they directly impact the value of the business. The measurement of the fair values of contingent liabilities, both possible and remote of loss, was based on opinions of the company's legal advisors, who considered the current status of the ongoing lawsuits and the percentages of probability of loss of each of the relevant causes, which are lower than the values attributed to the causes. Although these liabilities are not part of MARFRIG's accounting liabilities, as they do not meet the criteria established by CPC 25 for accounting recognition, the appraiser understands that they should be considered as market adjustments, impacting the company's fair price per share, through the Shareholders' Equity to Market methodology. That said, the fair values of the lawsuits related to MARFRIG, not only in cases with probable probability of loss (already accounted for on December 31 st , 2024 ), but also in the cases with possible and remote probability, as well as the probabilities of execution of these contingencies, were provided by MARFRIG's management and incorporated into this report . For the purposes of this assessment, we consider an increase in the contingencies considered relevant by MARFRIG, classified by management as a probability of possible or remote loss, which the company may assume . The result of this evaluation carried out by the company can be seen in the following table . 43

▪ DEFERRED TAXES Regarding the fair value adjustments of total assets net of the fair value adjustments of total liabilities, an Income Tax and Social Contribution liability on the capital gain must be constituted under the Lucro Real tax regime, as established by Law No . 9 , 249 / 95 (art . 15 , † 4 , and art . 20 ), considering that the parent company MARFRIG is headquartered in Brazil . Thus, a rate of 34 % of Income Tax and Social Contribution on the net fair value adjustments resulting from the difference between market - adjusted assets and liabilities was considered . ▪ OTHER ASSETS AND LIABILITIES For the other assets and liabilities, after analysis and discussion with the company's management, no application or need for market adjustment was identified, and their book balances were considered as the best estimate of their respective market values . 44 APPRAISED MARFRIG CONTINGENCIES (BRL '000) 11,638,168 Capital gain of total contigencies Face value 12.3% Equivalent Probability 1,432,674 Capital gain 1,432,674 Total capital gain (BRL '000)

9. CONCLUSION In light of the examinations carried out in the aforementioned documentation and based on studies by APSIS, the experts concluded that the exchange ratio of MARFRIG shares for BRF shares, valuated according to the discounted cash flow methodology, as of December 31 st , 2024, is: The present consulting work did not take into account the assessment of the ESG (environmental, social and governance) potential of the analyzed assets. The negative and positive impacts of ESG on companies can be appraised in an independent report, to be contracted exclusively for this purpose, through the application of its own methodology. The Appraisal Report AP - 0047 5 /25 - 01 was prepared by APSIS (CREA/RJ 1982200620 and CORECON/RJ RF.02052), a company specialized in asset appraisal, legally represented below by its consultants, who are available for any clarifications that may be necessary. Rio de Janeiro, May 15 th , 2025. MIGUEL CORTÊS CARNEIRO MONTEIRO Director MARCELO DA LUZ NASCIMENTO Director 33,431,193,151 (A) BRF Shareholders' Equity (R$) 1,602,941,303 (B) BRF Shareholders' Equity at Market Value - Non - Controlling Interest (R$) 31,828,251,849 (C=A - B) BRF Shareholders' Equity - Controlling Interest (R$) 1,600,310,613 (D) Number of BRF Shares - Ex Treasury Shares 19.88879633 (E=C/D) Value per Share (R$) MARKET VALUE OF MARFRIG'S SHAREHOLDERS' EQUITY 9,354,818,698 (F) MARFRIG Shareholders' Equity (R$) 1,882,345,190 (G) MARFRIG Shareholders' Equity - Non - Controlling Interest (R$) 7,472,473,508 (H=F - G) MARFRIG's Shareholders' Equity - - Controlling Interest (R$) 849,668,056 ( I ) Number of Marfrig Shares - Ex Treasury Shares 8.79457978 (J = H/I) Value per Share (R$) EXCHANGE RATIO 2.26148341591578 MARFRIG Share per BRF Share EXCHANGE RATIO - BRF AND MARFRIG SHARES MARKET VALUE OF BRF SHAREHOLDERS' EQUITY 45

10. LIST OF ATTACHMENTS 1. Market value of tangible and intangible assets and liabilities – BRF 2. Market valuation of fixed assets – BRF 3. Market value of tangible and intangible assets and liabilities – MARFRIG 4. Market valuation of fixed assets – MARFRIG 5. Glossary 46

ATTACHMENT 1

CUSTOMER RELATIONSHIP - VERTICAL BUSINESS UNIT DESCRIPTION The intangible customer relationship derives from the relationship with customers of one of BRF's business units . As such, this asset was valued separately . ▪ VALUATION METHODOLOGY We used the income approach and, specifically, the MPEEM to value the customer relationship . This method is based on the concept that the fair value of an intangible asset is equal to the present value of the cash flows attributable to that asset . For the cash flows to be realized, they must be net of the contribution of other assets, whether tangible or intangible . Using the analysis of the projected results of the company as a whole, the pre - tax cash flows associated with the customer relationship are calculated, considering the base date of the valuation . As with the company's cash flow, the cost of goods sold and other operating expenses are deducted from the projected revenue relating to the intangible, determining the net operating profit . The charges directly related to the customer relationship in question (Contributory Asset Charges or CAC) are then deducted from the identified contributory assets . After determining the value attributable to the customer relationship, it is necessary to consider the tax impact of amortizing the goodwill relating to this intangible . Amortization is an economic benefit for the acquirer that reduces its effective expenditure on the acquisition ; it must therefore be considered when determining the value . The present value of the tax amortization benefit of the customer relationship was calculated in accordance with current tax guidelines, which require compliance with the useful life of the asset. ▪ VALUATION CRITERIA The following steps were applied in the valuation of the fair value of the customer relationship, using the MPEEM: o Determining revenue - Revenue takes into consideration the existing customer relationship on the valuation date. Its evolution was projected according to the forecast inflation rate. New customers were not taken into account in the calculation. o Churn rate − To determine the churn rate, the historical loss of customers was calculated based on the turnover attributable to each of them over the last three years. The churn rate was applied to the revenue of the customer relationship, representing the loss of customers on an annual basis. o Cost and expenses − The costs and expenses considered were based on the company's cash flow and multiplied by the percentage of customers remaining each year. o Trademark CAC − The pre - tax charge for the brand was based on the royalty rate considered for the business unit and applied to projected net revenue year on year. o Income tax deduction - The tax rate of 34% was used, based on the Brazilian tax rate on the valuation date. 1

o Other CACs − In order to isolate the cash flows attributable solely to the customer relationship, we deducted the charges from contributory assets, determining the economic return on the assets that contribute to these flows . The post - tax contributory assets used are presented below . o CAC fixed assets (return on and return of) - The CAC on fixed assets represents a return on fixed assets based on their fair value on the valuation date . For the given business unit, an annual CAC after tax of 5 . 5 per cent was used and applied to projected net revenue year on year . The depreciation of these assets was also taken into account, since their maintenance charges must be added to the calculation . o Working capital CAC - Working capital is needed to support business operations . An annual CAC after tax of 5 . 5 per cent was applied, based on the company's financing rate . o Workforce CAC - The workforce is considered an element of goodwill, and not a separately identified intangible asset. However, it is understood as an asset that contributes to the company's cash flow generation; therefore, it is necessary to apply a CAC to the client relationship. For this, a rate of return equal to the company's discount rate was contemplated. o Integrated Supplier Relationship CAC − The integrated suppliers relationship was understood as an asset that contributes to generating the company's cash flow; therefore, it is necessary to apply a CAC to the customer relationship. For this, a rate of return equal to the company's discount rate was contemplated. o Discount rate application − The after - tax cash flows, after the adjustments described above, were brought to present value at the appropriate rate of return, given the nature of the asset. We determined a discount rate equal to the WACC calculated by APSIS for BRF. o Useful life definition − o The 7 - year useful life of the customer relationship was calculated based on an analysis of the historical churn rate presented by the customer base. o Tax amortization benefit (TAB) − We made the calculation in accordance with current tax guidelines, which require tax amortization according to the useful life of the asset. The result was added to the fair value of the customer relationship. 2

▪ DISCOUNT RATE – BRF BRF's discount rate was calculated using the WACC methodology, in which the cost of capital is determined by the weighted average of the market value of the components of the capital structure (own and third party), as shown in the table below. CAPITAL STRUCTURE 78% EQUITY 22% DEBT 100% EQUITY + DEBT 2.0% PROJECTED U.S. INFLATION 3.8% PROJECTED BR INFLATION COST OF EQUITY 3.3% RISK - FREE RATE (Rf) 0.60 BETA u 0.71 BETA r 6.2% RISK PREMIUM (Rm - Rf) 0.7% SIZE PREMIUM (Sp) 2.6% WEIGHTED COUNTRY RISK 11.0% Nominal Ke in US$ ( = ) 12.9% Nominal Ke in R$ ( = ) WACC 12.9% COST OF EQUITY 5.5% COST OF DEBT 11.3% NOMINAL DISCOUNT RATE ( = ) COST OF DEBT NOMINAL Kd IN R$ ( = ) 8.1% Nominal Kd With Tax Shield ( = ) 5.5% 3

The main assumptions used to define the discount rate are listed below.

- **Capital structure –** It was based on the arithmetic mean of the comparable companies in the meat sector selected for the Beta sample.
- **o Risk-free rate (cost of equity) -** Corresponds to the average yield of the 20-year US T-Bond (Federal Reserve) between 01/01/2020 and 31/12/2024. Source: http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml.
- **Beta u –** Equivalent to the average weekly historical beta over a five-year period for the meat sector, in which BRF's segment is included. The sample of comparables was researched in the S&P Capital IQ database.
- **Beta r –** Beta re-levered by the company's capital structure .
- **Risk premium –** Corresponds to the spread between SP500 and US T-Bond 20 years. Source: Supply Side.
- **Size premium –** Source: Duff and Phelps | Ibbotson 2024.
- **Weighted Country Risk -** Corresponds to the average country risk, weighted according to each country's revenue share. Source: Damodaran and EMBI+.
- **Cost of debt –** It is determined by BRF's weighted average cost of funding on the base date.
- **Tax shield –** Weighted average projected rate for the company. Based on our calculations, it was estimated at 31.8 per cent.
- **US long-term inflation rate –** Source: https://www.federalreserve.gov/monetarypolicy/fomccalendars.htm.
- **BR long-term inflation rate –** Fonte: https://www3.bcb.gov.br/expectativas2/#/consultas.

- **CONCLUSION**

Based on the analyses described above and the calculations shown in Attachment 1B, we concluded a fair value of R$ 364,155 thousand and a useful life of 7 years for the business unit's customer relationship.

4

MPEEM (CARTEIRA VERTICAL) 2035 2034 2033 2032 2031 2030 2029 2028 2027 CUSTOMER RELATIONSHIP - BUSINESS UNIT 2025 2026 BRL '000 86,190,073 83,064,521 80,052,312 77,149,337 74,351,634 71,655,385 69,056,912 66,552,668 64,139,237 NET OPERATING REVENUE (NOR) 59,571,759 61,813,325 686,080 661,200 637,223 614,115 591,845 570,383 549,699 529,765 510,553 492,039 474,196 NET OPERATING REVENUE ATTRIBUTABLE TO CUSTOMERS - BUSINESS UNIT 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% Anual Churn Rate (%) 10.1% 12.4% 15.3% 18.8% 23.2% 28.6% 35.2% 43.4% 53.5% 65.9% 81.2% Percentage of Remaining Customer Relationships 11.2% 13.9% 17.1% 21.0% 25.9% 31.9% 39.3% 48.4% 59.7% 73.5% 90.6% Average Percentage of Remaining Customer Relationship 77,174 91,627 108,788 129,162 153,352 182,072 216,172 256,657 304,725 361,795 429,554 NET REVENUE FROM CUSTOMER RELATIONSHIPS 0.1% 0.1% 0.1% 0.2% 0.2% 0.3% 0.3% 0.4% 0.5% 0.6% 0.7% % of Remaining Customer Relationship/% of Total NOR (38,503) (45,713) (54,275) (64,440) (76,508) (90,837) (107,849) (128,048) (152,029) (180,502) (214,307) OPERATING COSTS ( - ) 38,671 45,914 54,513 64,722 76,844 91,235 108,322 128,609 152,696 181,294 215,247 GROSS PROFIT ( = ) 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% gross margin (GP/NOR) (6,079) (7,218) (8,570) (10,175) (12,080) (14,343) (17,029) (20,218) (24,005) (28,500) (33,838) GENERAL AND ADMINISTRATIVE EXPENSES ( - ) 32,592 38,696 45,943 54,548 64,764 76,893 91,294 108,391 128,691 152,793 181,409 EBITDA ( = ) 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% % EBITDA (2,737) (3,437) (4,239) (6,767) (17,847) (21,099) (24,784) (28,759) (33,033) (38,097) (44,052) DEPRECIATION/AMORTIZATION ( - ) 29,855 35,259 41,704 47,781 46,917 55,794 66,509 79,632 95,659 114,697 137,357 EBIT ( = ) 38.7% 38.5% 38.3% 37.0% 30.6% 30.6% 30.8% 31.0% 31.4% 31.7% 32.0% % EBIT - - - - - - - - - - - TRADEMARAK ROYALTY ( - ) 29,855 35,259 41,704 47,781 46,917 55,794 66,509 79,632 95,659 114,697 137,357 ADJUSTED EBIT ( = ) (10,151) (11,988) (14,180) (16,245) (15,952) (18,970) (22,613) (27,075) (32,524) (38,997) (46,701) IR/CSSL ( - ) - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% Effective tax rate (IRCS/EBIT) 19,704 23,271 27,525 31,535 30,965 36,824 43,896 52,557 63,135 75,700 90,655 NON OPERATING PROFIT AFTER TAX ( = ) 25.5% 25.4% 25.3% 24.4% 20.2% 20.2% 20.3% 20.5% 20.7% 20.9% 21.1% net margin (NP/NOR) 22,441 26,708 31,764 38,302 48,812 57,923 68,680 81,316 96,167 113,796 134,708 BALANCE INPUT 19,704 23,271 27,525 31,535 30,965 36,824 43,896 52,557 63,135 75,700 90,655 NON OPERATING PROFIT AFTER TAX 2,737 3,437 4,239 6,767 17,847 21,099 24,784 28,759 33,033 38,097 44,052 DEPRECIATION/AMORTIZATION ( + ) 10,873 12,909 15,327 18,197 21,605 25,652 30,456 36,592 43,515 52,041 62,548 BALANCE OUTPUT 52 62 74 88 104 124 147 174 213 266 410 Working Capital - Return On 1,652 1,961 2,329 2,765 3,283 3,898 4,628 6,593 9,005 12,177 16,303 Fixed Assets - Return On 8,848 10,505 12,473 14,808 17,582 20,875 24,784 28,759 33,033 38,097 44,052 Fixed Assets - Return Of 187 223 264 314 372 442 525 623 740 879 1,043 Workforce - Return On 133 158 187 222 264 313 372 442 524 623 739 Integrated Supplier Relationship - Return On 11,569 13,799 16,437 20,105 27,207 32,271 38,225 44,725 52,652 61,756 72,160 SIMPLE BALANCE 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 Partial Period 10.50 9.50 8.50 7.50 6.50 5.50 4.50 3.50 2.50 1.50 0.50 Mid - Year Convention 0.32 0.36 0.40 0.45 0.50 0.55 0.62 0.69 0.76 0.85 0.95 Discount Rate @ 12,9% 3,747 4,975 6,598 8,986 13,538 17,879 23,577 30,714 40,256 52,569 68,388 Discounted Cash Flow 35,793 Remaining Value 282,713 CUSTOMER RELATIONSHIP VALUE - PRE - TAB 7 years Useful life of intangible 81,442 TAX BENEFIT FROM AMORTIZATION 364,155 CUSTOMER RELATIONSHIP VALUE - POST - TAB 1/10

MPEEM (CARTEIRA VERTICAL) 2044 2043 2042 2041 2040 2039 2038 2037 CUSTOMER RELATIONSHIP - BUSINESS UNIT 2025 2036 BRL '000 120,180,052 115,821,906 111,621,801 107,574,006 103,672,998 99,913,455 96,290,246 92,798,426 NET OPERATING REVENUE (NOR) 59,571,759 89,433,233 956,643 921,952 888,519 856,298 825,245 795,319 766,478 738,683 711,896 474,196 NET OPERATING REVENUE ATTRIBUTABLE TO CUSTOMERS - BUSINESS UNIT 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% Anual Churn Rate (%) 1.5% 1.9% 2.3% 2.9% 3.6% 4.4% 5.4% 6.6% 8.2% 81.2% Percentage of Remaining Customer Relationships 1.7% 2.1% 2.6% 3.2% 4.0% 4.9% 6.0% 7.4% 9.1% 90.6% Average Percentage of Remaining Customer Relationship 16,462 19,545 23,205 27,551 32,711 38,838 46,111 54,747 65,000 429,554 NET REVENUE FROM CUSTOMER RELATIONSHIPS 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.1% 0.1% 0.7% % of Remaining Customer Relationship/% of Total NOR (8,213) (9,751) (11,577) (13,746) (16,320) (19,376) (23,005) (27,314) (32,429) (214,307) OPERATING COSTS ( - ) 8,249 9,794 11,628 13,806 16,391 19,461 23,106 27,433 32,571 215,247 GROSS PROFIT ( = ) 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% gross margin (GP/NOR) (1,297) (1,540) (1,828) (2,170) (2,577) (3,059) (3,632) (4,313) (5,120) (33,838) GENERAL AND ADMINISTRATIVE EXPENSES ( - ) 6,952 8,254 9,800 11,635 13,815 16,402 19,474 23,121 27,451 181,409 EBITDA ( = ) 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% % EBITDA (407) (503) (623) (770) (950) (1,158) (1,398) (1,723) (2,133) (44,052) DEPRECIATION/AMORTIZATION ( - ) 6,545 7,751 9,178 10,865 12,864 15,244 18,076 21,397 25,317 137,357 EBIT ( = ) 39.8% 39.7% 39.5% 39.4% 39.3% 39.3% 39.2% 39.1% 38.9% 32.0% % EBIT - - - - - - - - - - TRADEMARAK ROYALTY ( - ) 6,545 7,751 9,178 10,865 12,864 15,244 18,076 21,397 25,317 137,357 ADJUSTED EBIT ( = ) (2,225) (2,635) (3,120) (3,694) (4,374) (5,183) (6,146) (7,275) (8,608) (46,701) IR/CSSL ( - ) - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% Effective tax rate (IRCS/EBIT) 4,320 5,116 6,057 7,171 8,490 10,061 11,930 14,122 16,710 90,655 NON OPERATING PROFIT AFTER TAX ( = ) 26.2% 26.2% 26.1% 26.0% 26.0% 25.9% 25.9% 25.8% 25.7% 21.1% net margin (NP/NOR) 4,727 5,619 6,680 7,941 9,441 11,219 13,328 15,846 18,843 134,708 BALANCE INPUT 4,320 5,116 6,057 7,171 8,490 10,061 11,930 14,122 16,710 90,655 NON OPERATING PROFIT AFTER TAX 407 503 623 770 950 1,158 1,398 1,723 2,133 44,052 DEPRECIATION/AMORTIZATION ( + ) 2,319 2,754 3,269 3,882 4,609 5,472 6,496 7,713 9,158 62,548 BALANCE OUTPUT 11 13 16 19 22 26 31 37 44 410 Working Capital - Return On 352 418 497 590 700 831 987 1,172 1,391 16,303 Fixed Assets - Return On 1,887 2,241 2,660 3,159 3,750 4,453 5,287 6,277 7,452 44,052 Fixed Assets - Return Of 40 47 56 67 79 94 112 133 158 1,043 Workforce - Return On 28 34 40 47 56 67 79 94 112 739 Integrated Supplier Relationship - Return On 2,407 2,865 3,410 4,060 4,832 5,747 6,831 8,133 9,685 72,160 SIMPLE BALANCE 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 Partial Period 19.50 18.50 17.50 16.50 15.50 14.50 13.50 12.50 11.50 0.50 Mid - Year Convention 0.12 0.14 0.15 0.17 0.19 0.21 0.23 0.26 0.29 0.95 Discount Rate @ 12,9% 297 393 521 690 915 1,211 1,603 2,125 2,817 68,388 Discounted Cash Flow 35,793 Remaining Value 282,713 CUSTOMER RELATIONSHIP VALUE - PRE - TAB 7 years Useful life of intangible 81,442 TAX BENEFIT FROM AMORTIZATION 364,155 CUSTOMER RELATIONSHIP VALUE - POST - TAB 2/10

MPEEM (CARTEIRA VERTICAL) 2053 2052 2051 2050 2049 2048 2047 2046 CUSTOMER RELATIONSHIP - BUSINESS UNIT 2025 2045 BRL '000 167,574,346 161,497,517 155,641,055 149,996,969 144,557,558 139,315,398 134,263,337 129,394,481 NET OPERATING REVENUE (NOR) 59,571,759 124,702,188 1,333,905 1,285,533 1,238,915 1,193,988 1,150,690 1,108,962 1,068,747 1,029,990 992,639 474,196 NET OPERATING REVENUE ATTRIBUTABLE TO CUSTOMERS - BUSINESS UNIT 3.8% 3.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% Anual Churn Rate (%) 0.2% 0.3% 0.4% 0.4% 0.5% 0.7% 0.8% 1.0% 1.3% 81.2% Percentage of Remaining Customer Relationships 0.3% 0.3% 0.4% 0.5% 0.6% 0.7% 0.9% 1.1% 1.4% 90.6% Average Percentage of Remaining Customer Relationship 3,511 4,169 4,950 5,877 6,978 8,284 9,836 11,678 13,865 429,554 NET REVENUE FROM CUSTOMER RELATIONSHIPS 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.7% % of Remaining Customer Relationship/% of Total NOR (1,752) (2,080) (2,470) (2,932) (3,481) (4,133) (4,907) (5,826) (6,917) (214,307) OPERATING COSTS ( - ) 1,760 2,089 2,480 2,945 3,496 4,151 4,929 5,852 6,948 215,247 GROSS PROFIT ( = ) 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% gross margin (GP/NOR) (277) (328) (390) (463) (550) (653) (775) (920) (1,092) (33,838) GENERAL AND ADMINISTRATIVE EXPENSES ( - ) 1,483 1,761 2,090 2,482 2,947 3,499 4,154 4,932 5,856 181,409 EBITDA ( = ) 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% % EBITDA (62) (77) (95) (117) (144) (178) (219) (269) (330) (44,052) DEPRECIATION/AMORTIZATION ( - ) 1,420 1,684 1,996 2,365 2,803 3,321 3,935 4,663 5,525 137,357 EBIT ( = ) 40.5% 40.4% 40.3% 40.2% 40.2% 40.1% 40.0% 39.9% 39.8% 32.0% % EBIT - - - - - - - - - - TRADEMARAK ROYALTY ( - ) 1,420 1,684 1,996 2,365 2,803 3,321 3,935 4,663 5,525 137,357 ADJUSTED EBIT ( = ) (483) (572) (679) (804) (953) (1,129) (1,338) (1,585) (1,879) (46,701) IR/CSSL ( - ) - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% Effective tax rate (IRCS/EBIT) 938 1,111 1,317 1,561 1,850 2,192 2,597 3,078 3,647 90,655 NON OPERATING PROFIT AFTER TAX ( = ) 26.7% 26.7% 26.6% 26.6% 26.5% 26.5% 26.4% 26.4% 26.3% 21.1% net margin (NP/NOR) 1,000 1,188 1,412 1,678 1,994 2,370 2,816 3,346 3,977 134,708 BALANCE INPUT 938 1,111 1,317 1,561 1,850 2,192 2,597 3,078 3,647 90,655 NON OPERATING PROFIT AFTER TAX 62 77 95 117 144 178 219 269 330 44,052 DEPRECIATION/AMORTIZATION ( + ) 495 587 697 828 983 1,167 1,386 1,645 1,953 62,548 BALANCE OUTPUT 2 3 3 4 5 6 7 8 9 410 Working Capital - Return On 75 89 106 126 149 177 211 250 297 16,303 Fixed Assets - Return On 403 478 568 674 800 950 1,128 1,339 1,590 44,052 Fixed Assets - Return Of 9 10 12 14 17 20 24 28 34 1,043 Workforce - Return On 6 7 9 10 12 14 17 20 24 739 Integrated Supplier Relationship - Return On 505 601 715 850 1,011 1,202 1,430 1,701 2,024 72,160 SIMPLE BALANCE 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 Partial Period 28.50 27.50 26.50 25.50 24.50 23.50 22.50 21.50 20.50 0.50 Mid - Year Convention 0.05 0.05 0.06 0.06 0.07 0.08 0.09 0.10 0.11 0.95 Discount Rate @ 12,9% 24 31 42 55 73 96 128 169 224 68,388 Discounted Cash Flow 35,793 Remaining Value 282,713 CUSTOMER RELATIONSHIP VALUE - PRE - TAB 7 years Useful life of intangible 81,442 TAX BENEFIT FROM AMORTIZATION 364,155 CUSTOMER RELATIONSHIP VALUE - POST - TAB 3/10

MPEEM (CARTEIRA VERTICAL) 2061 2060 2059 2058 2057 2056 2055 CUSTOMER RELATIONSHIP - BUSINESS UNIT 2025 2054 BRL '000 225,185,795 217,019,775 209,149,883 201,565,381 194,255,920 187,211,524 180,422,583 NET OPERATING REVENUE (NOR) 59,571,759 173,879,833 1,792,497 1,727,495 1,664,850 1,604,477 1,546,293 1,490,219 1,436,178 1,384,097 474,196 NET OPERATING REVENUE ATTRIBUTABLE TO CUSTOMERS - BUSINESS UNIT 3.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% Anual Churn Rate (%) 0.0% 0.1% 0.1% 0.1% 0.1% 0.1% 0.2% 0.2% 81.2% Percentage of Remaining Customer Relationships 0.0% 0.1% 0.1% 0.1% 0.1% 0.1% 0.2% 0.2% 90.6% Average Percentage of Remaining Customer Relationship 889 1,056 1,254 1,488 1,767 2,098 2,491 2,958 429,554 NET REVENUE FROM CUSTOMER RELATIONSHIPS 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.7% % of Remaining Customer Relationship/% of Total NOR (444) (527) (625) (743) (882) (1,047) (1,243) (1,476) (214,307) OPERATING COSTS ( - ) 446 529 628 746 885 1,051 1,248 1,482 215,247 GROSS PROFIT ( = ) 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% gross margin (GP/NOR) (70) (83) (99) (117) (139) (165) (196) (233) (33,838) GENERAL AND ADMINISTRATIVE EXPENSES ( - ) 376 446 529 629 746 886 1,052 1,249 181,409 EBITDA ( = ) 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% % EBITDA (12) (15) (18) (22) (27) (33) (41) (51) (44,052) DEPRECIATION/AMORTIZATION ( - ) 364 431 512 607 719 853 1,011 1,198 137,357 EBIT ( = ) 40.9% 40.9% 40.8% 40.8% 40.7% 40.6% 40.6% 40.5% 32.0% % EBIT - - - - - - - - - TRADEMARAK ROYALTY ( - ) 364 431 512 607 719 853 1,011 1,198 137,357 ADJUSTED EBIT ( = ) (124) (147) (174) (206) (245) (290) (344) (407) (46,701) IR/CSSL ( - ) - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% Effective tax rate (IRCS/EBIT) 240 285 338 400 475 563 667 791 90,655 NON OPERATING PROFIT AFTER TAX ( = ) 27.0% 27.0% 26.9% 26.9% 26.9% 26.8% 26.8% 26.7% 21.1% net margin (NP/NOR) 252 299 355 422 502 596 708 842 134,708 BALANCE INPUT 240 285 338 400 475 563 667 791 90,655 NON OPERATING PROFIT AFTER TAX 12 15 18 22 27 33 41 51 44,052 DEPRECIATION/AMORTIZATION ( + ) 125 149 177 210 249 296 351 417 62,548 BALANCE OUTPUT 1 1 1 1 1 1 2 2 410 Working Capital - Return On 19 23 27 32 38 45 53 63 16,303 Fixed Assets - Return On 102 121 144 171 203 241 286 339 44,052 Fixed Assets - Return Of 2 3 3 4 4 5 6 7 1,043 Workforce - Return On 2 2 2 3 3 4 4 5 739 Integrated Supplier Relationship - Return On 127 150 179 213 253 301 357 425 72,160 SIMPLE BALANCE 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 Partial Period 36.50 35.50 34.50 33.50 32.50 31.50 30.50 29.50 0.50 Mid - Year Convention 0.02 0.02 0.02 0.03 0.03 0.03 0.04 0.04 0.95 Discount Rate @ 12,9% 3 3 4 6 8 10 14 18 68,388 Discounted Cash Flow 35,793 Remaining Value 282,713 CUSTOMER RELATIONSHIP VALUE - PRE - TAB 7 years Useful life of intangible 81,442 TAX BENEFIT FROM AMORTIZATION 364,155 CUSTOMER RELATIONSHIP VALUE - POST - TAB 4/10

MPEEM (CARTEIRA VERTICAL) 2069 2068 2067 2066 2065 2064 2063 CUSTOMER RELATIONSHIP - BUSINESS UNIT 2025 2062 BRL '000 302,603,852 291,630,384 281,054,852 270,862,826 261,040,397 251,574,165 242,451,211 NET OPERATING REVENUE (NOR) 59,571,759 233,659,087 2,408,751 2,321,401 2,237,219 2,156,090 2,077,903 2,002,551 1,929,931 1,859,945 474,196 NET OPERATING REVENUE ATTRIBUTABLE TO CUSTOMERS - BUSINESS UNIT 3.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% Anual Churn Rate (%) 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 81.2% Percentage of Remaining Customer Relationships 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 90.6% Average Percentage of Remaining Customer Relationship 225 267 317 377 448 531 631 749 429,554 NET REVENUE FROM CUSTOMER RELATIONSHIPS 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.7% % of Remaining Customer Relationship/% of Total NOR (112) (133) (158) (188) (223) (265) (315) (374) (214,307) OPERATING COSTS ( - ) 113 134 159 189 224 266 316 375 215,247 GROSS PROFIT ( = ) 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% gross margin (GP/NOR) (18) (21) (25) (30) (35) (42) (50) (59) (33,838) GENERAL AND ADMINISTRATIVE EXPENSES ( - ) 95 113 134 159 189 224 266 316 181,409 EBITDA ( = ) 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% % EBITDA (2) (3) (3) (4) (5) (6) (8) (10) (44,052) DEPRECIATION/AMORTIZATION ( - ) 93 110 131 155 184 218 259 307 137,357 EBIT ( = ) 41.2% 41.2% 41.2% 41.1% 41.1% 41.0% 41.0% 41.0% 32.0% % EBIT - - - - - - - - - TRADEMARAK ROYALTY ( - ) 93 110 131 155 184 218 259 307 137,357 ADJUSTED EBIT ( = ) (32) (37) (44) (53) (63) (74) (88) (104) (46,701) IR/CSSL ( - ) - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% Effective tax rate (IRCS/EBIT) 61 73 86 102 121 144 171 202 90,655 NON OPERATING PROFIT AFTER TAX ( = ) 27.2% 27.2% 27.2% 27.1% 27.1% 27.1% 27.1% 27.0% 21.1% net margin (NP/NOR) 64 75 90 106 126 150 178 212 134,708 BALANCE INPUT 61 73 86 102 121 144 171 202 90,655 NON OPERATING PROFIT AFTER TAX 2 3 3 4 5 6 8 10 44,052 DEPRECIATION/AMORTIZATION ( + ) 32 38 45 53 63 75 89 106 62,548 BALANCE OUTPUT 0 0 0 0 0 0 0 1 410 Working Capital - Return On 5 6 7 8 10 11 14 16 16,303 Fixed Assets - Return On 26 31 36 43 51 61 72 86 44,052 Fixed Assets - Return Of 1 1 1 1 1 1 2 2 1,043 Workforce - Return On 0 0 1 1 1 1 1 1 739 Integrated Supplier Relationship - Return On 32 38 45 53 63 75 90 106 72,160 SIMPLE BALANCE 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 Partial Period 44.50 43.50 42.50 41.50 40.50 39.50 38.50 37.50 0.50 Mid - Year Convention 0.01 0.01 0.01 0.01 0.01 0.01 0.02 0.02 0.95 Discount Rate @ 12,9% 0 0 0 1 1 1 1 2 68,388 Discounted Cash Flow 35,793 Remaining Value 282,713 CUSTOMER RELATIONSHIP VALUE - PRE - TAB 7 years Useful life of intangible 81,442 TAX BENEFIT FROM AMORTIZATION 364,155 CUSTOMER RELATIONSHIP VALUE - POST - TAB 5/10

MPEEM (CARTEIRA VERTICAL) 2075 2076 2074 2073 2072 2071 CUSTOMER RELATIONSHIP - BUSINESS UNIT 2025 2070 BRL '000 377,680,487 391,891,848 363,984,479 350,785,136 338,064,447 325,805,054 NET OPERATING REVENUE (NOR) 59,571,759 313,990,230 3,119,491 3,006,367 2,897,346 2,792,278 2,691,020 2,593,434 2,499,388 474,196 NET OPERATING REVENUE ATTRIBUTABLE TO CUSTOMERS - BUSINESS UNIT 3.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% Anual Churn Rate (%) 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 81.2% Percentage of Remaining Customer Relationships 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 90.6% Average Percentage of Remaining Customer Relationship 68 80 95 113 135 160 190 429,554 NET REVENUE FROM CUSTOMER RELATIONSHIPS 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.7% % of Remaining Customer Relationship/% of Total NOR (34) (40) (48) (57) (67) (80) (95) (214,307) OPERATING COSTS ( - ) 34 40 48 57 67 80 95 215,247 GROSS PROFIT ( = ) 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% gross margin (GP/NOR) (5) (6) (8) (9) (11) (13) (15) (33,838) GENERAL AND ADMINISTRATIVE EXPENSES ( - ) 29 34 40 48 57 67 80 181,409 EBITDA ( = ) 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% % EBITDA (1) (1) (1) (1) (1) (1) (2) (44,052) DEPRECIATION/AMORTIZATION ( - ) 28 33 40 47 56 66 78 137,357 EBIT ( = ) 41.5% 41.4% 41.4% 41.4% 41.3% 41.3% 41.3% 32.0% % EBIT - - - - - - - - TRADEMARAK ROYALTY ( - ) 28 33 40 47 56 66 78 137,357 ADJUSTED EBIT ( = ) (10) (11) (13) (16) (19) (22) (27) (46,701) IR/CSSL ( - ) - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% Effective tax rate (IRCS/EBIT) 19 22 26 31 37 44 52 90,655 NON OPERATING PROFIT AFTER TAX ( = ) 27.4% 27.4% 27.3% 27.3% 27.3% 27.3% 27.2% 21.1% net margin (NP/NOR) 19 23 27 32 38 45 53 134,708 BALANCE INPUT 19 22 26 31 37 44 52 90,655 NON OPERATING PROFIT AFTER TAX 1 1 1 1 1 1 2 44,052 DEPRECIATION/AMORTIZATION ( + ) 10 11 13 16 19 23 27 62,548 BALANCE OUTPUT 0 0 0 0 0 0 0 410 Working Capital - Return On 1 2 2 2 3 3 4 16,303 Fixed Assets - Return On 8 9 11 13 15 18 22 44,052 Fixed Assets - Return Of 0 0 0 0 0 0 0 1,043 Workforce - Return On 0 0 0 0 0 0 0 739 Integrated Supplier Relationship - Return On 10 11 13 16 19 23 27 72,160 SIMPLE BALANCE 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 Partial Period 51.50 50.50 49.50 48.50 47.50 46.50 45.50 0.50 Mid - Year Convention 0.00 0.00 0.00 0.01 0.01 0.01 0.01 0.95 Discount Rate @ 12,9% 0 0 0 0 0 0 0 68,388 Discounted Cash Flow 35,793 Remaining Value 282,713 CUSTOMER RELATIONSHIP VALUE - PRE - TAB 7 years Useful life of intangible 81,442 TAX BENEFIT FROM AMORTIZATION 364,155 CUSTOMER RELATIONSHIP VALUE - POST - TAB 6/10

MPEEM (CARTEIRA VERTICAL) 2083 2082 2081 2080 2079 2078 2077 2025 CUSTOMER RELATIONSHIP - BUSINESS UNIT BRL '000 507,525,663 489,121,017 471,383,788 454,289,773 437,815,645 421,938,927 406,637,955 59,571,759 NET OPERATING REVENUE (NOR) 4,039,945 3,893,443 3,752,253 3,616,183 3,485,048 3,358,668 3,236,871 474,196 NET OPERATING REVENUE ATTRIBUTABLE TO CUSTOMERS - BUSINESS UNIT 3.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% Anual Churn Rate (%) 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 81.2% Percentage of Remaining Customer Relationships 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 90.6% Average Percentage of Remaining Customer Relationship 20 24 29 34 40 48 57 429,554 NET REVENUE FROM CUSTOMER RELATIONSHIPS 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.7% % of Remaining Customer Relationship/% of Total NOR (10) (12) (14) (17) (20) (24) (28) (214,307) OPERATING COSTS ( - ) 10 12 14 17 20 24 29 215,247 GROSS PROFIT ( = ) 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% gross margin (GP/NOR) (2) (2) (2) (3) (3) (4) (4) (33,838) GENERAL AND ADMINISTRATIVE EXPENSES ( - ) 9 10 12 14 17 20 24 181,409 EBITDA ( = ) 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% % EBITDA (0) (0) (0) (0) (0) (0) (0) (44,052) DEPRECIATION/AMORTIZATION ( - ) 8 10 12 14 17 20 24 137,357 EBIT ( = ) 41.6% 41.6% 41.6% 41.6% 41.6% 41.5% 41.5% 32.0% % EBIT - - - - - - - - TRADEMARAK ROYALTY ( - ) 8 10 12 14 17 20 24 137,357 ADJUSTED EBIT ( = ) (3) (3) (4) (5) (6) (7) (8) (46,701) IR/CSSL ( - ) - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% Effective tax rate (IRCS/EBIT) 6 7 8 9 11 13 16 90,655 NON OPERATING PROFIT AFTER TAX ( = ) 27.5% 27.5% 27.5% 27.4% 27.4% 27.4% 27.4% 21.1% net margin (NP/NOR) 6 7 8 10 11 14 16 134,708 BALANCE INPUT 6 7 8 9 11 13 16 90,655 NON OPERATING PROFIT AFTER TAX 0 0 0 0 0 0 0 44,052 DEPRECIATION/AMORTIZATION ( + ) 3 3 4 5 6 7 8 62,548 BALANCE OUTPUT 0 0 0 0 0 0 0 410 Working Capital - Return On 0 1 1 1 1 1 1 16,303 Fixed Assets - Return On 2 3 3 4 5 6 7 44,052 Fixed Assets - Return Of 0 0 0 0 0 0 0 1,043 Workforce - Return On 0 0 0 0 0 0 0 739 Integrated Supplier Relationship - Return On 3 3 4 5 6 7 8 72,160 SIMPLE BALANCE 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 Partial Period 58.50 57.50 56.50 55.50 54.50 53.50 52.50 0.50 Mid - Year Convention 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.95 Discount Rate @ 12,9% 0 0 0 0 0 0 0 68,388 Discounted Cash Flow 35,793 Remaining Value 282,713 CUSTOMER RELATIONSHIP VALUE - PRE - TAB 7 years Useful life of intangible 81,442 TAX BENEFIT FROM AMORTIZATION 364,155 CUSTOMER RELATIONSHIP VALUE - POST - TAB 7/10

MPEEM (CARTEIRA VERTICAL) 2090 2089 2088 2087 2086 2085 2084 2025 CUSTOMER RELATIONSHIP - BUSINESS UNIT BRL '000 657,279,042 633,443,818 610,472,942 588,335,070 566,999,994 546,438,603 526,622,839 59,571,759 NET OPERATING REVENUE (NOR) 5,231,994 5,042,264 4,859,414 4,683,195 4,513,366 4,349,695 4,191,960 474,196 NET OPERATING REVENUE ATTRIBUTABLE TO CUSTOMERS - BUSINESS UNIT 3.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% Anual Churn Rate (%) 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 81.2% Percentage of Remaining Customer Relationships 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 90.6% Average Percentage of Remaining Customer Relationship 6 7 9 10 12 14 17 429,554 NET REVENUE FROM CUSTOMER RELATIONSHIPS 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.7% % of Remaining Customer Relationship/% of Total NOR (3) (4) (4) (5) (6) (7) (9) (214,307) OPERATING COSTS ( - ) 3 4 4 5 6 7 9 215,247 GROSS PROFIT ( = ) 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% gross margin (GP/NOR) (0) (1) (1) (1) (1) (1) (1) (33,838) GENERAL AND ADMINISTRATIVE EXPENSES ( - ) 3 3 4 4 5 6 7 181,409 EBITDA ( = ) 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% % EBITDA (0) (0) (0) (0) (0) (0) (0) (44,052) DEPRECIATION/AMORTIZATION ( - ) 3 3 4 4 5 6 7 137,357 EBIT ( = ) 41.8% 41.8% 41.7% 41.7% 41.7% 41.7% 41.7% 32.0% % EBIT - - - - - - - - TRADEMARAK ROYALTY ( - ) 3 3 4 4 5 6 7 137,357 ADJUSTED EBIT ( = ) (1) (1) (1) (1) (2) (2) (2) (46,701) IR/CSSL ( - ) - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% Effective tax rate (IRCS/EBIT) 2 2 2 3 3 4 5 90,655 NON OPERATING PROFIT AFTER TAX ( = ) 27.6% 27.6% 27.6% 27.5% 27.5% 27.5% 27.5% 21.1% net margin (NP/NOR) 2 2 2 3 3 4 5 134,708 BALANCE INPUT 2 2 2 3 3 4 5 90,655 NON OPERATING PROFIT AFTER TAX 0 0 0 0 0 0 0 44,052 DEPRECIATION/AMORTIZATION ( + ) 1 1 1 1 2 2 2 62,548 BALANCE OUTPUT 0 0 0 0 0 0 0 410 Working Capital - Return On 0 0 0 0 0 0 0 16,303 Fixed Assets - Return On 1 1 1 1 1 2 2 44,052 Fixed Assets - Return Of 0 0 0 0 0 0 0 1,043 Workforce - Return On 0 0 0 0 0 0 0 739 Integrated Supplier Relationship - Return On 1 1 1 1 2 2 2 72,160 SIMPLE BALANCE 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 Partial Period 65.50 64.50 63.50 62.50 61.50 60.50 59.50 0.50 Mid - Year Convention 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.95 Discount Rate @ 12,9% 0 0 0 0 0 0 0 68,388 Discounted Cash Flow 35,793 Remaining Value 282,713 CUSTOMER RELATIONSHIP VALUE - PRE - TAB 7 years Useful life of intangible 81,442 TAX BENEFIT FROM AMORTIZATION 364,155 CUSTOMER RELATIONSHIP VALUE - POST - TAB 8/10

MPEEM (CARTEIRA VERTICAL) 2097 2096 2095 2094 2093 2092 2091 2025 CUSTOMER RELATIONSHIP - BUSINESS UNIT BRL '000 851,219,496 820,351,317 790,602,525 761,932,528 734,302,205 707,673,853 682,011,138 59,571,759 NET OPERATING REVENUE (NOR) 6,775,776 6,530,063 6,293,260 6,065,044 5,845,105 5,633,141 5,428,864 474,196 NET OPERATING REVENUE ATTRIBUTABLE TO CUSTOMERS - BUSINESS UNIT 3.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% Anual Churn Rate (%) 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 81.2% Percentage of Remaining Customer Relationships 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 90.6% Average Percentage of Remaining Customer Relationship 2 2 3 3 4 4 5 429,554 NET REVENUE FROM CUSTOMER RELATIONSHIPS 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.7% % of Remaining Customer Relationship/% of Total NOR (1) (1) (1) (2) (2) (2) (3) (214,307) OPERATING COSTS ( - ) 1 1 1 2 2 2 3 215,247 GROSS PROFIT ( = ) 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% gross margin (GP/NOR) (0) (0) (0) (0) (0) (0) (0) (33,838) GENERAL AND ADMINISTRATIVE EXPENSES ( - ) 1 1 1 1 2 2 2 181,409 EBITDA ( = ) 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% % EBITDA (0) (0) (0) (0) (0) (0) (0) (44,052) DEPRECIATION/AMORTIZATION ( - ) 1 1 1 1 2 2 2 137,357 EBIT ( = ) 41.9% 41.9% 41.9% 41.8% 41.8% 41.8% 41.8% 32.0% % EBIT - - - - - - - - TRADEMARAK ROYALTY ( - ) 1 1 1 1 2 2 2 137,357 ADJUSTED EBIT ( = ) (0) (0) (0) (0) (1) (1) (1) (46,701) IR/CSSL ( - ) - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% Effective tax rate (IRCS/EBIT) 1 1 1 1 1 1 1 90,655 NON OPERATING PROFIT AFTER TAX ( = ) 27.6% 27.6% 27.6% 27.6% 27.6% 27.6% 27.6% 21.1% net margin (NP/NOR) 1 1 1 1 1 1 1 134,708 BALANCE INPUT 1 1 1 1 1 1 1 90,655 NON OPERATING PROFIT AFTER TAX 0 0 0 0 0 0 0 44,052 DEPRECIATION/AMORTIZATION ( + ) 0 0 0 0 1 1 1 62,548 BALANCE OUTPUT 0 0 0 0 0 0 0 410 Working Capital - Return On 0 0 0 0 0 0 0 16,303 Fixed Assets - Return On 0 0 0 0 0 0 1 44,052 Fixed Assets - Return Of 0 0 0 0 0 0 0 1,043 Workforce - Return On 0 0 0 0 0 0 0 739 Integrated Supplier Relationship - Return On 0 0 0 0 1 1 1 72,160 SIMPLE BALANCE 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 Partial Period 72.50 71.50 70.50 69.50 68.50 67.50 66.50 0.50 Mid - Year Convention 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.95 Discount Rate @ 12,9% 0 0 0 0 0 0 0 68,388 Discounted Cash Flow 35,793 Remaining Value 282,713 CUSTOMER RELATIONSHIP VALUE - PRE - TAB 7 years Useful life of intangible 81,442 TAX BENEFIT FROM AMORTIZATION 364,155 CUSTOMER RELATIONSHIP VALUE - POST - TAB 9/10

MPEEM (CARTEIRA VERTICAL) 2102 2101 2100 2099 2098 2025 CUSTOMER RELATIONSHIP - BUSINESS UNIT BRL '000 1,023,882,157 986,752,629 950,969,547 916,484,084 883,249,184 59,571,759 NET OPERATING REVENUE (NOR) 8,150,184 7,854,630 7,569,794 7,295,287 7,030,735 474,196 NET OPERATING REVENUE ATTRIBUTABLE TO CUSTOMERS - BUSINESS UNIT 3.8% 18.8% 18.8% 18.8% 18.8% 18.8% 18.8% Anual Churn Rate (%) 0.0% 0.0% 0.0% 0.0% 0.0% 81.2% Percentage of Remaining Customer Relationships 0.0% 0.0% 0.0% 0.0% 0.0% 90.6% Average Percentage of Remaining Customer Relationship 1 1 1 1 2 429,554 NET REVENUE FROM CUSTOMER RELATIONSHIPS 0.0% 0.0% 0.0% 0.0% 0.0% 0.7% % of Remaining Customer Relationship/% of Total NOR (0) (0) (1) (1) (1) (214,307) OPERATING COSTS ( - ) 0 0 1 1 1 215,247 GROSS PROFIT ( = ) 50.1% 50.1% 50.1% 50.1% 50.1% 50.1% gross margin (GP/NOR) (0) (0) (0) (0) (0) (33,838) GENERAL AND ADMINISTRATIVE EXPENSES ( - ) 0 0 0 1 1 181,409 EBITDA ( = ) 42.2% 42.2% 42.2% 42.2% 42.2% 42.2% % EBITDA (0) (0) (0) (0) (0) (44,052) DEPRECIATION/AMORTIZATION ( - ) 0 0 0 1 1 137,357 EBIT ( = ) 41.9% 41.9% 41.9% 41.9% 41.9% 32.0% % EBIT - - - - - - TRADEMARAK ROYALTY ( - ) 0 0 0 1 1 137,357 ADJUSTED EBIT ( = ) (0) (0) (0) (0) (0) (46,701) IR/CSSL ( - ) - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% - 34.0% Effective tax rate (IRCS/EBIT) 0 0 0 0 0 90,655 NON OPERATING PROFIT AFTER TAX ( = ) 27.7% 27.7% 27.7% 27.7% 27.7% 21.1% net margin (NP/NOR) 0 0 0 0 0 134,708 BALANCE INPUT 0 0 0 0 0 90,655 NON OPERATING PROFIT AFTER TAX 0 0 0 0 0 44,052 DEPRECIATION/AMORTIZATION ( + ) 0 0 0 0 0 62,548 BALANCE OUTPUT 0 0 0 0 0 410 Working Capital - Return On 0 0 0 0 0 16,303 Fixed Assets - Return On 0 0 0 0 0 44,052 Fixed Assets - Return Of 0 0 0 0 0 1,043 Workforce - Return On 0 0 0 0 0 739 Integrated Supplier Relationship - Return On 0 0 0 0 0 72,160 SIMPLE BALANCE 1.00 1.00 1.00 1.00 1.00 1.00 Partial Period 77.50 76.50 75.50 74.50 73.50 0.50 Mid - Year Convention 0.00 0.00 0.00 0.00 0.00 0.95 Discount Rate @ 12,9% 0 0 0 0 0 68,388 Discounted Cash Flow 35,793 Remaining Value 282,713 CUSTOMER RELATIONSHIP VALUE - PRE - TAB 7 years Useful life of intangible 81,442 TAX BENEFIT FROM AMORTIZATION 364,155 CUSTOMER RELATIONSHIP VALUE - POST - TAB 10/10

BRAND ▪ DESCRIPTION Trademarks, logos, and the like have value for a business, as they allow consumers to easily identify a business through its products and services . As they are perceived by the public, they have the ability to generate consistent demand for the company's items . They can, therefore, allow revenue growth by increasing the number of units sold or charging prices higher than those used by similar companies, but without the benefit of these assets in question . Below is a description of BRF's main brands . o Sadia: Sadia is a Brazilian brand founded in 1944, specializing in industrialized foods, with a focus on frozen and chilled products of animal origin, such as sausages, chicken and pork cuts, ready meals, pizzas, pasta and side dishes. It is widely distributed in national retail and present in international markets. o Perdigão: Created in 1934, Perdigão is a Brazilian brand that operates in the processed and frozen food segments, with a portfolio similar to Sadia's, including hams, sausages, lasagna, seasoned meats, ready meals and margarine. The brand shares distribution channels with other BRF brands. o Miss Daisy: Miss Daisy is a brand focused on the segment of refrigerated and frozen ready meals, such as roasted meats, side dishes and complete meals. Its presence is mainly concentrated in Brazilian retail, with a focus on convenience and offering ready - to - eat meals. o Nebraska: Nebraska is a brand used by BRF for products in the pork portfolio, such as ribs, loin and ham, aimed mainly at butchers and the food service channel, with specific cuts for professional use. o Gold: BRF's Gold is a line aimed at the institutional market and food service , focusing on meat and products with technical specifications aimed at establishments such as restaurants, hotels and industrial kitchens. The products in the line include standardized cuts and food inputs. o Qualy/ Claybon/ Deline: These three brands make up BRF's portfolio of margarines and vegetable creams. Qualy: It is a brand of margarine widely distributed in Brazil, with traditional, salt, unsalted and light versions . Claybon: It is mainly intended for culinary use, such as in baking and confectionery, being sold in larger formats. Deline : It is a regional brand of margarine, also focusing on domestic and culinary use. o Banvit: Banvit is a brand of Turkish origin acquired by BRF in 2017. It operates in the production and marketing of chicken meat and processed products, such as hamburgers, breaded meats and sausages, aimed at the market in Turkey and neighboring regions. The company operates with vertical integration in its production chain. ▪ VALUATION METHODOLOGY The fair value of the brand was estimated using the Royalty Relief Methodology, which is derived from the income approach . Through this model, also known as the Royalty Waiver Method, we calculate the value of the asset, capitalizing on the royalties that are saved by the company owning the intangible . In other words, the owner does not have to pay rent or royalties to a third party to use the asset . 1

Methodological application requires determining a hypothetical royalty rate, which is typically expressed as a percentage of revenue . The result is multiplied by the projected net revenue for the company for the entire useful life of the object of analysis . Subsequently, the cash flow from royalty payments is deducted from income tax and brought to present value at an appropriate risk rate to define the value of the intangible . ▪ VALUATION CRITERIA – BRAND The following steps were applied in the valuation of the fair value of the brand, using the Royalty Relief methodology : o Revenue attributable to the brand − 100% of the revenues from the business were considered to be generated under the company's brands. o Determination of the royalty rate − Information from the Markables and Royalty Source databases, as well as the internal APSIS database, was used to locate the transactions of licenses of use involving brands similar to BRF's brands. In addition, qualitative factors related to the intangible were appraised. After analysis, a royalty rate of 2.0% was concluded to be applied to the projected net operating revenue. o Income Tax Deduction − Royalty payments are deducted by the income tax rate weighted by the countries of operation, for the entire life of the asset. A tax deduction of 33.6% was used. o Application of the discount rate − Royalty savings are brought to present value at the appropriate rate of return. We determined a discount rate for the brands, equal to the WACC calculated by APSIS for BRF, shown in attachment 1A. o Tax benefit of amortization − As the asset does not have a defined useful life, it was not considered a tax benefit in this analysis. ▪ CONCLUSION Based on the analyses described above and the calculations shown in Attachment 1 D, we concluded a fair value of R $ 10 , 753 , 098 thousand, without a defined useful life for BRF's brands . 2

RELIEF FROM ROYALTY (CONSOLIDA) 2029 2028 2027 2026 2025 TRADEMARK BRL '000 69,056,912 66,552,668 64,139,237 61,813,325 59,571,759 NET OPERATING REVENUE (NOR) 2.0% 2.0% 2.0% 2.0% 2.0% Royalty Rate (% NOR) 1,346,610 1,297,777 1,250,715 1,205,360 1,161,649 TOTAL ROYALTIES 1,346,610 1,297,777 1,250,715 1,205,360 1,161,649 ROYALTIES SAVINGS - PRE TAX 33.6% 33.6% 33.6% 33.6% 33.6% IR/CSLL 894,595 862,154 830,890 800,759 771,720 ROYALTIES SAVINGS - AFTER TAX 1.00 1.00 1.00 1.00 1.00 Partial Period 4.50 3.50 2.50 1.50 0.50 Mid - Year Convention 0.62 0.69 0.76 0.85 0.95 11.3% Discount Rate @ 12,9% 551,795 592,065 635,273 681,635 731,381 Discounted Cash Flow 551,795 Remaining Value 7,560,949 3.8% Perpetuity @ 3.8% TRADEMARK VALUE 10,753,098 1/1

INVENTORY ▪ DESCRIPTION The inventory recorded in the BRF balance sheet on the valuation date of this Report comprises the following classifications : o Raw material; o Finished products; o Products in preparation; o Packaging materials; o Secondary materials; o Warehouse; o Imports in progress; and o Others. ▪ VALUATION METHODOLOGY According to good valuation practices, the value of the inventory must be measured separately between raw materials, products in preparation and finished products . o Raw material − The fair value of the raw material must be valuated based on the value that a market participant would be able to achieve with the sale of this material in the most advantageous scenario, on the valuation date of the Report, that is, according to the replacement cost . o Finished products − The valuation of finished products must consider the selling price less all expenses related to the disposal of items, such as marketing expenses, commissions, transportation and packaging, as well as a profit margin relative to the degree of risk of these costs . In addition, the time it takes for the company to sell the goods and the time to receive the money must also be considered . o Products in preparation – The fair value of products in preparation must be valuated in the same way as finished products ; however, the cost of completing the production of the good must also be considered . ▪ VALUATION CRITERIA Below, we detail the assumptions used in the valuation of BRF inventory on the valuation date of this Report, segmented by type of component classification . o Raw material − Following discussions with the company's management, the book value was considered a proxy for the fair value of the raw material . This material has a high inventory turnover, and there have been no significant variations in its cost, with the historical cost being close to the replacement cost . 1

o Finished products − For the valuation of finished products, the following assumptions were used. The sale value of the finished products was estimated by applying the company's gross margin, on the valuation date of this Report, to the respective book values of the items. The disposal costs applied in the valuation of the finished products were based on the marketing expenses paid by the customers informed in conversations with the company's management. Selling costs were estimated at 13.8% of the NOR of the valuation date. The profit margin applied to the sales effort was calculated by multiplying the sale value of the inventory by the company's profit margin before income tax (EBIT), on the valuation date of the Report, and the result was subsequently multiplied by the percentage that the disposal cost represents of the company's total costs. For the calculations of the storage cost, which is related tothe time between the sale of inventory and the receipt of cash, the number of days of inventory turnover and the company's accounts receivable on the valuation date of the Report was considered, multiplied by the return of pre - tax working capital. ▪ CONCLUSION Based on the analyses described above and the calculations shown in Attachment 1F, we conclude a fair value of R$7,466,026 thousand and an indefinite useful life for BRF's inventory. 2

ESTOQUE_A_MERCADO

VALUATION OF INVENTORY PRODUCTS | BRL '000 BRF	December 2024
ASSUMPTIONS	
Gross Margin Dec/24	*30.6%*
EBIT margin Dec/24	*9.7%*
Cost of Disposal (% of Revenue) Dec/24	*13.8%*
Inventory period (months) Dec/24	*1.9*
Cost of Capital (Working Capital) (Kd post tax)	*5.5%*
FINISHED PRODUCTS	
Book Value	***3,524,872***
Estimated Selling Price	***5,075,830***
= TOTAL cost/(1-Gross MARGIN)	
(-) Cost of disposal	***700,400***
= Sales x % Disposal Costs	
(-) Profit on draining effort	***74,920***
= Sales x EBIT x (% Outlet Cost/% Total Cost)	
GROSS REALISABLE VALUE	***4,300,510***
(-) Storage costs	***37,615***
= Gross Value x (Stocking Period/12 months) x Cost of Capital	
NET REALISABLE VALUE	***4,262,896***
Capital gain after inventory costs	***738,024***
Capital gain (% of finished goods book balance)	***20.9%***

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BALANÇO CONSOLIDADO BRF

BALANCE SHEET BRF	ACCOUNTING STATEMENTS	MARKET VALUE	ACCOUNTING STATEMENTS
(BRL '000)	BALANCES AT DEC 2024	ADJUSTMENTS	BALANCES AT DEC 2024
CURRENTS ASSETS	**30,830,215**	**738,024**	**31,568,239**
Cash and cash equivalents	11,165,364	-	11,165,364
Bonds and securities	894,080	-	894,080
Accounts receivable	6,107,292	-	6,107,292
Inventory	6,728,002	738,024	7,466,026
Recoverable taxes	2,214,189	-	2,214,189
Biological assets	2,844,633	-	2,844,633
Prepaid expenses	851	-	851
Other current assets	875,804	-	875,804
NON-CURRENT ASSETS	**31,844,867**	**31,654,240**	**63,499,107**
LONG-TERM REALISABLE	**9,974,145**	**-**	**9,974,145**
Deferred taxes LT	2,331,012	-	2,331,012
Recoverable taxes LT	4,545,723	-	4,545,723
Accounts receivable LT	30,655	-	30,655
Bonds and securities LT	323,811	-	323,811
Other non current assets	955,707	-	955,707
Biological assets	1,787,237	-	1,787,237
INVESTIMENTS	**129,323**	**-**	**129,323**
Holdings in subsidiaries and associates	129,323	-	129,323
FIXED ASSETS	**11,879,459**	**25,525,391**	**37,404,850**
Land	627,900	1,984,312	2,612,212
Buildings and Facilities	5,443,218	10,134,901	15,578,119
Machinery and equipment	4,994,258	13,403,704	18,397,962
Furniture and Utensils	148,304	2,487	150,791
Vehicles	1,017	(13)	1,004
Fixed Assets in Progress	645,621	-	645,621
Advances to suppliers	19,720	-	19,720
Others	(579)	-	(579)
INTANGIBLE ASSETS	**6,673,170**	**6,128,849**	**12,802,019**
Goodwill	3,771,263	(3,771,263)	-
Trademark	2,006,267	8,746,831	10,753,098
Non-compete agreements	2,551	(2,551)	-
Integrated Supplier Relationship	-	1,411,973	1,411,973
Patents	1,237	-	1,237
Customer relationship	620,296	(256,141)	364,155
Software	233,865	-	233,865
Other intangible assets	37,691	-	37,691
FIXED ASSETS RIGHT OF USE	**3,188,770**	**-**	**3,188,770**
Ridght of Use	3,188,770	-	3,188,770
TOTAL ASSETS	**62,675,082**	**32,392,264**	**95,067,346**

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BALANÇO CONSOLIDADO BRF

BALANCE SHEET BRF (BRL '000)	ACCOUNTING STATEMENTS BALANCES AT DEC 2024	MARKET VALUE ADJUSTMENTS	ACCOUNTING STATEMENTS BALANCES AT DEC 2024
CURRENT LIABILITIES	**20,820,572**	**-**	**20,820,572**
Loans and financing	1,230,273	-	1,230,273
Suppliers	14,573,097	-	14,573,097
Tax obligations	1,141,944	-	1,141,944
Wages, benefits and social charges payable	946,937	-	946,937
Provisions	692,650	-	692,650
Other payables	2,235,671	-	2,235,671
NON-CURRENT LIABILITIES	**25,355,295**	**15,460,276**	**40,815,571**
LONG-TERM LIABILITIES	**25,355,295**	**15,460,276**	**40,815,571**
Loans and financing LT	19,510,275	-	19,510,275
Suppliers LT	2,989,882	-	2,989,882
Deferred tax liabilities LT	1,933	-	1,933
Provision for contingencies LT	1,539,464	6,737,736	8,277,200
Benefits LT	467,127	-	467,127
Other non current liabilities	846,614		846,614
Deferred income tax capital gains	-	8,722,539	8,722,539
SHAREHOLDER'S EQUITY	**16,499,205**	**16,931,988**	**33,431,193**
Share capital	13,349,156	-	13,349,156
Capital reserve	2,621,755	-	2,621,755
Profit reserve	2,079,253	-	2,079,253
Treasury Shares	(1,345,657)	-	(1,345,657)
Other Comprehensive Income	(1,618,855)	-	(1,618,855)
Attributed to non-controlling shareholders	1,413,553	189,388	1,602,941
Market Adjustments	-	16,742,600	16,742,600
TOTAL LIABILITIES	**62,675,072**	**32,392,264**	**95,067,336**

SHAREHOLDERS' EQUITY - CONTROLLING (BRL' 000)	**15,085,652**	**16,742,600**	**31,828,252**

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ATTACHMENT 2

1. EXECUTIVE SUMMARY OF FIXED ASSETS The values below consider the valuation date of December 31 st , 2024 and are based on the fact that there are no impediments to the objects, whether debts, registrations without legal challenges, construction or tax irregularities (including deferred liabilities), environmental liabilities, among other obstacles: Company: BRF Valuation date: 31/12/2024 1 CAPITAL GAIN FAIR VALUE REPRODUCTION VALUE NET BOOK VALUE RUL ACCOUNTING BALANCE 13,403,704,301.79 R$ 18,519,461,091.76 R$ 23,984,346,577.76 R$ 5,115,756,789.97 R$ 4.9 Machinery and equipment 10,134,900,771.37 R$ 18,326,663,728.01 R$ 21,641,707,567.00 R$ 8,191,762,956.64 R$ 45.7 Buildings, improvements and leasehold improvements - R$ 665,341,235.47 R$ 665,341,235.47 R$ 665,341,235.47 R$ N/A Fixed assets under construction 2,486,756.40 R$ 150,730,906.39 R$ 273,727,759.76 R$ 148,244,149.99 R$ 6.4 Furniture and fixtures 13,106.70 - R$ 221,370,128.31 R$ 502,566,259.17 R$ 221,383,235.01 R$ 3.9 Vehicles 1,984,312,320.99 R$ 2,710,054,470.96 R$ 2,710,054,470.96 R$ 725,742,149.97 R$ N/A Lands 25,525,391,043.84 R$ 40,593,621,560.89 R$ 49,777,743,870.12 R$ 15,068,230,517.05 R$ Total R$ - R$ 3,188,770,000.00 N/A R$ 3,188,770,000.00 Right - of - use ASSETS 25,525,391,043.84 R$ 37,404,851,560.89 R$ 49,777,743,870.12 R$ 11,879,460,517.05 R$ Total excluding Right - of - use ASSETS

2. INTRODUCTION In the preparation of this work, data and information provided by third parties were used, in the form of documents and verbal interviews with the client. The estimates used in this process are based on: ▪ Analytical fixed assets for December 31 st , 2024; ▪ Third - party appraisal reports from BRF; ▪ Summary table of BRF's third - party reports containing the details of the appraisal by asset. 2

3. KEY STEPSS Analysis of documentation provided by management Discussions with the client to understand the documentation provided And sent of the report for independent internal review Implementation of any suggested improvements and changes Issuance of final report 3

4. CAVEATS AND PREMISES 1. CAVEATS During the performance of the work, some limitations and specific premises were adopted, as described below: 1. Simplified Methodology : The valuation was conducted based on a simplified methodology, according to objectives previously defined with the client. 2. Absence of Market Quotation : Market quotations were not made for all the items valuated. As a result, parameters and reference bases available internally or provided by third parties were used. 3. Failure to Reach the Percentage of 80% Quoted: The survey did not reach the minimum percentage of 80% of the items with values obtained through direct quotations or reliable external sources. 4. Absence of Physical Inspections : No physical inspections were carried out for the on - site verification of assets. Thus, the physical, functional and operational conditions of the assets were considered based on information provided by the company and/or third parties, without direct validation by the technical team responsible for the valuation. 5. Use of Third - Party Valuations: In this work, values and information from valuations carried out by third parties were considered. The veracity, accuracy and timeliness of these data were assumed to be correct, and were not subject to verification by the team responsible for this report. 4

2. ASSUMPTIONS The following assumptions were adopted for the valuation of each accounting class: 1. Equipment, tools, installations and others The mobile assets acquired between 2022 and 2024 were revalued using market indices published monthly by FGV. The selection of the indices took into account the asset category and its cost variation in the period valuated, ensuring the adherence of the values to the market. 2. Buildings and improvements For real estate, the INCC was applied as a factor for updating the original costs. This index reflects variations in construction costs and ensures the compatibility of the updated values with market conditions. 3. Land All land was held at the client's historical cost, since there is no specific index applicable for updating this type of asset. In the case of the valuations carried out for the land, the values calculated in each valuation were preserved. 4. Other entries In the cases of assets older than three years that were not valuated in the third - party report, as well as fixed assets in progress, right - of - use assets and leases, the book residual value was used as an approximation of the fair value, in view of the absence of specific valuations and the limitation of data. Assets registered with a symbolic value of R$ 0.01, usually corresponding to physical leftovers or residual components, were treated according to general procedures. Due to deadline restrictions, individual quotation of these items was not carried out. 5

5. VALUATION METHODOLOGY The methodology applied followed established technical procedures to ensure the proper measurement of the assets, as detailed below. 1. COST REPRODUCTION HISTORICAL COST METHOD When the value of the asset is determined from the monetary adjustment of its acquisition cost, the historical cost method is adopted, with the calculation of accounting records and the application of specific indexes, generally used by competent official bodies. The valuation of BRF's assets followed technical and methodological guidelines in line with the best market practices, considering the nature and specificities of the assets valuated. The main assumptions adopted were: ▪ Valuation criterion: we chose to use the historical cost method, considering the update of accounting costs incurred between 2022 and 2024 and the update of values from the third - party valuation mentioned above. ▪ Update indexes: market indexes released monthly by the Getúlio Vargas Foundation (FGV) were used for each type of asset. In the case of real estate, the National Construction Cost Index (INCC) was used. 6

5.2. DEPRECIATION OF ASSETS Straight - line depreciation The calculation of asset depreciation was carried out using the straight - line depreciation method, which assumes that the wear and tear of the asset operates in a linear manner over time, decreasing the value of the asset by a fixed amount each period, until the net value reaches zero. This model provides the present value, depreciated, relative to the age "x" of the improvement at the time of appraisal, through the formula below. ܖ ( ܖ — ܠ ) ۹ ܌ = ۾ ܌ + ۾ ܚ 7 Being: Kd = depreciation coefficient; Pd = depreciable portion, in decimal form; Pr = residual portion, in decimal form; n = service life; x = apparent age. 1. Asset age or operating age (x) The assets that were valued based on the third - party report had their fair values updated, and the corresponding depreciation was applied, taking into account the date of the previous valuation and the valuation date of the current work . For the other items not covered by this valuation, the age of the assets was based on the date of acquisition contained in the fixed asset analytical file sent by the company's management . 2. Estimated service life (n) According to primary concepts of mechanical design, every machine is formed by the composition of elements whose set, at the beginning of its operational life, obeys a law of decrease in its work capacity, which is generically represented by three cycles, described below . ▪ Break - in: adjustment cycle with loss of material, commonly followed by an improvement in the operation of the assembly. ▪ Operation : cycle in which the machine is at its normal production capacity and the loss of material in wear is slow and negligible. However, over the course of time called "operational useful life", the set loses its performance to the point where it must undergo partial or total reconditioning, before an irreversible collapse.

▪ Collapse: in this cycle, the removal of the material that occurred in the operation phase culminates in the collapse, making the machine unrecoverable, and only what is called "residual state or value" remains. 5.2.3. Residual value (Pr) The residual value is related to the operational useful life of the asset, representing the portion of the value that will not be depreciated at the end of this useful life, as indicated in the following table, by asset class: 8 RV EUL ACCOUNTING BALANCE 5% 14 Machinery and equipment 5% 60 Buildings, improvements and leasehold improvements N/A N/A Fixed assets under construction 2% 13 Furniture and fixtures 5% 5 Vehicles N/A N/A Lands

6. RESULT In accordance with the technical procedures applied and after carrying out the necessary due diligence, the appraisers determined the following fair values: 9 R$ - R$ 3,188,770,000.00 N/A R$ 3,188,770,000.00 Right - of - use ASSETS 25,525,391,043.84 R$ 37,404,851,560.89 R$ 49,777,743,870.12 R$ 11,879,460,517.05 R$ Total excluding Right - of - use ASSETS Company: BRF Valuation date: 31/12/2024 CAPITAL GAIN FAIR VALUE REPRODUCTION VALUE NET BOOK VALUE RUL ACCOUNTING BALANCE 13,403,704,301.79 R$ 18,519,461,091.76 R$ 23,984,346,577.76 R$ 5,115,756,789.97 R$ 4.9 Machinery and equipment 10,134,900,771.37 R$ 18,326,663,728.01 R$ 21,641,707,567.00 R$ 8,191,762,956.64 R$ 45.7 Buildings, improvements and leasehold improvements - R$ 665,341,235.47 R$ 665,341,235.47 R$ 665,341,235.47 R$ N/A Fixed assets under construction 2,486,756.40 R$ 150,730,906.39 R$ 273,727,759.76 R$ 148,244,149.99 R$ 6.4 Furniture and fixtures 13,106.70 - R$ 221,370,128.31 R$ 502,566,259.17 R$ 221,383,235.01 R$ 3.9 Vehicles 1,984,312,320.99 R$ 2,710,054,470.96 R$ 2,710,054,470.96 R$ 725,742,149.97 R$ N/A Lands 25,525,391,043.84 R$ 40,593,621,560.89 R$ 49,777,743,870.12 R$ 15,068,230,517.05 R$ Total

ATTACHMENT 3

CUSTOMER RELATIONSHIP – LATIN AMERICA (LATAM) ▪ DESCRIPTION The intangible related to the customer relationship refers to the link established with the clientele of the Latin America business unit . In South America, MARFRIG has a structure composed of processing and slaughtering units, located in Brazil, Argentina, Chile and Uruguay, which serve the domestic and foreign markets of the Latin American region . Given this scenario, the specialists, together with the management, understood that there is a specific customer relationship linked to Latin American operations . ▪ VALUATION METHODOLOGY We employed the income approach and, specifically, the MPEEM to evaluate the customer relationship . This method is based on the concept that the fair value of an intangible asset is equal to the present value of the cash flows attributable to that asset . For cash flows to be realized, they must be net of the contribution of other assets, tangible or intangible . Using the analysis of the company’s overall projected results, the pre - tax cash flows associated with the customer relationship are calculated, considering the valuation date of the valuation . Similar to the company’s cash flow, the cost of goods sold, and other operating expenses are deducted from the projected revenue related to the intangible asset, resulting in the operating net profit . From this point, charges directly related to the specific customer relationship (Contributory Asset Charges or CAC) are deducted on the identified contributory assets . After determining the amount attributable to the customer relationship, it is necessary to consider the tax impact of the amortization of goodwill related to this intangible . Amortization is an economic benefit for the acquirer that reduces its effective expenditure on the acquisition ; Therefore, it must be taken into account in the valuation process . The present value of the tax amortization benefit of the customer relationship was calculated in accordance with current tax guidelines, which require compliance with the useful life of the asset . ▪ VALUATION CRITERIA The following steps were applied in the evaluation of the fair value of the customer relationship, using the MPEEM : o Revenue Determination − Revenue considers the existing customer relationship on the valuation date of the Report . Its evolution was projected according to the expected inflation rate . The entry of new customers was not considered in the calculation . To determine revenue, the net operating revenue (NOR) applied to the LATAM operation was considered, disregarding any effects of BRF's participation . o Churn rate − To determine the churn rate , the historical loss of customers was calculated based on the revenue attributable to each of them in the last three years . The churn rate was applied to the revenue of the customer relationship, representing the loss of customers annually . o Costs and expenses − The costs and expenses considered were based on the company's cash flow and multiplied by the percentage of remaining customers each year . 1

o CAC marca − The pre - tax charge of the trademark was based on the royalty rate considered for the portfolio of private labels in the operation of América do Súl, applied to the net revenue of América do Sul projected year by year . o Income Tax Deduction − The tax rate of 32 . 4 % was used, based on the LATAM tax rate, weighted by the rates of Argentina, Brazil, Chile and Uruguay, on the valuation date . o Other CACs − In order to isolate cash flows attributable solely to the customer relationship, we deduct charges from contributory assets, determining the economic return on the assets that contribute to such flows . The following is the post - tax contributory assets used . CAC fixed assets ( return on and return of ) − CAC on fixed assets represents a return on property, plant and equipment based on its fair value at the valuation date . For the customer relationship, an annual after - tax CAC of 5 . 0 % was used and applied to projected net revenue year - over - year . The depreciation of these assets was also considered, since their maintenance charges must be added to the calculation . CAC working capital − Working capital is necessary to support the operations of the business . An annual after - tax CAC of 5 . 0 % was applied, based on the company's financing rate . CAC workforce − Labor power is considered an element of goodwill , not a separately identified intangible asset . However, it is understood as an asset that contributes to the generation of the company's cash flow ; therefore, it is necessary to apply a CAC on the customer relationship . For this, a rate of return equal to the company's discount rate was contemplated . o Application of the discount rate − The after - tax cash flows, after the previously described adjustments, were brought to present value at the appropriate rate of return, given the nature of the asset . We have determined a discount rate equal to the WACC LATAM calculated by APSIS . o Determination of the useful life − The useful life of 05 years of the customer relationship was calculated based on the analysis of the historical churn rate presented by the clientele . o Tax benefit of amortization − We perform the calculation in accordance with the current tax guidelines, which require tax amortization according to the useful life of the asset . The result was added to the fair value of the customer relationship . ▪ CONCLUSION Based on the analyses described above and the calculations shown in Attachment 3B, we concluded the fair value of R$ 1,806,977 thousand and the useful life of 05 years for the customer relationship of South America. 2

WORKING CAPITAL MPEEM 2029 2028 2027 2026 2025 RETURN ON WORKING CAPITAL MARFRIG (BRL '000) 114,978,054 110,808,550 106,790,246 102,917,660 97,983,865 NET REVENUE (2,142,728) (2,065,025) (1,990,140) (1,892,333) (1,729,401) Initial Working Capital (80,627) (77,703) (74,885) (97,807) (162,932) Variation in Working Capital (2,223,354) (2,142,728) (2,065,025) (1,990,140) (1,892,333) Final Working Capital (2,183,041) (2,103,876) (2,027,582) (1,941,237) (1,810,867) Average Working Capital Balance (108,726) (104,783) (100,983) (96,683) (90,190) 5.0% Return on Working Capital ( Return On ) - 0.09% - 0.09% - 0.09% - 0.09% - 0.09% (% NOR) 1/4

FIXED ASSETS MKT VALUE (LATAM) 2029 2028 2027 2026 2025 Valuation Date 31/12/2024 MARFRIG FIXED ASSETS (BRL '000) 873,266 738,009 681,768 578,590 553,874 - TOTAL INVESTIMENT (MAINTENANCE + EXPANSION) 266,750 194,848 131,493 75,251 24,716 - DEPRECIATION OF INVESTMENT 4,678,212 4,678,212 4,678,212 4,678,212 4,678,212 4,044,465 FIXED ASSET COST (ORIGINAL) 3,242,411 3,537,568 3,832,725 4,127,882 4,423,039 4,044,465 RESIDUAL VALUE 295,157 295,157 295,157 295,157 255,173 - DEPRECIATION OF ORIGINAL FIXED ASSET 561,907 490,005 426,650 370,408 279,889 255,173 TOTAL DEPRECIATION 2029 2028 2027 2026 2025 31/12/2024 DEPRECIATION OF NEW FIXED ASSETS 49,432 49,432 49,432 49,432 24,716 2025 51,638 51,638 51,638 25,819 - 2026 60,846 60,846 30,423 - - 2027 65,866 32,933 - - - 2028 38,968 - - - - 2029 561,907 490,005 426,650 370,408 279,889 RETURN OF 266,750 194,848 131,493 75,251 24,716 DEPRECIATION OF INVESTMENT 295,157 295,157 295,157 295,157 255,173 DEPRECIATION OF ORIGINAL FIXED ASSET 292,199 278,270 265,741 254,203 242,196 5.0% RETURN ON 5,711,201 5,463,197 5,208,079 4,999,897 4,725,912 INITIAL BALANCE (561,907) (490,005) (426,650) (370,408) (279,889) DEPRECIATION 873,266 738,009 681,768 578,590 553,874 INVESTMENT (TOTAL) 6,022,561 5,711,201 5,463,197 5,208,079 4,999,897 FINAL BALANCE 5,866,881 5,587,199 5,335,638 5,103,988 4,862,904 AVERAGE BALANCE OF FIXED ASSETS 2/4

WORKFORCE (LATAM) Total Value 6 (M) Value per employee 5 (L) Training Cost 1 (k) Recruitment Cost 1 (J) Loss with Employee Replacement 4 (I) Lost productivity with employee replacement 3 (H) 1 WORKFORCE VALUATION (BRL '000) Total Employee Expense No. of months until reaching Initial (Annual) 2 full productivity¹ Productivity (E) (F) (G) 1 Other Benefits (D) Annual Charges 1 (C) Average Annual Salary per Employee 1 (B) 1 No of Emplyoees (A) Function 190,021 2,198 118 51 2,029 11% 100 3 13% 0 28 72 16150 TOTAL/ AVERAGE 20,805,279 TOTAL NET REVENUE 2024 190,021 Workforce Replacement Value 61,602 IR/ CSLL 128,420 POST - TAX WORKFORCE 1% (% Post - Tax Workforce/ Total Revenue) 3/4

INTANGIBLE MPEEM (LATAM)

CUSTOMER PORTFOLIO (BRL '000)	2025	2026	2027	2028	2029
NET OPERATING REVENUE (NOR)	**22,665,084**	**23,517,925**	**24,402,858**	**25,321,089**	**26,273,871**
NET OPERATING REVENUE ATTRIBUTABLE TO CURRENT CUSTOMERS	**21,588,140**	**22,400,459**	**23,243,343**	**24,117,944**	**25,025,454**
Anual Churn Rate (%)	**31.9%**	**31.9%**	**31.9%**	**31.9%**	**31.9%**
Percentage of Remaining Customer Relationships	*68.1%*	*46.4%*	*31.6%*	*21.5%*	*14.7%*
Average Percentage of Remaining Customer Relationship	*84.1%*	*57.2%*	*39.0%*	*26.6%*	*18.1%*
NET REVENUE FROM CUSTOMER RELATIONSHIPS	**18,145,580**	**12,823,419**	**9,062,266**	**6,404,272**	**4,525,877**
% of Remaining Customer Relationship/% of Total NOR	*80.1%*	*54.5%*	*37.1%*	*25.3%*	*17.2%*
OPERATING COSTS (-)	(15,169,311)	(10,720,100)	(7,575,858)	(5,353,832)	(3,783,535)
GROSS PROFIT (=)	**2,976,269**	**2,103,319**	**1,486,408**	**1,050,440**	**742,342**
gross margin (GP/NOR)	*16.4%*	*16.4%*	*16.4%*	*16.4%*	*16.4%*
GENERAL AND ADMINISTRATIVE EXPENSES (-)	(1,330,060)	(939,134)	(663,683)	(469,022)	(331,456)
EBITDA (=)	**1,646,208**	**1,164,185**	**822,726**	**581,417**	**410,886**
% EBITDA	*9.1%*	*9.1%*	*9.1%*	*9.1%*	*9.1%*
DEPRECIATION/AMORTIZATION (-)	(224,078)	(201,969)	(158,441)	(123,933)	(96,793)
EBIT (=)	**1,422,131**	**962,216**	**664,285**	**457,484**	**314,093**
% EBIT	*7.8%*	*7.5%*	*7.3%*	*7.1%*	*6.9%*
TRADEMARAK ROYALTY (-)	(271,502)	(191,870)	(135,594)	(95,824)	(67,718)
ADJUSTED EBIT (=)	**1,150,628**	**770,346**	**528,691**	**361,660**	**246,375**
IR/CSSL (-)	(373,013)	(249,733)	(171,392)	(117,244)	(79,870)
Effective tax rate (IRCS/EBIT)	*-32.4%*	*-32.4%*	*-32.4%*	*-32.4%*	*-32.4%*
NON OPERATING PROFIT AFTER TAX (=)	**777,615**	**520,614**	**357,299**	**244,417**	**166,504**
net margin (NP/NOR)	*4.3%*	*4.1%*	*3.9%*	*3.8%*	*3.7%*
BALANCE INPUT	**1,001,693**	**722,583**	**515,740**	**368,350**	**263,297**
NON OPERATING PROFIT AFTER TAX	777,615	520,614	357,299	244,417	166,504
DEPRECIATION/AMORTIZATION (+)	224,078	201,969	158,441	123,933	96,793
BALANCE OUTPUT	**412,487**	**336,452**	**254,156**	**192,214**	**145,642**
Working Capital - Return On	(16,702)	(12,047)	(8,569)	(6,056)	(4,280)
Fixed Assets - Return On	193,901	138,607	98,686	70,381	50,334
Fixed Assets - Return Of	224,078	201,969	158,441	123,933	96,793
Workforce - Return On	11,210	7,922	5,598	3,956	2,796
SIMPLE BALANCE	**589,206**	**386,131**	**261,584**	**176,136**	**117,655**
Partial Period	*1.00*	*1.00*	*1.00*	*1.00*	*1.00*
Mid-Year Convention	*0.50*	*1.50*	*2.50*	*3.50*	*4.50*
Discount Rate @ 12.9%	*0.94*	*0.83*	*0.74*	*0.65*	*0.58*
Discounted Cash Flow	**554,607**	**322,024**	**193,286**	**115,311**	**68,245**
Remaining Value	114,294				

CUSTOMER RELATIONSHIP VALUE - PRE-TAB	**1,367,766**
Useful life of intangible	***5 years***
TAX BENEFIT FROM AMORTIZATION	**439,210**
CUSTOMER RELATIONSHIP VALUE - POST-TAB	**1,806,977**

apsis

4/4

BRAND ▪ DESCRIPTION Trademarks, logos, and the like have value for a business, as they allow consumers to easily identify a business by its products and services . As they are perceived by the public, they have the ability to generate consistent demand for the company's items . They can, therefore, allow revenue growth by increasing the number of units sold or charging prices higher than those used by similar companies, but without the benefit of the asset in question . Below is a description of MARFRIG's main brands : o Bassi Angus: Bassi Angus is MARFRIG’s certified line of premium Angus beef products. o Bassi: With a 45 - year history, Bassi is MARFRIG’s traditional premium meat line. o Montana Steakhouse: This brand specializes in products for grilling, barbecuing, and stovetop preparation.. o Montana: Montana is a product line designed for everyday meat consumption. o GJ: Present in over 100 countries, GJ is MARFRIG’s brand dedicated to the international market. It offers a broad portfolio of beef products, including whole cuts, portioned cuts, steaks, giblets, and Frozen Cooked Beef, which comprises cooked and frozen meat items. o Pampeano: Pampeano includes a range of canned meat products made from selected raw materials and subject to the company’s quality control. The key strengths of these products are their practicality and versatility, as they are ready for immediate consumption. o Viva: Viva is a brand focused on meat produced with an emphasis on environmental sustainability. Its products carry the "Carbon Neutral Meat" seal, developed by EMBRAPA (Brazilian Agricultural Research Corporation), certifying efforts to offset greenhouse gas emissions. o Others: MARFRIG also owns other brands targeting specific niches, such as Plant Plus, dedicated to vegan food, and Bona Pet, which offers bones and snacks for the pet segment. ▪ VALUATION METHODOLOGY The fair value of the brand was estimated using the Royalty Relief Methodology, which is derived from the income approach . Through this model, also known as the Royalty Waiver Method, we calculate the value of the asset, capitalizing on the royalties that are saved by the company owning the intangible . In other words, the owner does not have to pay rent or royalties to a third party to use the asset . Methodological application requires determining a hypothetical royalty rate, which is typically expressed as a percentage of revenue . The result is multiplied by the projected net revenue for the company for the entire useful life of the object of analysis . Subsequently, the cash flow from royalty payments is deducted from income tax and brought to present value at an appropriate risk rate to define the value of the intangible . 1

For valuation purposes, the brands were segmented into value - added brands (appraised brands) and non - value - added or third - party brands, as informed by MARFRIG's management. In addition, a proportion was made based on the representativeness of the revenue attributed to each of these brands. Below, we present the revenue representativeness of each brand appraised. o South America: The brands appraised, together represent about 76.73% of the company's LATAM revenue. o North America: The brands appraised, together, represent about 19.51% of the company's North American revenue. ▪ VALUATION CRITERIA – SOUTH AMERICA The following steps were applied in the valuation of the fair value of the brand, using the Royalty Relief methodology : o Revenue attributable to the brand – For theS ul, 76.73% of the revenues from the business were considered to be generated under the appraised brands – LATAM. o Determination of the royalty rate − Information from the Markables and Royalty Source databases, as well as the internal APSIS database, was used to locate the transactions of use licenses involving brands in the meat and poultry food sector. In addition, qualitative factors related to the intangible were appraised. After analysis, a royalty rate of 2.0% was concluded to be applied on the projected NOR. o Income Tax Deduction − Royalty payments are deducted at the American - weighted income tax rate for the life of the asset. A tax deduction of 32.4% was used, a weighted rate between Argentina, Brazil, Chile and Uruguay. o Application of the discount rate − Royalty savings are brought to present value at the appropriate rate of return. We have determined a discount rate for LATAM brands equal to the WACC calculated by APSIS for the LATAM operation. o Tax benefit of amortization − As the asset does not have a defined useful life, it was not considered a tax benefit in this analysis. ▪ CONCLUSION – SOUTH AMERICA Based on the analyses described above and the calculations shown in Attachment 3D, we concluded a fair value of R$ 2,674,617 thousand, without a defined useful life for MARFRIG's LATAM brands. 2

▪ VALUATION CRITERIA – NORTH AMERICA The following steps were applied in the valuation of the fair value of the brand, using the Royalty Relief methodology : o Revenue attributable to the brand – For theNorth American economy, 19.51% of the revenues from the business were considered to be generated under the appraised brands. o Determination of the royalty rate − Information from the Markables and Royalty Source databases, as well as the internal APSIS database, was used to locate the transactions of use licenses involving brands operating in the meat sector. In addition, qualitative factors related to the intangible were appraised. After analysis, a royalty rate of 0.6% was concluded to be applied to the projected NOR. o Income Tax Deduction − Royalty payments are deducted at the U.S. income tax rate for the life of the asset. A tax deduction of 26.5% was used, which takes into account the U.S. income tax rate (21%), plus the Delaware state rate (5.5%), which is levied on income. o Application of the discount rate − Royalty savings are brought to present value at the appropriate rate of return. We have determined a discount rate for the brands of NorthAmerica, equal to the WACC calculated by APSIS for the operation of MARFRIG in NorthAmerica. o Tax benefit of amortization − As the asset does not have a defined useful life, it was not considered a tax benefit in this analysis. ▪ CONCLUSION – NORTH AMERICA Based on the analyses described above and the calculations shown in Attachment 3D, we conclude a fair value of R$ 1,249,209 thousand, without a defined useful life for the brands of América do Norte. 3

RELIEF FROM ROYALTY 2029 2028 2027 2026 2025 MARFRIG TRADEMARK (BRL '000) 26,273,871 25,321,089 24,402,858 23,517,925 22,665,084 NET OPERATING REVENUE (NOR) - CASH FLOW 6,113,784 5,892,077 5,678,410 5,472,491 5,274,039 NET OPERATING REVENUE (NOR) - THIRD PARTY TRADEMARK CASH FLOW 20,160,087 19,429,012 18,724,448 18,045,435 17,391,044 NET OPERATING REVENUE (NOR) - OWN TRADEMARK CASH FLOW 2.0% 2.0% 2.0% 2.0% 2.0% Royalty rate (% of NOR) 393,122 378,866 365,127 351,886 339,125 TOTAL ROYALTIES 393,122 378,866 365,127 351,886 339,125 ROYALTIES SAVINGS - PRE TAX 32.4% 32.4% 32.4% 32.4% 32.4% IR and CSLL tax rates 265,679 256,044 246,759 237,811 229,187 ROYALTIES SAVINGS - AFTER TAX 1.00 1.00 1.00 1.00 1.00 Partial Period 4.50 3.50 2.50 1.50 0.50 Mid - Year Convention 0.58 0.65 0.74 0.83 0.94 12.9% Discount Rate @ 12.9% 154,105 167,625 182,332 198,328 215,729 Discounted Cash Flow 154,105 Balance to be carried into perpetuity 1,756,498 3.8% Perpetuity @ 3.8% TRADEMARK VALUE 2,674,617 1/2

RELIEF FROM ROYALTY (AN) 2029 2028 2027 2026 2025 MARFRIG TRADEMARK (BRL '000) 88,704,183 85,487,461 82,387,388 79,399,735 75,318,782 NET OPERATING REVENUE (NOR) - CASH FLOW 71,401,833 68,812,554 66,317,171 63,912,280 60,627,344 REVENUE – THIRD - PARTY TRADEMARK WITH NO TRADEMARK PREMIUM 17,302,350 16,674,907 16,070,217 15,487,455 14,691,437 NET OPERATING REVENUE (NOR) 0.6% 0.6% 0.6% 0.6% 0.6% Royalty rate (% of NOR) 103,814 100,049 96,421 92,925 88,149 TOTAL ROYALTIES 103,814 100,049 96,421 92,925 88,149 ROYALTIES SAVINGS - PRE TAX 26.5% 26.5% 26.5% 26.5% 26.5% IR and CSLL tax rates 76,303 73,536 70,870 68,300 64,789 ROYALTIES SAVINGS - AFTER TAX 1.00 1.00 1.00 1.00 1.00 Partial Period 4.50 3.50 2.50 1.50 0.50 Mid - Year Convention 0.67 0.73 0.80 0.88 0.96 Discount Rate @ 9.3% 9.3% 51,210 53,926 56,786 59,798 61,981 Discounted Cash Flow 51,210 Balance to be carried into perpetuity 965,507 Perpetuity @ 3.8% 3.8% TRADEMARK VALUE 1,249,209 2/2

INVENTORY ▪ DESCRIPTION The inventory recorded in MARFRIG's balance sheet on the valuation date of this Report comprises the following classifications : o Raw material; o Finished products; o Products in preparation; o Packaging materials; o Secondary materials; o Warehouse; o Imports in progress; and o Others. ▪ VALUATION METHODOLOGY According to good valuation practices, the value of the inventory must be measured separately between raw materials, products in preparation and finished products . o Raw material − The fair value of the raw material must be evaluated based on the value that a market participant would be able to achieve with the sale of this material in the most advantageous scenario, on the valuation date of the Report, that is, according to the replacement cost . o Finished products − The valuation of finished products must consider the selling price less all expenses related to the disposal of items, such as marketing expenses, commissions, transportation and packaging, as well as a profit margin relative to the degree of risk of these costs . In addition, the time it takes for the company to sell the goods and the time to receive the money must also be considered . o Products in preparation – The fair value of products in preparation must be evaluated in the same way as finished products ; however, the cost of completing the production of the good must also be considered . ▪ VALUATION CRITERIA Below, we detail the assumptions used in the valuation of MARFRIG's inventory on the valuation date of this Report, segmented by type of component classification . o Raw material − Following discussions with the company's management, the book value was considered a proxy for the fair value of the raw material . This material has a high inventory turnover, and there have been no significant variations in its cost, with the historical cost being close to the replacement cost . 1

o Finished products − For the valuation of finished products, the following assumptions were used. The sale value of the finished products was estimated by applying the company's gross margin, on the valuation date of this Report, to the respective book values of the items. The disposal costs applied in the valuation of the finished products were based on the marketing expenses paid by the customers informed in conversations with the company's management. Selling costs were estimated at 3.4%. The profit margin applied to the sales effort was calculated by multiplying the sale value of the inventory by the company's profit margin before income tax (EBIT), on the valuation date of the Report, and the result was subsequently multiplied by the percentage that the disposal cost represents of the company's total costs. For the calculations of the storage cost, which is related to the time between the sale of inventory and the receipt of cash, the number of days of inventory turnover and the company's accounts receivable on the valuation date of the Report was considered, multiplied by the return of pre - tax working capital . ▪ CONCLUSION Based on the analyses described above and the calculations shown in Attachment 3F, we conclude a fair value of R$3,432,154 thousand and an indefinite useful life for MARFRIG's inventory. 2

VALUATION OF INVENTORY 31/12/24 VALUATION OF INVENTORY | BRL '000 MARFRIG PREMISES 6.8% Gross Margin 1.3% EBIT margin 3.4% Runoff Cost (% of Revenue) 0.70 Inventory Period (months) 10.0% Cost of Capital (Working Capital) FINISHED PRODUCTS 3,337,479 Book Value 0.2% ( - ) Slow Moving/Obsolete 3,331,482 Adjusted Book Value 3,573,633 Estimated Sale Price 119,751 = TOTAL cost/(1 - Gross MARGIN) ( - ) Runoff Cost 1,638 = Sales x % Disposal Costs ( - ) Profit over Drainage Effort = Sales x EBIT x (% Disposal Cost/% Total Cost) GROSS REALIZABLE VALUE 3,452,243 ( - ) Storage Cost = Gross Value x (Storage Period/12 months) x Cost of Capital 20,089 3,432,154 NET REALIZABLE VALUE 100,673 Capital Gain Before Storage Cost 4% Capital Gain % (before Storage Cost) 1/1

SUPPLIER RELATIONSHIPS ▪ DESCRIPTION In MARFRIG's operating sector, especially in North America, the relationship with suppliers is mostly contractual, ensuring the requested delivery, both in quantity and quality, of high value - added beef products . In addition, it brings more predictability as to the volume available to be traded in future years and, in this way, it is understood that it is possible to measure the expectation of future economic benefit . Therefore, it has been identified as a relevant intangible asset for this valuation . ▪ VALUATION METHODOLOGY To evaluate the relationship with suppliers, we use the With and Without method , which is based on the income approach to estimate the value of this intangible . This methodology consists of determining the difference in the cash flows generated by the asset, considering the effects of the existence and absence of the contract . Cash flows with the contract are projected considering the valuation of the company under current conditions, while cash flows without the contract consider the following factors: o Loss of volume and, consequently, loss of revenue caused by the absence of the supply contract; and o Loss of margin generated by the increase in additional cost arising from the purchase of cattle heads on the spot market, outside the supply contract. Among the factors analyzed, the probability of renewal of current supply contracts was also taken into account, with a decreasing effect over the projected period. After determining the value attributable to the relationship with suppliers, it is necessary to contemplate the tax impact of the amortization of goodwill related to this asset. The abatement is an economic benefit for the acquirer that reduces its effective expenditure on the acquisition; Therefore, it must be taken into account in the calculation of the value. The present value of the benefit was defined in accordance with current tax guidelines, which require tax amortization according to the useful life of the intangible. Thus, the fair value of the relationship with suppliers is the present value of the difference between the cash flows with and without this asset, multiplied by the probability of renewal and plus the tax benefit of amortization. ▪ VALUATION CRITERIA To estimate the impact of the lack of a relationship with suppliers on the projection of cash flow, the following factors were considered : o Net revenue − As a starting point, we consider the expectation of NOR for the meatpacking operation of América do Norte . In this sense, MARFRIG's management indicated that the purchases of head of cattle under the current supply contracts for the meatpacking operation have a percentage of representativeness over the total of about 80% . Therefore, to obtain the NOR that is linked to the relationship with suppliers, these and percentage of representativeness were applied to the total NOR of North America . o Loss of revenue – For the scenario without the supply contract, MARFRIG's management estimates that there will be a loss of around 10 % of the volume of cattle for the meatpacking operation, which implies a loss of revenue proportional to the reduced percentage . 1

o Additional Costs − It was considered that the absence of the contract would imply an additional effort for the acquisition of cattle in the spot market, which, according to MARFRIG's management, contributes to a 1% increase in unit cost, reducing the resulting EBIT margin. o Income Tax Deduction – A tax deduction of 26.5% was considered, which takes into account the U.S. income tax rate (21%), plus the Delaware state rate (5.5%), which is levied on income. o Application of the discount rate − Cash flows after tax, after the adjustments described above, were brought to present value by MARFRIG's discount rate for operations in North America. o Probability of renewal − After meetings with the company's management, a probability of non - renewal of 10% p.a. was considered, as informed by MARFRIG, cumulatively. o Useful life − A useful life of 15 years was considered for the relationship with suppliers. o Tax benefit of amortization − We perform the calculation in accordance with the tax guidelines in force in North America, which require tax amortization according to the useful life of the asset. The result was added to the fair value of the relationship with suppliers. ▪ CONCLUSION Based on the analyses described above and the calculations shown in Attachment 3H, we concluded the fair value of R$ 4,007,978 thousand and the useful life of 15 years for the relationship with suppliers. 2

SCENARIO 2039 2038 2037 2036 2035 2034 2033 2032 2031 2030 2029 2028 2027 2026 2025 'WITH' SCENARIO | BRL '000 MARFRIG 128,339,672 123,685,629 119,200,358 114,877,739 110,711,872 106,697,075 102,827,868 99,098,972 95,505,298 92,041,944 88,704,183 85,487,461 82,387,388 79,399,735 75,318,782 NET OPERATING INCOME (NOR) 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 5.4% 12.5% (% NOR growth) 118,062,091 113,780,749 109,654,663 105,678,203 101,845,944 98,152,656 94,593,299 91,163,017 87,857,129 84,671,124 81,600,655 78,641,531 75,789,716 73,041,317 69,287,171 NET OPERATING REVENUE (NOR) - SLAUGHTER/DEBONING 92.0% 92.0% 92.0% 92.0% 92.0% 92.0% 92.0% 92.0% 92.0% 92.0% 92.0% 92.0% 92.0% 92.0% 92.0% % NOR Total 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 3.8% 5.4% 94,449,672 91,024,599 87,723,730 84,542,563 81,476,755 78,522,125 75,674,640 72,930,414 70,285,703 67,736,899 65,280,524 62,913,225 60,631,773 58,433,054 55,429,737 RECEITA OPERACIONAL LÍQUIDA (ROL) - ABATE/DESOSSA (CONTRATO) 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% % NOR Total 1,842,645 1,775,825 1,711,427 1,649,365 1,589,553 1,531,910 1,476,358 1,422,820 1,371,224 1,321,498 1,273,576 1,227,392 1,182,882 1,139,987 1,077,870 EBITDA ( + ) 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 1.9% Ebitda margin (Ebitda/NOR) (1,771,014) (1,706,791) (1,644,897) (1,585,247) (1,527,760) (1,472,358) (1,418,966) (1,367,509) (1,317,918) (1,270,126) (1,224,067) (1,123,968) (1,035,766) (957,468) (810,871) DEPRECIATION / AMORTIZATION ( - ) - 1.9% - 1.9% - 1.9% - 1.9% - 1.9% - 1.9% - 1.9% - 1.9% - 1.9% - 1.9% - 1.9% - 1.8% - 1.7% - 1.6% - 1.5% (%NOR) 71,632 69,034 66,531 64,118 61,793 59,552 57,392 55,311 53,305 51,372 49,509 103,424 147,116 182,519 266,999 EBIT ( = ) 0.1% 0.1% 0.1% 0.1% 0.1% 0.1% 0.1% 0.1% 0.1% 0.1% 0.1% 0.1% 0.2% 0.2% 0.4% (% NOR) (18,982) (18,294) (17,631) (16,991) (16,375) (15,781) (15,209) (14,657) (14,126) (13,614) (13,120) (27,407) (38,986) (48,368) (70,755) INCOME TAX/SOCIAL CONTRIBUTION ( - ) - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% Effective Corporate Income Tax Rate (CIT/EBIT) 52,649 50,740 48,900 47,127 45,418 43,771 42,183 40,654 39,179 37,759 36,389 76,017 108,131 134,152 196,245 NET OPERATING INCOME / NOPAT ( = ) 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.1% 0.1% 0.2% 0.3% Net margin (LL/NOR) 1,842,645 1,775,825 1,711,427 1,649,365 1,589,553 1,531,910 1,476,358 1,422,820 1,371,224 1,321,498 1,273,576 1,227,392 1,182,882 1,139,987 1,077,870 EBITDA ( + ) (18,982) (18,294) (17,631) (16,991) (16,375) (15,781) (15,209) (14,657) (14,126) (13,614) (13,120) (27,407) (38,986) (48,368) (70,755) INCOME TAX/SOCIAL CONTRIBUTION ( - ) 66,231 63,830 61,515 59,284 57,134 55,062 53,066 51,141 49,287 47,499 45,777 44,117 42,517 55,531 92,171 VARIATION WORKING CAPITAL ( - ) (1,758,961) (1,695,175) (1,633,702) (1,574,458) (1,517,363) (1,462,338) (1,409,309) (1,358,202) (1,308,949) (1,261,482) (1,215,736) (1,027,435) (949,137) (805,496) (768,287) FIXED AND INTANGIBLE INVESTMENTS ( - ) 130,933 126,185 121,609 117,199 112,949 108,853 104,906 101,102 97,435 93,902 90,497 216,666 237,277 341,654 331,000 FREE CASH FLOW "WITH" 2039 2038 2037 2036 2035 2034 2033 2032 2031 2030 2029 2028 2027 2026 2025 'WITHOUT' SCENARIO | BRL '000 MARFRIG 128,339,672 123,685,629 119,200,358 114,877,739 110,711,872 106,697,075 102,827,868 99,098,972 95,505,298 92,041,944 88,704,183 85,487,461 82,387,388 79,399,735 75,318,782 ADJUSTED NET OPERATING INCOME 106,255,882 102,402,674 98,689,197 95,110,383 91,661,350 88,337,391 85,133,970 82,046,716 79,071,416 76,204,012 73,440,589 70,777,378 68,210,744 65,737,185 62,358,454 NET OPERATING REVENUE (ROS) - SLAUGHTER/DEBONING 82.8% 82.8% 82.8% 82.8% 82.8% 82.8% 82.8% 82.8% 82.8% 82.8% 82.8% 82.8% 82.8% 82.8% 82.8% % NOR Total 85,004,705 81,922,139 78,951,357 76,088,306 73,329,080 70,669,912 68,107,176 65,637,373 63,257,133 60,963,209 58,752,471 56,621,903 54,568,595 52,589,748 49,886,763 NET OPERATING REVENUE (LIST) - SLAUGHTER/DEBONING (CONTRACT) 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% 80.0% % NOR Total 1,658,381 1,598,242 1,540,284 1,484,428 1,430,598 1,378,719 1,328,722 1,280,538 1,234,101 1,189,349 1,146,219 1,104,653 1,064,594 1,025,988 970,083 EBITDA ( + ) 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 1.9% Ebitda margin (Ebitda/NOR) Basis – Additional Costs (98,075,393) (101,765,774) (105,595,016) (109,568,345) (113,691,183) (117,969,155) (122,408,098) (94,518,838) (91,091,256) (87,787,970) (84,604,473) (81,536,421) (78,579,627) (75,730,056) (71,837,715) NB Costs – FLOW (R$ thousand) 2,043,198 2,043,198 2,043,198 2,043,198 2,043,198 2,043,198 2,043,198 2,043,198 2,043,198 2,043,198 2,043,198 2,043,198 2,043,198 2,043,198 2,011,112 NB Volume – FLOW (000) Tons 60 58 56 54 52 50 48 46 45 43 41 40 38 37 36 Unit Costs – FLOW (R$ thousand / (000) Tons) 1.0% 1.0% 1.0% 1.0% 1.0% 1.0% 1.0% 1.0% 1.0% 1.0% 1.0% 1.0% 1.0% 1.0% 1.0% Unit Costs – FLOW (R$ thousand / (000) Tons) 0.60 0.58 0.56 0.54 0.52 0.50 0.48 0.46 0.45 0.43 0.41 0.40 0.38 0.37 0.36 Additional Cost for loss of contract (R$ thousand / (000) Tons) 1,691,618 1,691,618 1,691,618 1,691,618 1,691,618 1,691,618 1,691,618 1,691,618 1,691,618 1,691,618 1,691,618 1,691,618 1,691,618 1,691,618 1,332,043 Volume Contract 1,013,450 976,699 941,280 907,146 874,250 842,546 811,993 782,547 754,169 726,820 700,463 675,062 650,582 626,990 475,811 Additional Costs 644,931 621,544 599,004 577,282 556,348 536,173 516,729 497,991 479,932 462,528 445,755 429,591 414,012 398,999 494,272 ADJUSTED EBITDA ( + ) 0.6% 0.6% 0.6% 0.6% 0.6% 0.6% 0.6% 0.6% 0.6% 0.6% 0.6% 0.6% 0.6% 0.6% 0.8% Ebitda margin (Ebitda/NOR) (1,593,912) (1,536,112) (1,480,407) (1,426,722) (1,374,984) (1,325,123) (1,277,069) (1,230,758) (1,186,127) (1,143,113) (1,101,660) (1,011,571) (932,189) (861,721) (729,784) ADJUSTED DEPRECIATION ( - ) - 1.9% - 1.9% - 1.9% - 1.9% - 1.9% - 1.9% - 1.9% - 1.9% - 1.9% - 1.9% - 1.9% - 1.8% - 1.7% - 1.6% - 1.5% (%NOR) (948,981) (914,568) (881,403) (849,440) (818,636) (788,950) (760,340) (732,767) (706,194) (680,585) (655,905) (581,981) (518,177) (462,722) (235,512) EBIT AJUSTADO ( = ) - 0.7% - 0.7% - 0.7% - 0.7% - 0.7% - 0.7% - 0.7% - 0.7% - 0.7% - 0.7% - 0.7% - 0.7% - 0.6% - 0.6% - 0.3% (% NOR) - - - - - - - - - - - - - - - INCOME TAX/CONTRIB. SOCIAL ADJUSTED ( - ) - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% - 26.5% Effective Corporate Income Tax Rate (CIT/EBIT) (948,981) (914,568) (881,403) (849,440) (818,636) (788,950) (760,340) (732,767) (706,194) (680,585) (655,905) (581,981) (518,177) (462,722) (235,512) ADJUSTED OPERATING NET INCOME / NOPAT ( = ) - 0.7% - 0.7% - 0.7% - 0.7% - 0.7% - 0.7% - 0.7% - 0.7% - 0.7% - 0.7% - 0.7% - 0.7% - 0.6% - 0.6% - 0.3% Net margin (LL/NOR) 1/2

SCENARIO 2039 2038 2037 2036 2035 2034 2033 2032 2031 2030 2029 2028 2027 2026 2025 'WITH' SCENARIO | BRL '000 MARFRIG 644,931 621,544 599,004 577,282 556,348 536,173 516,729 497,991 479,932 462,528 445,755 429,591 414,012 398,999 494,272 ADJUSTED EBITDA ( + ) - - - - - - - - - - - - - - - INCOME TAX/CONTRIB. SOCIAL ADJUSTED ( - ) 59,608 57,447 55,363 53,356 51,421 49,556 47,759 46,027 44,358 42,749 41,199 39,705 38,265 49,978 82,954 VARIATION ADJUSTED WORKING CAPITAL ( - ) (1,583,065) (1,525,657) (1,470,332) (1,417,012) (1,365,627) (1,316,104) (1,268,378) (1,222,382) (1,178,054) (1,135,334) (1,094,163) (924,692) (854,223) (724,947) (691,458) FIXED AND INTANGIBLE INVESTMENTS ADJUSTED ( - ) (878,525) (846,667) (815,964) (786,374) (757,858) (730,375) (703,889) (678,364) (653,764) (630,056) (607,208) (455,396) (401,946) (275,970) (114,232) FREE CASH FLOW "WITHOUT" 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 Partial Period 14.50 13.50 12.50 11.50 10.50 9.50 8.50 7.50 6.50 5.50 4.50 3.50 2.50 1.50 0.50 Mid - Year Convention 0.28 0.30 0.33 0.36 0.39 0.43 0.47 0.51 0.56 0.61 0.67 0.73 0.80 0.88 0.96 Discount Factor @ 9.3% 36,224 38,145 40,169 42,299 44,543 46,905 49,393 52,013 54,772 57,677 60,736 158,887 190,125 299,128 316,654 NPV | FREE CASH FLOW "WITH" (243,054) (255,945) (269,520) (283,816) (298,869) (314,721) (331,414) (348,992) (367,502) (386,994) (407,520) (333,954) (322,071) (241,619) (109,281) NPV | FREE CASH FLOW "WITHOUT" 279,278 294,091 309,689 326,115 343,412 361,626 380,807 401,004 422,274 444,671 468,256 492,841 512,196 540,748 425,935 NPV | DIFERENTIAL FLOW "WITH/WITHOUT" 21% 23% 25% 28% 31% 35% 39% 43% 48% 53% 59% 66% 73% 81% 90% % PROBABILITY OF CONTRACT RENEWAL 22.9% 25.4% 28.2% 31.4% 34.9% 38.7% 43.0% 47.8% 53.1% 59.0% 65.6% 72.9% 81.0% 90.0% 100.0% Beginning of Period 10.0% 10.0% 10.0% 10.0% 10.0% 10.0% 10.0% 10.0% 10.0% 10.0% 10.0% 10.0% 10.0% 10.0% 10.0% Probability Contract Cancellation 20.6% 22.9% 25.4% 28.2% 31.4% 34.9% 38.7% 43.0% 47.8% 53.1% 59.0% 65.6% 72.9% 81.0% 90.0% End of Period 57,501 67,278 78,719 92,104 107,766 126,091 147,532 172,619 201,972 236,316 276,500 323,353 373,391 438,006 383,341 ADJUSTED NPV | DIFFERENTIAL FLOW "WITH/WITHOUT" 3,420,627 CASH FLOW VARIANCE WITH AND WITHOUT 3,420,627 VALUE OF INTANGIBLE | PRE - TAB 15.0 anos Intangible Asset Useful Life 587,351 TAX BENEFIT RESULTING FROM AMORTIZATION 4,007,978 VALUE OF INTANGIBLE | POST - TAB 673,338 VALUE OF INTANGIBLE | POST - TAB (USD thousands) 2/2

CONTINGENCIES APPRAISED MARFRIG CONTINGENCIES (BRL '000) 11,638,168 Capital gain of total contigencies Face value 12.3% Equivalent Probability 1,432,674 Capital gain 1,432,674 Total capital gain (BRL '000) 1/1

ATTACHMENT 4

1. EXECUTIVE SUMMARY FIXED ASSETS The values below consider the valuation date of December 31 st , 2024 and are based on the fact that there are no impediments to the objects, whether debts, registrations without legal challenges, construction or tax irregularities (including deferred liabilities), environmental liabilities, among other obstacles: Company: Marfrig Valuation date: 31/12/2024 1 CAPITAL GAIN FAIR VALUE REPRODUCTION VALUE NET BOOK VALUE RUL ACCOUNTING BALANCE 88,180,915.05 R$ 671,893,442.87 R$ 1,002,804,791.31 R$ 583,712,527.82 R$ 10 Others 465,299,966.50 R$ 4,317,010,891.98 R$ 5,006,944,049.01 R$ 3,851,710,925.48 R$ 52 Land, buildings and improvements 1,224,256,003.93 R$ 4,599,195,366.60 R$ 6,750,962,737.66 R$ 3,374,939,362.67 R$ 10 Machinery, equipment, furniture and fixtures 126,338,090.97 - R$ 121,822,771.01 R$ 124,747,104.88 R$ 248,160,861.98 R$ 47 Buildings and structures 832,423.30 R$ 8,671,011.02 R$ 16,419,059.34 R$ 7,838,587.72 R$ 3 IT equipment 56,807,806.85 - R$ 49,987,230.80 R$ 50,024,728.29 R$ 106,795,037.66 R$ 6 Improvements 133,999,383.89 R$ 318,602,546.78 R$ 322,250,208.89 R$ 184,603,162.89 R$ 4 Machinery and equipment 2,492,811.96 - R$ 2,697,073.34 R$ 2,805,565.01 R$ 5,189,885.30 R$ 6 Furniture and fixtures 3,129,043.75 R$ 4,122,966.05 R$ 4,224,721.51 R$ 993,922.30 R$ 1 Vehicles 37,646,250.62 - R$ 47,699,762.04 R$ 47,699,762.04 R$ 85,346,012.66 R$ N/A Land - R$ 1,446,324,594.33 R$ 1,488,722,282.76 R$ 1,446,324,594.33 R$ N/A Construction in progress 1,692,412,776.03 R$ 11,588,027,656.84 R$ 14,817,605,010.70 R$ 9,895,614,880.81 R$ 28 Total

2. INTRODUCTION In the preparation of this work, data and information provided by third parties were used, in the form of documents and verbal interviews with the client. The estimates used in this process are based on: 2 ▪ Analytical fixed assets of all group companies for 31/12/2024; ▪ Listing of owned and leased units; ▪ Vehicle listing; ▪ Appraisal reports prepared by third parties from the following units: o Marfrig (Brazil) Planta Promissão 1; Planta Promissão 2; Planta Varzea Grande. o Pampeano (Brasil) Planta Pampeano. o Tacuarembo (Uruguay) Frigorifico Tacuarembo S.A.; Cledinor S.A.; Establecimientos colonia S.A.; Inaler S.A.; o National Beef (United States of America) Dodge; Liberal; Hummels; Moultrie; St. Joe; KC Corporate; National Carries; Tama; Ohio. o MFG Holdings (Argentina) Planta Pilar; Planta Baradero; Planta Arroyo Seco; Planta San Jorge; Planta Estancias del Sur .

3. KEY STEPSS Analysis of documentation provided by management Discussions with the client to understand the documentation provided And sent of the report for independent internal review Implementation of any suggested improvements and changes Issuance of final report

4. CAVEATS AND PREMISES 1. CAVEATS During the performance of the work, some limitations and specific premises were adopted, as described below: 1. Simplified Methodology : The valuation was conducted based on a simplified methodology, according to objectives previously defined with the client. 2. Absence of Market Quotation : Market quotations were not made for all the items valuated. As a result, parameters and reference bases available internally or provided by third parties were used, 3. Failure to Reach the Percentage of 80% Quoted: The survey did not reach the minimum percentage of 80% of the items with values obtained through direct quotations or reliable external sources. 4. Absence of Physical Inspections : No physical inspections were carried out for the on - site verification of assets. Thus, the physical, functional and operational conditions of the assets were considered based on information provided by the company and/or third parties, without direct validation by the technical team responsible for the valuation. 5. Use of Third - Party Valuations: In this work, values and information from valuations carried out by third parties were considered. The veracity, accuracy and timeliness of these data were assumed to be correct, and were not subject to verification by the team responsible for this report.

2. ASSUMPTIONS The following assumptions were adopted for the valuation of each accounting class: 1. Equipment, tools, installations and others The mobile assets acquired between 2022 and 2024 were revalued using market indices published monthly by FGV for entries made in BRL and the Consumer Price Indexes (CPI) corresponding to entries made in other currencies. The selection of the indices took into account the asset category and its cost variation in the period valuated, ensuring the adherence of the values to the market. 2. Buildings and improvements For real estate, the INCC was applied as a factor for updating the original costs for the entries made in BRL and the Consumer Price Indexes (CPI) corresponding to the entries made in other currencies. This index reflects variations in construction costs and ensures the compatibility of the updated values with market conditions. 3. Land All land was held at the client's historical cost, since there is no specific index applicable for updating this type of asset. In the case of the valuations carried out for the land, the values calculated in each valuation were preserved. 4. Other entries In the case of assets older than three years that were not valuated by third parties, as well as works in progress, the book residual value was used as an approximation of the fair value, given the absence of specific valuations and the limitation of data. Assets registered with a symbolic value of R$ 0.01, usually corresponding to physical leftovers or residual components, were treated according to general procedures. Due to deadline restrictions, individual quotation of these items was not carried out.

5. VALUATION METHODOLOGY The methodology applied followed established technical procedures to ensure the proper measurement of the assets, as detailed below. 1. COST REPRODUCTION HISTORICAL COST METHOD When the value of the asset is determined from the monetary adjustment of its acquisition cost, the historical cost method is adopted, with the calculation of accounting records and the application of specific indexes, generally used by competent official bodies. The valuation of MARFRIG's assets followed technical and methodological guidelines in line with the best market practices, considering the nature and specificities of the assets valuated. The main assumptions adopted were: ▪ Valuation criteria: The historical cost method was adopted, based on the update of the valuations carried out by third parties for the units of each controlled company. The updated values were prorated by unit and/or accounting class. For the other assets, the accounting costs incurred between 2022 and 2024 were updated through specific indexes. ▪ Update indexes: For the launches incurred in BRL, market indexes released monthly by Fundação Getúlio Vargas (FGV) were used for each type of asset. In the case of real estate, the National Construction Cost Index (INCC) was used. For the others, the Consumer Price Indexes (CPI) of each currency released by the Central Bank of the respective countries were considered.

5.2. DEPRECIATION OF ASSETS Straight - line depreciation The calculation of asset depreciation was carried out using the straight - line depreciation method, which assumes that the wear and tear of the asset operates in a linear manner over time, decreasing the value of the asset by a fixed amount each period, until the net value reaches zero. This model provides the present value, depreciated, relative to the age "x" of the improvement at the time of appraisal, through the formula below. ܖ ( ܖ — ܠ ) ۹ ܌ = ۾ ܌ + ۾ ܚ Being: Kd = depreciation coefficient; Pd = depreciable portion, in decimal form; Pr = residual portion, in decimal form; n = service life; x = apparent age. 1. Asset age or operating age (x) The assets that were valuated through third - party reports had their fair values updated and the appropriate relative depreciation applied considering the base date of the previous report and the valuation date of this work . For the other items not covered by this valuation, the age of the assets was based on the date of acquisition contained in the fixed asset analytical file sent by the company's management . 2. Estimated service life (n) According to primary concepts of mechanical design, every machine is formed by the composition of elements whose set, at the beginning of its operational life, obeys a law of decrease in its work capacity, which is generically represented by three cycles, described below . ▪ Break - in: adjustment cycle with loss of material, commonly followed by an improvement in the operation of the assembly. ▪ Operation : cycle in which the machine is at its normal production capacity and the loss of material in wear is slow and negligible. However, over the course of time called "operational useful life", the set loses its performance to the point where it must undergo partial or total reconditioning, before an irreversible collapse.

▪ Collapse: in this cycle, the removal of the material that occurred in the operation phase culminates in the collapse, making the machine unrecoverable, and only what is called "residual state or value" remains. 5.2.3. Residual value (Pr) The residual value is related to the operational useful life of the asset, representing the portion of the value that will not be depreciated at the end of this useful life, as indicated in the following table, by asset class: RV EUL ACCOUNTING BALANCE 5% 13 Others 5% 60 Land, buildings and improvements 5% 14 Machinery, equipment, furniture and fixtures 5% 60 Buildings and structures 2% 5 IT equipment 5% 10 Improvements 5% 14 Machinery and equipment 2% 13 Furniture and fixtures 5% 5 Vehicles N/A N/A Construction in progress N/A N/A Land

6. RESULTS In accordance with the technical procedures applied and after carrying out the necessary due diligence, the appraisers determined the following fair values: CAPITAL GAIN FAIR VALUE REPRODUCTION VALUE NET BOOK VALUE RUL ACCOUNTING BALANCE 88,180,915.05 R$ 671,893,442.87 R$ 1,002,804,791.31 R$ 583,712,527.82 R$ 10 Others 465,299,966.50 R$ 4,317,010,891.98 R$ 5,006,944,049.01 R$ 3,851,710,925.48 R$ 52 Land, buildings and improvements 1,224,256,003.93 R$ 4,599,195,366.60 R$ 6,750,962,737.66 R$ 3,374,939,362.67 R$ 10 Machinery, equipment, furniture and fixtures 126,338,090.97 - R$ 121,822,771.01 R$ 124,747,104.88 R$ 248,160,861.98 R$ 47 Buildings and structures 832,423.30 R$ 8,671,011.02 R$ 16,419,059.34 R$ 7,838,587.72 R$ 3 IT equipment 56,807,806.85 - R$ 49,987,230.80 R$ 50,024,728.29 R$ 106,795,037.66 R$ 6 Improvements 133,999,383.89 R$ 318,602,546.78 R$ 322,250,208.89 R$ 184,603,162.89 R$ 4 Machinery and equipment 2,492,811.96 - R$ 2,697,073.34 R$ 2,805,565.01 R$ 5,189,885.30 R$ 6 Furniture and fixtures 3,129,043.75 R$ 4,122,966.05 R$ 4,224,721.51 R$ 993,922.30 R$ 1 Vehicles 37,646,250.62 - R$ 47,699,762.04 R$ 47,699,762.04 R$ 85,346,012.66 R$ N/A Land - R$ 1,446,324,594.33 R$ 1,488,722,282.76 R$ 1,446,324,594.33 R$ N/A Construction in progress 1,692,412,776.03 R$ 11,588,027,656.84 R$ 14,817,605,010.70 R$ 9,895,614,880.81 R$ 28 Total Company: Marfrig Valuation date: 31/12/2024

ATTACHMENT 5

A ABL Gross Leasable Area. ABNT (Associação Brasileira de Normas Técnicas) Brazilian Technical Standards Association. Allocated Codes Serial number (grades or weights) to differentiate the quality features of properties. Allotment Subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones. Amortization Systematic allocation of the depreciable value of an asset over its useful life. Apparent Age Estimated age of a property according to its characteristics and conservation status at the time of inspection. Asset A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity. Asset Approach Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as 1 market net equity. BDI (Budget Difference Income) A percentage that indicates the benefits and overhead costs applied to the direct cost of construction. Best Use of the Property The most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations. Beta A systematic risk measure of a share ; price trend of a particular share to be correlated with changes in a given index . Building Owners and Managers Association (BOMA) The BOMA Standard measures buildings on a buildingwide basis . It introduces the concept of Building Common Area (areas common to all of the tenants in a building) . Building Standard The quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction. Book Value The value at which an asset or liability is recognized on the balance sheet. Business Combination Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation. Business Risk Uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage. GLOSSARY B Basic Infrastructure Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes. C CAPEX (Capital Expenditure) Fixed asset investments. CAPM (Capital Asset Pricing Model) Model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital. Capital Structure Composition of a company’s invested capital, between own capital (equity) and third - party capital (debt) . Cash Flow Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc.) Cash Flow on Invested Capital Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments. Cash - Generating Unit Smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets. Casualty An event that causes financial loss. CFC (Conselho Federal de Contabilidade) Brazilian Accounting Committee. Company Commercial or industrial entity, service provider or investment entity holding economic activities. Conservation Status Physical status of an asset as a result of its maintenance. Control Power to direct the strategic policy and administrative management of a company. Control Premium Value or percentage of the pro - rata value of a lot of controlling shares over the pro - rata value of noncontrolling shares, which reflect the control power . Cost The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation. Cost of Capital Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

Current Value
Value replacement with a new value depreciated as a result of the physical state the property is in.

CVM
Securities and Exchange Commission.

D

Data Treatment
Application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow)
Discounted cash flow.

D&A
Depreciation and amortization.

Dependent Variable
Variable to be explained by the independent ones.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable
Variable that assumes only two values.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, depreciation and amortization.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Efficient Use
That which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value
Estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial/residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Equivalent Construction Area
Constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth
Numerical result of the division of a lot area by its main projected front.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell
Value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm)
Free cash flow to firm, or unlevered free cash flow.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Forced Liquidation
Condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

G

Goodwill
See Premium for Expected Future Profitability.

H

Homogenization
Treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

2

I IAS (International Accounting Standards) Principles - based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards. IASB (International Accounting Standards Board) International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs). Ideal Fraction Percentage owned by each of the buyers (tenants) of the land IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB. IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB. Impairment See Impairment losses. Impairment Losses (impairment) Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale. Income Approach Valuation method for converting the present value of expected economic benefits. Independent Variables Variables that provide a logical content to the formation of the value of the property subject to the assessment. Indirect Production Cost Administrative and financial costs, benefits and other liens and charges necessary for the production of goods. Insurance Risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy. Insurance Value Value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations. Intangible Asset Identifiable non - monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations. Internal Rate of Return Discount rate where the present value of future cash flow is equivalent to the cost of investment. International Accounting Standards (IAS) Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC). Investment Property Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes. Investment Value Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning. IVSC International Valuation Standards Council. Key Variables Variables that, a priori, and traditionally have been important for the formation of property value . K Key Money Amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale. L Levered Beta Beta value reflecting the debt in capital structure. Liability Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits. Liquidity Ability to rapidly convert certain assets into cash or into the payment of a certain debt. M Market Approach Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted. 3 Market Data Set of information collected on the market related to a particular property. Market Research Set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data. Homogenization Area Useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

Maximum Insurance Value Maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value. Multiple Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc.). N Net Debt Cash and cash equivalents, net position in derivatives, short - term and long - term financial debts, dividends receivable and payable, receivables and payables related to debentures, short - term and long - term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus. Non - Operating Assets Those not directly related to the company’s operations (may or may not generate revenue) and that can be disposed of without detriment to its business. O Operating Assets Assets that are basic to the company’s operations. Operating Lease That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases. P Parent Company An entity that has one or more subsidiaries. Percentual Value Value at the end of the projective period to be added on the cash flow. Point of Sale Intangible asset that adds value to commercial property, due to its location and expected commercial exploitation. Population Total market data of the segment to be analyzed. Premium for Expected Future Profitability (goodwill) Future economic benefits arising from assets not capable of being individually identified or separately recognized. Present Value The estimated present value of discounted net cash flows in the normal course of business. Price The amount by which a transaction is performed involving a property, a product or the right thereto. Private Area Useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases). Property Something of value, subject to use, or that may be the object of a right, which integrates an equity. Q Qualitative Variables Variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil). Quantitative Variables Variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces). R Range for Real Estate Valuations Range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model . 4 Re (Cost of Equity) Return required by shareholders for the capital invested. Real Estate Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use. Recoverable Value The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use. Reference Real Estate Market data with features comparable to the property assessed. Regression Model The model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics. Remaining Life A property’s remaining life. Replacement Cost A property’s reproduction cost less depreciation, with the same function and features comparable to the property assessed. Replacement Value for New Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property . Marketing Factor The ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one). Rd (Cost of Debt) A measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

S Sample Set of market data representative of a population. Scrap Value Market value of a property’s reusable materials in disabling conditions, without their being used for production purposes. Shareholders’ Equity at Market Prices See Assets Approach. Statistical Inference Part of statistical science that allows drawing conclusions about the population from a sample. Subsidiary Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company) . Supporting Documentation Documentation raised and provided by the client on which the report premises are based. Survey Evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it. T Tangible Asset Physically existing asset, such as land, building, machinery, equipment, furniture and tools. Technical Report Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject. Technical Term of Responsibility Required document, which defines the responsible engineer for a product or service. Total Construction Area Resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT. U Urbanizable Land Land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business . Useful Area Real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use. Useful Economic Life The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity. V Valuation Act or process of determining the value of an asset. Valuation Date Specific date (day, month and year) of application of the assessment value. Valuation Methodology One or more approaches used in developing evaluative calculations for the indication of the value of an asset. Representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value. Value at Risk Value in Use Value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation. Value of a business in forced liquidation Value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period. Value of a business in immediate liquidation The compulsory liquidation refers to a business forced into liquidation by way of a winding - up petition presented to the court. More aggressive than forced liquidation. Value Plan The graphic representation or listing of generic square meter values of land or of the real estate on the same date. W WACC WACC (Weighted Average Cost of Capital) Model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others). WARA Weighted Average Return on Assets (WARA) Weighted average rate of return expected for the assets and liabilities that make up the company under analysis, including goodwill. 5 Residual Value of an Asset Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life. Residual Value Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period. Reproduction Cost Expense required for the exact duplication of a property, regardless of any depreciation. Reproduction Cost Less Depreciation A property’s reproduction cost less depreciation, considering the state it is in.

Rio de Janeiro +55 21 2212 - 6850 apsis.rj@apsis.com.br São Paulo 55 11 4550 - 2701 apsis.sp@apsis.com.br Minas Gerais +55 31 98299 - 6678 apsis.mg@apsis.com.br apsis.com.br 1

ANNEX II TO THE BOARD OF DIRECTORS' PROPOSAL

Recommendation Report of the Independent Special Committee

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São Paulo, May 15, 2025.

To

BRF S.A.

Avenida das Nações Unidas, nº 14.401, 22nd floor, Chácara Santo Antônio

São Paulo – SP

Attention: Members of the Board of Directors

Ref.: Report with the Recommendation of the Independent Special Committee regarding the proposal for the acquisition of BRF S.A. Shares by Marfrig Global Foods S.A.

Dear Sirs,

The Independent Special Committee of BRF S.A. (“BRF” or “Company”), established by a resolution of the Board of Directors approved at a meeting held on April 25, 2025 (“BDM of 04.25.2025”), in accordance with CVM Guidance Opinion No. 35/2008 (“CVM Opinion 35”), to analyze and negotiate the terms and conditions of the business combination between the Company and Marfrig Global Foods S.A. (“MGF”) (the “Transaction” or “Reorganization”), as per the correspondence sent by MGF to BRF on April 24, 2025 (the “Independent Committee” or “Committee”), hereby submits this report to present its conclusions and recommendations (the “Report”).

1 – Description of the Proposed Transaction

MGF and BRF are publicly traded companies with shares listed on the segment known as “Novo Mercado” of B3 S.A. – Brasil, Bolsa, Balcão (“Novo Mercado”), and as of this date, MGF holds common shares of BRF representing approximately 53.09% of the Company’s voting capital.

The Transaction involves a business combination between BRF and MGF (collectively, the “Companies”), through the acquisition by MGF of all BRF shares not held by MGF, in exchange for the issuance to BRF shareholders (excluding MGF) of common shares of MGF, resulting in the transfer of BRF’s shareholder base to MGF and the conversion of BRF into a wholly-owned subsidiary of MGF, in accordance with Article 252 of Law No. 6,404/1976 (“Brazilian Corporations Law”).

2 – Procedures and Work of the Independent Committee

2.1 – Formation and Composition of the Independent Committee

Given that the Transaction involves a merger between a controlling company and a controlled company, as defined in Article 264 of the Brazilian Corporations Law, the Board of Directors of BRF, at the BDM of 04.25.2025, established the Committee to analyze and negotiate the terms and conditions of the Transaction, including, but not limited to, the exchange ratio between BRF and MGF shares, and to submit its recommendations to the Board of Directors, in compliance with CVM Opinion 35.

At the BDM of 04.25.2025, the following members were unanimously appointed by the Board of Directors of BRF to form the Committee: Mr. Augusto Marques da Cruz Filho, Ms. Flávia Maria Bittencourt, and Mr. Eduardo Augusto Rocha Pocetti, with Mr. Augusto Marques da Cruz Filho also designated to coordinate the Committee’s work.

The members appointed to the Committee are independent members of the Board of Directors, in accordance with the independence criteria set forth in the Novo Mercado Regulations and the regulations issued by the CVM, and have no personal interest in the Transaction.

The members of the Independent Committee believe that the governance procedures adopted during their work were adequate and sufficient to (i) ensure the independence of the Committee’s analysis, negotiations, and recommendations regarding the Transaction; and (ii) protect the interests of BRF and its minority shareholders.

2.2 – Advisors to the Committee

At the BDM of 04.25.2025, the members of the Board of Directors of BRF authorized the Company’s management to assist the members of the Independent Committee in their duties, including the hiring of external advisors to be nominated by the Committee, considering the provisions of CVM Opinion 35, market practices commonly accepted for transactions of similar size, and the values involved in the Transaction.

At a meeting held on April 28, 2025, the Committee approved the retainment of Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. to act as the financial advisor to the Committee in the Transaction (“Citigroup” or “Financial Advisor”).

The services provided by the Financial Advisor included: (i) issuing a fairness opinion on the financial equity of the proposed exchange ratio for the Transaction; and (ii) providing financial advisory and investment banking services in the structuring and negotiation strategies of the Transaction with MGF representatives.

At the meeting held on April 28, 2025, the Committee also approved the retainment of the law firm Eizirik Advogados to act as the legal advisor to the Committee (“Legal Advisor”).

Furthermore, given the existence of American Depositary Receipts – ADRs, backed by BRF common shares, traded on the U.S. stock market, the Committee, at a meeting held on April 30, 2025, additionally approved the retainment of Simpson Thacher & Bartlett LLP (“Simpson Thacher” and, together with the Legal Advisor and the Financial Advisor, “Advisors”), as the legal advisor to the Committee on matters related to U.S. law, including advising BRF on disclosures and any necessary filings of the Transaction with the Securities and Exchange Commission – SEC.

The Financial Advisor, in turn, retained its own legal advisors, who also analyzed legal aspects of the Transaction from the perspective of the Financial Advisor's performance, namely: (i) the law firm Cescon Barrieu for issues related to Brazilian law; and (ii) the law firm Davis Polk for matters related to U.S. law.

2.3 – Summary of the Committee’s Work

From the formation of the Committee on April 25, 2025, to May 15, 2025, the Independent Committee held 10 (ten) meetings with its various Advisors, depending on the matters under analysis and discussion at each meeting. Additionally, 3 (three) joint meetings were held with the independent committee established by the Board of Directors of MGF (“MGF Committee”), to (i) discuss the rationale for the Transaction; (ii) present MGF’s business, including a detailed overview of its operations in South America and the U.S. through National Beef; (iii) discuss commercial, operational, and financial information related to the Companies; and (iv) negotiate the exchange ratio and other terms and conditions of the Transaction.

In parallel, the Advisors, with the Committee’s authorization, maintained interactions with representatives of the Companies’ management and with advisors hired by MGF, to analyze and review financial and legal aspects related to the Transaction, in accordance with the scope of each Advisor’s responsibilities.

The discussions held in the Committee meetings, as well as in the joint meetings with the MGF Committee, were duly recorded in minutes, which are available to the members of the Company’s Board of Directors and will be disclosed by BRF in accordance with CVM Resolution No. 81/2022.

3 – Negotiated Exchange Ratio and Fairness Opinion Prepared by the Financial Advisor

Following negotiations between the Independent Committees of BRF and MGF, the Committees agreed, in a joint meeting held on May 8, 2025, that the following exchange ratio for the Reorganization will apply: (i) shareholders of BRF (except MGF) will receive 0.8521 common shares issued by MGF for each 1 (one) common share issued by BRF held on the closing date of the Transaction (“Exchange Ratio”); and (ii) this Exchange Ratio took into account the distribution of dividends and/or interest on own capital in the gross amount of R$3,520,000,000.00 by BRF and R$2,500,000,000.00 by MGF, in both cases to be resolved up to and including the closing date of the Transaction (“Permitted Distributions”). The Exchange Ratio will be adjusted exclusively (i) in the event of a stock split, reverse split or share bonuses issued by any of the Companies; and/or (ii) in accordance with the methodology contained in the Annex I to this Report. In accordance with the aforementioned methodology, any disbursement incurred by the Companies with the exercise of the right of withdrawal will reduce the Permitted Distributions by an equivalent amount, applied proportionally to the two Companies.

On May 15, 2025, Citigroup presented to the Committee the final version of its fairness opinion on the proposed conditions for the Reorganization (“Fairness Opinion”), which is incorporated into this Report as Annex II, indicating that the negotiated conditions for the Transaction by the Committee, including the Exchange Ratio with the payment of dividends and/or interest on own capital in the above-mentioned amounts, are fair from a financial perspective.

For the issuance of the Fairness Opinion, Citigroup has analyzed: (i) publicly available financial and operational information relating to the Companies, as well as financial projections and other information and data provided or discussed with the respective management of the Companies, including estimates related to the potential strategic implications and operational benefits expected by the management of BRF and MGF as a result of the Transaction; (ii) the financial conditions of the Transaction in light of, among other factors, (ii.1) current and historical market prices and trading volumes of common shares issued by BRF and MGF; (ii.2) the historical and projected results and other operating indicators of the Companies; and (ii.3) the capital structure and the economic and financial situation of both Companies; (iii) the financial conditions of other public transactions deemed relevant as comparative parameters for the evaluation of the Transaction; (iv) certain publicly available financial information relating to other companies whose operations were considered comparable or relevant for the analysis of BRF and MGF's business; and (v) certain financial effects pro forma of the Reorganization on FGM.

In a meeting held on May 15, 2025, the Committee, in the exercise of its duties, reviewed the Fairness Opinion and considered the financial analyses adequate to evaluate the fairness of the Exchange Ratio and the payment of dividends and/or interest on own capital from a financial perspective.

4 – Analysis of Certain Drafts of the Transaction Documents

The Legal Advisor, in the exercise of its duties, worked together with the management of the Companies and the advisors of MGF in the discussion and drafting of the Draft Plan of Merger for the Merger (“Plan of Merger”) and other legal documents related to the Transaction.

The Committee had the opportunity to review and discuss with the Legal Advisor the draft of the Plan of Merger, as well as other documents to be disclosed to the market regarding the Transaction, and concluded that the terms and conditions of the aforementioned documents are appropriate.

5 – Assumptions Adopted for the Committee’s Operations

For the purposes of negotiating and defining the Exchange Ratio, as well as the other terms and conditions of the Transaction, and also for the preparation of this Report, the Committee assumed that all documents and information provided by the management of the Companies are correct and true and that the company resulting from the Transaction will maintain high standards of corporate governance in line with those currently adopted by BRF and MGF, in line with the best market practices.

Throughout its work, the Independent Committee considered, among other relevant elements and information, the Fairness Opinion and other analyses conducted jointly with its Financial Advisor, as well as the draft of the Plan of Merger and analyses performed by the Legal Advisor and Simpson Thacher.

The Committee also adopted as assumptions for its operations that: (i) the work performed by the Advisors was free from any conflict of interest regarding the Transaction or the Companies; and (ii) there are no contracts, instruments, commitments, liabilities, material events, or any other information that has not been properly disclosed to the Committee and that could alter, compromise, or invalidate the conclusions, opinions, or positions issued in its deliberations.

It was not within the scope of the Committee’s work to carry out audits, independent investigations or analyses related to the obligations or contingencies of the Companies. Although no independent verification of the information provided by the Companies to the Committee has been carried out, there is no data or characteristics in the documents or information that would make the members of the Committee question its veracity or consistency.

Likewise, it was not incumbent on the Committee to evaluate or issue an opinion as to the validity, effectiveness or legal feasibility of the Transaction

6 – Conclusion and Recommendation of the Committee

In light of the work described above and considering the contents of the Fairness Opinion and the draft of the Plan of Merger, the Committee, unanimously, recommends to the Board of Directors of BRF its favorable recommendation for the implementation of the Reorganization, subject to the following conditions, which were the subject of negotiation by the Independent Committee with the MGF Committee:

(i)	an Exchange Ratio under which the shareholders of BRF (except MGF) receive 0.8521 common shares issued by MGF for each 1 (one) common share issued by BRF held on the closing date of the Transaction;

(ii)	the distribution of dividends and/or interest on own capital in the gross amount of R$3,520,000,000.00 by BRF and R$2,500,000,000.00 by MGF, to be resolved in both cases up to and including the closing date of the Transaction; and

(iii)	the adjustment of the Exchange Ratio exclusively: (iii.1) in the event of a split, reverse split or share bonuses issued by any of the Companies; and/or (iii.2) in accordance with the methodology set forth in Annex I to this Report. In accordance with the aforementioned methodology, any disbursement incurred by the Companies with the exercise of the right of withdrawal will reduce the Permitted Distributions by an equivalent amount, applied proportionally to the two Companies.

The Committee believes that, if the above-referenced bases are adopted, the Transaction will be conducted on fair terms, adequately preserving the interests of BRF’s minority shareholders.

Respectfully,

Committee Members:

/s/ Augusto Marques da Cruz Filho
Augusto Marques da Cruz Filho

/s/ Eduardo Augusto Rocha Pocetti	/s/ Flávia Maria Bittencourt
Eduardo Augusto Rocha Pocetti	Flávia Maria Bittencourt

Annex I to the Recommendation Report of the Independent Special Committee

Exchange Ratio Adjustment Methodology

Formula

R = B2 ÷ M2, where:

●	“R” means the Exchange Ratio;

●	“B1” means the base price per share issued by BRF, equivalent to R$23.32 (twenty-three reais and thirty cents) per share;

●	“M1” means the base price per share issued by Marfrig, equivalent to R$27.73 (twenty-seven reais and seventy cents) per share;

●	“B2” means the adjusted price per share issued by BRF, calculated in accordance with the following formula: B1 – DB, where:

o	“DB” means declarations and/or distributions of dividends and/or interest on equity (in the gross amount) by BRF per share issued by BRF and which are approved between the present date and the Closing Date, calculated in accordance with the following formula: VB ÷ AB, where:

▪	“VB” means the gross amount in reais of distributions as dividends and/or interest on equity declared by BRF which are approved between the present date and the Closing Date; and

▪	“AB” means the total number of shares issued by BRF existing on the Closing Date (and, therefore, not cancelled between this date and the Closing Date) minus the number of shares eventually held in treasury on said date (including as a result of any exercise of the right of withdrawal by Dissenting Shareholders of BRF).

●	“M2” means the adjusted price per share issued by Marfrig, calculated in accordance with the following formula: M1 – DM, where:

o	“DM” means declarations and/or distributions of dividends and/or interest on equity (in the gross amount) by Marfrig per share issued by Marfrig and which may be approved between the present date and the Closing Date, calculated in accordance with the following formula: VM ÷ AM, where:

▪	“VM” means the gross amount in reais of distributions as dividends and/or interest on equity declared by Marfrig which may be approved between the present date and the Closing Date; an

▪	“AM” means the total number of shares issued by Marfrig existing on the Closing Date (and, therefore, not cancelled between the present date and the Closing Date) minus the number of shares eventually held in treasury on said date (including as a result of of possible exercise of the right of withdrawal by Dissenting Shareholders of Marfrig).

Examples

Example 1

●	Premises:

o	distribution and/or declaration of dividends and/or interest on equity in the gross amount equivalent to the Permitted Distributions (i.e., R$3,520,000,000.00 by BRF and R$2,500,000,000.00 by Marfrig); and

o	without any exercise of withdrawal rights

●	Exchange Ratio: 0.8521x

●	Demonstration:

Example 2

●	Premises:

o	without any distribution and/or declaration of dividends and/or interest on equity; and

o	exercise of the right of withdrawal by Dissenting Shareholders of BRF holding 208,718,214 shares, considering the reimbursement value resulting from the 264 Appraisal Report (that is, R$19.89 per share)

o	Exchange Ratio: 0.8410x

●	Demonstration:

Example 3

●	Premises:

o	distribution and/or declaration of dividends and/or interest on equity in the gross amount of R$1,910,833,247.00 by BRF and R$1,250,000,000.00 by Marfrig; and

o	exercise of the right of withdrawal by Dissenting Shareholders of BRF holding 104,359,107, considering the reimbursement value resulting from the 264 Appraisal Report (that is, R$19.89 per share)

o	Exchange Ratio: 0.8395x

●	Demonstration:

Annex 2 to the Recommendation Report of the Independent Special Committee

Fairness Opinion Prepared by Citigroup Global Markets

Confidential

May 15, 2025

Independent Committee

BRF S.A.

Rua Jorge Tzachel, 475, Bairro Fazenda

Itajaí - SC, 88301-600, Brazil

Independent Committee:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of BRF S.A. (“BRF”) (other than Marfrig Global Foods S.A. (“Marfrig”) and its affiliates) of the Exchange Ratio (defined below) provided for pursuant to the terms and subject to the conditions set forth in the “Protocolo e Justificação de Incorporação das Ações de Emissão da BRF S.A. pela Marfrig Global Foods S.A.”, proposed to be entered into among BRF and Marfrig (the “Merger Agreement”).

As more fully described in the Merger Agreement, (i) Marfrig will acquire the outstanding common shares of BRF not already owned by Marfrig in a statutory share-for-share merger governed by Brazilian law (the “Merger”), and (ii) each outstanding share of common stock, without par value, of BRF (“BRF Common Stock”) (other than shares held by Marfrig and shares held in treasury by BRF) will be converted into the right to receive 0.8521 shares of common stock, without par value, of Marfrig (“Marfrig Common Stock”) (the “Exchange Ratio”). We understand that, in connection with the Merger and as contemplated by the parties, BRF and Marfrig each intend to declare and pay special dividends to their respective shareholders in aggregate amounts of R$3.52 billion and R$2.5 billion, respectively (the “Special Dividends”), prior to the effective time of the Merger. We further understand that the Exchange Ratio of 0.8521 already reflects the anticipated payment of the Special Dividends, and that if the actual dividend amounts paid differ from these amounts, the Exchange Ratio will be adjusted pursuant to a formula to be set forth in the Merger Agreement. For the avoidance of doubt, our opinion is based on, and relates solely to, the Exchange Ratio as currently contemplated, which gives effect to the Special Dividends as described above.

We understand that the Independent Committee was created by BRF’s Board of Directors pursuant to and in accordance with the Brazilian Securities and Exchange Commission (“CVM”) Guidance Opinion No. 35 of September 1, 2008, for the sole purpose of negotiating the Merger on behalf of BRF.

In arriving at our opinion, we reviewed a draft dated May 14, 2025 of the Merger Agreement and held discussions with the Independent Committee and certain senior officers, directors and other representatives and advisors of BRF and certain senior officers and other representatives and advisors of Marfrig concerning the businesses, operations and prospects of BRF and Marfrig. We examined certain publicly available business and financial information relating to BRF and Marfrig as well as certain financial forecasts and other information and data relating to BRF and Marfrig which were provided to or discussed with us by the respective managements of BRF and Marfrig, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of BRF and Marfrig to result from the Merger and reflected in adjustments to the forecasts and other information and data relating to BRF and Marfrig that were prepared at the direction of, and adopted by, the Independent Committee and presented to us by the Independent Committee, which instructed us to use such information for purposes of our analysis. For the avoidance of doubt, our reliance on such forecasts, including adjustments to management cases and any projections relating to strategic implications or synergies, is based solely on the direction and adoption of such materials by the Independent Committee. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of BRF Common Stock and Marfrig Common Stock; the historical and projected earnings and other operating data of BRF and Marfrig; and the capitalization and financial condition of BRF and Marfrig. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of BRF and Marfrig. We also evaluated certain potential pro forma financial effects of the Merger on Marfrig. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of BRF and Marfrig and the Independent Committee that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to BRF and Marfrig provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of BRF and Marfrig and by the Independent Committee that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Independent Committee and the managements of BRF and Marfrig as to the future financial performance of BRF and Marfrig, the potential strategic implications and operational benefits anticipated to result from the Merger and the other matters covered thereby, and have assumed, with your consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Merger) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. We have relied, at your direction, upon the assessments of the managements of BRF and Marfrig and the Independent Committee as to, among other things, the potential impact on BRF and Marfrig of macroeconomic, geopolitical, market, competitive and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the protein, agriculture, logistics and export industries and the geographic regions in which BRF and Marfrig operate, including with respect to prevailing and future interest rates and exchange rates, inflation, trade and tariff policy, commodity pricing and capital requirements, which are subject to volatility, fluctuations or other implications and which, if different than as assumed, could have a material impact on our analyses or opinion.

We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on BRF, Marfrig or the contemplated benefits of the Merger. Representatives of BRF have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We are not expressing any opinion or view with respect to accounting, tax, regulatory, legal or similar matters including, without limitation, as to tax or other consequences of the Merger or otherwise or changes in, or the impact of, applicable accounting standards, tax and other laws and regulations and governmental and legislative policies affecting BRF or Marfrig and we have relied, with your consent, upon the assessments of representatives of BRF as to such matters. Our opinion, as set forth herein, relates to the relative values of BRF and Marfrig. We are not expressing any opinion as to what the value of the Marfrig Common Stock or the BRF Common Stock actually will be when issued pursuant to the Merger or the price at which the Marfrig Common Stock or the BRF Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of BRF or Marfrig nor have we made any physical inspection of the properties or assets of BRF or Marfrig. We express no opinion as to the fairness of any statutory withdrawal rights available to shareholders of BRF or Marfrig in connection with the Merger, including the amount per share payable to dissenting shareholders pursuant to Brazilian corporate law, or the financial impact such rights may have on the value, financial position or capital structure of BRF, Marfrig or the combined company following the Merger. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of BRF, nor were we requested to consider, and our opinion does not address, the underlying business decision of BRF to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for BRF or the effect of any other transaction in which BRF might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Our opinion is not intended to be, nor should it be construed as, an expert opinion, projection or forecast report, or accounting, appraisal or evaluation report (laudo de avaliação) under the terms of, and has not been prepared for the purpose of, complying with any laws or regulations of Brazil or any jurisdiction outside Brazil, including, without limitation, (i) any regulations, recommendations or guidance opinions of the CVM or the Brazilian Central Bank, (ii) any provisions of the Brazilian Corporations Law (Federal Law No. 6.404, as amended), or (iii) any other self-regulatory rule applicable to Brazilian listed companies.

Citigroup Global Markets Brazil, Corretora de Câmbio, Titulos e Valores Mobiliários S.A. (“Citi”) has acted as financial advisor to the Independent Committee of BRF with respect to this opinion and will receive a fee for our services in connection with the delivery of this opinion. We and our affiliates in the past have provided, currently provide, and may in the future provide services to BRF, Marfrig and/or certain of their respective affiliates unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, acting as joint bookrunner on equity and debt capital markets transactions for BRF, acting as lender and counterparty to Marfrig and its affiliates in connection with structured trade finance, working capital and derivatives transactions, and providing both BRF and Marfrig with foreign exchange, cash management and treasury solutions. We and our affiliates may provide additional services to BRF, Marfrig and their respective affiliates in the future, for which we and such affiliates expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of BRF and Marfrig for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with BRF, Marfrig and their respective affiliates.

Our advisory services and the opinion expressed herein are provided solely for the information of the Independent Committee of BRF in its capacity as such, in its evaluation of the proposed Merger, and not with a view toward public disclosure under any securities laws or otherwise, and may not be relied upon by any third party or used for any other purpose. Our opinion is not intended to be and does not constitute advice or a recommendation to the Independent Committee, the Board of Directors, any stockholder or any other person as to how it should vote or act on any matters relating to the proposed Merger or otherwise. Our opinion and related material may not be quoted, referred to or otherwise disclosed, in whole or in part, nor may any public reference to Citi be made, without our prior written consent.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of BRF Common Stock (other than Marfrig and its affiliates).

This opinion is issued in the English language and reliance may only be placed on this opinion as issued in the English language. If any translations of this opinion are delivered, they are provided only for ease of reference, have no legal effect and Citi and its affiliates make no representation as to (and accept no responsibility for) the accuracy or completeness of any such translations.

Very truly yours,

/s/Citigroup Global Markets, Inc.

CITIGROUP GLOBAL MARKETS INC

ANNEX III TO THE BOARD OF DIRECTORS’ PROPOSAL

Fairness Opinion Prepared by Citigroup Global Markets

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Confidential

May 15, 2025

Independent Committee

BRF S.A.

Rua Jorge Tzachel, 475, Bairro Fazenda

Itajaí - SC, 88301-600, Brazil

Independent Committee:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of BRF S.A. (“BRF”) (other than Marfrig Global Foods S.A. (“Marfrig”) and its affiliates) of the Exchange Ratio (defined below) provided for pursuant to the terms and subject to the conditions set forth in the “Protocolo e Justificação de Incorporação das Ações de Emissão da BRF S.A. pela Marfrig Global Foods S.A.”, proposed to be entered into among BRF and Marfrig (the “Merger Agreement”).

As more fully described in the Merger Agreement, (i) Marfrig will acquire the outstanding common shares of BRF not already owned by Marfrig in a statutory share-for-share merger governed by Brazilian law (the “Merger”), and (ii) each outstanding share of common stock, without par value, of BRF (“BRF Common Stock”) (other than shares held by Marfrig and shares held in treasury by BRF) will be converted into the right to receive 0.8521 shares of common stock, without par value, of Marfrig (“Marfrig Common Stock”) (the “Exchange Ratio”). We understand that, in connection with the Merger and as contemplated by the parties, BRF and Marfrig each intend to declare and pay special dividends to their respective shareholders in aggregate amounts of R$3.52 billion and R$2.5 billion, respectively (the “Special Dividends”), prior to the effective time of the Merger. We further understand that the Exchange Ratio of 0.8521 already reflects the anticipated payment of the Special Dividends, and that if the actual dividend amounts paid differ from these amounts, the Exchange Ratio will be adjusted pursuant to a formula to be set forth in the Merger Agreement. For the avoidance of doubt, our opinion is based on, and relates solely to, the Exchange Ratio as currently contemplated, which gives effect to the Special Dividends as described above.

We understand that the Independent Committee was created by BRF’s Board of Directors pursuant to and in accordance with the Brazilian Securities and Exchange Commission (“CVM”) Guidance Opinion No. 35 of September 1, 2008, for the sole purpose of negotiating the Merger on behalf of BRF.

In arriving at our opinion, we reviewed a draft dated May 14, 2025 of the Merger Agreement and held discussions with the Independent Committee and certain senior officers, directors and other representatives and advisors of BRF and certain senior officers and other representatives and advisors of Marfrig concerning the businesses, operations and prospects of BRF and Marfrig. We examined certain publicly available business and financial information relating to BRF and Marfrig as well as certain financial forecasts and other information and data relating to BRF and Marfrig which were provided to or discussed with us by the respective managements of BRF and Marfrig, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of BRF and Marfrig to result from the Merger and reflected in adjustments to the forecasts and other information and data relating to BRF and Marfrig that were prepared at the direction of, and adopted by, the Independent Committee and presented to us by the Independent Committee, which instructed us to use such information for purposes of our analysis. For the avoidance of doubt, our reliance on such forecasts, including adjustments to management cases and any projections relating to strategic implications or synergies, is based solely on the direction and adoption of such materials by the Independent Committee. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of BRF Common Stock and Marfrig Common Stock; the historical and projected earnings and other operating data of BRF and Marfrig; and the capitalization and financial condition of BRF and Marfrig. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of BRF and Marfrig. We also evaluated certain potential pro forma financial effects of the Merger on Marfrig. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of BRF and Marfrig and the Independent Committee that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to BRF and Marfrig provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of BRF and Marfrig and by the Independent Committee that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Independent Committee and the managements of BRF and Marfrig as to the future financial performance of BRF and Marfrig, the potential strategic implications and operational benefits anticipated to result from the Merger and the other matters covered thereby, and have assumed, with your consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Merger) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. We have relied, at your direction, upon the assessments of the managements of BRF and Marfrig and the Independent Committee as to, among other things, the potential impact on BRF and Marfrig of macroeconomic, geopolitical, market, competitive and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the protein, agriculture, logistics and export industries and the geographic regions in which BRF and Marfrig operate, including with respect to prevailing and future interest rates and exchange rates, inflation, trade and tariff policy, commodity pricing and capital requirements, which are subject to volatility, fluctuations or other implications and which, if different than as assumed, could have a material impact on our analyses or opinion.

We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on BRF, Marfrig or the contemplated benefits of the Merger. Representatives of BRF have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We are not expressing any opinion or view with respect to accounting, tax, regulatory, legal or similar matters including, without limitation, as to tax or other consequences of the Merger or otherwise or changes in, or the impact of, applicable accounting standards, tax and other laws and regulations and governmental and legislative policies affecting BRF or Marfrig and we have relied, with your consent, upon the assessments of representatives of BRF as to such matters. Our opinion, as set forth herein, relates to the relative values of BRF and Marfrig. We are not expressing any opinion as to what the value of the Marfrig Common Stock or the BRF Common Stock actually will be when issued pursuant to the Merger or the price at which the Marfrig Common Stock or the BRF Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of BRF or Marfrig nor have we made any physical inspection of the properties or assets of BRF or Marfrig. We express no opinion as to the fairness of any statutory withdrawal rights available to shareholders of BRF or Marfrig in connection with the Merger, including the amount per share payable to dissenting shareholders pursuant to Brazilian corporate law, or the financial impact such rights may have on the value, financial position or capital structure of BRF, Marfrig or the combined company following the Merger. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of BRF, nor were we requested to consider, and our opinion does not address, the underlying business decision of BRF to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for BRF or the effect of any other transaction in which BRF might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Our opinion is not intended to be, nor should it be construed as, an expert opinion, projection or forecast report, or accounting, appraisal or evaluation report (laudo de avaliação) under the terms of, and has not been prepared for the purpose of, complying with any laws or regulations of Brazil or any jurisdiction outside Brazil, including, without limitation, (i) any regulations, recommendations or guidance opinions of the CVM or the Brazilian Central Bank, (ii) any provisions of the Brazilian Corporations Law (Federal Law No. 6.404, as amended), or (iii) any other self-regulatory rule applicable to Brazilian listed companies.

Citigroup Global Markets Brazil, Corretora de Câmbio, Titulos e Valores Mobiliários S.A. (“Citi”) has acted as financial advisor to the Independent Committee of BRF with respect to this opinion and will receive a fee for our services in connection with the delivery of this opinion. We and our affiliates in the past have provided, currently provide, and may in the future provide services to BRF, Marfrig and/or certain of their respective affiliates unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, acting as joint bookrunner on equity and debt capital markets transactions for BRF, acting as lender and counterparty to Marfrig and its affiliates in connection with structured trade finance, working capital and derivatives transactions, and providing both BRF and Marfrig with foreign exchange, cash management and treasury solutions. We and our affiliates may provide additional services to BRF, Marfrig and their respective affiliates in the future, for which we and such affiliates expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of BRF and Marfrig for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with BRF, Marfrig and their respective affiliates.

Our advisory services and the opinion expressed herein are provided solely for the information of the Independent Committee of BRF in its capacity as such, in its evaluation of the proposed Merger, and not with a view toward public disclosure under any securities laws or otherwise, and may not be relied upon by any third party or used for any other purpose. Our opinion is not intended to be and does not constitute advice or a recommendation to the Independent Committee, the Board of Directors, any stockholder or any other person as to how it should vote or act on any matters relating to the proposed Merger or otherwise. Our opinion and related material may not be quoted, referred to or otherwise disclosed, in whole or in part, nor may any public reference to Citi be made, without our prior written consent.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of BRF Common Stock (other than Marfrig and its affiliates).

This opinion is issued in the English language and reliance may only be placed on this opinion as issued in the English language. If any translations of this opinion are delivered, they are provided only for ease of reference, have no legal effect and Citi and its affiliates make no representation as to (and accept no responsibility for) the accuracy or completeness of any such translations.

Very truly yours,

/s/Citigroup Global Markets, Inc.

CITIGROUP GLOBAL MARKETS INC

ANNEX IV TO THE BOARD OF DIRECTORS’ PROPOSAL

Minutes of the Meetings of the Board of Directors, Independent Special Committee, Audit and Integrity Committee and Fiscal Council of BRF that deliberated on the Merger

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BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 25, 2025

1. DATE, TIME AND PLACE: Held on April 25, 2025, at 10:30 a.m., at the office of BRF S.A. (“BRF” or “Company”), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and via videoconference.

2. CONVENING AND ATTENDANCE: Summons waived due to the presence of all the members of the Board of Directors, namely, Mr. Marcos Antonio Molina dos Santos, Ms. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Marcos Fernando Marçal dos Santos, Ms. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti, Mr. Pedro de Camargo Neto and Mr. Márcio Hamilton Ferreira.

3. CHAIR AND SECRETARY: Chair: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Heraldo Geres.

4. AGENDA: 1. To acknowledge the letter sent to the Company by Marfrig Global Foods S.A. (“MGF”) on 04.24.2025 (“Letter”), in which it expresses its intention to explore a potential business combination between MGF and BRF (“Potential Transaction”); 2. To resolve on: (i) the creation of an Independent Special Committee (“Independent Committee”), in compliance with the provisions of CVM Guidance Opinion No. 35/2008 (“CVM Opinion 35”), for the purpose of analyzing and negotiating the terms and conditions of the Potential Transaction, including, but not limited to, the exchange ratio between the shares issued by BRF and MGF and to submit its recommendations to the Board of Directors; (ii) the appointment of the members of the Independent Committee; and (iii) the authorization for the Company’s management to assist the Independent Committee in its mission and proceed with the hiring of external advisors for the Independent Committee.

5. RESOLUTIONS: After reading, analyzing and discussing the matters included in the agenda, the members of the Board of Directors:

5.1. They stated that they were aware of the Letter sent to the Company by MGF on 04.24.2025, in which the latter expresses its intention to explore the Potential Transaction, which would result in the unification of the shareholder bases of BRF and MGF and whose implementation, in principle, would occur through the merger of the Company’s shares by MGF;

5.2. Approved, unanimously and without any reservation:

(i) The drafting of these minutes in the form of a summary.

(ii) The creation of the ad hoc Independent Committee, composed of three (3) members, all of whom shall be independent members of the Board of Directors. The Independent Committee will analyze and negotiate the terms and conditions of the Potential Transaction, including, but not limited to, the exchange ratio between the shares issued by BRF and MGF and submit its recommendations to the Board of Directors, in compliance with CVM Opinion 35, with the objective of contributing to the protection of the Company’s interests and ensuring that the transaction observes fair conditions for its shareholders. The Independent Committee may engage legal and financial advisors to assist it in the performance of its duties. The decisions of the Independent Committee shall be approved by a majority of its members. The Independent Committee shall have no executive or decision-making functions, and its opinions, proposals or recommendations shall be submitted to the Company’s Board of Directors.

(iii) The appointment of the following members of the Independent Committee: (a) Ms. Flávia Maria Bittencourt, Brazilian, in a stable union, chemical engineer, bearer of Identity Card RG No. 09.846.794-7 DETRAN/RJ, registered with the CPF/MF under No. 011.971.887-11, with business address at Avenida das Nações Unidas, No. 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000; (b) Mr. Augusto Marques da Cruz Filho, Brazilian, married, economist, bearer of Identity Card No. 5.761.837-9 SSP/SP, registered with the CPF/MF under No. 688.369.968-68, with business address at Avenida das Nações Unidas, No. 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000; and (c) Mr. Eduardo Augusto Rocha Pocetti, Brazilian, married, accountant, bearer of Identity Card RG No. 5.610.378-5 SSP/SP, registered with the CPF/MF under No. 837.465.368-04, with business address at Avenida das Nações Unidas, No. 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000. All of them are independent directors of the Company, as stated in the minutes of the Annual and Extraordinary General Meeting held on 03.28.2024. Mr. Augusto Marques da Cruz Filho will be responsible for coordinating the work of the Independent Committee. The members here named, who were present at this meeting, accepted their appointments. The members of the Independent Committee shall, in the performance of their duties, comply with the provisions of Law No. 6,404/1976 regarding the fiduciary duties of managers, always acting in the interest of the Company.

(iv) The authorization for the Company’s management to assist the members of the Independent Committee in their mission, as set forth in these minutes, as well as to hire external advisors to be appointed by the Independent Committee, subject to confidentiality agreements, considering the provisions of CVM Opinion 35 and the market practices usually accepted for transactions of similar size and the amounts involved in the Potential Transaction.

5.3. Stated that the Potential Transaction and the information related thereto are still strictly confidential, which is why they recommended to the members of the Independent Committee and the Company’s management to adopt the necessary measures to avoid the disclosure or leakage of information related to the Potential Transaction, in accordance with the applicable laws and regulations, especially CVM Resolution No. 44/2021.

6. DOCUMENTS FILED WITH THE COMPANY: Documents related to the items on the Agenda that support the resolutions taken by the members of the Board of Directors and/or the information provided during the meeting are filed at the Company’s headquarters.

7. ADJOURNMENT There being no further business to discuss, the meeting was adjourned, and these minutes were drawn up in the form of a summary, by means of electronic processing, which, after being read and approved, was signed by all the Board Members present.

São Paulo, April 25, 2025.

President and Secretary:

/s/ Marcos Antonio Molina dos Santos	/s/ Heraldo Geres
Marcos Antonio Molina dos Santos President	Heraldo Geres Secretary

Board Members:

/s/ Marcos Antonio Molina dos Santos	/s/ Marcia Aparecida Pascoal Marçal dos Santos
Marcos Antonio Molina dos Santos	Marcia Aparecida Pascoal Marçal dos Santos

/s/ Sergio Agapito Lires Rial	/s/ Augusto Marques da Cruz Filho
Sergio Agapito Lires Rial	Augusto Marques da Cruz Filho

/s/ Flávia Maria Bittencourt	/s/ Marcos Fernando Marçal dos Santos
Flávia Maria Bittencourt	Marcos Fernando Marçal dos Santos

/s/ Eduardo Augusto Rocha Pocetti	/s/ Pedro de Camargo Neto
Eduardo Augusto Rocha Pocetti	Pedro de Camargo Neto

/s/ Márcio Hamilton Ferreira
Márcio Hamilton Ferreira

*     *      *

BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 15, 2025

1.	DATE, TIME, AND LOCATION: The meeting was held on [15] of [May] 2025, at 2:00 p.m., at the offices of BRF S.A. (“BRF” or “Company”), located at Avenida das Nações Unidas, No. 14,401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and via videoconference.

2.	CONVENING AND ATTENDANCE: Convening was waived due to the presence of all members of the Board of Directors, namely Mr. Marcos Antonio Molina dos Santos, Ms. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Marcos Fernando Marçal dos Santos, Ms. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti, Mr. Pedro de Camargo Neto, and Mr. Márcio Hamilton Ferreira.

Also present were the following members of the Fiscal Council of the Company, in the form provided for in Article 163, § 3, of Law No. 6,404/1976 (“Corporation Law”): Messrs. Antônio Mathias Nogueira Moreira, Ricardo Florence dos Santos and Alexandre Eduardo de Melo.

3.	CHAIR AND SECRETARY: Chair: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Heraldo Geres.

4.	AGENDA: (i) to analyze and approve the Company’s Quarterly Financial Information for the quarter ended March 31, 2025 (“1st ITR/2025”); (ii) to review, analyze, and discuss the recommendation of the Independent Special Committee (“Independent Committee”), established by a resolution of the Board of Directors approved at a meeting held on April 25, 2025, in accordance with CVM Guidance Opinion No. 35/2008, to analyze and negotiate the terms and conditions of the potential business combination transaction between BRF and Marfrig Global Foods S.A., a publicly traded company with its registered office in the city of São Paulo, State of São Paulo, at Avenida Queiroz Filho, No. 1,560, Block 5 (Sabiá Tower), 3rd floor, Room 301, Vila Hamburguesa, CEP 05319-000, registered with the CNPJ/MF under No. 03.853.896/0001-40 (“MGF” and, together with the Company, “Companies”); (iii) to approve the “Plan of Merger of BRF S.A. Shares by Marfrig Global Foods S.A.” (“Plan of Merger”), to be executed between the Company and MGF, which sets forth the terms and conditions of the merger of all BRF shares issued by MGF (except those held by MGF), in accordance with Article 252 of Law No. 6,404/1976 (“Brazilian Corporations Law”) (“Merger”); (iv) to approve the Merger proposal, the effectiveness of which will be conditioned [to the verification (or waiver, as applicable) of the Condition Precedent (as defined in the Plan of Merger) and to the advent of the date on which the Merger will be deemed consummated, in the form of the Plan of Merger (“Closing Date”); (v) to ratify the appointment and engagement of the specialized company Apsis Consultoria Empresarial Ltda. (“Appraisal Company”), as responsible for preparing (a) the appraisal report, at market value, of the BRF shares to be merged by MGF (“Merger Appraisal Report”); (b) the appraisal report containing the calculation of the share exchange ratio for the non-controlling shareholders of BRF, based on the market value of the shareholders’ equity of Marfrig and BRF, both evaluated according to the same criteria and as of December 31, 2024, at market price, in accordance with the provisions of article 264 of the Brazilian Corporations Law (“264 Appraisal Report”) (vi) approve the Merger Appraisal Report; (vii) approve 264 Appraisal Report; (viii) approve the convening of the Extraordinary General Meeting to deliberate on matters related to the Merger and the respective Management Proposal; (ix) authorize the Company’s Board of Directors to perform all necessary acts to implement the Merger and other matters subject to this Meeting.

5.	RESOLUTIONS: The members of the Company’s Board of Directors approved, unanimously and without reservations or restrictions, the drafting of these minutes in summary form and resolved, after reading, analyzing, and discussing the matters on the agenda, as follows:

5.1.	Regarding item “(i)” of the Agenda, the Board Members, unanimously and without any reservations or restrictions, and in accordance with the recommendation of the Audit and Integrity Committee, approved the 1st ITR/2025, accompanied by the management report, the explanatory notes and the opinion of the independent auditors;

5.2.	With respect to items “(ii)” to “(viii)” of the Agenda, the Board Members, in view of the information set forth in the Independent Committee’s recommendation report (“Report”) and in the Fairness Opinion prepared by Citigroup Global Markets, which acted as Financial Advisor to the Independent Committee, indicating that the conditions negotiated for the Merger by the Independent Committee with the special independent committee formed by MGF, relating to the exchange ratio with the payment of dividends and/or interest on equity in the amounts negotiated by the Committee, are fair from a financial standpoint, unanimously and without any reservations approved:

i.	The Independent Committee’s favorable recommendation for the implementation of the Merger, in compliance with the conditions resulting from the negotiation with the special independent committee formed by MGF, as reflected in the Plan of Merger;

ii.	The Plan of Merger, authorizing the Company’s Board of Directors to execute the said instrument jointly with MGF’s management;

iii.	The proposal for the Merger, the effectiveness of which will be subject to the verification (or waiver, as applicable) of the Condition Precedent (as defined in the Plan of Merger) and the advent of the Closing Date, as per the Plan of Merger;

iv.	The appointment and hiring of the Appraisal Company, as responsible for preparing the Merger Appraisal Report and the 264 Valuation Report;

v.	The Merger Appraisal Report;

vi.	The 264 Appraisal Report;

vii.	The calling of the Extraordinary General Meeting to deliberate on the matters related to the Merger and the respective Management Proposal;

viii.	The convening of an Extraordinary General Meeting to deliberate on matters related to the Merger and the respective Management Proposal;

5.3.	Regarding item “(ix)” of the Agenda, the Board Members, unanimously and without any reservations or restrictions, authorized the Company’s Board of Directors to perform the necessary acts to implement the Merger and other matters approved at this Meeting.

6. DOCUMENTS FILED WITH THE COMPANY: The documents related to the matters on the Agenda that support the decisions made by the members of the Board of Directors and/or the information provided during the meeting will be filed at the Company’s headquarters.

7. CLOSING: Having nothing further to discuss, the meeting was adjourned, and these minutes were prepared in summary form through electronic processing, read, and approved, and signed by all the Board Members present.

São Paulo, May 15, 2025.

President and Secretary:

/s/ Marcos Antonio Molina dos Santos	/s/ Heraldo Geres
Marcos Antonio Molina dos Santos President	Heraldo Geres Secretary

Board Members:

/s/ Marcos Antonio Molina dos Santos	/s/ Marcia Aparecida Pascoal Marçal dos Santos
Marcos Antonio Molina dos Santos	Marcia Aparecida Pascoal Marçal dos Santos

/s/ Sergio Agapito Lires Rial	/s/ Augusto Marques da Cruz Filho
Sergio Agapito Lires Rial	Augusto Marques da Cruz Filho

/s/ Flávia Maria Bittencourt	/s/ Marcos Fernando Marçal dos Santos
Flávia Maria Bittencourt	Marcos Fernando Marçal dos Santos

/s/ Eduardo Augusto Rocha Pocetti	/s/ Pedro de Camargo Neto
Eduardo Augusto Rocha Pocetti	Pedro de Camargo Neto

/s/ Márcio Hamilton Ferreira
Márcio Hamilton Ferreira

*      *      *

BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE 1ST MEETING OF THE INDEPENDENT SPECIAL COMMITTEE

HELD ON APRIL 28, 2025

1. Date, Time and Place: Held on April 28, 2025, at 11:00 a.m., at the office of BRF S.A. (“BRF” or “Company”), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and via videoconference.

2. Participants:

(i) Members of the Independent Special Committee (“Independent Committee” or “Committee”): Augusto Marques da Cruz Filho (Chair), Eduardo Augusto Rocha Pocetti and Flávia Maria Bittencourt.

(ii) Representatives of the Company’s management: Heraldo Geres, Bruno Ferla and Rafael Braz

(iii) Representatives of Eizirik Advogados (“Legal Advisor”): Marcus de Freitas Henriques (who acted as Secretary of the meeting) and Juliana Botini Hargreaves Vieira

(iv) Representatives of Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“Financial Advisor”)

3. Background:

On April 24, 2025, Marfrig Global Foods S.A. (“MGF”) sent a letter to the Company expressing its intention to explore a potential business combination between BRF and MGF (jointly, “Companies”), which would result in the unification of the Companies’ shareholder bases and which would be preliminarily implemented through the merger of the shares issued by BRF by MGF (“Potential Transaction” and “Letter”).

On 04.25.2025, an Extraordinary Meeting of the Company’s Board of Directors was held (“BDM of 04.25.2025”), in which the Board Members became aware of the Correspondence. Subsequently, the members of the Board of Directors unanimously and without any reservation approved the creation of the ad hoc Independent Committee, composed of three (3) independent members of the Board of Directors. Ms. Flávia Maria Bittencourt, Mr. Eduardo Augusto Rocha Pocetti and Mr. Augusto Marques da Cruz Filho were appointed to join the Committee, who should also be responsible for coordinating the work of the Committee. As provided for in the minutes of the BDM of 04.25.2025, the Independent Committee will analyze and negotiate the terms and conditions of the Potential Transaction, including, but not limited to, the exchange ratio between the shares issued by BRF and MGF and submit its recommendations to the Board of Directors, in compliance with the provisions of CVM Guidance Opinion No. 35/2008 (“CVM Opinion 35”), with the objective of contributing to the protection of the Company’s interests and for the operation to observe fair conditions for its shareholders.

In the BDM of 04.25.2025, the members of the Board of Directors authorized the Company’s management to assist the members of the Independent Committee in their duties, including with regard to the hiring of external advisors to be appointed by the Committee, considering the provisions of CVM Opinion 35, the market practices usually accepted for transactions of similar size and the amounts involved in the Potential Transaction.

On April 25, 2025, the members of the Committee discussed the appointment of the following advisors to assist the Committee in the analysis and negotiation of the terms and conditions of the Potential Transaction: (i) Eizirik Advogados to act as Legal Advisor; and (ii) Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. to act as Financial Advisor (both jointly referred to as “Advisors”).

Also on 04.25.2025, Messrs. Augusto Marques da Cruz Filho and Eduardo Augusto Rocha Pocetti, authorized by Ms. Flávia Maria Bittencourt, contacted representatives of the Advisors to consult them about the feasibility of acting as advisors to the Committee and request the submission of a proposal for the provision of services.

Also on 04.25.2025, representatives of the Advisors held preliminary meetings, by videoconference, with Messrs. Augusto Marques da Cruz Filho and Eduardo Augusto Rocha Pocetti, in which they explained the scope of the services to be provided by them in relation to the Potential Transaction and undertook to send their fee proposals, which were subsequently received by the Company.

4. Summary of Work:

The meeting began only with the presence of the members of the Independent Committee, the representatives of the Company’s management and the representatives of the Legal Advisor. The members of the Committee ratified their agreement with the hiring of Eizirik Advogados as Legal Advisor.

Subsequently, the Legal Advisors advised the members of the Committee on the procedures and principles to be observed in the analysis of a transaction with parties related to the characteristics of the Potential Transaction, and the purpose of the Committee as one of the recommended instruments to ensure the independence of the transaction, pursuant to CVM Opinion 35. The Legal Advisors clarified that the final product of the Committee’s work will be a report with recommendations to the Board of Directors, which should contain the history of the negotiations and the analysis of the conditions proposed for the operation. In addition, the Legal Advisors exposed the scope of the services to be provided by them within the scope of the Potential Transaction.

The members of the Committee questioned the Company’s management representatives about the implications of the Potential Transaction for holders of American Depositary Receipts (ADRs) backed by shares issued by BRF, which are traded in the US. Mr. Heraldo Geres informed that the Simpson Thacher & Bartlett LLP (“Simpson Thacher”), which provides services to the Company related to issues related to ADRs, is already analyzing the matter and that a meeting of Simpson Thacher with the Independent Committee will be scheduled to address the matter.

At 11:30 am, the representatives of the Financial Advisor joined the meeting. The members of the Committee ratified their agreement with the hiring of Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. as Financial Advisor.

Next, the Financial Advisors exposed the scope of the services to be provided by them, which include (i) the issuance of a fairness opinion as to the fairness, from a financial point of view, of the amounts to be subject to the exchange ratio to be proposed for the Potential Transaction; and (ii) the usual financial advisory and investment banking services in the structuring and negotiation strategies of the Potential Transaction with MGF’s representatives.

Then, the members of the Committee, together with the Advisors, began to discuss the main stages of the Operation, based on the information contained in the Correspondence sent by MGF.

The Committee requested a meeting with MGF’s representatives to present its business model and other information about its results, strategies and future perspectives (“Management Presentation”), in addition to the meeting that should also be held for MGF to present its proposal for the terms and conditions of the Potential Transaction, including the exchange ratio. It was agreed that Mr. Heraldo Geres should contact representatives of FGM to schedule the meeting in question.

Mr. Geres also informed the members of the Committee that the Company is already in the process of hiring and engaging the companies that will be responsible for carrying out the evaluations of BRF’s net equity and market prices, in accordance with the provisions of articles 252 and 264 of Law No. 6,404/1976, and that it will keep the members of the Committee informed about the hiring and the evaluation work.

At the end of the meeting, it was reiterated that the Potential Transaction and the information related to it are still strictly confidential, which is why the necessary measures must be adopted by all involved to avoid the disclosure or leakage of information related to the Potential Transaction, in accordance with the applicable laws and regulations, especially CVM Resolution No. 44/2021.

5. Next Steps:

It was agreed that, soon, new meetings of the Committee and the Advisors will be scheduled (i) with representatives of MGF, both to carry out the Management Presentation and to submit the terms and conditions of the Potential Transaction; and (ii) with representatives of Simpson Thacher to provide clarifications on the implications of the Potential Transaction for ADR holders and any requirements to be observed in the scope of U.S. law and regulation depending on the Potential Transaction.

6. Adjournment

There being nothing more to discuss, the meeting was adjourned, and the drafting of the minutes in summary format was approved.

São Paulo, April 28, 2025.

Committee Members:

/s/ Augusto Marques da Cruz Filho
Augusto Marques da Cruz Filho

/s/ Eduardo Augusto Rocha Pocetti
Eduardo Augusto Rocha Pocetti

/s/ Flávia Maria Bittencourt
Flávia Maria Bittencourt

Secretary:

/s/ Marcus de Freitas Henriques
Marcus de Freitas Henriques

*        *         *

BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE 2ND MEETING OF THE INDEPENDENT SPECIAL COMMITTEE

HELD ON APRIL 29, 2025

1. Date, Time and Place: Held on April 29, 2025, at 2:00 p.m., at the office of BRF S.A. (“BRF” or “Company”), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and via videoconference.

2. Participants:

(i) Members of the Independent Special Committee (“Independent Committee” or “Committee”): Augusto Marques da Cruz Filho (Chair), Eduardo Augusto Rocha Pocetti and Flávia Maria Bittencourt

(ii) Representatives of the Company’s management: Heraldo Geres

(iii) Representatives of Eizirik Advogados (“Legal Advisor”): Juliana Botini Hargreaves Vieira (who acted as Secretary of the meeting)

(iv) Representatives of Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“Financial Advisor”)

(v) Representative of the Independent Committee of Marfrig Global Foods S.A. (“MGF”): Antonio Maciel

(vi) Representatives of JP Morgan, acting as financial advisor to MGF

3. Purpose of the Committee: To analyze and negotiate the terms and conditions of the potential business combination operation between the Company and MGF (“Potential Transaction”), according to correspondence sent by MGF to BRF on 04.24.2025.

4. Summary of Work:

In response to the request made by the Company’s Independent Committee at the meeting held on 04.28.2025, that a Management Presentation be held by MGF, the meeting on this date aimed at the presentation, conducted by MGF’s financial advisors, with the participation of the member of MGF’s Independent Committee, Mr. Antonio Maciel, on the following points: (i) Overview of the Potential Transaction with indication of similar preceding transactions; (ii) Rationale of the Potential Transaction; and (iii) Overview of MGF’s business, including its U.S. operations, through National Beef, and its operations in South America.

Initially, Mr. Antonio Maciel pointed out that the data to be presented do not yet consider future projections and that the perspective is that on 05.02.2025 MGF will present the initial financial proposal for the exchange ratio of the Potential Transaction, which will include the future financial projections as well as the model of the intended operation (“Proposal”).

Subsequently, MGF’s Financial Advisor began to lead the agenda of the presentation.

Regarding the Overview of the Potential Transaction, MGF confirmed that it aims at the business combination of MGF and BRF through the merger of the shares issued by the Company by MGF, based on an exchange ratio to be negotiated and which shall be adjusted by any dividend statements, both by MGF and BRF, before the closing of the transaction. As both BRF and MGF are listed on B3’s Novo Mercado, BRF’s shareholders, upon migrating to MGF’s shareholder base, will continue to be shareholders of a company listed on the Novo Mercado. In addition, with the merger of the shareholder bases of both companies, there will be an increase in the free float and liquidity of the shares.

MGF representatives also highlighted as principles of Potencial Transaction that its realization takes place with the highest level of governance and transparency, in accordance with the best market practices. An indicative schedule of the Potential Transaction was also presented.

When addressing the rationale for the Potential Transaction, MGF’s representatives highlighted the history of both MGF and BRF, MGF’s entry into the Company’s shareholder base in 2021, until it became BRF’s controlling shareholder in 2023. It was emphasized that the business combination between the companies will result in the creation of a world-leading company in the protein sector, considering the broad portfolio of relevant and complementary brands that they hold in the different segments of operation (fresh foods, processed foods, pet and other ingredients).

An overview of the potential synergies that will be achieved with the Potential Transaction from the perspective of revenues, costs, expenses, tax, operational and ESG aspects was also presented. Regarding the global reach of the combined companies, it was highlighted that MGF’s consolidated presence in North and South America, together with BRF’s strong presence in Brazil and the Middle East, will establish a combined global presence, enabling new markets and growth opportunities.

Next, the overview of MGF’s operations was presented, with mention of the main financial performance metrics (net revenue, gross profit and gross margin, as well as EBITDA and EBITDA margin) and its governance structure.

Subsequently, more specific considerations were made regarding National Beef’s operations, including: (i) operational indicators and key brands; (ii) overview of the production plants; (iii) the existing partnership between National Beef and US Premium Beef; (iv) Kansas City Steak Company overview; (v) National Beef’s operations in the Wet Blue leather industry; (vi) information on how the cattle cycle occurs in the USA, highlighting that cattle stock levels respect periodic cycles; (vii) National Beef’s competitive advantage over its major competitors in the North American market throughout market cycles; and (viii) financial performance data, such as sales volume, net revenue and EBITDA and EBITDA margin.

Subsequently, considerations were made regarding MGF’s operations in South America, including: (i) operational indicators and main brands; (ii) data on the sale of MGF’s industrial plants to Minerva, which took place in 2023, having been informed that (ii.1) the transaction was strategic aimed at optimizing the portfolio in South America and focusing operations on high value-added products; and (ii.2) after the transaction, an operational plan was executed that would be resulting in a recovery in sales volume, net revenue and EBITDA; (iii) information on FGM’s ESG practices; (iv) the structural advantages of cattle ranching in South America and the panorama of cattle exports in the region; and (v) MGF’s financial performance data in South America, including sales volume, net revenue and EBITDA.

Throughout the presentation, questions and requests for additional information and clarifications were made by the members of the Independent Committee and the Financial Advisor regarding the data presented.

5. Next Steps:

It was agreed that a new meeting will be held on 05.02.2025 to present the Proposal by MGF.

6. Adjournment

There being nothing more to discuss, the meeting was adjourned, and the drafting of the minutes in summary format was approved.

São Paulo, April 29, 2025.

Committee Members:

/s/ Augusto Marques da Cruz Filho
Augusto Marques da Cruz Filho

/s/ Eduardo Augusto Rocha Pocetti
Eduardo Augusto Rocha Pocetti

/s/ Flávia Maria Bittencourt
Flávia Maria Bittencourt

Secretary:

/s/ Juliana Botini Hargreaves Vieira
Juliana Botini Hargreaves Vieira

*       *         *

BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE 3RD MEETING OF THE INDEPENDENT SPECIAL COMMITTEE

HELD ON APRIL 30, 2025

1. Date, Time and Place: Held on April 30, 2025, at 11:00 a.m., at the office of BRF S.A. (“BRF” or “Company”), located at Avenida das Nações Unidas, nº 14.401, 22nd floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and via videoconference.

2. Participants:

(i) Members of the Independent Special Committee (“Independent Committee” or “Committee”): Augusto Marques da Cruz Filho (Chair) and Eduardo Augusto Rocha Pocetti

(ii) Representatives of the Company’s management: Heraldo Geres

(iii) Representatives of Eizirik Advogados (“Legal Advisor”): Marcus de Freitas Henriques (who acted as Secretary of the meeting) and Juliana Botini Hargreaves Vieira

(iv) Representative of Simpson Thacher & Bartlett LLP (Legal Advisor to the Committee on Matters Relating to U.S. Law): Grenfel S. Calheiros

3. Purpose of the Committee: To analyze and negotiate the terms and conditions of the potential business combination transaction between the Company and Marfrig Global Foods S.A. (“MGF”), according to correspondence sent by MGF to BRF on April 24, 2025 (“Potential Transaction”).

4. Summary of Work:

In response to the request made by the Company’s Independent Committee at the meeting held on April 28, 2025, the purpose of this date’s meeting was to present, conducted by a representative of Simpson Thacher & Bartlett LLP (“Simpson Thacher”), the implications of the Potential Transaction for holders of American Depositary Receipts – ADRs backed by shares issued by BRF, which are traded in the U.S., in light of U.S. laws and regulations.

In this regard, Simpson Thacher’s representative provided information and clarifications regarding the following issues: (i) rules that must be observed by foreign issuers that have ADRs traded in the U.S., in the context of corporate reorganization operations along the lines of the Potential Transaction; (ii) criteria for the application of the exemption from registration provided for in Rule 802 of the Securities and Exchange Commission – SEC; (iii) rules for the disclosure of information to be provided by the foreign issuer in the U.S. market, in case of application of the exemption; (iv) possible treatments to be granted to ADRs backed by shares issued by BRF, as a result of the Potential Transaction, considering the ADR programs adopted by BRF and MGF; and (v) procedures and deadlines that must be observed in relation to the Potential Transaction, to ensure that everything is done in an appropriate manner with respect to the holders of ADRs.

Mr. Heraldo confirmed during the meeting that the necessary steps had already been taken by BRF to verify the base of American investors holding ADRs and that the information that the exemption provided for in Rule 802 applies to the Potential Transaction had already been confirmed.

Throughout the presentation, questions and requests for information and clarification were made by the members of the Independent Committee regarding the issues addressed at the meeting.

In view of the information presented, the members of the Independent Committee noted that, from the perspective of the ADR holders, they did not foresee risks to the Potential Transaction, so they feel comfortable in proceeding with the negotiation with MGF. Simpson Thacher was asked to draft a memorandum with an overview of the issues addressed at the meeting, to be subsequently submitted to the Independent Committee.

The Independent Committee also requested that the hiring of Simpson Thacher as legal advisor to the Committee for matters related to U.S. law be recorded in the minutes, as well as to advise BRF on all disclosures and any necessary registrations in the U.S. market, in the context of the Potential Transaction, having validated the contractual conditions object of the respective fee proposal.

5. Closing:

There being nothing more to discuss, the meeting was adjourned, and the drafting of the minutes in summary format was approved.

São Paulo, April 30, 2025.

Committee Members:

/s/ Augusto Marques da Cruz Filho
Augusto Marques da Cruz Filho

/s/ Eduardo Augusto Rocha Pocetti
Eduardo Augusto Rocha Pocetti

Secretary:

/s/ Marcus de Freitas Henriques
Marcus de Freitas Henriques

*        *       *

BRF S.A. Publicly Traded Company CNPJ No. 01.838.723/0001-27 NIRE No. 42.300.034.240	MARFRIG GLOBAL FOODS S.A. Publicly Traded Company CNPJ No. 03.853.896/0001-40 NIRE No. 35.300.341.031

MINUTES OF THE 1ST JOINT MEETING OF THE INDEPENDENT SPECIAL COMMITTEES

HELD ON MAY 2, 2025

1. Date, Time and Place: Held on May 2, 2025, at 11:00 a.m., at the headquarters of BRF S.A. (”BRF” or ”Company”), located at Avenida das Nações Unidas, No. 14.401, 25th floor, Chácara Santo Antônio, ZIP Code 04794-000, City of São Paulo, State of São Paulo, and via videoconference.

2. Participants:

(i) Members of the Special Independent Committee ("BRF Independent Committee" or "BRF Committee"): Augusto Marques da Cruz Filho (Coordinator), Eduardo Augusto Rocha Pocetti and Flávia Maria Bittencourt.

(ii) Representatives of BRF management: Heraldo Geres and Bruno Ferla.

(iii) Representatives of Eizirik Advogados ("BRF Legal Advisor"): Marcus de Freitas Henriques (who acted as Secretary of the meeting) and Juliana Botini Hargreaves Vieira.

(iv) Representatives of Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. ("BRF Financial Advisor").

(v) Representative of the Independent Committee of Marfrig Global Foods S.A. ("MGF Independent Committee" and "MGF"): Antonio Maciel.

(vi) MGF management representative: Tang David.

(vii) Representatives of JP Morgan ("MGF Financial Advisor").

3. Agenda: To analyze and negotiate the terms and conditions of the potential business combination transaction between BRF and MGF, as per the correspondence sent by MGF to BRF on 24.04.2025 ("Merger").

4. Deliberations:

The scope of the meeting was for MGF to present the financial proposal for the Merger, including future financial projections and the modeling of the intended operation.

JP Mogan began the proceedings by informing that a presentation would be made in four (4) stages, covering the following points: (i) projections for National Beef, MGF's operations in South America and BRF; (ii) an overview of the synergies identified for the Merger; (iii) the rationale behind the projections presented; and (iv) the exchange ratio proposed by the MGF Independent Committee.

The first points of the agenda were led by Mr. Tang David.

Mr. Tang David began his presentation with projections for National Beef, including volume, price and EBITDA margin. He then went on to present projections for MGF's operations in South America, considering Brazil, Argentina and Uruguay. Considerations were also given to the sale of MGF's industrial plants to Minerva, as part of MGF's strategy of focusing on high value-added products. The outlook and projections for BRF were also presented.

The topic of synergies was then presented. It was pointed out that this topic would be presented in summary form and that, if necessary, a detailed meeting could be scheduled to specifically discuss this point. In summary, it was reported that 5 (five) main groups for capturing synergies had been identified, namely: revenues, costs, expenses, tax synergies and redomiciliation.

The topic of the rationale for the projections was then taken up by the JP Morgan representatives, who said that the projections had been made by MGF's management and subsequently reviewed by JP Morgan. JP Morgan informed that, after this review, it concluded that the projections would be consistent with the market and conservative, considering the particular characteristics of both National Beef and MGF's operations in South America, especially after the sales to Minerva.

Finally, JP Morgan presented the proposed exchange ratio (“Proposal”). It was requested that it be noted that the Proposal also contemplates, as part of the Merger, a distribution of dividends by both companies.

JP Morgan said it would send all the material used to formulate the projections to BRF’s Financial Advisor, so that the appropriate analyses and calculation simulations can be carried out. JP Morgan also made itself available to answer any questions that may arise in these analyses.

Throughout the presentation, there were several questions and requests for additional information and clarification from the members of BRF’s Independent Committee and its Financial Advisor regarding the projections and rationale adopted to formulate the Proposal.

5. Next steps:

It was agreed that, immediately after this joint meeting, the BRF Independent Committee would meet with its Advisors in order to align any points of doubt and possible divergences regarding the projections and that, after that, the Financial Advisors of BRF and MGF would start to interact directly in order to formulate the questions and clarifications required. Mr. Augusto also said that the intention of the BRF Independent Committee, after carrying out the necessary analyses in conjunction with its Financial Advisor, would be to give feedback on the Proposal at the beginning of next week.

6. Closing:

There being no further business, the meeting was adjourned and the drafting of the minutes in summary format was approved.

São Paulo, May 2, 2025.

Members of BRF’s Independent Committee:

/s/ Augusto Marques da Cruz Filho
Augusto Marques da Cruz Filho

/s/ Eduardo Augusto Rocha Pocetti
Eduardo Augusto Rocha Pocetti

/s/ Flávia Maria Bittencourt
Flávia Maria Bittencourt

Member of the MGF Independent Committee:

/s/ Antonio Maciel
Antonio Maciel

Secretary

/s/ Marcus de Freitas Henriques
Marcus de Freitas Henriques

*     *      *

BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE 4TH MEETING OF THE INDEPENDENT SPECIAL COMMITTEE

HELD ON MAY 02, 2025

1. Date, Time and Place: Held on May 2, 2025, at 12:20 p.m., at the office of BRF S.A. (“BRF” or “Company”), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and via videoconference.

2. Participants:

(i) Members of the Independent Special Committee (“Independent Committee” or “Committee”): Augusto Marques da Cruz Filho (Chair), Eduardo Augusto Rocha Pocetti and Flávia Maria Bittencourt.

(ii) Representatives of the Company’s management: Heraldo Geres and Bruno Ferla

(iii) Representatives of Eizirik Advogados (“Legal Advisor”): Marcus de Freitas Henriques (who acted as Secretary of the meeting) and Juliana Botini Hargreaves Vieira

(iv) Representatives of Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“Financial Advisor”)

3. Purpose of the Committee: To analyze and negotiate the terms and conditions of the potential business combination transaction between the Company and Marfrig Global Foods S.A. (“MGF”), according to correspondence sent by MGF to BRF on April 24, 2025 (“Potential Transaction”).

4. Summary of Work:

This meeting was held immediately after the 1st Joint Meeting of the Independent Special Committees of BRF and MGF, held on the same date, which aimed at the presentation by MGF of the financial proposal for the exchange ratio of the Potential Transaction, including the modeling of the Proposed Transaction (“Proposal”).

The members of the Independent Committee discussed with the Financial Advisor certain information presented by MGF and sought to carry out initial exercises of alternative exchange relations based on some changes in assumptions. Aspects related to the distribution of dividends that are the object of the Proposal were also discussed.

5. Next Steps:

At the end of the discussion, it was agreed that the Financial Advisor will analyze in detail the information presented by MGF to identify points of criticism and, based on this, formulate some possible alternative scenarios that may support a counterproposal. A new meeting of the Independent Committee with the Financial Advisor was scheduled, to continue discussions after this initial analysis, on 05.05.2025, in the morning.

6. Adjournment

There being nothing more to discuss, the meeting was adjourned, and the drafting of the minutes in summary format was approved.

São Paulo, May 2, 2025.

Committee Members:

/s/ Augusto Marques da Cruz Filho
Augusto Marques da Cruz Filho

/s/ Eduardo Augusto Rocha Pocetti
Eduardo Augusto Rocha Pocetti

/s/ Flávia Maria Bittencourt
Flávia Maria Bittencourt

Secretary:

/s/ Marcus de Freitas Henriques
Marcus de Freitas Henriques

*        *        *

BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE 5TH MEETING OF THE INDEPENDENT SPECIAL COMMITTEE

HELD ON MAY 05, 2025

1. Date, Time and Place: Held on May 5, 2025, at 9:30 a.m., at the office of BRF S.A. (“BRF” or “Company”), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and via videoconference.

2. Participants:

(i) Members of the Independent Special Committee (“Independent Committee” or “Committee”): Augusto Marques da Cruz Filho (Chair), Eduardo Augusto Rocha Pocetti and Flávia Maria Bittencourt.

(ii) Representatives of the Company’s management: Heraldo Geres and Bruno Ferla

(iii) Representatives of Eizirik Advogados (“Legal Advisor”): Marcus de Freitas Henriques (who acted as Secretary of the meeting) and Juliana Botini Hargreaves Vieira

(iv) Representatives of Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“Financial Advisor”)

3. Purpose of the Committee: To analyze and negotiate the terms and conditions of the potential business combination transaction between the Company and Marfrig Global Foods S.A. (“MGF”), according to correspondence sent by MGF to BRF on April 24, 2025 (“Potential Transaction”).

4. Summary of Work:

The purpose of this meeting was the presentation, by the Financial Advisor of the Independent Committee, of its preliminary analyses and recommendations regarding the financial proposal for the exchange ratio of the Potential Transaction (“Proposal”), presented by MGF at the 1st Joint Meeting of the Independent Special Committees of BRF and MGF, held on 05.02.2025 (“Joint Meeting”).

The Financial Advisor initially informed that, after the delivery of the Proposal, they began to analyze the information and the financial model of the Potential Transaction provided by JP Morgan, hired to act as financial advisor to MGF. They also informed that on 05.02.2025 certain clarifications and information were requested from JP Morgan and that on 05.04.2025 these requests were reiterated with some additional questions.

The Financial Advisor also reported that, on 05.03.2025, a conversation was held with Mr. Fabio Mariano (BRF’s Chief Financial and Investor Relations Officer) to better understand certain BRF numbers that were included in the Proposal. After this conversation, it was identified that there would be few variables subject to modification with regard to BRF’s projections object of the Proposal.

From this, the Financial Advisor began to present his analyses and criticisms in relation to the information received from FGM, having emphasized that the criticisms identified refer more to the assumptions adopted than to the calculation methodology.

Initially, the Financial Advisor presented, for comparative purposes with the exchange ratio of the Proposal, the history of what would be the exchange ratio of the Potential Transaction exclusively based on the price of the shares issued by BRF and MGF and the target price of market analysts over the last five (5) years. The Financial Advisor additionally presented, also for comparison purposes with the exchange ratio provided for in the Proposal, some references of transactions already carried out in the market with listed companies.

Subsequently, the Financial Advisor began to present his considerations regarding the projections on which the Proposal was based, starting with the growth of National Beef’s revenues.

Subsequently, the Financial Advisor considered the growth of revenues from MGF’s operations in South America (“Beef South America”). In addition, the growth curve of export prices was also discussed.

The Financial Advisor also made considerations about the SG&A (Selling, General and Administrative Expenses) estimates provided for in the Proposal and CAPEX for National Beef and Beef South America, comparing with realized and projected CAPEX values of competitors Tyson Foods and Minerva.

Finally, the Financial Advisor addressed BRF’s EBITDA and CAPEX estimates.

In a next step, the Financial Advisor and the Independent Committee discussed suggestions for revising certain assumptions of the Proposal, comparing them with the JP Morgan model.

Finally, the Financial Advisor, based on the assumptions reviewed jointly with the Independent Committee, presented a suggestion for a counterproposal from BRF for the exchange ratio of the Potential Transaction.

Throughout the presentation by the Financial Advisor, the members of the Independent Committee discussed the different adjustments to the projections suggested and the counterproposal formulated. In the end, they concluded that, before submitting a counterproposal to the MGF Independent Committee, it would be important to wait for the return of the answers and clarifications to the questions sent by the Financial Advisor to JP Morgan.

5. Next Steps:

At the end of the meeting, it was agreed that the Financial Advisor should contact JP Morgan to inform that the presentation of the counterproposal will occur only after the requested clarifications and information have been sent. A new meeting of the Financial Advisor with the Independent Committee was also scheduled at 3:00 p.m., on the same date, to continue the discussions.

6. Adjournment

There being nothing more to discuss, the meeting was adjourned, and the drafting of the minutes in summary format was approved.

São Paulo, May 5, 2025.

Committee Members:

/s/ Augusto Marques da Cruz Filho
Augusto Marques da Cruz Filho

/s/ Eduardo Augusto Rocha Pocetti
Eduardo Augusto Rocha Pocetti

/s/ Flávia Maria Bittencourt
Flávia Maria Bittencourt

Secretary:

/s/ Marcus de Freitas Henriques
Marcus de Freitas Henriques

*       *      *

BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE 6TH MEETING OF THE INDEPENDENT SPECIAL COMMITTEE

HELD ON MAY 05, 2025

1. Date, Time and Place: Held on May 5, 2025, at 3:00 p.m., at the office of BRF S.A. (“BRF” or “Company”), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and via videoconference.

2. Participants:

(i) Members of the Independent Special Committee (“Independent Committee” or “Committee”): Augusto Marques da Cruz Filho (Chair), Eduardo Augusto Rocha Pocetti and Flávia Maria Bittencourt.

(ii) Representatives of the Company’s management: Heraldo Geres and Bruno Ferla

(iii) Representatives of Eizirik Advogados (“Legal Advisor”): Marcus de Freitas Henriques (who acted as Secretary of the meeting)

(iv) Representatives of Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“Financial Advisor”)

3. Purpose of the Committee: To analyze and negotiate the terms and conditions of the potential business combination transaction between the Company and Marfrig Global Foods S.A. (“MGF”), according to correspondence sent by MGF to BRF on April 24, 2025 (“Potential Transaction”).

4. Summary of Work:

Following the 5th Meeting of the Independent Committee held at 9:30 a.m. on the same date, the members of the body met again with their Financial Advisor, to define the next steps regarding the financial proposal for the exchange ratio of the Potential Transaction, presented by MGF on 05.02.2025 (“Proposal”).

The Financial Advisor communicated that he received some additional information and clarifications from JP Morgan (MGF’s financial advisor), in response to the questions raised, and that he was informed by JP Morgan that another part of the information would be sent next.

The Independent Committee suggested that the Financial Advisor analyze the information received and have further conversations with JP Morgan that may be necessary during 05.05.2025.

5. Next Steps:

It was agreed that, after the talks between the Financial Advisors, a new joint meeting of the Independent Committees of BRF and MGF would be scheduled. In addition, Mr. Augusto Marques da Cruz Filho informed that he would contact Mr. Antonio Maciel, who is a member of MGF’s Independent Committee, to inform that it would not be possible to present a counterproposal from BRF on 05.05.2025, because the Company was still waiting for some information and clarifications from JP Morgan.

A new meeting of the Independent Committee with the Financial Advisor was also scheduled for 05.06.2025 at 12:30 pm.

6. Adjournment

There being nothing more to discuss, the meeting was adjourned, and the drafting of the minutes in summary format was approved.

São Paulo, May 5, 2025.

Committee Members:

/s/ Augusto Marques da Cruz Filho
Augusto Marques da Cruz Filho

/s/ Eduardo Augusto Rocha Pocetti
Eduardo Augusto Rocha Pocetti

/s/ Flávia Maria Bittencourt
Flávia Maria Bittencourt

Secretary:

/s/ Marcus de Freitas Henriques
Marcus de Freitas Henriques

*      *       *

BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE 7TH MEETING OF THE INDEPENDENT SPECIAL COMMITTEE

HELD ON MAY 06, 2025

1. Date, Time and Place: Held on May 6, 2025, at 12:30 pm via videoconference.

2. Participants:

(i) Members of the Independent Special Committee (“Independent Committee” or “Committee”): Augusto Marques da Cruz Filho (Chair) and Eduardo Augusto Rocha Pocetti

(ii) Representatives of the management of BRF S.A. (“BRF” or “Company”): Heraldo Geres and Bruno Ferla

(iii) Representatives of Eizirik Advogados (“Legal Advisor”): Marcus de Freitas Henriques (who acted as Secretary of the meeting) and Juliana Botini Hargreaves Vieira

(iv) Representatives of Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“Financial Advisor”)

3. Purpose of the Committee: To analyze and negotiate the terms and conditions of the potential business combination transaction between the Company and Marfrig Global Foods S.A. (“MGF”), according to correspondence sent by MGF to BRF on April 24, 2025 (“Potential Transaction”).

4. Summary of Work:

The purpose of this meeting was to make a new presentation, by the Financial Advisor of the Independent Committee, of its analyses and recommendations regarding the financial proposal for the exchange ratio of the Potential Transaction presented by MGF on 05.02.2025 (“Proposal”), with the adjustments and updates resulting from the responses and clarifications received so far by JP Morgan (financial advisor to the Independent Committee of the FGM).

The Financial Advisor reported: (i) what information was received from JP Morgan on 05.05.2025 and that needed to be reflected in the analyses regarding the Proposal, resulting in adjustments to the preliminary version that had been presented to the Independent Committee on 05.05.2025; (ii) what were the responses received from JP Morgan that did not have a significant impact on the analyses and adjustments to assumptions that had already been carried out previously; and (iii) the relevant items that are still pending response and clarification by JP Morgan, informing that for these the methodology for analyzing the Proposal that had already been considered was maintained.

Subsequently, the Financial Advisor began to make his considerations on the evaluations of BRF and MGF (in this case, segmented by Beef South America and Holding and National Beef), pointing out what has changed in relation to the initial presentation made to the Independent Committee at the meeting held on 05.05.2025 and indicating different scenarios of projections for EBITDA and Multiples that could be used as a basis to support the Independent Committee’s counterproposal.

Finally, the Financial Advisor presented his suggestion for a counterproposal for the exchange ratio object of the Proposal submitted by MGF.

The Financial Advisor also informed that there is already a meeting previously scheduled with JP Morgan for 05.07.2025 and that, if that were the case, he could try to bring forward a conversation with JP Morgan to 05.06.2025 itself.

Throughout the presentation of the considerations by the Financial Advisor, the members of the Independent Committee discussed the different adjustments to the projections suggested by the Financial Advisor and the counter-proposal formulated.

In the end, the Independent Committee approved that the Financial Advisor meet with JP Morgan to convey the Independent Committee’s view of the projections and submit the counter-proposal for an exchange ratio, based on the material that was presented by the Financial Advisor to the Independent Committee.

It was agreed that, at this first moment, the interactions would only be between the Financial Advisors, for subsequent involvement of the Independent Committees of BRF and MGF. In any case, Mr. Augusto Marques da Cruz Filho asked that JP Morgan be notified that he would be available in case of need to anticipate any meeting between the Independent Committees.

6. Adjournment

There being nothing more to discuss, the meeting was adjourned, and the drafting of the minutes in summary format was approved.

São Paulo, May 6, 2025.

Committee Members:

/s/ Augusto Marques da Cruz Filho
Augusto Marques da Cruz Filho

/s/ Eduardo Augusto Rocha Pocetti
Eduardo Augusto Rocha Pocetti

Secretary:

/s/ Marcus de Freitas Henriques
Marcus de Freitas Henriques

*        *       *

BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE 8TH MEETING OF THE INDEPENDENT SPECIAL COMMITTEE

HELD ON MAY 08, 2025

1. Date, Time and Place: Held on May 8, 2025, at 09:00 a.m., at the office of BRF S.A. (“BRF” or “Company”), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and via videoconference.

2. Participants:

(i) Members of the Independent Special Committee (“Independent Committee” or “Committee”): Augusto Marques da Cruz Filho (Chair)

(ii) Representatives of BRF’s management: Heraldo Geres and Bruno Ferla

(iii) Representatives of Eizirik Advogados (“Legal Advisor”): Marcus de Freitas Henriques (who acted as Secretary of the meeting) and Juliana Botini Hargreaves Vieira

(iv) Representatives of Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“Financial Advisor”)

3. Purpose of the Committee: To analyze and negotiate the terms and conditions of the potential business combination transaction between the Company and Marfrig Global Foods S.A. (“MGF”), according to correspondence sent by MGF to BRF on April 24, 2025 (“Potential Transaction”).

4. Summary of Work:

In view of the 2nd Meeting of the Independent Committees of BRF and MGF, scheduled for 05.08.2025, at 10:00 a.m., to negotiate the Potential Transaction, BRF’s Independent Committee held this preliminary meeting with its Financial Advisor to report the interactions between the Financial Advisor and JP Morgan, which acts as MGF’s financial advisor, since the 7th Meeting of BRF’s Independent Committee, held on 05.06.2025 (“7th Meeting”).

The Financial Advisor informed that, on 05.06.2025, a meeting was held with JP Morgan, in which the Financial Advisor’s views on the projections of BRF, National Beef and MGF’s operations in South America were transmitted, as well as the counterproposal discussed with the Independent Committee at the 7th Meeting. The Financial Advisor reported on the discussions with JP Morgan and the points that are still raising greater debate regarding the assumptions adopted.

It was agreed that the Independent Committee and the Financial Advisor will hear the considerations of the MGF Independent Committee and JP Morgan at the meeting scheduled for 10:00 a.m. and that, after that, new meetings may be held between the Independent Committees of BRF and MGF for business purposes.

6. Adjournment

There being nothing more to discuss, the meeting was adjourned, and the drafting of the minutes in summary format was approved.

São Paulo, May 8, 2025.

Committee Coordinator:

/s/ Augusto Marques da Cruz Filho
Augusto Marques da Cruz Filho

Secretary:

/s/ Marcus de Freitas Henriques
Marcus de Freitas Henriques

BRF S.A. Publicly Traded Company CNPJ No. 01.838.723/0001-27 NIRE No. 42.300.034.240	MARFRIG GLOBAL FOODS S.A. Publicly Traded Company CNPJ No. 03.853.896/0001-40 NIRE No. 35.300.341.031

MINUTES OF THE 2ND JOINT MEETING OF THE INDEPENDENT SPECIAL COMMITTEES

HELD ON MAY 8, 2025

1. Date, Time and Place: Held on May 8, 2025, at 10:00 a.m., at the headquarters of BRF S.A. (“BRF” or “Company”), located at Avenida das Nações Unidas, No. 14.401, 25th floor, Chácara Santo Antônio, ZIP Code 04794-000, City of São Paulo, State of São Paulo, and via videoconference.

2. Participants:

(i) Members of the Special Independent Committee (“BRF Independent Committee” or “BRF Committee”) of BRF: Augusto Marques da Cruz Filho (Coordinator).

(ii) Representatives of BRF management: Heraldo Geres and Bruno Ferla.

(iii) Representatives of Eizirik Advogados (“BRF Legal Advisor”): Marcus de Freitas Henriques (who acted as Secretary of the meeting) and Juliana Botini Hargreaves Vieira.

(iv) Representatives of Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“BRF Financial Advisor”).

(v) Representatives of the Independent Committee of Marfrig Global Foods S.A. (“MGF Independent Committee” and “MGF”): Antonio Maciel, Herculano Anibal and Roberto Silva.

(vi) Representatives of JP Morgan (“MGF Financial Advisor”).

3. Agenda: To analyze and negotiate the terms and conditions of the potential business combination transaction between BRF and MGF, as per the correspondence sent by MGF to BRF on 24.04.2025 (“Merger”).

4. Deliberations:

The scope of the meeting was the presentation by the MGF Independent Committee of a new proposal for the exchange ratio of the Merger (“New Proposal”), after discussions had been held with the BRF Financial Advisor to clarify doubts and questions regarding the first proposal submitted on 02.05.2025 (“Original Proposal”).

JP Mogan began the work by informing that it had analyzed the revised premises of the counter-proposal presented by BRF's Financial Advisor (“Counter-Proposal”) and that aspects that could be adjusted with a view to improving the exchange ratio for BRF, compared to the Original Proposal, were identified, which were then discussed with MGF's Independent Committee.

JP Morgan then presented the assumptions related to BRF, MGF's operations in South America and National Beef, which were adjusted based on the Counter-Proposal. A comparison of the main projections contained in the Counter-Proposal and the New Proposal was also presented. Finally, the exchange ratio between the shares issued by BRF and MGF, which are the object of the New Proposal, was presented.

JP Morgan informed that it would send the material related to the New Proposal to BRF's Financial Advisor.

Throughout JP Morgan's presentation, the members of the BRF and MGF Independent Committees and their respective Financial Advisors discussed different aspects of the projections contained in the Counter-Proposal and the New Proposal, pointing out the main points of disagreement on each side. The views of each side on the intrinsic values of BRF and MGF were debated. The synergies of the Merger that would have the potential to increase the value of the shares issued by the combined company were also discussed.

BRF's Independent Committee reported that, although the New Proposal had improved the exchange ratio for the Company, there were still aspects of the projections on which the New Proposal was based with which BRF disagreed.

5. Next steps:

It was agreed that the Financial Advisors should carry out new analyses and calculation simulations, based on the assumptions contained in the New Proposal, so that the Independent Committees of BRF and MGF could move forward in the negotiations. A new meeting was scheduled for May 8, 2025, at 3:00 p.m., to continue negotiating the terms and conditions of the Merger.

6. Closing:

There being no further business, the meeting was adjourned and the drafting of the minutes in summary format was approved.

São Paulo, May 8, 2025.

Coordinator of BRF's Independent Committee:

/s/ Augusto Marques da Cruz Filho
Augusto Marques da Cruz Filho

Members of the MGF Independent Committee:

Antonio Maciel
Antonio Maciel

/s/ Herculano Anibal
Herculano Anibal

/s/ Roberto Silva Waack
Roberto Silva Waack

Secretary

/s/ Marcus de Freitas Henriques
Marcus de Freitas Henriques

*     *     *

BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE 9TH MEETING OF THE INDEPENDENT SPECIAL COMMITTEE

HELD ON MAY 08, 2025

1. Date, Time and Place: Held on May 8, 2025, at 11:30 a.m., at the office of BRF S.A. (“BRF” or “Company”), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and via videoconference.

2. Participants:

(i) Members of the Independent Special Committee (“Independent Committee” or “Committee”): Augusto Marques da Cruz Filho (Chair) and Eduardo Augusto Rocha Pocetti

(ii) Representatives of BRF’s management: Heraldo Geres and Bruno Ferla

(iii) Representatives of Eizirik Advogados (“Legal Advisor”): Marcus de Freitas Henriques (who acted as Secretary of the meeting) and Juliana Botini Hargreaves Vieira

(iv) Representatives of Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“Financial Advisor”)

3. Purpose of the Committee: To analyze and negotiate the terms and conditions of the potential business combination transaction between the Company and Marfrig Global Foods S.A. (“MGF”), according to correspondence sent by MGF to BRF on April 24, 2025 (“Potential Transaction”).

4. Summary of Work:

This meeting took place immediately after the 2nd Joint Meeting of the Independent Special Committees of BRF and MGF, held on the same date at 10:00 a.m., which aimed at the presentation by MGF of the new proposal for the exchange ratio of the Potential Transaction (“New Proposal”).

The members of the Independent Committee discussed with the Financial Advisor certain information and assumptions reviewed by MGF, which resulted in the New Proposal.

The Independent Committee requested that the Financial Advisor carry out new analyses and exercises of alternative exchange ratios, based on aspects of the New Proposal that are still subject to divergence between the parties, in preparation for the new joint meeting of the Independent Committees, scheduled for 3:00 p.m., to continue the negotiation of the terms and conditions of the Potential Transaction. The Independent Committee has also discussed with the Financial Advisor the potential synergies that the Potential Transaction may generate.

At 12:00 pm the meeting was suspended, having resumed at 14:30 pm.

The Financial Advisor reported to the Independent Committee the analyses that were carried out regarding the assumptions object of the New Proposal and presented the points of criticism identified, as well as his recommendations for the negotiation of the exchange ratio of the Potential Transaction.

The Independent Committee, based on the recommendations of the Financial Advisor, has established a range of exchange ratio considered equitable for the Potential Transaction. It was agreed that, at the new meeting of the Independent Committees, scheduled for 3:00 p.m., the Independent Committee would try to conclude the negotiations related to the exchange ratio within that interval.

5. Adjournment:

There being nothing more to discuss, the meeting was adjourned, and the drafting of the minutes in summary format was approved.

São Paulo, May 8, 2025.

Committee Members:

/s/ Augusto Marques da Cruz Filho
Augusto Marques da Cruz Filho

/s/ Eduardo Augusto Rocha Pocetti
Eduardo Augusto Rocha Pocetti

Secretary:

/s/ Marcus de Freitas Henriques
Marcus de Freitas Henriques

*      *      *

BRF S.A. Publicly Traded Company CNPJ No. 01.838.723/0001-27 NIRE No. 42.300.034.240	MARFRIG GLOBAL FOODS S.A. Publicly Traded Company CNPJ No. 03.853.896/0001-40 NIRE No. 35.300.341.031

MINUTES OF THE 3RD JOINT MEETING OF THE INDEPENDENT SPECIAL COMMITTEES

HELD ON MAY 8, 2025

1. Date, Time and Place: Held on May 8, 2025, at 3:00 p.m., at the offices of BRF S.A. (“BRF” or “Company”), located at Avenida das Nações Unidas, No. 14.401, 25th floor, Chácara Santo Antônio, ZIP Code 04794-000, City of São Paulo, State of São Paulo, and via videoconference.

2. Participants:

(i) Members of BRF’s Special Independent Committee (“BRF Independent Committee” or “BRF Committee”): Augusto Marques da Cruz Filho (Coordinator) and Eduardo Augusto Rocha Pocetti

(ii) Representatives of BRF management: Heraldo Geres and Bruno Ferla

(iii) Representatives of Eizirik Advogados (“BRF Legal Advisor”): Marcus de Freitas Henriques (who acted as Secretary of the meeting) and Juliana Botini Hargreaves Vieira.

(iv) Representatives of Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“BRF Financial Advisor”)

(v) Representatives of the Independent Committee of Marfrig Global Foods S.A. (“MGF Independent Committee” and “MGF” and, together with the Company, “Companies”): Antonio Maciel, Herculano Anibal and Roberto Silva Waack

(vi) Representatives of JP Morgan (”MGF Financial Advisor”)

3. Agenda: To analyze and negotiate the terms and conditions of the potential business combination transaction between BRF and MGF, as per the correspondence sent by MGF to BRF on 24.04.2025 (“Merger”).

4. Deliberations:

The purpose of this meeting was to continue the negotiation of the terms and conditions of the Merger between the Independent Committees of BRF and MGF, following the presentation by the MGF Independent Committee of a new proposal for the exchange ratio of the Merger (“New Proposal”) at the 2nd Joint Meeting of the Independent Committees of BRF and MGF, held on the same date at 10:00 a.m. (“2nd Meeting”).

After the 2nd Meeting, the Independent Committees of BRF and MGF met with their respective Financial Advisors, with the aim of making new analyses regarding the assumptions that supported the New Proposal and, based on this, identifying possible points for revision and trying to reach an agreement between the parties regarding the exchange ratio of the Merger.

The Financial Advisors presented at the meeting the financial analyses that had been carried out and the points of adjustment identified on both sides. After all the debates and discussions, the members of the Independent Committees of BRF and MGF reached the following agreement on the exchange ratio of the Merger: (i) BRF shareholders (with the exception of MGF) will receive 0.8521 common shares issued by MGF for every 1 (one) common share issued by BRF held on the closing date of the Merger (“Proposed Exchange Ratio”); and (ii) this Proposed Exchange Ratio took into account the distribution of dividends and/or interest on equity in the gross amount of R$3.520,000,000.00 by BRF and R$2,500,000,000.00 by MGF, in both cases to be decided up to and including the closing date of the Merger (”Permitted Distributions”). The Proposed Exchange Ratio shall be adjusted exclusively (i) in the event of a stock split, reverse stock split or bonus of shares issued by any of the Companies; and/or (ii) in accordance with a methodology to be drawn up by the Financial Advisors to the Independent Committees of BRF and MGF that provides for a proportional adjustment in the event that the Permitted Distributions, by either Company, are in amounts different from what was agreed, it also being noted that any disbursement incurred by the Companies with the exercise of the right of withdrawal will reduce the Permitted Distributions by an equivalent amount, applied proportionally to BRF and MGF.

5. Next steps:

It was agreed that the Financial Advisors of BRF and MGF should work over the next few days on developing the methodology for adjusting the aforementioned Proposed Exchange Ratio. In addition, BRF’s Financial Advisor will submit the Proposed Exchange Ratio for review and approval by its internal committees, for the purpose of issuing a fairness opinion as to the fairness, from a financial point of view, of the Proposed Exchange Ratio. At the same time, BRF’s and MGF’s Legal Advisors will work on preparing the legal documents for the operation, notably the draft of the “Plan of Merger of BRF S.A. Shares by Marfrig Global Food S.A.” (“Plan of Merger”) for the operation. It was also agreed that, on 15.05.2025, meetings of the Independent Committees of BRF and MGF will be held with a view to deliberating on the exchange ratio of the Merger and on the terms and conditions of the Plan of Merger, as well as on the recommendation to be given to the boards of directors of BRF and MGF regarding the Plan of Merger.

6. Closing:

There being no further business, the meeting was adjourned and the drafting of the minutes in summary format was approved.

São Paulo, May 8, 2025.

(Signature page to follow.)

(Signature page of the Minutes of the 3rd Joint Meeting of the Independent Special Committees of BRF S.A. and MARFRIG GLOBAL FOODS S.A., held on May 8, 2025)

Members of BRF’s Independent Committee:

/s/ Augusto Marques da Cruz Filho
Augusto Marques da Cruz Filho

/s/ Eduardo Augusto Rocha Pocetti
Eduardo Augusto Rocha Pocetti

Members of the MGF Independent Committee:

/s/ Antonio Maciel
Antonio Maciel

/s/ Herculano Anibal
Herculano Anibal

/s/ Roberto Silva Waack
Roberto Silva Waack

Secretary

/s/ Marcus de Freitas Henriques
Marcus de Freitas Henriques

*       *       *

BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE 10TH MEETING OF THE INDEPENDENT SPECIAL COMMITTEE

HELD ON MAY 15, 2025

1. Date, Time and Place: Held on May 15, 2025, at 8:00 a.m., at the office of BRF S.A. (“BRF” or “Company”), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and via videoconference.

2. Participants:

(i) Members of the Independent Special Committee (“Independent Committee” or “Committee”): Augusto Marques da Cruz Filho (Chair), Eduardo Augusto Rocha Pocetti and Flávia Maria Bittencourt

(ii) Representatives of BRF’s management: Heraldo Geres

(iii) Representatives of Eizirik Advogados (“Legal Advisor”): Marcus de Freitas Henriques (who acted as Secretary of the meeting) and Juliana Botini Hargreaves Vieira

(iv) Representing Simpson Thacher & Bartlett LLP (Legal Advisor to the Committee on Matters Relating to U.S. Law): Grenfel S. Calheiros

(v) Representatives of Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“Financial Advisor”)

3. Purpose of the Committee: To analyze and negotiate the terms and conditions of the potential business combination between the Company and Marfrig Global Foods S.A. (“MGF” and, together with BRF, “Companies“), according to correspondence sent by MGF to BRF on 04.24.2025 (“Potential Transaction”).

4. Summary of Work:

The Independent Committee met on this date to resolve (i) on the issuance of a recommendation to BRF’s Board of Directors approving the Potential Transaction; and (ii) on the respective documents supporting the recommendation.

The Financial Advisor reported to the members of the Committee the interactions carried out with the financial advisor of the MGF Independent Committee, since the 3rd Joint Meeting of the Independent Committees of BRF and MGF (“Committees”), on 05.08.2025 (“3rd Meeting”), for the purpose of preparing the methodology for adjusting the exchange ratio of the Potential Transaction, which was negotiated by the Committees at that meeting.

The Financial Advisor also reported that, since the 3rd Meeting, interactions have been held with the management of BRF and MGF in order to evaluate in detail the synergies that are expected to be achieved for the company resulting from the Potential Transaction.

At the meeting, the Financial Advisor also presented to the Independent Committee the Fairness Opinion that attests to the fairness, from a financial point of view, of the conditions negotiated for the Potential Transaction between the Independent Committees of BRF and MGF related to the exchange ratio, which are: (i) BRF’s shareholders (with the exception of MGF) will receive 0.8521 common shares issued by MGF for each 1 (one) common share issued by BRF held on the closing date of the Potential Transaction (“Negotiated Exchange Ratio”); and (ii) this Negotiated Exchange Ratio took into account the distribution of dividends and/or interest on equity in the gross amount of R$3,520,000,000.00 by BRF and R$2,500,000,000.00 by MGF, in both cases to be resolved by the closing date of the Potential Transaction (inclusive) (“Permitted Distributions”). The Negotiated Exchange Ratio will be adjusted exclusively (i) in the event of a stock split, reverse split or share bonuses issued by any of the Companies; and/or (ii) in accordance with the methodology developed by the Financial Advisors, which has been presented to the Independent Committee and shall be included as an annex to the Recommendation Report of the Independent Committee to be presented to the Board of Directors. In accordance with the aforementioned methodology, any disbursement incurred by the Companies with the exercise of the right of withdrawal will reduce the Permitted Distributions by an equivalent amount, applied proportionally to the two Companies.

The Legal Advisor also submitted to the Independent Committee the draft of the Plan of Merger of the Potential Transaction, which was negotiated with MGF’s management (“Plan of Merger”), as well as the draft of the other documents to be disclosed to the market on the Potential Transaction, if it is approved by the Boards of Directors of the Companies.

The Independent Committee, by unanimous vote of its members, in view of the provisions of the Fairness Opinion and the draft Plan of Merger, approved recommending to BRF’s Board of Directors that it approve the Potential Transaction based on the Negotiated Exchange Ratio and payment of the Permitted Distributions, under the terms and conditions of the draft Plan of Merger.

Finally, the Independent Committee analyzed and approved the final version of the Report to be presented to the Board of Directors with the recommendation of the Committee approving the Potential Transaction, which is included in these minutes as an Annex.

5. Closing:

There being nothing more to discuss, the meeting was adjourned, and the drafting of the minutes in summary format was approved.

São Paulo, May 15, 2025.

Committee Members:

/s/ Augusto Marques da Cruz Filho
Augusto Marques da Cruz Filho

/s/ Eduardo Augusto Rocha Pocetti
Eduardo Augusto Rocha Pocetti

/s/ Flávia Maria Bittencourt
Flávia Maria Bittencourt

Secretary:

/s/ Marcus de Freitas Henriques
Marcus de Freitas Henriques

ANNEX TO THE MINUTES OF THE 10TH MEETING OF THE INDEPENDENT SPECIAL COMMITTEE

HELD ON MAY 15, 2025

RECOMMENDATION REPORT OF THE INDEPENDENT COMMITTEE

São Paulo, May 15, 2025.

To

BRF S.A.

Avenida das Nações Unidas, nº 14.401, 22nd floor, Chácara Santo Antônio

São Paulo – SP

Attention: Members of the Board of Directors

Ref.: Report with the Recommendation of the Independent Special Committee regarding the proposal for the acquisition of BRF S.A. Shares by Marfrig Global Foods S.A.

Dear Sirs,

The Independent Special Committee of BRF S.A. (“BRF” or “Company”), established by a resolution of the Board of Directors approved at a meeting held on April 25, 2025 (“BDM of 04.25.2025”), in accordance with CVM Guidance Opinion No. 35/2008 (“CVM Opinion 35”), to analyze and negotiate the terms and conditions of the business combination between the Company and Marfrig Global Foods S.A. (“MGF”) (the “Transaction” or “Reorganization”), as per the correspondence sent by MGF to BRF on April 24, 2025 (the “Independent Committee” or “Committee”), hereby submits this report to present its conclusions and recommendations (the “Report”).

1 – Description of the Proposed Transaction

MGF and BRF are publicly traded companies with shares listed on the segment known as “Novo Mercado” of B3 S.A. – Brasil, Bolsa, Balcão (“Novo Mercado”), and as of this date, MGF holds common shares of BRF representing approximately 53.09% of the Company’s voting capital.

The Transaction involves a business combination between BRF and MGF (collectively, the “Companies”), through the acquisition by MGF of all BRF shares not held by MGF, in exchange for the issuance to BRF shareholders (excluding MGF) of common shares of MGF, resulting in the transfer of BRF’s shareholder base to MGF and the conversion of BRF into a wholly-owned subsidiary of MGF, in accordance with Article 252 of Law No. 6,404/1976 (“Brazilian Corporations Law”).

2 – Procedures and Work of the Independent Committee

2.1 – Formation and Composition of the Independent Committee

Given that the Transaction involves a merger between a controlling company and a controlled company, as defined in Article 264 of the Brazilian Corporations Law, the Board of Directors of BRF, at the BDM of 04.25.2025, established the Committee to analyze and negotiate the terms and conditions of the Transaction, including, but not limited to, the exchange ratio between BRF and MGF shares, and to submit its recommendations to the Board of Directors, in compliance with CVM Opinion 35.

At the BDM of 04.25.2025, the following members were unanimously appointed by the Board of Directors of BRF to form the Committee: Mr. Augusto Marques da Cruz Filho, Ms. Flávia Maria Bittencourt, and Mr. Eduardo Augusto Rocha Pocetti, with Mr. Augusto Marques da Cruz Filho also designated to coordinate the Committee’s work.

The members appointed to the Committee are independent members of the Board of Directors, in accordance with the independence criteria set forth in the Novo Mercado Regulations and the regulations issued by the CVM, and have no personal interest in the Transaction.

The members of the Independent Committee believe that the governance procedures adopted during their work were adequate and sufficient to (i) ensure the independence of the Committee’s analysis, negotiations, and recommendations regarding the Transaction; and (ii) protect the interests of BRF and its minority shareholders.

2.2 – Advisors to the Committee

At the BDM of 04.25.2025, the members of the Board of Directors of BRF authorized the Company’s management to assist the members of the Independent Committee in their duties, including the hiring of external advisors to be nominated by the Committee, considering the provisions of CVM Opinion 35, market practices commonly accepted for transactions of similar size, and the values involved in the Transaction.

At a meeting held on April 28, 2025, the Committee approved the retainment of Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. to act as the financial advisor to the Committee in the Transaction (“Citigroup” or “Financial Advisor”).

The services provided by the Financial Advisor included: (i) issuing a fairness opinion on the financial equity of the proposed exchange ratio for the Transaction; and (ii) providing financial advisory and investment banking services in the structuring and negotiation strategies of the Transaction with MGF representatives.

At the meeting held on April 28, 2025, the Committee also approved the retainment of the law firm Eizirik Advogados to act as the legal advisor to the Committee (“Legal Advisor”).

Furthermore, given the existence of American Depositary Receipts – ADRs, backed by BRF common shares, traded on the U.S. stock market, the Committee, at a meeting held on April 30, 2025, additionally approved the retainment of Simpson Thacher & Bartlett LLP (“Simpson Thacher” and, together with the Legal Advisor and the Financial Advisor, “Advisors”), as the legal advisor to the Committee on matters related to U.S. law, including advising BRF on disclosures and any necessary filings of the Transaction with the Securities and Exchange Commission – SEC.

The Financial Advisor, in turn, retained its own legal advisors, who also analyzed legal aspects of the Transaction from the perspective of the Financial Advisor’s performance, namely: (i) the law firm Cescon Barrieu for issues related to Brazilian law; and (ii) the law firm Davis Polk for matters related to U.S. law.

2.3 – Summary of the Committee’s Work

From the formation of the Committee on April 25, 2025, to May 15, 2025, the Independent Committee held 10 (ten) meetings with its various Advisors, depending on the matters under analysis and discussion at each meeting. Additionally, 3 (three) joint meetings were held with the independent committee established by the Board of Directors of MGF (“MGF Committee”), to (i) discuss the rationale for the Transaction; (ii) present MGF’s business, including a detailed overview of its operations in South America and the U.S. through National Beef; (iii) discuss commercial, operational, and financial information related to the Companies; and (iv) negotiate the exchange ratio and other terms and conditions of the Transaction.

In parallel, the Advisors, with the Committee’s authorization, maintained interactions with representatives of the Companies’ management and with advisors hired by MGF, to analyze and review financial and legal aspects related to the Transaction, in accordance with the scope of each Advisor’s responsibilities.

The discussions held in the Committee meetings, as well as in the joint meetings with the MGF Committee, were duly recorded in minutes, which are available to the members of the Company’s Board of Directors and will be disclosed by BRF in accordance with CVM Resolution No. 81/2022.

3 – Negotiated Exchange Ratio and Fairness Opinion Prepared by the Financial Advisor

Following negotiations between the Independent Committees of BRF and MGF, the Committees agreed, in a joint meeting held on May 8, 2025, that the following exchange ratio for the Reorganization will apply: (i) shareholders of BRF (except MGF) will receive 0.8521 common shares issued by MGF for each 1 (one) common share issued by BRF held on the closing date of the Transaction (“Exchange Ratio”); and (ii) this Exchange Ratio took into account the distribution of dividends and/or interest on own capital in the gross amount of R$3,520,000,000.00 by BRF and R$2,500,000,000.00 by MGF, in both cases to be resolved up to and including the closing date of the Transaction (“Permitted Distributions”). The Exchange Ratio will be adjusted exclusively (i) in the event of a stock split, reverse split or share bonuses issued by any of the Companies; and/or (ii) in accordance with the methodology contained in the Annex I to this Report. In accordance with the aforementioned methodology, any disbursement incurred by the Companies with the exercise of the right of withdrawal will reduce the Permitted Distributions by an equivalent amount, applied proportionally to the two Companies.

On May 15, 2025, Citigroup presented to the Committee the final version of its fairness opinion on the proposed conditions for the Reorganization (“Fairness Opinion”), which is incorporated into this Report as Annex II, indicating that the negotiated conditions for the Transaction by the Committee, including the Exchange Ratio with the payment of dividends and/or interest on own capital in the above-mentioned amounts, are fair from a financial perspective.

For the issuance of the Fairness Opinion, Citigroup has analyzed: (i) publicly available financial and operational information relating to the Companies, as well as financial projections and other information and data provided or discussed with the respective management of the Companies, including estimates related to the potential strategic implications and operational benefits expected by the management of BRF and MGF as a result of the Transaction; (ii) the financial conditions of the Transaction in light of, among other factors, (ii.1) current and historical market prices and trading volumes of common shares issued by BRF and MGF; (ii.2) the historical and projected results and other operating indicators of the Companies; and (ii.3) the capital structure and the economic and financial situation of both Companies; (iii) the financial conditions of other public transactions deemed relevant as comparative parameters for the evaluation of the Transaction; (iv) certain publicly available financial information relating to other companies whose operations were considered comparable or relevant for the analysis of BRF and MGF’s business; and (v) certain financial effects pro forma of the Reorganization on FGM.

In a meeting held on May 15, 2025, the Committee, in the exercise of its duties, reviewed the Fairness Opinion and considered the financial analyses adequate to evaluate the fairness of the Exchange Ratio and the payment of dividends and/or interest on own capital from a financial perspective.

4 – Analysis of Certain Drafts of the Transaction Documents

The Legal Advisor, in the exercise of its duties, worked together with the management of the Companies and the advisors of MGF in the discussion and drafting of the Draft Plan of Merger for the Merger (“Plan of Merger”) and other legal documents related to the Transaction.

The Committee had the opportunity to review and discuss with the Legal Advisor the draft of the Plan of Merger, as well as other documents to be disclosed to the market regarding the Transaction, and concluded that the terms and conditions of the aforementioned documents are appropriate.

5 – Assumptions Adopted for the Committee’s Operations

For the purposes of negotiating and defining the Exchange Ratio, as well as the other terms and conditions of the Transaction, and also for the preparation of this Report, the Committee assumed that all documents and information provided by the management of the Companies are correct and true and that the company resulting from the Transaction will maintain high standards of corporate governance in line with those currently adopted by BRF and MGF, in line with the best market practices.

Throughout its work, the Independent Committee considered, among other relevant elements and information, the Fairness Opinion and other analyses conducted jointly with its Financial Advisor, as well as the draft of the Plan of Merger and analyses performed by the Legal Advisor and Simpson Thacher.

The Committee also adopted as assumptions for its operations that: (i) the work performed by the Advisors was free from any conflict of interest regarding the Transaction or the Companies; and (ii) there are no contracts, instruments, commitments, liabilities, material events, or any other information that has not been properly disclosed to the Committee and that could alter, compromise, or invalidate the conclusions, opinions, or positions issued in its deliberations.

It was not within the scope of the Committee’s work to carry out audits, independent investigations or analyses related to the obligations or contingencies of the Companies. Although no independent verification of the information provided by the Companies to the Committee has been carried out, there is no data or characteristics in the documents or information that would make the members of the Committee question its veracity or consistency.

Likewise, it was not incumbent on the Committee to evaluate or issue an opinion as to the validity, effectiveness or legal feasibility of the Transaction.

6 – Conclusion and Recommendation of the Committee

In light of the work described above and considering the contents of the Fairness Opinion and the draft of the Plan of Merger, the Committee, unanimously, recommends to the Board of Directors of BRF its favorable recommendation for the implementation of the Reorganization, subject to the following conditions, which were the subject of negotiation by the Independent Committee with the MGF Committee:

(i)	an Exchange Ratio under which the shareholders of BRF (except MGF) receive 0.8521 common shares issued by MGF for each 1 (one) common share issued by BRF held on the closing date of the Transaction;

(ii)	the distribution of dividends and/or interest on own capital in the gross amount of R$3,520,000,000.00 by BRF and R$2,500,000,000.00 by MGF, to be resolved in both cases up to and including the closing date of the Transaction; and

(iii)	the adjustment of the Exchange Ratio exclusively: (iii.1) in the event of a split, reverse split or share bonuses issued by any of the Companies; and/or (iii.2) in accordance with the methodology set forth in Annex I to this Report. In accordance with the aforementioned methodology, any disbursement incurred by the Companies with the exercise of the right of withdrawal will reduce the Permitted Distributions by an equivalent amount, applied proportionally to the two Companies.

The Committee believes that, if the above-referenced bases are adopted, the Transaction will be conducted on fair terms, adequately preserving the interests of BRF’s minority shareholders.

Respectfully,

Committee Members:

/s/ Augusto Marques da Cruz Filho
Augusto Marques da Cruz Filho

/s/ Eduardo Augusto Rocha Pocetti	/s/ Flávia Maria Bittencourt
Eduardo Augusto Rocha Pocetti	Flávia Maria Bittencourt

*     *     *

BRF S.A.

Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE AUDIT AND INTEGRITY COMMITTEE HELD ON MAY 15, 2025

1. DATE, TIME, AND LOCATION: The meeting was held on May 15, 2025, at 09:00 AM, at the offices of BRF S.A. (“BRF” or “Company”), located at Avenida das Nações Unidas, No. 14,401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo.

2. CALL AND ATTENDANCE: The meeting was waived due to the presence of all members of the Audit and Integrity Committee, namely: Augusto Marques da Cruz Filho (chair), Eduardo Augusto Rocha Pocetti and Esmir de Oliveira. Also present were (i) Mr. Heraldo Geres, representative of the Company’s management; (ii) Ms. Flávia Maria Bittencourt, member of the Independent Committee (mentioned below); and (iii) Mr. Marcus de Freitas Henriques and Ms. Juliana Botini Hargreaves Vieira, from the Eizirik Advogados law firm, who acts as legal advisor to the Independent Committee.

3. CHAIR AND SECRETARY: Chair: Augusto Marques da Cruz Filho. Secretary: Mr. Marcus de Freitas Henriques.

4. AGENDA: (i) Assessment of the Management’s proposals to submit to the Company’s Extraordinary General Meeting the resolution on the merger all of BRF’s Shares by Marfrig Global Foods S.A., a publicly-held company with registered offices in the city of São Paulo, State of São Paulo, at Avenida Queiroz Filho, No. 1,560, Block 5 (Torre Sabiá), 3rd floor, Room 301, Vila Hamburguesa, Zip Code 05319-000, registered with the CNPJ/MF under No. 03.853.896/0001-40 (“MGF” and, together with the Company, “Companies”), as provided for in article 252 of Law No. 6,404/1976 (“Brazilian Corporations Law”), in compliance with the terms of the “Plan of Merger for the Merger of BRF S.A. Shares by Marfrig Global Foods S.A.” (“Plan of Merger”), to be entered into between the Company and MGF.

5. RESOLUTIONS: At the beginning of the proceedings, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti and Ms. Flávia Maria Bittencourt (members of the Independent Special Committee) reported to Mr. Esmir de Oliveira that, by resolution of the Board of Directors approved at a meeting held on April 25, 2025, as provided for in CVM Guidance Opinion No. 35/2008, an Independent Special Committee was created to negotiate the terms and conditions of the Merger with the independent special committee formed by MGF (“Independent Committee”). The members of the Independent Committee presented to Mr. Esmir de Oliveira their work report, as well as the Fairness Opinion prepared by Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A., which acted as financial advisor to the Independent Committee, indicating that the conditions negotiated for the Merger by the Independent Committee with the special independent committee formed by MGF, regarding the exchange ratio with the payment of dividends and/or interest on equity in the amounts negotiated by the Committee, which are reflected in the Plan of Merger, are fair from a financial point of view (“Report” and “Fairness Opinion”).

After reading, analyzing, and discussing the supporting documents related to the items on the agenda, the members of the Audit and Integrity Committee:

5.1. By unanimous vote and without any reservations:

1.	Approved the drafting of these minutes in summary form;

2.	Considering the Report and the Fairness Opinion, recommended to the Board of Directors the approval of the proposed Merger, in accordance with the provisions of the Plan of Merger, to be submitted to the Extraordinary General Meeting of the Company.

6. DOCUMENTS FILED WITH THE COMPANY: The documents analyzed by the members of the Audit and Integrity Committee or related to the information presented during the meeting are to be filed at the Company’s headquarters.

7. CLOSING: Having nothing further to discuss, the Chair declared the meeting closed, and these minutes were drafted in summary form through electronic processing. After being read and approved, the minutes were signed by all members present.

São Paulo, May 15, 2025.

Chair and Secretary:

/s/ Augusto Marques da Cruz Filho	/s/ Marcus de Freitas Henriques
Augusto Marques da Cruz Filho Chair	Marcus de Freitas Henriques Secretary

Members of the Audit and Integrity Committee:

/s/ Augusto Marques da Cruz Filho	/s/ Eduardo Augusto Rocha Pocetti
Augusto Marques da Cruz Filho	Eduardo Augusto Rocha Pocetti

/s/ Esmir de Oliveira
Esmir de Oliveira

*     *     *

BRF S.A.

Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY FISCAL COUNCIL MEETING HELD ON MAY 15, 2025

1. DATE, TIME, AND LOCATION: The meeting was held on May 15, 2025, at 3:00 PM, at the offices of BRF S.A. (“BRF” or “Company”), located at Avenida das Nações Unidas, No. 14,401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo.

2. CALL AND ATTENDANCE: The call was properly conducted in accordance with the Internal Regulations of the Fiscal Council, with the attendance of all its members of the Fiscal Council in office, namely: Antônio Mathias Nogueira Moreira, Ricardo Florence dos Santos and Alexandre Eduardo de Melo.

3. CHAIR AND SECRETARY: Chair: Ricardo Florence dos Santos. Secretary: Mr. Heraldo Geres.

4. AGENDA: (i) Analysis and discussion of the Company’s Quarterly Financial Information for the quarter ended March 31, 2025 (“1st ITR 2025”); (ii) Provide an opinion, in accordance with Article 163, Paragraph III, of Brazilian Federal Law No. 6,404/1976, on the Management’s proposal to submit to the Company’s Extraordinary General Meeting the proposal for the acquisition of all BRF shares by Marfrig Global Foods S.A., a publicly traded company with its registered office in the city of São Paulo, State of São Paulo, at Avenida Queiroz Filho, No. 1,560, Block 5 (Sabiá Tower), 3rd Floor, Room 301, Vila Hamburguesa, CEP 05319-000, registered with the CNPJ/MF under No. 03.853.896/0001-40 (“MGF” and, together with the Company, “Companies”), in the form provided for in Article 252 of Law No. 6,404/1976 (“Brazilian Corporations Law”) (“Merger”), in compliance with the terms of the “Plan of Merger of BRF S.A. Shares by Marfrig Global Foods S.A.”, executed on May 15, 2025 between the Company and MGF (“Plan of Merger”).

5. RESOLUTIONS: After reading and analyzing the supporting documents regarding the matters included on the agenda, the members of the Fiscal Council, unanimously and without any reservations:

5.1. Approved the drafting of these minutes in summary form:

5.2. With respect to item “(i)” of the Agenda, took note of the 1st ITR/2025; and

5.3. With respect to item “(ii)” of the Agenda, the members of the Fiscal Council, after discussing the supporting documents presented, especially: (i) the recommendation of the Company’s Independent Special Committee, established by resolution of the Board of Directors, approved at a meeting held on April 25, 2025, as provided for in CVM Guidance Opinion No. 35/2008, to negotiate the terms and conditions of the Merger, approved at a meeting held on May 15, 2025; and (ii) the draft Plan of Merger, gave a favorable opinion, in the form of the opinion that constitutes Annex I to these Minutes, to the Management’s proposal to submit to the Company’s Extraordinary General Meeting a proposal for approval of the Merger, under the terms provided for in the Plan of Merger.

6. DOCUMENTS FILED WITH THE COMPANY: The documents analyzed by the members of the Fiscal Council or related to the information presented during the meeting are to be filed at the Company’s headquarters.

7. CLOSING: Having nothing further to discuss, the Chair declared the meeting closed, and these minutes were drafted in summary form through electronic processing, which, after being read and approved, were signed by all the Council members present.

São Paulo, May 15, 2025

Chair and Secretary:

/s/ Ricardo Florence dos Santos	/s/ Heraldo Geres
Ricardo Florence dos Santos Chair	Heraldo Geres Secretary

Fiscal Council Members:

/s/ Antônio Mathias Nogueira Moreira	/s/ Ricardo Florence dos Santos
Antônio Mathias Nogueira Moreira	Ricardo Florence dos Santos

/s/ Alexandre Eduardo de Melo
Alexandre Eduardo de Melo

Annex I to the Minutes of the Extraordinary Fiscal Council Meeting

Fiscal Council Recommendation – Merger of the Company’s Shares

The members of the Fiscal Council of BRF S.A. (“Company”), exercising their legal and statutory powers, in accordance with the provisions of article 163, item III, of Law No. 6,404/1976, examined the documents related to the proposal by the Company’s management to be submitted to the Company’s shareholders at an Extraordinary General Meeting (“EGM”) regarding the merger of the Company’s shares by Marfrig Global Foods S.A. (“MGF”) (“Merger”), especially (i) the recommendation of the Company’s Independent Special Committee, established by resolution of the Board of Directors approved at a meeting held on April 25, 2025, as provided for in CVM Guidance Opinion No. 35/2008, to negotiate the terms and conditions of the Merger of Shares, approved at a meeting held on May 15, 2025; (ii) the draft of the “Plan of Merger of Shares BRF S.A. shares by Marfrig Global Foods S.A.” (“Plan of Merger”). Based on the aforementioned analyses, the members of the Fiscal Council found that such proposal complies with the legal requirements and, unanimously and without reservations, voted in favor of its submission for deliberation by the shareholders at an Extraordinary General Meeting.

São Paulo, May 15, 2025

Fiscal Council Members:

/s/ Antônio Mathias Nogueira Moreira	/s/ Ricardo Florence dos Santos
Antônio Mathias Nogueira Moreira	Ricardo Florence dos Santos

/s/ Alexandre Eduardo de Melo
Alexandre Eduardo de Melo

ANNEX V - PRO FORMA FINANCIAL INFORMATION

Pro Forma Financial Statements of Marfrig Global Foods S.A.

(This annex starts on the next page.)

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Marfrig Global Foods S.A. Assurance report issued by an independent auditor on the compilation of consolidated pro forma financial information in accordance with CVM Resolution Instruction 78 of March 29, 2022. At December 31, 2024

Page 3 6 Contents Assurance report issued by an independent auditor on the compilation of consolidated pro forma financial information to comply with CVM Resolution Instruction 78 of March 29, 2022. Unaudited pro forma consolidated balance sheet as of December 31, 2024 Unaudited pro forma consolidated statement of income as of December 31, 2024 Management’s explanatory notes to the unaudited pro forma consolidated financial information as of December 31, 2024 9

Marfrig Global Foods S.A. Management’s Explanatory Notes to the Unaudited Pro Forma Consolidated Financial Information (In thousands of Brazilian reais, unless otherwise indicated) 9 A. Description of the Transaction and Basis for the Preparation of the Unaudited Pro Forma Consolidated Financial Information 1 Description of the Transaction Marfrig Global Foods S . A . is a publicly held company, registered as a Category “A” securities issuer with the Brazilian Securities and Exchange Commission (“CVM”), and listed on B 3 S . A . – Brasil, Bolsa, Balcão (“B 3 ”), with its shares admitted for trading in the B 3 segment known as “Novo Mercado” (“Novo Mercado”) . BRF S . A . (“BRF”) is also a publicly held company, registered as a Category “A” securities issuer with the CVM, and listed on B 3 , with its shares likewise traded on the Novo Mercado . As of this date, Marfrig holds 849 , 526 , 130 common shares issued by BRF, representing approximately 53 . 09 % of BRF’s voting capital stock (i . e . , excluding treasury shares held by BRF) . The transaction involves the Merger, by Marfrig Global Foods S . A . (“Marfrig” or the “Company”), of all outstanding BRF S . A . (“BRF” or the “Company”) shares not already held by Marfrig as of the Closing Date, in exchange for the issuance of common shares of Marfrig to BRF’s shareholders (excluding Marfrig), in accordance with the Share Exchange Ratio, resulting in the transfer of BRF’s shareholder base to Marfrig (“Share Merger”) . As a result of the Share Merger, BRF will become a wholly owned subsidiary of Marfrig . The purpose of the Share Merger is to create one of the world’s largest animal protein conglomerates, with a strong presence in both domestic and international markets, portfolio diversification, scale, efficiency, and sustainability — delivering significant benefits to Marfrig and BRF (jointly referred to as the “Companies”), their shareholders, customers, suppliers, employees, and other stakeholders . The transaction is expected to generate operational, financial, and strategic synergies, enhance the value of the Brazilian food industry, and contribute to the country’s socioeconomic development . It also enables the simplification and optimization of the corporate and administrative structure of the economic group to which the Companies belong, by eliminating or reducing redundant costs and improving or facilitating access to capital required for the execution of their business plans . In this context, the transaction is expected to deliver substantial strategic value through the Share Merger, accelerating the global consolidation of their businesses and strengthening their brands through a robust multi - protein platform, including, among other factors : (i) strengthening the Companies’ positions as leaders in the global food market ; (ii) strategic expansion into new markets, maximizing growth opportunities and commercial synergies, including cross - selling initiatives ; and (iii) increasing the scale and diversification of operations, enhancing resilience and mitigating risks arising from sector seasonality and macroeconomic variables .

Marfrig Global Foods S.A. Management’s Explanatory Notes to the Unaudited Pro Forma Consolidated Financial Information (In thousands of Brazilian reais, unless otherwise indicated) 2 Terms and Conditions of the Share Merger 1. Share Exchange Ratio . As a result of the Share Merger, BRF shareholders (excluding Marfrig) will receive 0 . 8521 common shares issued by Marfrig for each one (1) common share issued by BRF held as of the Closing Date (“ Share Exchange Ratio ”) . 1. Independent Committees . Considering that the Share Merger is a transaction between a controlling company, Marfrig, and its controlled company, BRF, and in accordance with CVM Guidance Opinion No . 35 , the BRF Independent Committee was established . Its role was to negotiate the Share Exchange Ratio and other terms and conditions of the transaction involving both Companies, and to submit its recommendation to BRF’s Board of Directors . Additionally, the Marfrig Independent Committee was responsible for the initial proposal and subsequent negotiation of the Share Exchange Ratio with BRF’s Independent Committee . Accordingly, the Share Exchange Ratio was thoroughly negotiated between the Independent Committees, taking into account the fair value of both Companies . The recommendation of the Share Exchange Ratio was approved by both Independent Committees in meetings held on May 15 , 2025 . In issuing a favorable recommendation for the transaction, the Independent Committees considered, with the support of their external advisors, a variety of factors . Thus, the Share Exchange Ratio was not determined based on a single criterion, but rather a combination of several criteria . 2. Fractional Shares . Any fractional shares of Marfrig common stock resulting from the Share Merger will be grouped into whole numbers and subsequently sold in the spot market managed by B 3 , following the consummation of the Share Merger, in accordance with a notice to be timely disclosed to the market by Marfrig . The net proceeds from such sale, after deducting applicable fees, will be distributed to the former BRF shareholders entitled to such fractional shares, proportionally to their interest in each share sold . 3. Permitted Distributions . The negotiation and determination of the Share Exchange Ratio took into consideration the payment of dividends and/or interest on equity in the gross amount of : (i) R $ 3 , 520 , 000 , 000 . 00 ((three billion five hundred and twenty million Brazilian reais) by BRF ; and R $ 2 , 500 , 000 , 000 . 00 (two billion five hundred million Brazilian reais) by Marfrig, in both cases to be declared up to and including the Closing Date (collectively, the “Permitted Distributions”) . 4. No shares will be issued by Marfrig as a result of the Share Merger in relation to any BRF shares held in treasury, which will be cancelled by BRF by the Closing Date . 5. Adjustments . The Share Exchange Ratio shall be adjusted exclusively in the event of : (i) stock splits, reverse stock splits, or share bonuses issued by either Company ; and/or (ii) as provided under the methodologies set forth in the Merger Protocol and Justification . Pursuant to the methodology, any disbursements incurred by the Companies due to the exercise of withdrawal rights shall reduce the Permitted Distributions by an equivalent amount, applied proportionally to both Companies . 6. The substitution of BRF shares underlying the American Depositary Shares (ADSs) representing BRF common shares in connection with the Share Merger shall be carried out in accordance with the terms of the applicable deposit agreement . 10

Marfrig Global Foods S . A . Management’s Explanatory Notes to the Unaudited Pro Forma Consolidated Financial Information (In thousands of Brazilian reais, unless otherwise indicated) 2. Capital Stock of BRF . The capital stock of BRF amounts to R $ 13 , 653 , 417 , 953 . 36 (thirteen billion, six hundred and fifty - three million, four hundred and seventeen thousand, nine hundred and fifty - three reais and thirty - six centavos), divided into 1 , 682 , 473 , 246 (one billion, six hundred and eighty - two million, four hundred and seventy - three thousand, two hundred and forty - six) common shares, all registered, book - entry and with no par value, of which 849 , 526 , 130 (eight hundred and forty - nine million, five hundred and twenty - six thousand, one hundred and thirty) are already held by Marfrig and 82 , 162 , 633 (eighty - two million, one hundred and sixty - two thousand, six hundred and thirty - three) are held in treasury by BRF and, therefore, shall not be entitled to receive Marfrig shares as a result of the Share Merger . 3. Share Merger at Market Value . The Share Merger will result in an increase in Marfrig's shareholders’ equity in the amount of R $ 14 , 933 , 103 , 366 . 87 (fourteen billion, nine hundred thirty - three million, one hundred three thousand, three hundred sixty - six Brazilian reais and eighty - seven cents), supported by the value attributed to the BRF - issued shares to be merged into Marfrig (i . e . , excluding BRF treasury shares and BRF shares already held by Marfrig), based on the Share Merger Valuation Report and considering the elimination of Marfrig’s existing investment in BRF . It is certain that the amount of (i) R $ 4 , 977 , 203 , 352 . 18 (four billion, nine hundred seventy - seven million, two hundred three thousand, three hundred fifty - two Brazilian reais and eighteen cents) will be allocated to Marfrig’s capital stock account ; and (ii) the remaining amount will be allocated to Marfrig’s capital reserve account . 4. Increase in Marfrig’s Capital Stock . As of the date of this Protocol and Justification, Marfrig’s capital stock amounts to R $ 10 , 491 , 577 , 961 . 00 (ten billion, four hundred and ninety - one million, five hundred and seventy - seven thousand, nine hundred and sixty - one reais), divided into 857 , 928 , 119 (eight hundred and fifty - seven million, nine hundred and twenty - eight thousand, one hundred and nineteen) common shares, all registered, book - entry and with no par value . As a result of the allocation to Marfrig’s capital stock account, on the Closing Date, Marfrig’s capital stock will be R $ 15 , 468 , 781 , 313 . 18 (fifteen billion, four hundred and sixty - eight million, seven hundred and eighty - one thousand, three hundred and thirteen reais and eighteen centavos), it being understood that the number of shares to be issued by Marfrig shall observe the Share Exchange Ratio . 1. The Share Merger will involve the issuance by Marfrig of 639 , 743 , 458 (six hundred and thirty - nine million, seven hundred and forty - three thousand, four hundred and fifty - eight) common shares, to be subscribed by the officers of BRF on behalf of BRF’s then shareholders (except Marfrig) on the Closing Date, pursuant to Article 252 , paragraph 2 , of the Brazilian Corporations Law . 2. As a result of the capital increase and the issuance of shares by Marfrig, Article 5 , caput, of Marfrig’s bylaws shall henceforth read as follows, subject to possible adjustments : “Article 5 – The Company’s capital stock, fully subscribed and paid - in, is R $ 15 , 468 , 781 , 313 . 18 (fifteen billion, four hundred and sixty - eight million, seven hundred and eighty - one thousand, three hundred and thirteen reais and eighteen centavos), divided into 1 , 497 , 671 , 577 (one billion, four hundred and ninety - seven million, six hundred and seventy - one thousand, five hundred and seventy - seven) common shares, all registered, book - entry and with no par value . ” 11

Marfrig Global Foods S . A . Management’s Explanatory Notes to the Unaudited Pro Forma Consolidated Financial Information (In thousands of Brazilian reais, unless otherwise indicated) 2 . 4 . 3 In the event of adjustments to the Share Exchange Ratio, it shall be the responsibility of Marfrig’s Board of Directors to approve, ad referendum of the first general shareholders’ meeting of the Company to be held after the Closing Date, a new amendment to the caput of Article 5 of the Company’s bylaws, to reflect the number of shares into which the Company’s capital stock shall be divided as a result of the Share Merger, as per the delegation of powers to the Marfrig Board to be resolved by Marfrig’s Extraordinary General Meeting . 5. Share Rights . The common shares to be issued by Marfrig as a result of the Share Merger will grant their holders the same rights and advantages currently attached to the common shares issued by BRF, and therefore the issuance and subscription of such shares shall not result in any modification to the voting rights, dividends, or any other political or economic rights currently attached to BRF’s common shares, with full participation in all benefits, including dividends and capital remuneration to be declared by Marfrig after the Closing Date . 6. Absence of Cross Shareholding . In the context of the Share Merger, there shall be no cross shareholding between the Companies considering that (i) BRF does not currently hold and will not hold, on the Closing Date, any shares issued by Marfrig ; and (ii) any BRF shares held in treasury will be cancelled by the Closing Date and, therefore, shall not be entitled to receive Marfrig shares . 7. Absence of Succession . The Share Merger shall not result in the absorption by Marfrig of any assets, rights, properties, obligations or liabilities of BRF, which will fully retain its legal personality, and there shall be no succession between the Companies . Accordingly, the condensed consolidated pro forma financial information for the fiscal year ended December 31, 2021 reflects the acquisition of the equity interests and consolidation. 12 3 Basis for Preparation of the Unaudited Pro Forma Consolidated Financial Information The unaudited pro forma consolidated financial information of Marfrig Global Foods S . A . demonstrates the effect related to the merger of all BRF shares not held by Marfrig . This unaudited pro forma consolidated financial information was compiled in accordance with Technical Guidance OCPC 06 – Presentation of Pro Forma Financial Information, as approved by CVM Deliberation 709 / 13 . The unaudited pro forma consolidated financial information was compiled by the Company’s management to illustrate the impact of the transaction presented in Explanatory Note No . 39 “Subsequent Events” to the individual (parent company) and consolidated interim financial statements for the period ended March 31 , 2025 , and the material fact released by Marfrig Global Foods S . A . on May 15 , 2025 , considering the completion of the share merger transaction, and was prepared using accounting criteria to reflect the share merger transaction at cost value, as it is carried out within the same economic group (intragroup), according to the current accounting practices . Additionally, the unaudited pro forma consolidated financial information does not include adjustments based on estimates and judgments such as management’s operating practices and decisions . The unaudited condensed pro forma consolidated financial information presented herein is based on : (a) the financial statements of Marfrig Global Foods S . A . for the fiscal year ended December 31 , 2024 , prepared in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), audited by Grant Thornton Auditores Independentes Ltda, who issued an unqualified audit report on February 26 , 2025 . These consolidated financial statements already reflect the consolidation of BRF S . A . , as it is already a subsidiary of the Company .

Marfrig Global Foods S . A . Management’s Explanatory Notes to the Unaudited Pro Forma Consolidated Financial Information (In thousands of Brazilian reais, unless otherwise indicated) The unaudited pro forma consolidated financial information was compiled by the Management of Marfrig Global Foods S . A . to illustrate the impact of the likely merger of all BRF S . A . shares not held by Marfrig Global Foods S . A . , through which BRF will become a wholly - owned subsidiary of Marfrig Global Foods S . A . , on the consolidated balance sheet of Marfrig Global Foods S . A . as if the Transaction had occurred on December 31 , 2024 , and for the consolidated income statements as of January 1 , 2024 . The unaudited pro forma consolidated financial information for the fiscal year ended December 31 , 2024 is based on assumptions considered reasonable by Management and should be read in conjunction with the consolidated financial statements of Marfrig Global Foods S . A . The unaudited pro forma consolidated financial information is presented solely for illustrative purposes of the share merger transaction . They are not intended to represent the actual consolidated results of operations or the financial position of Marfrig Global Foods S . A . had the proposed transaction occurred on the assumed dates . Furthermore, they are not indicative of future operating results or financial position . In addition, it is important to note that such unaudited pro forma consolidated financial information does not reflect, for example, tax planning, incremental costs inherent to the new structure, or any potential benefit/burden generated by the transaction . The unaudited pro forma consolidated balance sheet, considering its purpose, assumes that the consideration due for the transaction would already have been paid upon the merger of BRF S . A . shares if the transaction had occurred on December 31 , 2024 . This unaudited pro forma consolidated financial information was approved by the Board of Directors on May 15, 2025. 13 B. Pro forma Adjustments The unaudited pro forma consolidated financial information was prepared and presented based on the historical consolidated financial statements of Marfrig Global Foods S . A . , and the pro forma adjustments were determined based on assumptions and estimates which we believe are reasonable, and therefore, the actual effects of these transactions will differ from the pro forma adjustments defined herein . The historical consolidated financial statements were adjusted to reflect the pro forma events that are (i) directly attributable to the share merger transaction, (ii) factually supportable, and (iii) expected to have a recurring impact on the consolidated results of operations . The purpose of this pro forma adjustment is to reflect the merger of all BRF shares not held by Marfrig . The share merger transaction was carried out between entities under common control, that is, for accounting purposes, it qualifies as a transaction within the same economic group . Therefore, it does not reflect a fair value adjustment of the assets and liabilities recorded in the accounts, since for this type of transaction the requirements of CPC 15 – Business Combinations do not apply . Accordingly, considering the conclusion of the share merger transaction, the necessary pro forma adjustments were the incorporation of all BRF shares not held by Marfrig, increase of Marfrig’s share capital, distribution of dividends and interest on equity, reduction of the non - controlling shareholders’ interest, and expenses related to transaction costs . The unaudited pro forma consolidated financial information was prepared under the assumption that Marfrig Global Foods S . A . came to hold full ownership of BRF S . A . These adjustments are merely illustrative and do not represent any actual impact on the audited historical consolidated financial statements of Marfrig Global Foods S . A . , being prepared solely for better understanding of the transaction’s effects on the equity structure and results of the pro forma consolidated financial information of Marfrig Global Foods S . A . No other relevant pro forma adjustments were identified that would impact the unaudited pro forma consolidated financial statements beyond the effects discussed above .

Marfrig Global Foods S.A. Management’s Explanatory Notes to the Unaudited Pro Forma Consolidated Financial Information (In thousands of Brazilian reais, unless otherwise indicated) 14 (a) Financial Investments and marketable securities 1 - Payment of dividends by BRF to Non - Controlling Shareholders in the amount of R$1,742,657, equivalent to 49.5073% of R$3,520,000. 2 - Payment of dividends by MARFRIG in the amount of R$2,500,000. 3 - Estimated total costs of the Share Merger amount to R $ 24 , 000 , including expenses related to publications, auditors, appraisers, legal and financial advisors, and other professionals hired to assist with the Share Merger, totaling R $ 15 , 840 net of tax effects ; (b) Deferred income tax and social contribution 1 – Recognition of deferred taxes related to operating expenses recorded in the statement of income (P&L); (c) Share capital 1 - Capital increase in the amount of R$4,977,203 arising from the share merger between MARFRIG and BRF; (d) Capital reserve and treasury shares 1 - Increase in capital reserve in the amount of R$9,955,900 and goodwill in the amount of (R$2,718,519) referring to the capital transaction arising from the incorporation of shares between Marfrig and BRF; (e) Earnings reserve 1 - Payment of dividends by MARFRIG in the amount of R$2,500,000. (f) Non - controlling Interest 1 - Due to MARFRIG increasing its ownership in BRF to 100%, there was a reduction in non - controlling interests.

Marfrig Global Foods S.A. Management’s Explanatory Notes to the Unaudited Pro Forma Consolidated Financial Information (In thousands of Brazilian reais, unless otherwise indicated) 15 C. Explanation added to the English language version The accompanying Unaudited Pro Forma Consolidated Financial Information has been translated into English from the original Portuguese version prepared for local purposes . Certain accounting practices adopted by the Company, which comply with accounting standards in Brazil, may not conform to generally accepted accounting principles in other countries where these financial statements may be used . * * *

STATEMENT BY THE DIRECTORS ON THE ECONOMIC AND FINANCIAL SITUATION OF MARFRIG GLOBAL FOODS S.A.

Article 6, paragraph 3, item II, of CVM Resolution 78/2022

In compliance with article 6, paragraph 3, item II, of CVM Resolution 78/2022, the board of directors of Marfrig Global Foods S.A. ("Marfrig"), considering Marfrig's interim financial information for the period ended March 31, 2025, declares that Marfrig's economic and financial situation has not changed in a material way since the base date of the financial statements for the fiscal year ended December 31, 2024.

São Paulo, June 20, 2025.

/s/ Rui Mendonça Júnior	/s/ Tang David
Rui Mendonça Júnior	Tang David
Chief Executive Officer	Chief Administrative, Financial and Investor Relations Officer

/s/ Rodrigo Marçal Filho
Rodrigo Marçal Filho
Executive Officer

Statement by the Directors on the Economic and Financial Situation of BRF S.A.
Article 6, paragraph 3, item II, of CVM Resolution 78/2022

In compliance with the provisions of article 6, paragraph 3, item II, of CVM Resolution 78/2022, the executive board of BRF S.A. ("BRF" or "Company"), considering BRF's interim financial information for the period ended March 31, 2025, declares that BRF's economic and financial situation has not changed materially since the base date of the financial statements for the fiscal year ended December 31, 2024.

São Paulo, June 20, 2025.

Miguel de Souza Gularte	/s/ Miguel de Souza Gularte
Global Chief Executive Officer

Fábio Luis Mendes Mariano	/s/ Fábio Luis Mendes Mariano
Chief Financial and Investor Relations Officer

Artêmio Listoni	/s/ Artêmio Listoni
Director Vice-President of Industrial Operations and Logistics

Fábio Duarte Stumpf	/s/ Fábio Duarte Stumpf
Director Vice-President of Agribusiness and Quality

Heraldo Geres	/s/ Heraldo Geres
Director Vice-President of Legal Brazil, Tax, People and Compliance

Leonardo Campo Dallorto	/s/ Leonardo Campo Dallorto
Director Vice-President of International Markets and Planning

Manoel Reinaldo Manzano Martins Junior	/s/ Manoel Reinaldo Manzano Martins Junior
Director Vice-President of Commercial Brazil

Marcel Sacco	/s/ Marcel Sacco
Director Vice-President of Marketing and New Business

ANNEX VI TO THE BOARD OF DIRECTORS’ PROPOSAL

Information on the Merger indicated in Annex I to CVM Resolution No. 81/2022

1. Plan of Merger of the transaction, in accordance with articles 224 and 225 of Brazilian Federal Law No. 6,404 of 1976.

The “Plan of Merger of BRF S.A. Shares by Marfrig Global Foods S.A.” entered into by the boards of directors of Marfrig Global Foods S.A. (“Company” or “Marfrig”) and BRF S.A. (“BRF” and, together with the Company, the “Companies”) on May 15, 2025 (“Plan of Merger”) is attached as Annex I to the management proposal for the Extraordinary Shareholders’ Meeting to be held on June 18, 2025 (“Management Proposal”) and is available on the websites of the Company (ri.marfrig.com.br), the Brazilian Securities and Exchange Commission (“CVM”) (www.gov.br/cvm) and B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br)..

2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by existing companies or resulting from the transaction, filed at the company’s headquarters or to which the company’s controller is a party

Not applicable.

3. Description of the transaction, including:

a. Terms and conditions

The transaction consists of the incorporation by the Company of all the shares issued by BRF not held by the Company on the Closing Date (as defined below), in exchange for the delivery to BRF shareholders (with the exception of the Company) of common shares issued by the Company, in accordance with the Exchange Ratio (as defined below), with the consequent transfer of BRF’s shareholder base to the Company, in accordance with article 252 of Law no. 6,404, of December 15, 1976 (“Brazilian Corporations Law” and “Merger”, respectively). Upon completion of the Merger, BRF will become a wholly-owned subsidiary of the Company.

b. Obligations to compensate:

i. The directors of any of the companies involved

Not applicable.

ii. If the transaction is not completed

Not applicable.

c. Comparative table of the rights, advantages and restrictions of the shares of the companies involved or resulting, before and after the transaction

The rights, advantages and restrictions of the common shares issued by the Company will not be altered as a result of the Merger.

All shares issued by BRF will be held by the Company and BRF shareholders will receive common shares issued by the Company, in accordance with the Exchange Ratio.

Below is a table comparing the rights, advantages and restrictions of the shares issued by the Company and BRF. It should be noted that the rights, advantages and restrictions arising from ownership of the aforementioned shares will not be altered within the scope of the Merger.

Rights, benefits and restrictions	Company	BRF
Right to dividends	Shareholders shall be entitled to receive, each year, as dividends, a minimum mandatory percentage of 25% (twenty-five percent) of the net profit for the year, with the following adjustments: (i) the decrease in the amounts set aside in the year for the constitution of the legal reserve and contingency reserves; and (ii) the increase in the amounts resulting from the reversal, in the year, of previously formed contingency reserves.	After deducting any accumulated losses and the provision for income tax from the result of each fiscal year, before any participation, shareholders will be entitled to receive 25% (twenty-five percent) as a minimum mandatory dividend, adjusted in accordance with article 202 of the Brazilian Corporations Law, to be attributed to all BRF shares.
Voting rights	Full	Full
Convertibility	No	No
Right to capital reimbursement	Yes	Yes
Description of the characteristics of the capital repayment	In the event of the Company’s liquidation, after paying all its obligations, the shareholders will receive the payments relating to the reimbursement of the capital invested in proportion to their respective holdings in the share capital. In the event that the law grants a shareholder the right to withdraw from a general meeting, the amount of the reimbursement due to the shareholder will be determined by dividing the value of the net equity, as calculated in the last individual financial statements approved at the general meeting, by the total number of shares issued by the Company, without prejudice to the possibility of drawing up a special balance sheet, when applicable under the terms of the Brazilian Corporations Law.	In the event of BRF’s liquidation, after paying all its obligations, the shareholders will receive the payments relating to the reimbursement of the capital invested in proportion to their respective holdings in the share capital. In the event that the law grants a dissenting shareholder the right to withdraw from a general meeting, the amount of the reimbursement due to the shareholder will be determined by dividing the value of the net equity, as calculated in the last individual financial statements approved at the general meeting, by the total number of shares issued by BRF, without prejudice to the possibility of drawing up a special balance sheet, when applicable under the terms of the Brazilian Corporations Law.
Restrictions on circulation	No	No
Conditions for changing the rights granted by such securities	In accordance with the Brazilian Corporations Law, neither the Company’s bylaws nor the resolutions adopted by the shareholders at the General Meeting may deprive its shareholders of the following rights: (i) the right to participate in the distribution of profits; (ii) to participate, in proportion to their participation in the share capital, in the distribution of any assets remaining in the event of liquidation; (iii) preference in the subscription of shares, debentures convertible into shares or subscription warrants, except in certain circumstances provided for in the Brazilian Corporations Law; (iv) to supervise, in the manner provided for in the Brazilian Corporations Law, the management of the Company’s business; and (v) to withdraw from the Company, in the cases provided for in the Brazilian Corporations Law.	In accordance with the Brazilian Corporations Law, neither the Company’s bylaws nor the resolutions adopted by the shareholders at the General Meeting may deprive its shareholders of the following rights: (i) the right to participate in the distribution of profits; (ii) to participate, in proportion to their interest in the share capital, in the distribution of any assets remaining in the event of liquidation; (iii) preference in the subscription of shares, debentures convertible into shares or subscription warrants, except in certain circumstances provided for in the Brazilian Corporations Law; (iv) to supervise, in the manner provided for in the Brazilian Corporations Law, the management of the company’s business; and (v) to withdraw from BRF, in the cases provided for in the Brazilian Corporations Law.
Possibility of redemption	No	No

d. Possible need for approval by debenture holders or other creditors

Not applicable.

e. Active and passive elements that will form each portion of the assets, in the event of a split

Not applicable.

f. Intention of the resulting companies to obtain registration as a securities issuer

Not applicable, given that both Companies are already registered as securities issuers, category “A”, with the CVM.

4. Plans for conducting corporate business, particularly with regard to specific corporate events that are intended to be promoted

There are no decisions or plans by management on this date regarding specific corporate events that are intended to be promoted after the consummation of the Merger. However, the management of the Companies is studying potential optimizations in the corporate structure of the group that will be formed, aiming at efficiency and reduction of redundant costs.

Additionally, upon completion of the Merger, BRF will become a wholly owned subsidiary of MGF, so that the shares issued by BRF will no longer be traded on the B3 segment called “Novo Mercado” (“Novo Mercado”), the American Depositary Shares (“ADSs”) representing common shares issued by BRF will no longer be traded on the New York Stock Exchange – NYSE and BRF will have its registration under the Securities Exchange Act of 1934 terminated. The shares issued by MGF are already admitted to trading on the Novo Mercado.

5. Analysis of the following aspects of the transaction:

a. Description of the main expected benefits, including: (i) Synergies; (ii) Tax benefits; and (iii) Strategic advantages

The Merger aims to create a global food company based on a multi-protein platform, strong presence in the domestic and international markets, portfolio diversification, scale, efficiency and sustainability, providing significant benefits for both Companies, their shareholders, customers, suppliers, employees and other stakeholders, generating operational, financial and strategic synergies.

Additionally, the Companies understand that the Merger allows for the simplification and optimization of the administrative and corporate structure of the economic group to which the Companies belong, eliminating or reducing redundant costs, as well as improving or facilitating access to the capital necessary for the development of their business plans.

In this sense, the Companies foresee significant strategic value added to the Merger, driving the global consolidation of their businesses and strengthening their brands through a robust multi-protein platform, including, among others, (i) solidifying the Companies’ presence as a dominant force in the global food market; (ii) strategic expansion into new markets, maximizing growth opportunities and commercial synergies, including cross-selling initiatives; (iii) increasing the scale and diversification of their operations, improving resilience and mitigating risks arising from the seasonality of the sector and macroeconomic variables.

The Companies have identified potential synergies in the context of the Merger. Such synergies include:

•	increased revenue and reduced costs in the estimated amount of R$485 million per year, resulting from the acceleration of cross-selling opportunities, including volumes and other commercial fronts through logistical capillarity and brand strength, and synergies in the supply chain (raw materials, packaging and inputs);

•	reduction of expenses in the estimated amount of R$320 million per year, resulting from the commercial and logistics structure, the consolidation of a single operating system and the optimization of the corporate structure; and

•	consequent tax optimization in the estimated amount of R$3 billion, at net present value.

b. Costs

It is estimated that the total costs of the Merger will be approximately R$24 million, including expenses with publications, auditors, appraisers, legal and financial advisors and other professionals hired to provide advice on the Merger.

c. Risk factors

The Company’s management does not foresee any relevant risks for the implementation of the Merger, other than those usually incident to the Companies’ daily activities and compatible with their sizes and operations.

The market value of the shares issued by the Company and MGF is subject to changes up to the Closing Date and, in the case of shares issued by MGF, also after the consummation of the Merger due to a series of factors that are beyond the control of the Companies.

The success of the Merger will depend, in part, on the ability of the group to which the Companies belong to reduce its expenses and optimize its processes due to the simplification of its corporate structure and consolidation of the business. There is no certainty, however, that such cost reduction and process optimization will be successful. If such objectives are not successfully achieved, the expected benefits of the Merger may not occur in full or may take longer than expected to be verified.

The materialization of any of the above risks or the total or partial frustration of the growth opportunities and synergies mapped out within the scope of the Merger may adversely impact the economic and financial situation, operating results and price of the securities issued by the Company.

d. In the case of a transaction with a related party, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded.

Considering that the transaction aims to convert BRF into a wholly-owned subsidiary of MGF, in order to achieve the expected benefits described in item 5(a) above, the Merger is the most appropriate alternative. It is worth noting that the merger of shares is a corporate transaction typically provided for in the Brazilian Corporations Law as intended for the conversion of a company into a wholly-owned subsidiary, in accordance with article 252 of said law.

Additionally, an offer to purchase all of the shares held by minority shareholders of BRF by MGF, in addition to requiring a significant cash outlay by MGF, which could generally make the transaction unfeasible, would also result in the exclusion of current BRF shareholders from the company resulting from the transaction and, therefore, would not allow them to benefit from the synergies and efficiency gains estimated with the Merger. Furthermore, an offer to exchange BRF shares for MGF shares would consist of a highly complex transaction, much less common in the Brazilian market when compared to a merger of shares, and would involve greater capital inefficiency, considering the costs and regulatory requirements inherent to such a transaction. Finally, there is no way to guarantee that such alternatives would achieve the same objectives as the Merger.

e. Exchange ratio

As a result of the Merger, BRF shareholders (except MGF) will receive 0.8521 common shares issued by MGF for each common share issued by BRF held on the Closing Date (“Exchange Ratio”).

The negotiation and establishment of the Exchange Ratio took into consideration the distribution of dividends and/or interest on equity in the gross amount of (i) R$3,520,000,000.00 (three billion, five hundred and twenty million reais) by BRF; and (ii) R$2,500,000,000.00 (two billion, five hundred million reais) by MGF, in both cases, to be resolved after payment of the exercise of the right of withdrawal by any Dissenting Shareholders (as defined below) and up to and including the Closing Date (collectively, “Permitted Distributions”). Accordingly, any Dissenting Shareholders who exercise their right of withdrawal will not be entitled to receive the Permitted Distributions.

The Exchange Ratio will be adjusted exclusively (i) in the event of a split, reverse stock split or share bonuses issued by either Company; and/or (ii) in accordance with the mechanics set out in Annex 3.1.5 of the Plan of Merger. In accordance with the methodology described in Annex 3.1.5 of the Plan of Merger, any disbursement incurred by the Companies upon exercising the withdrawal right will reduce the Permitted Distributions by an equivalent amount, applied proportionally to both Companies.

Any fractions of common shares issued by MGF resulting from the Merger will be grouped into whole numbers and then sold on the spot market managed by B3 after the consummation of the Merger, under the terms of a communication to be timely disclosed to the market by the Companies. The amounts obtained in said sale will be made available, net of fees, to former BRF shareholders who are entitled to the respective fractions, in proportion to their interest in each share sold.

As a result of the Merger, shares corresponding to shares eventually held in treasury by BRF will not be issued by MGF, and these shares will be cancelled by BRF until the date on which the Merger will, for all intents and purposes, be considered consummated (“Closing Date”).

The replacement of the shares issued by BRF underlying the American Depositary Shares representing common shares issued by BRF within the scope of the Merger will be carried out in accordance with the terms of the respective deposit agreement (deposit agreement).

f. In transactions involving controlling companies, subsidiaries or companies under common control

i. Share replacement ratio calculated in accordance with art. 264 of Brazilian Federal Law No. 6,404 of 1976

If the exchange ratio resulting from the Merger were calculated based on the appraisal report containing the calculation of the exchange ratio of the shares held by the non-controlling shareholders of BRF, based on the net equity value of the shares of MGF and BRF, with both equity values assessed according to the same criteria and on December 31, 2024 (“Base Date”), at market prices (“264 Appraisal Report”), 2.26148341591578 common shares issued by MGF would be attributed for each common share issued by BRF held by the shareholders of BRF (except MGF).

ii. Detailed description of the process of negotiating the replacement ratio and other terms and conditions of the transaction.

Considering that the Merger is a transaction involving the controlling company, MGF, and the controlled company, BRF, in compliance with CVM Guidance Opinion No. 35/2008 (“CVM Guidance Opinion 35”), the special independent committee of BRF (“BRF Independent Committee”) was established, whose function was to negotiate the Exchange Ratio and other terms and conditions of the transaction involving the Companies and submit its recommendation to the Board of Directors of BRF.

Additionally, the MGF board of directors established the MGF independent special committee (“MGF Independent Committee” and, together with the BRF Independent Committee, “Independent Committees”), which was responsible for the initial proposal and subsequent negotiation of the Exchange Ratio with the BRF Independent Committee.

The Companies’ boards of directors approved the Exchange Ratio and other terms and conditions of the Merger in accordance with the recommendation of the Independent Committees.

Further details on the negotiation process for the terms of the Incorporation are described in the BRF Independent Committee Report, which is included as Annex II to this Management Proposal.

Moreover, Annex XIV to the BRF Management Proposal contains additional information requested by CVM related to the elements that allow for the understanding of the criteria and information that led the Independent Committee and the Company's Board of Directors to approve the Exchange Ratio.

iii. If the transaction was preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of a stake in a controlling block:

●	Comparative analysis of the replacement ratio and the price paid for the acquisition of control

Not applicable.

●	Reasons justifying possible differences in assessment in different transactions

Not applicable.

iv. Justification of why the substitution relationship is commutative, with a description of the procedures and criteria adopted to ensure the commutativity of the transaction or, if the substitution relationship is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation.

In order to ensure the commutativity of the transaction, Independent Committees were established, responsible for the independent negotiation of the Exchange Ratio. In this context, the Exchange Ratio was exhaustively negotiated between the Independent Committees, taking into account the fair value of the Companies, and its recommendation was approved by both Independent Committees at a meeting held on May 15, 2025. When issuing the favorable recommendation for the transaction, the Independent Committees considered, with the collaboration of their external advisors, a variety of factors, so that the Exchange Ratio was not determined based on a single criterion, but on a variety of combined criteria.

On May 15, 2025, Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários SA (“Citigroup” or “Financial Advisor”), which acted as financial advisor to the BRF Independent Committee, presented to the BRF Independent Committee its Fairness Opinion on the conditions proposed for the Potential Transaction (“Fairness Opinion”), indicating that the conditions negotiated for the Merger by the BRF Independent Committee, relating to the Exchange Ratio with the payment of dividends and/or interest on equity in the amount previously referred to, are fair from a financial point of view.

The Fairness Opinion prepared by Citigroup is included as Annex III to the BRF Management proposal.

Moreover, Annex XIV to the BRF Management Proposal contains additional information requested by CVM related to the elements that allow for the understanding of the criteria and information that led the Independent Committee and the Company's Board of Directors to approve the Exchange Ratio.

6. Copy of the minutes of all meetings of the board of directors, supervisory board and special committees in which the transaction was discussed, including any dissenting votes.

The minutes of the meetings of the Board of Directors, Independent Committee, Audit and Integrity Committee and Fiscal Council of BRF in which the Merger was discussed and deliberated are included in Annex IV to the BRF Management Proposal.

7. Copy of studies, presentations, reports, opinions, statements or assessment reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction.

The minutes of the meetings of the Company’s management bodies that discussed and deliberated on the Merger, the Fairness Opinion, as well as the evaluation reports prepared in the context of the Merger are included in the annexes to this Management Proposal (including the annexes to the Plan of Merger).

It should be noted that the Exchange Ratio was negotiated by the Independent Committees and approved by the Companies’ boards of directors under exactly the same terms as those recommended by such committees.

Moreover, Annex XIV to the BRF Management Proposal contains additional information requested by CVM related to the elements that allow for the understanding of the criteria and information that led the Independent Committee and the Company's Board of Directors to approve the Exchange Ratio.

8. Identification of possible conflicts of interest between financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the transaction

Not applicable, given that no conflicts of interest were identified.

9. Draft articles of association or amendments to the articles of association of companies resulting from the transaction

The Merger will not entail any change to BRF’s Bylaws.

With respect to MGF, it is worth noting that, due to the Merger and, subject to the verification (or waiver, as the case may be) of the Condition Precedent and the advent of the Closing Date, there will be an increase in share capital and the issuance of shares by MGF, to be subscribed by the directors of BRF, on behalf of the shareholders of BRF (except MGF), on the Closing Date. Due to such capital increase and issuance of shares, the caput of article 5 of the bylaws of MGF will be adjusted.

Additionally, the Merger, if consummated, will result in the change of MGF’s corporate name from “Marfrig Global Foods S.A.” to “MBRF Global Foods Company S.A.”, with the consequent adjustment of article 1 of the MGF articles of association.

The proposed statutory amendment of the MGF highlighted, detailing the origin and justifications for the changes, with an analysis of their legal and economic effects, is included in Annex IX and X to the BRF Management Proposal.

In the event of adjustments to the Exchange Ratio, as provided for in the Plan of Merger, the Board of Directors of MGF must confirm the actual number of shares to be issued by MGF within the scope of the Merger. In this case, the Board of Directors of MGF shall be responsible for approving, ad referendum of the first general meeting of MGF to be held after the Closing Date, a new amendment to the caput of article 5 of the bylaws of MGF, for the purpose of assigning the number of shares into which the share capital of MGF will be divided as a result of the Merger.

10. Financial statements used for the purposes of the transaction, in accordance with the specific standard

Pursuant to CVM Resolution No. 78/2022, the Companies disclosed their respective financial statements for the fiscal year ended on the Base Date (i.e., December 31, 2024), prepared in accordance with the Brazilian Corporations Law and CVM rules, accompanied by an audit report issued by Grant Thornton Auditores Independentes Ltda., an independent audit firm registered with CVM (“Independent Auditor”). Such financial statements are incorporated by reference into this Management Proposal.

BRF’s financial statements for the fiscal year ended on the Base Date are available on the websites of the Company (ri.brf-global.com), CVM (www.gov.br/cvm) and B3 (www.b3.com.br) ..

MGF’s financial statements for the fiscal year ended on the Base Date are available on the websites of MGF (ri.marfrig.com.br), CVM (www.gov.br/cvm) and B3 (www.b3.com.br) .

11. Pro forma financial statements prepared for the purposes of the transaction, in accordance with the specific standard

Under CVM Resolution No. 78/2022, MGF’s pro forma financial information, prepared in accordance with the Brazilian Corporations Law and CVM rules and submitted to reasonable assurance by the Independent Auditor, evidencing the effects of the Merger, as if the Merger had been consummated on the Base Date, are found in Annex V to BRF’s Management Proposal.

12. Document containing information on the companies directly involved that are not publicly-held companies, including: a. Risk factors, as per items 4.1 to 4.3 of the reference form; b. Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in risk exposure as a result of the transaction; c. Description of its activities, as per items 1.2 to 1.5 of the reference form; d. Description of the economic group, as per item 6 of the reference form; e. Description of the share capital, as per item 12.1 of the reference form.

Not applicable, given that MGF and BRF are publicly traded companies.

13. Description of the capital structure and control after the transaction, in accordance with item 6 of the reference form

The description of MGF’s capital and control structure, in accordance with section 6 of the reference form, after the Merger is included in Annex XIII to the BRF Management Proposal.

It is worth noting that, for the purposes of preparing this annex, it was assumed that none of the Companies’ shareholders will exercise their right to withdraw within the scope of the Merger; and the Exchange Ratio will not be subject to adjustments until the Closing Date.

14. Number, class, type and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons linked to these companies, as defined by the rules governing public offerings for the acquisition of shares

The controlling shareholders of MGF hold 618,281,980 common shares issued by MGF. Given that BRF is a subsidiary of MGF, the controlling shareholders of MGF indirectly hold a controlling interest in BRF through said interest in the share capital of MGF.

On this date, MGF holds 849,526,130 common shares issued by BRF.

Except as set out above, on this date, MGF or persons linked to it do not hold any other securities issued by BRF.

BRF or persons linked to it do not hold any shares or other securities issued by MGF, except for MGF’s indirect controllers, as described above.

15. Exposure of any of the companies involved in the transaction, or of persons linked to them, as defined by the rules governing public offerings for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the transaction.

Not Applicable, given that the Companies and the persons linked to them do not have, on the present date, exposure to derivatives referenced in securities issued by the Companies.

16. Report covering all transactions carried out in the last 6 (six) months by the persons indicated below with securities issued by the companies involved in the transaction:

a. Companies involved in the transaction

i. Private purchasing transactions

Not applicable, given that in the last six months the Company has not carried out any private purchase transaction of securities issued by itself or by MGF; and MGF has not carried out any private purchase transaction of securities issued by itself or by the Company.

ii. Private sales transactions

(I)

	Marfrig (1)	BRF
Average price	N/A (1)	R$20.14
Number of shares involved	410,790	510,538
Security involved	Common shares issued by Marfrig	Common shares issued by BRF
Percentage in relation to the class and type of security	0.05% (2)	0.03%
Other relevant conditions	N/A	N/A

(1)	Includes exclusively the transfer of shares issued by Marfrig held in treasury to beneficiaries of share-based compensation, under a plan duly approved by Marfrig’s general meeting. Given that there is no exercise or acquisition price linked to such transfer, under the terms of said plan, there is no average price to be reported above.

(2)	Calculated based on dividing the number of shares involved by the current number of shares issued by Marfrig.

iii. Purchase transactions in regulated markets

	Marfrig (1)	BRF
Average price	R$17.45	R$22.44
Number of shares involved	36,277,562	38,366,400
Security involved	Common shares issued by Marfrig	Common shares issued by BRF
Percentage in relation to the class and type of security	4.23% (2)	2.28% (3)
Other relevant conditions	N/A	N/A

(1)	Share acquisitions made in accordance with Marfrig’s buyback program.

(2)	Calculated based on dividing the number of shares involved by the current number of shares issued by Marfrig.

(3)	Calculated based on dividing the number of shares involved by the current number of shares issued by BRF.

iv. Sales transactions in regulated markets

Not applicable, given that in the last six months the Company has not carried out any sale transactions on regulated markets of securities issued by it or by MGF; and MGF has not carried out any purchase transactions on regulated markets of securities issued by it or by the Company.

b. Parties related to companies involved in the transaction

Not applicable, given that in the last six months related parties of the Companies have not carried out any private purchase transaction of securities issued by the Companies.

ii. Private sales transactions

Not applicable, given that in the last six months related parties of the Companies have not carried out any private sale of securities issued by the Companies.

iii. Purchase operations in regulated markets

	Securities issued by Marfrig	Securities issued by BRF
Average price	R$16.69	R$20.40
Number of shares involved	21,118,500	343,815
Security involved	Common shares issued by Marfrig	Common shares issued by BRF
Percentage in relation to the class and type of security	2.46% (1)	0.02% (2)
Other relevant conditions	N/A	N/A

(1)	Calculated based on dividing the number of shares involved by the current number of shares issued by Marfrig.

(2)	Calculated based on dividing the number of shares involved by the current number of shares issued by BRF.

iv. Sales operations in regulated markets

	Securities issued by Marfrig	Securities issued by BRF
Average price	R$15.76	R$27.41
Number of shares involved	577,400	108,687
Security involved	Common shares issued by Marfrig	Common shares issued by BRF
Percentage in relation to the class and type of security	0.07 (1)	0.01% (2)
Other relevant conditions	N/A	N/A

(1)	Calculated based on dividing the number of shares involved by the current number of shares issued by Marfrig.

(2)	Calculated based on dividing the number of shares involved by the current number of shares issued by BRF.

17. Document through which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated under the terms of CVM Guidance Opinion No. 35 of 2008.

The BRF Independent Committee Report, which was approved by the Company’s Board of Directors at a meeting held on May 15, 2025, is included in Annex II to this Management Proposal.

ANNEX VII TO THE BOARD OF DIRECTORS’ PROPOSAL

Information on the right of withdrawal indicated in Annex H to CVM Resolution No. 81/2022

1. Describe the event that gave or will give rise to the recess and its legal basis

As provided for in articles 137 and 252, §2, of Brazilian Federal Law No. 6,404/1976 (“Brazilian Corporations Law”), the Merger of BRF S.A. (“BRF” or “Company”) Shares by Marfrig Global Foods SA (“MGF” and, together with BRF, “Companies”) (“Merger”), if approved, will give rise to the right of withdrawal to the holders of shares issued by BRF.

2. Inform the shares and classes to which the recess applies

The right of withdrawal is applicable to common shares issued by BRF.

3. Inform the date of the first publication of the notice calling the meeting, as well as the date of communication of the relevant fact regarding the deliberation that gave or will give rise to the recess.

The first Material Fact regarding the Merger was disclosed on May 15, 2025. The Notice of Convening for the Extraordinary General Meeting of BRF called to deliberate on the Merger (“EGM BRF”) was disclosed on May 16, 2025 and will be published, for the first time, on May 16, 2025.

4. Inform the deadline for exercising the right of withdrawal and the date that will be considered for the purpose of determining the holders of shares that may exercise the right of withdrawal.

The right of withdrawal will be granted to BRF shareholders who (i) hold shares issued by the Company uninterruptedly, from the date of disclosure of the first material fact regarding the Merger (i.e., May 15, 2025 (inclusive)) until the date of consummation of the Merger; (ii) do not vote in favor of the Merger, abstain from voting or do not attend the BRF EGM; and (iii) expressly state their intention to exercise the right of withdrawal, within 30 (thirty) days from the date of publication of the minutes of the BRF EGM (“Dissenting Shareholders”).

Dissenting Shareholders may only exercise the right of withdrawal in relation to all shares that they demonstrably owned since the close of trading on May 15, 2025 (inclusive) and held under their ownership, uninterruptedly, until the date of the effective exercise of the right of withdrawal, with partial exercise of the right of withdrawal not being permitted.

Under the terms of article 137, §3, of the Brazilian Corporations Law, BRF’s management may, within 10 (ten) days after the end of the term for exercising the right of withdrawal, call a general meeting to reconsider the resolution based on the volume of the recess exercised.

The shares issued by the Company acquired, including by virtue of “share leasing”, as of May 16, 2025 (inclusive) will not grant their holders any right of withdrawal. The shareholder who does not exercise his/her withdrawal right within the aforementioned period will lose his/her right of withdrawal, in accordance with article 137, §4, of the Brazilian Corporations Law.

The Company will, in due course, issue a notice to shareholders containing detailed information about the procedure to be followed to exercise the right of withdrawal.

5. Report the reimbursement amount per share or, if it is not possible to determine it in advance, management’s estimate of that amount.

Under the terms of the Brazilian Corporations Law, Dissenting Shareholders may be entitled to the right of withdrawal for the value of the net equity per share issued by BRF on December 31, 2024, as per the financial statements approved by the annual general meeting of BRF held on March 31, 2025 (“AGM”), which corresponds to R$9.43 (nine reais and forty-three cents) per share, without prejudice to the right to draw up a special balance sheet, under the terms of article 45 of the Brazilian Corporations Law.

Furthermore, as described in item 9 below, it can be seen that the exchange ratio calculated based on 264 Appraisal Report, as defined below, is more advantageous to BRF shareholders when compared to the Exchange Ratio provided for in the Plan of Merger for the Merger.

Therefore, the provisions of article 264, §3, of the Brazilian Corporations Law will be applicable, so that the Dissenting Shareholders of BRF may choose between (i) the reimbursement amount set under article 45 of the Brazilian Corporations Law, which, as mentioned above, corresponds to R$9.43 (nine reais and forty-three cents) per share; or (ii) the equity value per share issued by BRF, determined based on 264 Appraisal Report, which corresponds to R$19.89 (nineteen reais and eighty-nine cents) per share.

6. Provide information on how the refund amount will be calculated

As mentioned above, BRF’s Dissenting Shareholders may choose between (i) the reimbursement amount set under article 45 of the Brazilian Corporations Law, which corresponds to R$9.43 (nine reais and forty-three cents) per share; or (ii) the equity value per share issued by BRF, determined based on 264 Appraisal Report, which corresponds to R$19.89 (nineteen reais and eighty-nine cents) per share.

In relation to item (i) above, the reimbursement amount corresponds to the equity value per share, calculated based on the Company’s net equity as stated in the Company’s financial statements for the fiscal year ended December 31, 2024, as approved by the AGM held on March 31, 2025, divided by the number of shares issued by the Company on December 31, 2024 (without considering shares held in treasury on this date).

In relation to item (ii) above, the reimbursement amount corresponds to the net equity value of BRF shares, assessed at market prices, based on 264 Appraisal Report.

7. Inform whether shareholders will have the right to request the preparation of a special balance sheet

Under the terms and for the purposes of article 45, §2, of the Brazilian Corporations Law, the Dissenting Shareholder who opts for the reimbursement amount calculated in accordance with article 45 of the Brazilian Corporations Law will be allowed to request, together with the reimbursement, the preparation of a special balance sheet on a date that meets the 60 (sixty) day term provided for in said legal provision.

8. If the reimbursement amount is determined by assessment, list the experts or specialized companies recommended by the administration.

Not applicable, given that the amount of reimbursement to Dissenting Shareholders will not be determined through assessment.

It should be noted that the 264 Appraisal Report, as defined in item 9(a) below, was prepared by Apsis Consultoria Empresarial Ltda., a limited liability company, headquartered in the city and state of Rio de Janeiro, at Rua do Passeio, nº 62, 6th floor, Centro, CEP 20021-290, registered in the National Registry of Legal Entities of the Ministry of Finance (CNPJ/MF) under nº 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under nº 005112/O-9 (“Appraisal Company”).

9. In the event of incorporation or merger involving controlling and controlled companies or companies under common control

a. Calculate the share exchange ratios based on the net equity value at market prices or other criteria accepted by CVM

If the exchange ratio resulting from the Merger were calculated based on the appraisal report containing the calculation of the exchange ratio of the shares held by the non-controlling shareholders of BRF, based on the net equity value of the shares of MGF and BRF, with both equity values being appraised according to the same criteria and on the same date, at market prices, in accordance with article 264 of the Brazilian Corporations Law (“264 Appraisal Report “), 2.26148341591578 common shares issued by MGF would be attributed for each 1 (one) common share issued by BRF held by the shareholders of BRF (except MGF).

b. Inform whether the share exchange ratios provided for in the transaction protocol are less advantageous than those calculated in accordance with item 9(a) above.

The exchange ratio presented in the Plan of Merger of the Merger, in comparison with the exchange ratio presented in item 9(a) above, is less advantageous for BRF shareholders and, therefore, the provisions of §3 of article 264 of the Brazilian Corporations Law will apply with respect to BRF’s Dissenting Shareholders.

c. Report the reimbursement amount calculated based on the net equity value at market prices or other criteria accepted by CVM.

The reimbursement value determined based on 264 Appraisal Report is R$19.89 (nineteen reais and eighty-nine cents) per share issued by BRF.

10. Report the equity value of each share determined in accordance with the latest approved balance sheet.

The book value per share issued by the Company, based on the net equity stated in BRF’s consolidated financial statements for the fiscal year ended December 31, 2024, approved at the AGM, is R$9.43 (nine reais and forty-three cents).

ANNEX VIII TO THE BOARD OF DIRECTORS’ PROPOSAL

Information required by article 9 of CVM Resolution No. 81/2022

1. Name and qualification of the interested related party

Marfrig Global Foods SA, a publicly-held company with registered offices in the city of São Paulo, State of São Paulo, at Avenida Queiroz Filho, No. 1,560, Block 5 (Torre Sabiá), 3rd floor, Room 301, Vila Hamburguesa, Zip Code 05319-000, registered with the CNPJ/MF under No. 03.853.896/0001-40 (“MGF”).

2. Nature of the relationship of the interested related party with the Company

MGF is the controlling shareholder of BRF S.A. (“BRF” or “Company”).

3. Number of shares and other securities issued by the Company that are owned by the interested related party, directly or indirectly

MGF currently holds 849,526,130 common shares issued by the Company, representing approximately 53.09% of the share capital.

4. Any existing balances, payable and receivable, between the parties involved

The balances of operations between BRF and MGF are shown in Explanatory Note No. 28 of the Quarterly Information for the period ended March 31, 2025, disclosed by the Company on May 15, 2025.

5. Detailed description of the nature and extent of the interest in question

MGF has an interest in the Merger (as defined below) to the extent that it is a controlled shareholder of the Company, so that the conditions to be adopted for the implementation of the Merger, especially the exchange ratio of shares issued by BRF for new shares to be issued by MGF, will affect the interest that the current shareholders of the latter will hold in the company resulting from the combination of the shareholding bases of MGF and BRF.

6. Management’s recommendation regarding the proposal, highlighting the advantages and disadvantages of the transaction for the Company

BRF’s Management proposes to shareholders the approval of the Merger, the terms and conditions of which were negotiated by the Independent Special Committee (“Independent Committee”) of BRF, established by resolution of the Board of Directors approved at a meeting held on April 25, 2025, as provided for in CVM Guidance Opinion No. 35/2008 (“CVM Opinion 35”), and by the independent special committee formed by MGF.

On May 15, 2025, BRF’s Board of Directors approved the Independent Committee’s favorable recommendation for the implementation of the Merger.

The Merger aims to create a global food company based on a multi-protein platform, strong presence in the domestic and international markets, portfolio diversification, scale, efficiency and sustainability, providing significant benefits for both Companies, their shareholders, customers, suppliers, employees and other stakeholders, generating operational, financial and strategic synergies.

Additionally, the Companies understand that the Merger allows for the simplification and optimization of the administrative and corporate structure of the economic group to which the Companies belong, eliminating or reducing redundant costs, as well as improving or facilitating access to the capital necessary for the development of their business plans.

In this sense, the Companies foresee significant strategic value added to the Merger, driving the global consolidation of their businesses and strengthening their brands through a robust multi-protein platform, including, among others, (i) solidifying the Companies’ presence as a dominant force in the global food market; (ii) strategic expansion into new markets, maximizing growth opportunities and commercial synergies, including cross-selling initiatives; (iii) increasing the scale and diversification of their operations, improving resilience and mitigating risks arising from the seasonality of the sector and macroeconomic variables.

The Companies have identified potential synergies in the context of the Merger. Such synergies include:

•	increased revenue and reduced costs in the estimated amount of R$485 million per year, resulting from the acceleration of cross-selling opportunities, including volumes and other commercial fronts through logistical capillarity and brand strength, and synergies in the supply chain (raw materials, packaging and inputs);

•	reduction of expenses in the estimated amount of R$320 million per year, resulting from the commercial and logistics structure, the consolidation of a single operating system and the optimization of the corporate structure; and

•	consequent tax optimization in the estimated amount of R$3 billion, at net present value.

7. If the matter submitted for approval by the assembly is a contract subject to the rules of art. 245 of Brazilian Federal Law No. 6,404 of 1976:

(a) detailed evidence, drawn up by the administrators, that the contract complies with commutative conditions or provides for adequate compensatory payment; and

Not applicable.

b) analysis of the terms and conditions of the contract in light of the terms and conditions prevailing in the market

Not applicable.

ANNEX IX TO THE BOARD OF DIRECTORS’ PROPOSAL

Copy of the Bylaws of Marfrig Global Foods highlighting the proposed amendment

(Article 12, item I, of CVM Resolution No. 81/2022)

Marfrig Global Foods S.A.

CNPJ/MF 03.853.896/0001-40

NIRE 35.300.341.031

Publicly-held Company

BYLAWS

Chapter I Name, Headquarters, Jurisdiction, Corporate Purpose and Term of Duration

Article 1. MBRF Global Foods Company SA (“Company”) is a public limited company with authorized capital, governed by these articles of association (“Articles of Association”) and by the applicable legal and regulatory provisions.

Article 5. The Company’s fully subscribed and paid-in capital stock common shares, all registered, book-entry and with no par value.

Chapter I Name, registered office, jurisdiction, corporate purpose and term of office

Article 1. MBRF Global Foods Company SA (“Company”) is a corporation with authorized capital, governed by these bylaws (“Company Bylaws”) and by the applicable legal and regulatory provisions.

Article 2. The Company has its head office and registered office in the City of São Paulo, State of São Paulo, at Avenida Queiroz Filho, No. 1,560, Bloco 5 (Torre Sabiá), 3º Andar, Sala 301, Vila Hamburguesa, CEP 05319-000, and may set up and close branches, agencies, warehouses, offices, branches, representations and any other establishments in the country or abroad, by resolution of the Executive Board.

Article 3. The Company’s corporate purpose is: (i) the operation of meatpacking activities, with the slaughter of cattle, horses, pigs, goats, sheep, poultry, buffalo and the industrialization and sale of products and by-products of animal origin, edible or not, including, but not limited to, the industrialization and sale of leather products and by-products, in its own establishment or that of third parties; (ii) the purchase, sale, distribution, representation, import and export of food products in general, including alcoholic or non-alcoholic beverages and others; (iii) purchase and sale of standing cattle, horses, pigs, goats, sheep, poultry, buffalo; (iv) supply of effective labor to other companies; (v) exploration of agricultural and forestry activities; (vi) participation as a partner or shareholder in any commercial or civil company; (vii) distribution and sale of food products in general; (viii) production, distribution and sale of soaps, washing preparations, disinfectants, softeners and other hygiene and cleaning products; (ix) cogeneration, production and sale of energy and biodiesel; (x) participation in the financial market, as well as in the carbon credit market; (xi) marketing and production of products derived from legumes and vegetables, as well as all their derivatives and substitutes; feed, preserves, canned goods and fats; and (xii) transportation of its products and those of third parties; representations and other related ventures that are necessary for the company’s objectives; (xiii) breeding, rearing and fattening cattle, horses, pigs, goats, sheep, poultry and buffaloes, in its own establishment and those of third parties; (xiv) the import and export of products related to the object of the farming activity, as well as embryos and others; (xv) the provision of effective labor to other companies; (xvi) the provision of services to third parties for the breeding, treatment, handling, fattening and transportation of cattle, horses, pigs, goats, sheep, poultry and standing buffalo; (xvii) technical testing and analysis; (xviii) manufacture of pharmochemical products of animal origin; (xix) manufacture of organic chemical products not previously specified; and (xx) ecological restoration services.

Paragraph 1. The Company may explore other lines of business that have an affinity with the object expressed in this Article 3.

Paragraph 2 With the admission of the Company to the special listing segment called Novo Mercado, of B3 S.A. - Brasil, Bolsa, Balcão (“B3” and “Novo Mercado”, respectively), the Company, its shareholders, including controlling shareholders, members of the Board of Directors, the Executive Board and the Fiscal Council, if and when installed, are subject to the provisions of the Novo Mercado Regulations (“Novo Mercado Regulations”).

Paragraph 3. The provisions of the Novo Mercado Regulations shall prevail over the provisions of the Bylaws, in the event of prejudice to the rights of the recipients of the public offerings provided for in these Bylaws.

Paragraph 4. The Company and its shareholders, including controlling shareholders, members of the Board of Directors, the Executive Board and the Fiscal Council shall comply with the deadlines, obligations and procedures set out in B3’s Regulations for the Listing of Issuers and Admission to Trading of Securities, in B3’s Issuer Manual and in the Novo Mercado Regulations.

Article 4. The Company’s duration is indefinite.

Chapter II Share Capital and Shares

Article 5. The Company’s share capital, fully subscribed and paid up,. ~~is R$10,491,577,961.00 (ten billion, four hundred and ninety-one million, five hundred and seventy-seven thousand, nine hundred and sixty-one reais)~~ is R$15,468,781,313.18 (fifteen billion, four hundred and sixty-eight million, seven hundred and eighty-one thousand, three hundred and thirteen reais and eighteen cents), divided into ~~857,928,119 (eight hundred and fifty-seven million, nine hundred and twenty-eight thousand, one hundred and nineteen)~~1,497,671,577 (one billion, four hundred and ninety-seven million, six hundred and seventy-one thousand, five hundred and seventy-seven)

Article 6. The Company is hereby authorized, by resolution of the Board of Directors, to increase its share capital, regardless of amendment to the bylaws, by issuing up to 2,000,000,000 (two billion) common shares, all registered and without par value, including the Company’s current Share Capital.

Paragraph 1. The Board of Directors shall set the conditions for the issue of shares referred to in the caption above, including price and term of payment, and may, within the limit of the authorized capital, decide on the issue of subscription warrants.

Paragraph 2. Within the limit of the authorized capital and in accordance with the plan approved by the General Meeting, the Board of Directors may authorize the Company to grant stock options to its managers, employees and service providers, as well as to the managers, employees and service providers of other companies that are directly or indirectly controlled by the Company, without preemptive rights for the shareholders.

Paragraph 3. The Company is prohibited from issuing beneficiary shares.

Article 7. The share capital shall be represented exclusively by common shares and each ordinary share shall carry the right to one vote at the General Meeting. The Company may not issue preferred shares.

Article 8. The shares issued by the Company are book-entry shares, held in deposit accounts in the name of their holders, with a financial institution authorized by the Brazilian Securities and Exchange Commission (“CVM”).

Sole Paragraph. Subject to the maximum limits set by the CVM, the cost of the service of transferring ownership of book-entry shares may be charged directly to the shareholder by the depositary institution, as defined in the share book-entry agreement.

Article 9. At the discretion of the Board of Directors, shares, debentures convertible into shares or subscription warrants may be issued, without preemptive rights or with a reduction in the period referred to in article 171, paragraph 4, of the Brazilian Corporations Law, to be placed by sale on a stock exchange or by public subscription, or by exchange for shares in a public offering for the acquisition of control, under the terms established in the applicable legislation and regulations, within the limit of the authorized capital.

Chapter III General Assembly

Article 10. The General Meeting shall meet ordinarily once a year and extraordinarily when convened under the terms of the applicable legislation or these Bylaws.

Article 11. The General Meeting shall be installed and chaired by the Chairman of the Board of Directors or, in his absence, by any member of the Board of Directors or, in his absence, by a shareholder or manager of the Company chosen by a majority vote of those present, and the Chairman of the General Meeting shall appoint the secretary, who may or may not be a shareholder of the Company.

Article 12. In addition to the duties provided for by law and these Bylaws, the General Meeting is responsible for:

(i)	electing and dismissing the members of the Board of Directors, as well as appointing the Chairman of the Board of Directors;

setting the overall annual remuneration of the members of the Board of Directors and the Executive Board, as well as that of the members of the Supervisory Board, if installed;

take annual accounts of the directors and decide on financial statements presented by them;

reform the Bylaws;

resolving on the dissolution, liquidation, merger, demerger, incorporation of the Company, or of any company in the Company;

approve plans to grant stock options to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company;

to decide, in accordance with the proposal presented by management, on the allocation of profits for the year and the distribution of dividends;

elect the liquidator, as well as the Supervisory Board, which shall function during the liquidation period;

deliberate on the request for cancellation of registration as a publicly traded company with the CVM and delisting from the Novo Mercado; and

deliberate on any matter submitted to it by the Board of Directors.

Chapter IV Administrative bodies

Section I General Provisions

Article 13. The Company shall be managed by the Board of Directors and the Executive Board.

Paragraph 1. The members of the Board of Directors and the Executive Board shall take office by means of a deed drawn up in the appropriate book, signed by the administrator or director who has taken office and including their subjection to the arbitration clause referred to in Article 32 of these Bylaws, with no management guarantee being required, and shall be subject to compliance with the applicable legal requirements.

Paragraph 2. Managers shall inform the Company and, if applicable, the CVM and B3 of their ownership of and dealings in securities issued by the Company, under the terms of the law and regulations in force.

Paragraph 3. Directors shall remain in office until their replacements take office.

Paragraph 4. The positions of chairman of the board of directors and chief executive officer of the Company may not be held by the same person.

Paragraph 5. The rule in Paragraph 4 does not apply in the event of a vacancy, in which case the company must: (i) disclose the accumulation of positions as a result of the vacancy by the business day following the occurrence; (ii) disclose, within 60 (sixty) days of the vacancy, the measures taken to cease the accumulation of positions; and (iii) cease the accumulation within 1 (one) year.

Paragraph 6. The Company must disclose, in compliance with the provisions of the regulations issued by the CVM on the disclosure and use of information on material acts or facts relating to publicly traded companies, the resignation or dismissal of members of the board of directors and statutory officers by the next business day on which the company is notified of the resignation or the dismissal is approved.

Article 14. The Shareholders’ Meeting shall set an annual overall remuneration limit for distribution among the directors, and the Board of Directors shall decide on the individual remuneration of the directors, subject to the provisions of these Bylaws.

Article 15. Once a regular meeting has been convened in accordance with these Bylaws, any of the management bodies shall meet validly with the presence of the majority of its members and shall decide by the vote of the majority of those present.

Sole Paragraph. As a condition for a meeting’s validity, prior notice to all managers shall only be waived if all the members of the body to be convened are present; for this purpose, attendance may be verified by means of written votes delivered by another member or sent to the Company prior to the meeting.

Section II Board of Directors

Article 16. The Board of Directors shall be made up of a minimum of 3 (three) and a maximum of 11 (eleven) members, all elected and removable by the General Meeting, with a unified term of office of 2 (two) years, re-election being permitted.

Paragraph 1. At the Annual General Meeting, the shareholders shall decide on the effective number of members of the Board of Directors.

Paragraph 2. Of the members of the Board of Directors, at least 2 (two) directors or 20% (twenty percent), whichever is greater, must be independent directors, based on the criteria and requirements established by the Novo Mercado Regulations, and the characterization as an independent director must be expressly indicated in the minutes of the General Meeting that elects them, and the director(s) elected through the faculties provided for in article 141, paragraphs 4 and 5, of Law 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”).

Paragraph 3. When, as a result of calculating the percentage referred to in Paragraph 1 above, a fractional number of independent directors results, the number shall be rounded up to the next whole number.

Paragraph 4. The member of the Board of Directors must have an unblemished reputation and may not be elected, unless waived by the General Meeting, if he/she (i) holds positions in companies that may be considered competitors of the Company; or (ii) has or represents an interest conflicting with the Company; the right to vote may not be exercised by the member of the Board of Directors if the same impediment factors are supervened.

Paragraph 5. A member of the Board of Directors may not have access to information or take part in meetings of the Board of Directors relating to matters in which he/she has or represents a conflicting interest with the Company, and is expressly prohibited from exercising his/her voting rights.

Paragraph 6. In order to better perform its duties, the Board of Directors may create committees or working groups with defined objectives, made up of persons appointed by it from among the members of management and/or other persons who are not part of the Company’s management.

Article 17 The Chairman of the Board of Directors shall be appointed by the General Meeting.

Paragraph 1. The Chairman of the Board of Directors shall preside over General Meetings and meetings of the Board of Directors and, in the event of his absence or temporary impediment, these duties shall be performed by another member of the Board of Directors chosen by a majority of the other members.

Paragraph 2 In the event of a vacancy on the Board of Directors which does not result in the composition of less than a majority of the positions on the body, in accordance with the number of effective directors resolved by the General Meeting, the other members of the Board of Directors may: (i) appoint substitute(s), who shall remain in office until the end of the term of office of the substituted member(s); or (ii) choose to leave the position(s) of the vacant member(s) vacant, provided that the minimum number of members set out in the caput of Article 16 is respected.

Paragraph 3. In the event of a vacancy on the Board of Directors which results in the composition of less than the majority of the positions on the body, in accordance with the number of effective directors decided by the General Meeting, the Board of Directors shall call a General Meeting to elect a replacement(s) who shall remain in office until the end of the term of office of the replaced member(s).

Paragraph 4. In resolutions of the Board of Directors, the Chairman of the body shall have the casting vote, in addition to his own vote, in the event of a tied vote due to an even number of members of the Board of Directors. Each director shall be entitled to one (1) vote in the deliberations of the body.

Article 18 The Board of Directors shall meet whenever convened by the Chairman of the Board of Directors. Board meetings may exceptionally be held by conference call, video conference or any other means of communication in which there is unequivocal proof of voting.

Paragraph 1. Meetings shall be called in writing at least three (3) working days in advance, by letter, telegram, fax, e-mail or any other means that allows proof of receipt of the call by the addressee, and shall contain the agenda and be accompanied by documentation relating to the agenda.

Paragraph 2. All resolutions of the Board of Directors shall be recorded in minutes drawn up in the respective Board book and signed by the directors present.

Paragraph 3. At meetings of the Board of Directors, advance written votes and votes cast by fax, e-mail or any other means of communication are allowed, and members who vote in this way are counted as present.

Paragraph 4. The resolutions of the Board of Directors shall always be taken by the favorable vote of the majority of the members present at the meeting.

Article 19. The Board of Directors, in addition to other duties assigned to it by law or in these Bylaws, shall be responsible for:

(ii)	setting the general direction of the Company’s business;

elect and dismiss the Company’s Directors;

establishing or altering the Executive Board’s authority to issue and/or carry out a public or private offering of credit instruments to raise funds, be they simple debentures, not convertible into shares and without a real guarantee, bonds, notes, promissory notes, commercial papers, or others commonly used in the market, as well as to set the conditions for their issue and redemption, and may, in the cases it defines, require the prior authorization of the Board of Directors as a condition for the validity of the act;

supervising the management of the Directors, examining the Company’s books and papers at any time and requesting information on contracts entered into or about to be entered into and any other acts;

choose and dismiss the Company’s independent auditors;

summon the independent auditors to provide any clarifications it deems necessary;

appraise the Management Report and the accounts of the Executive Board and decide on their submission to the General Meeting;

to approve the Company’s annual budgets and any amendments thereto;

previously express any proposal to be submitted to the General Meeting for deliberation;

authorize the issuance of shares of the Company, within the limits authorized in Article 6 of these Bylaws, setting the conditions of issuance, including price and term of payment, and may also exclude (or reduce the term for) preemptive rights in the issuance of shares, subscription warrants and convertible debentures, the placement of which is made by sale on the stock exchange or by public subscription or in a public offering for the acquisition of control, under the terms established by law;

to decide on the acquisition by the Company of shares issued by the Company, or on the launch of put and call options, referenced to shares issued by the Company, to be held in treasury and/or subsequently canceled or sold;

to decide on the issue of subscription warrants;

grant stock options to its managers, employees and service providers, as well as to the managers, employees and service providers of other companies that are directly or indirectly controlled by the Company, without preemptive rights for the shareholders under the terms of the programs approved at the General Meeting;

to authorize the Company to provide guarantees for its obligations and those of its controlled companies and/or wholly-owned subsidiaries, the amount of which is greater than the limit established under the terms of the Sole Paragraph below;

to approve any acquisition or disposal of permanent assets, the value of which is greater than the limit established under the terms of the Sole Paragraph below, with the exception of the provisions of item (xvi) below;

authorize the Company’s participation as a shareholder or quotaholder in other companies, or the Company’s association with other companies to form joint ventures;

to approve the creation of in rem liens on the Company’s assets or the granting of guarantees to third parties, the value of which is greater than the amount established under the terms of the Sole Paragraph below;

approve the obtaining of any financing or loan, including leasing operations, on behalf of the Company, not provided for in the annual budget, the amount of which is greater than the amount of the limit established under the terms of the Sole Paragraph below;

approve any transaction or set of transactions the annual value of which is equal to or greater than the management’s authority defined by the Board of Directors, involving the Company and any related party, directly or indirectly. For the purposes of this provision, a related party is understood to be any manager of the Company, employee or shareholder who holds, directly or indirectly, more than 10% (ten percent) of the Company’s share capital;

authorize the assignment of the use, disposal, transfer or licensing of any type of intellectual or industrial property belonging to the Company;

to decide in advance on spin-off, merger, incorporation, dissolution or liquidation operations, or any other corporate reorganization operation with similar effects involving any of the Company’s subsidiaries;

allocate share bonuses and decide on any reverse splits and reverse stock splits;

(i) the convenience and opportunity of the takeover bid in relation to the interests of the shareholders as a whole and in relation to the price and potential impacts on the liquidity of the securities held by the shareholders; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) the alternatives to accepting the takeover bid available on the market. The opinion of the Board of Directors must include an opinion in favor of or against acceptance of the takeover bid, warning that it is the responsibility of each shareholder to make the final decision; and

to choose the specialized company responsible for preparing the appraisal report for the Company’s shares, in the event of deregistration or delisting from the Novo Mercado.

Sole Paragraph. The Board of Directors may set limits for the executive officers to perform any of the acts referred to in items (iii), (xiv), (xv), (xx), (xxvii) and (xxviii) of the main Section of this Article, subject to limits on the amount per act or series of acts.

Section III Board of Directors

Article 20. The Board of Executive Officers shall be made up of 2 (two) to 7 (seven) Officers, comprising a Chief Executive Officer, an Investor Relations Officer, an Administrative-Financial Officer and the other Officers without specific designation. The position of Investor Relations Officer may be held cumulatively with the position of any other Officer, as determined by the Board of Directors.

Paragraph 1. Directors shall be elected for a term of 3 (three) years and may be re-elected.

Paragraph 2. Members of the Executive Board who are not re-elected shall remain in office until the new Directors take office.

Paragraph 3. In the event of permanent impediment or vacancy of office, the Board of Directors shall be immediately convened to elect a replacement.

Paragraph 4. The absence or impediment of any Director for a continuous period of more than thirty days, unless authorized by the Board of Directors, shall determine the end of the respective term of office, and the provisions of Paragraph 3 of this Article shall apply.

Paragraph 5. A Director may not simultaneously replace more than one other Director.

Paragraph 6. The Executive Board shall meet at the call of its Chief Executive Officer or any two members jointly, whenever the company’s interests so require. Meetings of the Executive Board, which shall be held at the registered office, shall be convened with the presence of the majority of its members, among them necessarily the Chief Executive Officer or an absolute majority of the members of the Executive Board, and the respective resolutions shall be taken by the vote of the majority of the members present, except that in the event of a tie, the Chief Executive Officer shall have the qualified vote to approve or reject the matter under discussion. Minutes of the corresponding resolutions shall be drawn up in the relevant book.

Article 21. The Directors shall be responsible for administering and managing the Company’s business, in particular:

(iii)	to comply with and enforce these Bylaws and the resolutions of the Board of Directors and the General Meeting;

to submit, on an annual basis, to the Board of Directors, the Management Report and the accounts of the Executive Board, accompanied by the independent auditors’ report, as well as the proposal for the appropriation of the profits made in the previous financial year;

submit the Company’s annual budget to the Board of Directors;

present to the Board of Directors, on a quarterly basis, the detailed economic, financial and equity balance sheet of the Company and its subsidiaries;

issue and approve instructions and internal regulations it deems useful or necessary; and

represent the Company actively and passively, in or out of court, subject to the provisions of Article 25.

Article 22. The Chief Executive Officer shall be responsible for coordinating the actions of the Directors and directing the execution of activities related to the general planning of the Company, in addition to the functions, attributions and powers assigned to him by the Board of Directors, and in compliance with the policy and guidelines previously drawn up by the Board of Directors:

(iv)	calling and chairing meetings of the Board of Directors;

overseeing the Company’s management activities, coordinating and supervising the activities of the members of the Executive Board;

coordinating personnel, organizational, management, operational and marketing policies of the Company;

annually, prepare and present to the Board of Directors the Company’s annual business plan and budget; and

managing company affairs in general.

Article 23. It is the responsibility of the Investor Relations Officer to provide information to the investing public, to the Securities and Exchange Commission and to the stock exchanges and organized over-the-counter markets on which the Company is registered, and to keep the Company’s public company registration up to date, complying with all legislation and regulations applicable to public companies.

Article 24. In addition to the functions, duties and powers granted to him by the Board of Directors, and in compliance with the policy and guidelines previously drawn up by the Board of Directors, it shall be the responsibility of the Administrative-Financial Director:

(v)	proposing financing alternatives and approving financial conditions for the Company’s business;

manage the Company’s cash and accounts payable and receivable; and

running the accounting, financial planning and tax departments.

Article 25. The Company shall be represented as follows:

(vi)	by 2 (two) directors jointly, one of whom is the Chief Executive Officer or the Chief Financial Officer, necessarily jointly with another Director without specific designation;

by 2 (two) directors jointly, one of whom is the Chief Executive Officer, necessarily jointly with the Chief Financial Officer or another Director without specific designation;

by any director jointly with a proxy appointed in accordance with items (i) and (ii) above;

by two (2) joint proxies, appointed in accordance with (i) and (ii) above; or

individually by the Investor Relations Officer, exclusively within the scope of his/her competence as provided for in Article 23 of these Bylaws.

Paragraph 1. Powers of attorney shall always be granted in the name of the Company in accordance with items (i) and (ii) above, and shall have a validity period limited to a maximum of one year, except that powers of attorney for the purposes of judicial representation or in administrative proceedings may be granted for an indefinite validity period.

Paragraph 2. A power of attorney duly granted pursuant to Paragraph 1 above may expressly authorize the performance of specific acts binding the Company by only one of the members of the Executive Board or by an appointed proxy.

Chapter V Fiscal Council

Article 26. The Company’s Fiscal Council, with the duties established by law, shall be composed of 3 (three) to 5 (five) members and an equal number of alternates.

Paragraph 1. The Audit Board shall operate on a permanent basis, in accordance with the legal provisions.

Paragraph 2. The members of the Fiscal Council shall, immediately after taking up their positions, inform B3 of the quantity and characteristics of the securities issued by the Company which they hold directly or indirectly, including their derivatives.

Paragraph 3. The members of the Audit Board shall have a term of office of one (1) year and may be re-elected. The members of the Audit Board shall take office by means of a deed drawn up in the appropriate book, signed by the member in question and including their subjection to the arbitration clause referred to in Article 32 of these Bylaws, and shall be subject to compliance with the applicable legal requirements.

Chapter VI Statutory Audit Committee

Article 27. The Statutory Audit Committee, an advisory body linked to the Board of Directors, is made up of at least 3 (three) members, at least 1 of whom (one) is an independent director, and at least 1 (one) must have recognized experience in corporate accounting matters.

Paragraph 1. The same member of the Statutory Audit Committee may accumulate both characteristics referred to in the heading.

Paragraph 2. The activities of the audit committee coordinator are defined in its internal regulations, approved by the Board of Directors.

Paragraph 3. The members of the Statutory Audit Committee shall have a term of office of 2 (two) years, and may be re-elected and hold office for a maximum of 10 (ten) years, their tenure being conditional on the signing of a term of office, which must include their being subject to the arbitration clause referred to in Article 32 of these Bylaws.

Paragraph 4. The Statutory Audit Committee shall have the following duties:

(vii)	to give an opinion on the hiring and dismissal of the independent external auditor for the conduct of the independent external audit or for any other service;

to supervise the activities of: (a) the independent auditors, in order to assess their independence and the quality and suitability of the services provided to the Company’s needs; (b) the Company’s internal control area; (c) the Company’s internal audit area; and (d) the area responsible for preparing the Company’s financial statements;

monitor the quality and integrity of: (a) internal control mechanisms; (b) the Company’s quarterly information, interim statements and financial statements; and (c) information and measurements disclosed on the basis of adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual financial statement reports;

evaluate and monitor the Company’s risk exposures, and may even request detailed information on policies and procedures relating to: (a) management remuneration; (b) the use of Company assets; and (c) expenses incurred on behalf of the Company;

evaluate and monitor, together with management and the internal audit department, the adequacy of the transactions with related parties carried out by the Company and their respective disclosures;

prepare a summary annual report, to be presented together with the financial statements, describing: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there is a significant disagreement between the Company’s management, the independent external auditors and the Statutory Audit Committee in relation to the Company’s financial statements; and

ensure that the Company has the means to receive and process information about non-compliance with the legal and regulatory provisions applicable to the Company, as well as internal regulations and codes, including specific procedures to protect the whistleblower and the confidentiality of the information.

Paragraph 5. The bylaws of the Statutory Audit Committee shall be approved by the Board of Directors and shall describe its functions in detail, as well as its operating procedures.

Paragraph 6. The remuneration of the members of the Statutory Audit Committee, in addition to the respective budget allocation, shall be set by the Board of Directors.

Chapter VII Financial Year and Financial Statements

Article 28. The fiscal year begins on January 1st and ends on December 31st of each year.

Paragraph 1. At the end of each financial year, the Executive Board shall draw up the financial statements required by law and the Novo Mercado Regulations, in compliance with the relevant legal precepts.

Paragraph 2. The financial statements for the year shall include a management proposal on the allocation of net profits, in compliance with the provisions of these Bylaws and applicable legislation.

Paragraph 3. The net profit for the year must be allocated as follows:

(viii)	5% (five percent) for the formation of the legal reserve, until it reaches 20% (twenty percent) of the subscribed share capital;

payment of a mandatory dividend, in compliance with Article 29 of these Bylaws and applicable legislation; and

constitution of a profit reserve and distribution of dividends in addition to the mandatory dividends under the terms of the Brazilian Corporations Law.

Article 29. Shareholders shall be entitled to receive, each year, as dividends, a minimum mandatory percentage of 25% (twenty-five percent) of the net profit for the year, with the following adjustments:

(ix)	the decrease in the amounts set aside in the year for the constitution of the legal reserve and contingency reserves; and

(x)	the increase in amounts resulting from the reversal, during the year, of previously formed contingency reserves.

Paragraph 1. Whenever the amount of the mandatory dividend exceeds the realized portion of the net profit for the year, management may propose, and the General Meeting approve, that the excess be set aside as an unrealized profit reserve (article 197 of the Brazilian Corporations Law).

Paragraph 2. The General Shareholders’ Meeting may allocate profit sharing to the managers of the Company or its subsidiaries, subject to the relevant legal limits. It is a condition for the payment of such participation that the shareholders receive the minimum mandatory dividend referred to in this Article.

Paragraph 3. The Company may draw up balance sheets every six months or in shorter periods. Subject to the conditions imposed by law, the Board of Directors may: (a) decide on the distribution of dividends to the debit of the profit account calculated in the half-yearly balance sheet or in shorter periods ad referendum of the General Meeting; and (b) declare interim dividends to the debit of the profit reserve account existing in the last annual or half-yearly balance sheet.

Paragraph 4. Dividends not claimed within three years shall be statute-barred in favor of the Company.

Paragraph 5. The Board of Directors shall decide on a proposal by the Executive Board to pay or credit interest on equity, ad referendum of the Ordinary General Meeting which appraises the financial statements for the financial year in which such interest was paid or credited, and the amounts corresponding to interest on equity shall be imputed to the mandatory dividend.

Chapter VIII Disposal of Control, of a Publicly Traded Company and Delisting from the Novo Mercado

Article 30. The direct or indirect sale of control of the Company, whether by means of a single operation or by means of successive operations, shall be contracted on condition that the acquirer of control undertakes to carry out a takeover bid for the shares issued by the Company and held by the other shareholders, in compliance with the conditions and deadlines laid down in the legislation and regulations in force and in the Novo Mercado Regulations, in order to ensure equal treatment to that given to the seller.

Article 31. In the event of the direct or indirect sale of control of the Company, cancellation of registration as a publicly traded company, voluntary delisting from the Novo Mercado or corporate reorganization involving the transfer of the Company’s shareholder base, the provisions of the applicable legislation and regulations must be observed, including, without limitation, the rules issued by the CVM and the Novo Mercado Regulations.

Chapter IX Dispute Resolution

Article 32. The Company, its shareholders, managers and members of the fiscal council, effective and alternate, if any, undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, in the form of its regulations, any controversy that may arise between them, related to or arising from their status as issuer, shareholders, managers and members of the fiscal council, and in particular, arising from the provisions contained in Law no. 6.385, of December 7, 1976, as amended, the Brazilian Corporations Law, the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, these Bylaws, as well as other rules applicable to the operation of the securities market in general, in addition to those contained in the Novo Mercado Regulations, other B3 regulations and the Novo Mercado Participation Agreement.

Chapter X Settlement

Article 33. The Company shall be dissolved in the cases provided for by law, and it shall be incumbent on the General Meeting, where appropriate, to determine the method of liquidation and appoint the Audit Board and liquidator to act during the liquidation period, setting their remuneration.

Chapter XI Final Provisions

Article 34. The Company is prohibited from granting financing or guarantees of any kind to third parties, in any form whatsoever, for business outside the Company’s interests.

*      *      *

Annex X to the Board of Directors’ Proposal

Comparative table of the proposed change to the Bylaws with the justification (Article 12, item II, of CVM Resolution No. 81/2022)

Change	Justification and impact
Article 1. ~~Marfrig~~ MBRF Global Foods Company SA (“Company “) is a public limited company with authorized capital, governed by these articles of association (“Articles of Association “) and by the applicable legal and regulatory provisions.

The proposed amendment takes place in the context of the rebranding of the Company, in the process of full consolidation of its investment in BRF S.A. (“BRF”) in connection with the Merger (as defined below).

The Company does not anticipate any significant legal or economic effects arising from this change.

Article 5. The Company’s share capital, fully subscribed and paid up, is ~~R$10,491,577,961.00 (ten billion, four hundred and ninety-one million, five hundred and seventy-seven thousand, nine hundred and sixty-one reais)~~ R$15,468,781,313.18 (fifteen billion, four hundred and sixty-eight million, seven hundred and eighty-one thousand, three hundred and thirteen reais and eighteen cents), divided into ~~857,928,119 (eight hundred and fifty-seven million, nine hundred and twenty-eight thousand, one hundred and nineteen)~~ 1,497,671,577 (one billion, four hundred and ninety-seven million, six hundred and seventy-one thousand, five hundred and seventy-seven) common shares, all registered, book-entry and with no par value.

The proposed amendment arises from the proposed merger of all the shares issued by BRF not held by Marfrig Global Foods S.A. (“Company” or “Marfrig” and “Merger”, respectively), submitted for resolution at the shareholders’ meeting.

The Merger will result in an increase in Marfrig’s shareholders’ equity in the amount of R$14,933,103.366.87 (fourteen billion, nine hundred and thirty-three million, one hundred and three thousand, three hundred and sixty-six reais and eighty seven cents), supported by the value attributed to the shares issued by BRF to be merged by Marfrig (i.e. without considering the shares issued by BRF held in treasury and the shares issued by BRF held by Marfrig), it being certain that the amount of (i) R$4,977,203,352.18 (four billion, nine hundred and seventy seven million, two hundred and three thousand, three hundred and fifty-two reais and eighteen cents) will be allocated to Marfrig’s share capital account; and (ii) the remaining amount will be allocated to Marfrig’s capital reserve account.

Due to the allocation to Marfrig’s share capital account mentioned above, on the date of consummation of the Merger (“Closing Date”), Marfrig’s share capital will be R$15,468,781,313.18 (fifteen billion, four hundred and sixty-eight million, seven hundred and eighty-one thousand, three hundred and thirteen reais and eighteen centavos).

Without prejudice to any adjustments to the Exchange Ratio provided for in the Merger, the Merger will comprise the issue by Marfrig of 639,743,458 (six hundred thirty-nine million, seven hundred forty-three thousand, four hundred fifty-eight) common shares, to be subscribed by the directors of BRF, on behalf of the then shareholders of BRF (with the exception of Marfrig) on the Closing Date.

(iv) It is reiterated that the increase in share capital and the issue of shares by the Company resulting from the Merger will only take effect on the Closing Date. The Company’s shareholders will not have pre-emptive rights to subscribe for the shares issued as a result of the Merger.

Annex XI to the Board of Directors’ Proposal

Information about Apsis Business Consulting Ltda.

(As per article 25 and Annex L of CVM Resolution No. 81/2022)

1. List the evaluators recommended by the administration

The management of BRF S.A. (“BRF” or “Company”) recommends the ratification of the appointment of Apsis Consultoria Empresarial Ltda., a limited liability company, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, Zip Code 20021-290, registered in the National Registry of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 08.681.365 /0001-30, registered with the Regional Accounting Council of Rio de Janeiro under No. 005112 /O- 9 (“Appraisal Company”), which was hired by the Company and Marfrig Global Foods SA (“MGF” and, jointly with BRF, “Companies “), for the purpose of preparing (i) the appraisal report, at market value, of the shares issued by BRF to be incorporated by MGF, within the scope of the Merger now submitted for approval by the general meeting, on the base date of May 14, 2025; (ii) the appraisal report containing the calculation of the exchange ratio of the shares held by the non-controlling shareholders of BRF, based on the net equity value of the shares of MGF and BRF, with both assets being appraised according to the same criteria and on the base date of December 31, 2024, pursuant to article 264 of the Brazilian Corporations Law, at market prices.

2. Describe the training of the recommended evaluators

The Appraisal Company stands out in the market as an independent consulting firm specialized in assessments and generating value for its clients. The credibility and impartiality of the Appraisal Company make its deliverables a reference for decision-making by large companies.

3. Provide copies of the work proposals and remuneration of the recommended evaluators

The work proposal and remuneration proposal presented by the Appraisal Company for the work described in item 1 above are included in Annex XII to this Management Proposal.

4. Describe any relevant relationship existing in the last 3 (three) years between the recommended evaluators and parties related to the company, as defined by the accounting rules that deal with this subject.

The Appraisal Company has not had any relevant relationship with parties related to the Company in the last three years, as defined by the accounting rules that deal with this matter.

Annex XII to the Board of Directors’ Proposal

Proposal of Work and Remuneration from Apsis Consultoria Empresarial Ltda.

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WORK PROPOSAL AND REMUNERATION OF THE APPRAISAL COMPANY

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Proposal for the Provision of Services Marfrig Global Foods S.A 03.853.896/0001 - 40 April 29, 2025 Tang David tang.david@marfrig.com Commercial Contact Miguel Cortes Carneiro Monteiro miguel.monteiro@apsis.com.br AP - 00475/25

Business Valuation SERVICE PRESENTATION ▪ Understanding the situation ▪ Scope ▪ Required documentation ▪ Deadline and Fees PROJECT CONDITIONS ▪ Methodology ▪ Bid Validity and Confidentiality ▪ Delivery ▪ Additional Information ▪ General Conditions ABOUT US

Understanding the situation According to understandings, Marfrig Global Foods S . A . ("Marfrig") and BRF S . A . ("BRF"), together referred to as the Companies, intend to carry out a corporate reorganization with the aim of unifying their shareholder bases . The intended transaction will involve the incorporation of BRF shares by Marfrig . In the context of this transaction, Apsis was asked to prepare the appraisal reports needed to support the transaction, in particular the reports for the purposes of complying with article 264 and article 252 of the Brazilian Corporate Law .

Scope 1 - Art. 264 of the Corporate Law Preparation of a valuation report on the shares of Marfrig and BRF, for the purpose of subsidizing the share exchange relationship between the companies, in accordance with the applicable laws and regulations, specifically article 264 of Law 6 . 404 / 76 (Brazilian Law) . Apsis will calculate the value of the Companies' shares by the equity methodologies calculated at market prices . In order to prepare the cash flow report, the following analyses and procedures will be carried out as a minimum, but not limited : • Examination of the financial statements; • Identification of accounting balances subject to market adjustments; • Technical inspection for the valuation of fixed assets; • Valuation of assets (tangible and intangible) and liabilities at market value; • Calculation of deferred liabilities on identified capital gains; • Conclusion of the value per share of each Company and calculation of the exchange ratio Based on an analysis of the companies' financial statements and our knowledge of the segment, we believe that the main intangible assets of the target company are : Brands, Customer Portfolio, Contracts and Internally Developed Software . However, the paper will investigate the existence and materiality of other intangible assets .

Scope 1 - Art. 264 of the Corporate Law With regard to fixed and real estate assets, Apsis is considering as the object of evaluation its own real estate and movable assets located in approximately 200 production units, subdivided into the Slaughter Unit, Processing Unit, Commercial Office, Industrial Complex, Distribution Center, Transition Ports, Animal Feed Units and Confinement Unit . With regard to fixed assets and real estate, the following accounting classes will be evaluated : • Land; • Buildings and constructions; • Machinery and equipment; • Vehicles;

Scope 1 - Art. 264 of the Corporate Law Valuation of fixed assets takes into account the following steps: • Organization and control of the fixed assets database, vis à vis physical control of the companies' fixed assets; • Definition general valuation criteria by asset account group • Sample inspection of the main movable and immovable assets; • Market research (real estate); • Adherence test of fixed assets valued by third - party reports presented in Excel spreadsheets; • Testing the adherence of the methodologies, assumptions, valuation calculations, asset prices, etc. of the third - party reports presented; • When necessary, making the necessary adjustments to the valuations to bring them into line with the market on the base date of the work; • Making the necessary adjustments to the calculations between the book balances and the market values of the relevant assets analyzed.

Scope 1 - Art. 264 of the Corporate Law Comments: • The scope does not include the physical inventory and reconciliation of companies' fixed assets • Where necessary, information on technical characteristics such as dimensions, capacities, etc. will be provided by profession als from the contracting company's technical department; • The scope includes the timely participation of professionals from the Procurement, Accounting, Engineering and Maintenance areas of the contracting company; • For this scope, due to the short deadline for the preparation of this work, Apsis will evaluate the fixed assets using market economic indexes and will not follow the guidelines presented in the ABNT NBR 14.653 standard. Other simplifications may be adopted; • The contracting company must provide support by supplying invoices for the purchase of the goods and providing direct contacts (name, telephone number and email address) of the equipment suppliers, in order to facilitate contact and access to information from the suppliers; • This scope considers the receipt of appraisal reports prepared for third parties for insurance purposes . It is essential that the CLIENT requests the appraisers responsible for the reports and their annexes to authorize access to the reports by APSIS for the purpose of the scope and objective contemplated in this proposal ; • If any inconsistency is identified between the off - balance sheet controls and the balances on the base date, the corresponding PPA value will contain proviso to this effect until the customer regularizes the situation . • The expenses necessary to carry out the services are not included in the bid and will be charged separately by means of a debit note, with the presentation of receipts, and will be exempt from any taxes, as they do not constitute the object of this contract . • The scope does not consider the valuation of lease contracts . We believe that book value is a good proxy for market value, since most of the contracts are recent . In , they are not assets that could be sold separately .

Scope 2 - Art. 252 of the Corporate Law Under the terms and for the purposes of article 252, to determine the market value of the shares of BRF, for the purposes of incorporation by Marfrig, in accordance with the applicable laws and regulations. Apsis will evaluate BRF's shares by listing them on the stock exchange. In order to prepare the report, the following analyses and procedures will be carried out as a minimum, but not limited : • Calculation of the (VWAP) of BRF's historical share price; • Analysis of historical quotations and quotation volumes, as well as relevant facts • Determining the price range and fair value of shares • Preparation of a report containing all the assumptions

Documentation required • Analytical balance sheets of the companies involved in the analysis (including associates and subsidiaries) on the valuation date • Asset control (asset by asset) of the company's fixed assets in excel • Company financial statements for the last few years • Analytical basis of fixed assets reconciled between physical and accounting in an Excel spreadsheet; • Valuation reports and their respective annexes in Excel spreadsheets for own properties prepared by third parties (with a base date of up to two years from the base date of the work); • Evidence of the quotations (e - mails, invoices, contracts, budgets, etc.) that have been made and which will serve as a parameter for valuing the . • Historical turnover per client (last 3 years) • Identification of unrecorded assets and liabilities that should be recognized • Valuation reports of the Companies' fixed assets prepared by third parties • BRF PPA report • Multi - year budget or cash flow projection (in Excel) of the Companies • List of vehicles per unit containing the following information: make, model, year of manufacture and model, body type and body capacity in the case of trucks, etc.) If the documentation and/or information needed to carry out the work is not provided by the client and obtaining or preparing it results in additional working hours for the APSIS team involved in the project, these hours will be calculated and charged in accordance with the hourly rate in force . This will also be the case when documentation or information is replaced after the start of the project .

Deadline A APSIS expects to present draft(s) of the report(s) by May 14, 2025, considering that the Entity's Management and/or those inv olved will make available, at the beginning of the work, all the information necessary to carry out the work and that acceptance will occur by April 31, 2025. Fees The professional fees for carrying out the services described in Scope 1 , including all taxes (taxes, fees, emoluments, fiscal and parafiscal contributions), amount to R $ 1 , 700 , 000 . 00 (one million seven hundred thousand reais), The professional fees for carrying out the services described in Scope 2 , including all taxes (taxes, fees, emoluments, fiscal and parafiscal contributions), amount to R $ 150 , 000 . 00 (one hundred and fifty thousand reais), The fees should be paid follows : - 50 . 00% (fifty percent) of the total value, on acceptance of this proposal - 50 . 00% (fifty percent) of the total value, on delivery of the working draft For each stage mentioned above, the corresponding invoice will be due in 15 (fifteen) days from each event giving rise to the charge . After the date, interest of 1% (one percent) per month will be charged on the net value of the invoice, plus a 10% (ten percent) fine on the invoice value for default . The indicated fine will be increased to 20% (twenty percent) if it is necessary to file a lawsuit/judicial measure collect the de bt . Services that go beyond the planned scope will be reported to the client and charged for by APSIS issuing an activity report containing date, description of work and time used .

Experience in Public Company Reports Getninjas APSIS prepared the takeover report to support the company's IPO process. APSIS prepared the takeover report to support the company's IPO process. APSIS prepared the takeover bid report to support the company's IPO process. Apsis carried out the appraisal reports for BR Properties S.A. for the purposes of a voluntary takeover control of the bid for company. Subsequently, Apsis prepared a new appraisal report for the purpose of deregistering the company as a public company. APSIS prepared the takeover bid report to support the company's IPO process.

Other experience in valuing listed companies APSIS' Business Valuation segment is made up of a specialized, certified team with recent experience in company valuations publicly companies from a wide range of industries. The most relevant evaluations carried out by APSIS in the last three years are listed below. • Fleury S.A.: appraisal report to comply with articles 226 and 229 of the Brazilian Law, issued in July 2020. • TIM Celular S.A.: valuation report to comply with article 264 of the Brazilian Law, issued in July 2020. • Smiles Fidelidade S.A.: valuation report to comply with articles 226 and 227 of the Brazilian Law, issued in December 2021. • Movida Participações S.A.: appraisal report to comply with articles 226 and 227 of the Brazilian Law, issued in November 2021. • Brasil Brokers (Nexpe Participações S.A.): appraisal report to comply with articles 226 and 227 of the Brazilian Law, issued in February 2022. • Terra Santa Propriedades Agrícolas S.A.: valuation report to define the parity ratio between shares, issued in September 2022. • Locaweb S.A.: appraisal report to comply with article 256 of the Brazilian Law, issued in March 2022. • Arezzo Indústria e Comércio S.A.: appraisal report to comply with articles 226 and 227 of the Brazilian Law, issued in November 2022. • Americanas S.A: economic and financial feasibility study and property and assets report for the judicial reorganization plan, in order to comply with the items II and III of article 53 of Law 11.101/05 (Judicial Reorganization Law), issued in March 2023. • Klabin S.A.: Arauco appraisal report to comply with article 256 of the Brazilian Law.

Methodology Income Assets Market Market Approach Discounted Cash Flow (DCF) PL to market Stock Quotes Multiple Method Cash - generating company Capital - intensive company Listed company Sector generates multiple indicators Indication Possibility of measuring the company's risk (discount rate) Company generates little value from operational activity Significant market of comparable companies Relevant market of similar companies Flexibility to measure opportunities, competitive advantages, growth and business profile Reflection of expected return, depending on risk (sector, company and country) Valuations based on the company's history (conservatism) Contemplation of market trends and expectation of future results Analysis of how investors and other players perceive the market Advantages Reflection of the expected return, depending on the risk (sector, company and country) Conservative valuation method Information available to the market Transaction values include control and liquidity premium Projected scenarios affected by macro and microeconomic changes Valuation of unaudited companies Possibility of similar companies presenting different perspectives Segregation transaction values, control premium and liquidity portions Complexity Sensitivity: capital structure and discount rate Economic trends and potential not covered Emerging markets affected by short - term macroeconomic variables Limited sample, few really comparable (similar) companies

Bid validity This tender is valid for a period of 30 (thirty) days from the date of submission. Confidentiality APSIS is responsible for maintaining the utmost confidentiality with regard to any confidential information it may become awa re of during the performance of its services . For the purposes of this proposal, any and all information to which APSIS may have access, directly or indirectly, as a result of the services to be provided, will be considered confidential . Confidential information includes all types of oral, written, recorded and computerized documentation disclosed by the client in any form or obtained from observations, interviews or analyses, including, appropriately and without limitation, all machinery, compositions, equipment, records, reports, sketches, use of patents and documents, as well as all data, compilations, specifications, strategies, projections, processes, procedures, techniques, models and tangible and intangible embodiments of any kind . APSIS, its consultants and collaborators have no direct or indirect interest in the company(ies) involved or in the operation described in this proposal .

Delivery Services will commence upon express acceptance of this proposal, payment of the deposit and receipt of the full documentation required for the work to be carried out, as listed in this proposal . The final report(s) will be presented in digital form, i . e . an electronic document in Portable Document Format (PDF), and will be available in an exclusive environment on our extranet for a period of 90 (ninety) days . The report(s) may be made available in digital format, with signatures via certification, or in physical format, to be sent to the Contractor . If the contractor requests it, APSIS may make the physical copy(s) of the report(s) available, free of charge, within five (5) working days, in a single printed document . Upon receiving the draft(s) of the report(s), the Employer will have up to 20 (twenty) days to request clarifications and approve the final issuance of the document(s) . Once draft(s) have been approved, APSIS will have two (2) working days to issue the final report(s) . Once this time has elapsed, APSIS may consider the work closed and will be authorized to issue the final invoice, regardless of the issuance of the final report(s), in addition to being able to issue the most recent draft(s) of the report(s) made available in final form(s) . Changes requested after delivery of the digital report(s) will be subject to a new quote .

General conditions The basic parameters pertaining to the scope of the service will be defined immediately after acceptance of this proposal, so that it is possible to plan the work to be carried out . Our work does not represent an audit or review of the financial statements carried out in accordance with Brazilian and international auditing standards . Consequently, they cannot be considered an opinion or conclusion in this respect . This proposal may be terminated if both parties agree . In this case, APSIS will be due payment of the fees set out in this commercial proposal in proportion to the work already carried out . Travel and accommodation expenses, if necessary to carry out the services, do not form part of the value of this proposal/con tract and will be charged separately, subject, however, to the client's prior approval . If APSIS is responsible for the purchase of tickets and hotel nights, the expenses will be charged by means of a digital debit note, to be sent to the client accompanied by the respective receipts, and will be exempt from any taxes, as they do not constitute the object of this contract . For work involving engineering, the Technical Responsibility Note (ART) will be sent to the contractor to be signed . The ART is a document that gives legitimacy to the work carried out and is registered with the Regional Engineering and Agronomy Council (CREA) . At the end of the work, a model Technical Capacity Certificate (ACT) will be sent to the contractor for analysis . If approved, we will request the return of the completed and signed ACT, on company letterhead .

General Conditions The jurisdiction of the Capital the State of Rio de Janeiro is hereby elected, to the exclusion any other jurisdiction, howe ver privileged it may be, to settle any possible doubts during the execution of this proposal/contract, as well as all cases not provided for . Once accepted, the proposal must be signed by the legal representative of the requesting company and returned to the contractor, accompanied by all the necessary documentation for work to begin . Once returned to the contractor, this proposal takes the form of a contract, in accordance with current civil legislation . The legal representatives of the companies hereby sign this proposal, which will automatically be converted into a contract for the provision of services, in two (2) copies . Sincerely, LUIZ PAULO CESAR SILVEIRA Technical Vice - President CAIO CESAR CAPELARI FAVERO Director Witness 1: CPF: Legal Representative (Place/Date) CNPJ of the contracting company Witness 2: CPF:

About Us National and international standards

Our Solutions ▪ Business reviews ▪ Expert Consultancy/Technical Assistance ▪ M&A (mergers and acquisitions) ▪ Process Discovery, Improvement and Compliance ▪ Formulation, Deployment and Strategy execution ▪ Post - Merger/Acquisition Integration (PMI) ▪ Accounting consultancy ▪ Tax consultancy ▪ Assurance of Previously Agreed Procedures ▪ Due Diligence ▪ Diagnosis and Reports (ESG) ▪ Environmental Consulting ▪ Carbon Credit ▪ Risk Management ▪ Business Continuity (BCP) ▪ Internal Controls ▪ Regulatory Compliance/Anticorruption ▪ Information Security ▪ Internal Audit ▪ Governance Secretariat ▪ Governance and Accountability Advisory Governance,

Our Numbers More than R$ 600 billion in assets valued in the last 3 years More than R$ 65 billion on properties valued in the last 5 years More than 500 reports registered with the CVM 2,000 customers , 80% of which are large companies More than 20,000 reports issued In the last two years, we have identified and evaluated more than R$ 40 billion in purchase price allocation process More than 23 million assets inventoried and reconciled in the last 3 years Our thanks We thank you for your trust in our work. It is our commitment to maintain a rigorous standard of quality and an agile and personalized service. Our extensive experience in various sectors of the economy helps us to clearly identify your company's needs and propose intelligent solutions that suit your business. We hope that your acceptance will result in a fruitful partnership.

Annex XIII to the Board of Directors’ Proposal

Description of the Capital Structure and Control of Marfrig Global Foods S.A. after the Merger

6.1 / 6.2 - Shareholding position1

SHAREHOLDERS
CPF/CNPJ shareholder	Nationality - State	Participates in shareholders’ agreement	Controlling shareholder		Last modified
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	Number of shares (units)	Total shares %
Shareholder Resident Abroad		Name of legal representative or agent	Type person	CPF/CNPJ of the legal representative or agent
MARCIA AP. PASCOAL MARÇAL DOS SANTOS
182.070.698-21	Brazil	No	Yes		Closing Date
59,398,384	4.0%	0	0.000%	59,398,384	4.0%
No		-	-	-
MARCOS ANTONIO MOLINA DOS SANTOS
102.174.668-18	Brazil	No	Yes		Closing Date
59,526,979	4.0%	0	0.000%	59,526,979	4.0%
No		-	-	-
MMS PARTICIPAÇÕES LTDA.
08.542.030/0001-31	Brazil	No	Yes		Closing Date
499,356,617	33.3%	0	0.000%	499,356,617	33.3%
No		-	-	-
PREVI - CAIXA PREVIDÊNCIA FUNCIONÁRIOS BANCO DO BRASIL
33.754.482/0001-24	Brazil	No	No		Closing Date
75,798,764	5.1%	0	0.000%	75,798,764	5.1%
No		-	-	-
SAUDI AGRICULTURAL AND LIVESTOCK INVESTMENT COMPANY
46,879,386/0001-54	Saudi Arabia	No	No		Closing Date
158.113.034	10.6%	0	0.0%	158.113.034	10.6%
Yes		BNP Paribas Brazil SA	Legal	01.522.368/0001-82
Others
636,871,878	42.5%	0	0.0%	636,871,878	42.5%
Treasury shares
8,605,921	0.6%	0	0.0%	8,605,921	0.6%
TOTAL
1,497,671,577	100.0%	0	0.0%	1,497,671,577	100.0%

[1]	Without considering any adjustments to the Exchange Ratio.

MMS PARTICIPATIONS LTDA.
CPF/CNPJ shareholder	Nationality - State	Participates in shareholders’ agreement	Controlling shareholder		Last modified
Number of common shares (units)	Common shares %	Number of preferred shares (units)	Preferred shares %	number of shares (units)	Total shares %
Shareholder Resident Abroad		Name of legal representative or agent	Type person	CPF/CNPJ of the legal representative or agent
MARCIA AP. PASCOAL MARÇAL DOS SANTOS
182.070.698-21	Brazil	No	Yes		04/30/2024
249.004.359	50,000%	0	0.000%	249.004.359	50,000%
No		-	-	-
MARCOS ANTONIO MOLINA DOS SANTOS
102.174.668-18	Brazil	No	Yes		04/30/2024
249.004.359	50,000%	0	0.000%	249.004.359	50,000%
No		-	-	-
Others
0	0.000%	0	0.000%	0	0.000%
Treasury shares
0	0.000%	0	0.000%	0	0.000%
TOTAL
498.008.718	100.00%	0	0.000%	498.008.718	100.00%

6.3 - Capital distribution

Date of last meeting / Date of last modification	Closing Date
Number of natural person shareholders (Units) [2]	137,693
Number of shareholders of legal entities (Units)[3]	2,532
Quantity of institutional investors (Units)[4]	2,354

Outstanding Shares

Outstanding shares corresponding to all shares of the issuer with the exception of those held by the controller, persons linked to him, the issuer’s administrators and shares held in treasury

Common shares (Units)[5]	440,092,689	29.4%
Preferred shares (Units)	0.00%	0.00%
Total	440,092,689	29.4%

[2]	Considers the sum of individual shareholders of Marfrig and BRF, as identified in item 6.3 of the Marfrig and BRF reference forms.
[3]	Considers the sum of legal entity shareholders of Marfrig and BRF, as identified in item 6.3 of the Marfrig and BRF reference forms.
[4]	Considers the sum of institutional investor shareholders of Marfrig and BRF, as identified in item 6.3 of the Marfrig and BRF reference forms.
[5]	Considers the result of multiplying the Exchange Ratio (without considering any adjustments to the Exchange Ratio) by the number of outstanding shares of BRF, as described in item 6.3 of the BRF reference form, added to the number of outstanding shares of Marfrig, as described in item 6.3 of the Marfrig reference form.

6.4 - Shareholdings in companies

Company Name	CNPJ	Issuer’s share (%)
Abilun SA	00,000,000/0000-00	100%
BRF S.A.	01.838.723/0001-27	100%
Establishments Colonia SA	00,000,000/0000-00	100%
Southern Estates SA	00,000,000/0000-00	99.99%
Refrigerator Tacuarembó SA	00,000,000/0000-00	99.96%
Inhaler SA	00,000,000/0000-00	100%
Marfrig Beef (UK) Limited	00,000,000/0000-00	100%
Marfrig Beef International Limited	00,000,000/0000-00	100%
Marfrig Chile S.A.	00,000,000/0000-00	99.50%
Marfrig Energy Trading Ltda.	13.076.126/0001-91	99.99%
Marfrig Holdings (Europe) BV	00,000,000/0000-00	100%
Marfrig Overseas Ltd	00,000,000/0000-00	100%
Masplen Ltd	00,000,000/0000-00	100%
MFG Holdings SAU	00,000,000/0000-00	100%
Pampeano Foods S.A.	35.768.720/0001-86	99.99%
Plantplus Foods Brasil Ltda.	41.471.021/0001-72	70%
Prestcott International SA	00,000,000/0000-00	100%
Quickfood SA	00,000,000/0000-00	99.99%

6.5 - Organizational chart of shareholders and economic group

6.6 - Other relevant information

There is no other relevant information.

Annex XIV

Annex XIV to the Board of Directors’ Proposal

Additional information requested by CVM related to the elements that allow for the understanding of the criteria and information that led the Independent Committee and the Company's Board of Directors to approve the Exchange Ratio

(This attachment begins on the next page.)

(Remainder of page intentionally left blank.)

ANNEX XIV – ADDITIONAL INFORMATION

(This annex begins on the next page.)

(The remainder of this page has been intentionally left blank.)

Letter sent by MGF to BRF on April 24, 2025

CONFIDENTIAL AND PRIVILEGED

São Paulo, April 24, 2025.

BRF S.A.

Rua Jorge Tzachel, nº 475, Bairro Fazenda CEP

88301-600, Itajaí, Santa Catarina

A/C:	Mr. Marcos Antonio Molina dos Santos - Chairman of the Board of Directors on behalf of the members of the Board of Directors

E-mail: marcos.molina@brf.com

Ref.:	Potential business combination between MFG and BRF

Dear Sirs,

1	MARFRIG GLOBAL FOODS S.A., a publicly-held company with registered offices in the city of São Paulo, State of São Paulo, at Avenida Queiroz Filho, nº 1.560, Bloco 5 (Torre Sabiá), 3rd floor, Room 301, Vila Hamburguesa, CEP 05319-000, registered with the National Registry of Legal Entities of the Ministry of Finance ("CNPJ/MF") under No. 03.853.896/0001-40 ("MFG"), hereby expresses its intention to explore a potential business combination between MFG and BRF S.A., a publicly-held company headquartered in the city of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, 475, Bairro Fazenda, CEP 88301-600, registered with the CNPJ/MF under number 01.838.723/0001-27 ("BRF" and, together with MFG, the "Companies"), with a view to creating one of the largest animal protein companies in the world, with a strong presence in the domestic and international markets, portfolio diversification, scale, efficiency and sustainability ("Potential Transaction").

2	The Potential Transaction would result in the unification of the Companies' shareholder bases and we imagine, preliminarily, that it would be implemented through the incorporation of the shares issued by BRF into MFG.

3	We believe that the Potential Transaction would bring significant benefits to both companies, their shareholders, customers, suppliers, employees and other stakeholders, generating operational, financial and strategic synergies, as well as enhancing the Brazilian food sector and contributing to the country's socio-economic development.

4	In order to begin the work and studies related to the Potential Transaction, we ask that you begin the processes of hiring and engaging your financial and legal advisors, as well as setting up a special independent committee, in order to analyze and negotiate the terms and conditions of the proposed transaction, under the terms of the Guidance Opinion of the Brazilian Securities and Exchange Commission ("CVM") No. 35, of September 1, 2008.

5	On our side, Marfrig's Board of Directors has created an Independent Committee to negotiate the terms and conditions of the Potential Transaction. This Independent Committee has the following composition: Mr. Antonio Maciel Neto, Mr. Herculano Anibal and Mr. Roberto Silva Waack, all three independent directors. The work of the Independent Committee will be coordinated by Mr. Antonio Maciel Neto. S

6	Bearing in mind that the transaction and the terms presented herein are strictly preliminary and are subject to discussion in all respects between the Companies and also negotiation by the special independent committee, we request that the confidentiality of this correspondence and all its terms and conditions be maintained, as well as that all necessary measures be adopted to prevent the disclosure or leakage of information relating to the Potential Transaction, in accordance with applicable laws and regulations, especially CVM Resolution No. 44, of August 23, 2021.

7	Finally, we remain at your disposal to clarify any doubts or questions that may arise and to move forward in the negotiations regarding the Potential Transaction, in a diligent and constructive manner, with the aim of reaching a satisfactory agreement for both Companies in the shortest possible time.

That's all we have to do for the moment, we subscribe.

Sincerely,

MARFRIG GLOBAL FOODS S.A.

/s/ Antonio Maciel Neto
Antonio Maciel Neto

Agreed as of __ April 2025.

BRF S.A.

Name:

Presentation by the Financial Advisor to BRF’s Independent Committee on April 15, 2025

Valuation Analysis Project Opus One Citi Investment Banking May 15 th , 2025 | Strictly Private and Confidential

Disclaimer

The following pages contain material provided to the Independent Committee of BRF S.A. ("BRF" or the "Company") by Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A.("Citi") in connection with a potential transaction involving the Company and Marfrig Global Foods S.A.

The scope of Citi's financial advisory engagement is to issue an opinion as to the fairness, solely from a financial point of view, of the exchange ratio of the Company's shares in connection with the potential transaction.

The accompanying material was compiled or prepared on a confidential basis solely for the use of the Independent Committee of the Company in the evaluation of the potential transaction and not with a view toward public disclosure under any securities laws or otherwise, nor to be used or relied upon by any other party or used for any other purpose. The information contained in the accompanying material was obtained from the Company and other sources. Any estimates and projections contained herein have been prepared or adopted by management of the Company, obtained from public sources, or are based upon such estimates and projections, and involve numerous and significant subjective determinations, and there is no assurance that such estimates and projections will be realized. Citi does not take responsibility for such estimates and projections, or the basis on which they were prepared. No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past, the present or the future. In preparing the accompanying material, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the management and other representatives of the Company that they are not aware of any relevant information that has been omitted or that remains undisclosed to Citi.

The accompanying material was not prepared for use by readers not as familiar with the Company as the Independent Committee of the Company and, accordingly, neither the Company nor Citi or their respective legal or financial advisors or accountants take any responsibility for the accompanying material if used by persons other than the Independent Committee of the Company. The accompanying material is necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citi until the date of the accompanying material as indicated herein. Citi does not have any obligation to update or otherwise revise the accompanying material, partially or in total. Nothing contained herein shall be construed as legal, regulatory, tax or accounting advice, nor shall constitute advice or a recommendation to any shareholder or member of the Independent Committee or of the Board of Directors of the Company (or any holder of securities issued by the Company) on how to vote or act in connection with any matters related to the potential transaction or otherwise. The Independent Committee and the Board of Directors of the Company should read the accompanying material together with the reports and analysis required pursuant to Brazilian law.

These materials are not, and should not be considered, an expert opinion, projection or forecast report, accounting, appraisal or evaluation report (laudo or laudo de avaliação) under, and have not been prepared for the purpose of complying with, any laws or regulations of any Brazilian jurisdiction or any jurisdiction outside Brazil, including (i) any regulations of the Brazilian Securities Commission or the Brazilian Central Bank, (ii) any provisions of the Brazilian Corporations Law (Federal Law No. 6.404, as amended) or (iii) any other self-regulation rule applicable to Brazilian publicly-held companies.

These materials may not be quoted, referred to or otherwise disclosed, in whole or in part, nor may any public reference to Citi be made, without Citi's prior written consent.

citi | 2

3 Table of contents 1. Transaction Overview 4 2. DCF Analysis 8 3. Summary Valuation Outputs 14 4. Value Creation Analysis 19 Appendix 22 A. Cost of Capital Build - Up 23

1. Transaction Overview

Selected Transaction Terms

Transaction Structure	• Merger of shares (*incorporação de ações*) of BRF into Marfrig • The minority shareholders of BRF that do not approve the transaction will have the right to withdraw by a price per share of R$19.89 (fair value per share) • After the implementation of the Transaction, BRF's shares and ADRs will be delisted
Consideration	• In connection with the merger and as contemplated by the parties, BRF and Marfrig each intend to declare and pay special dividends to their respective shareholders in aggregate amounts of **R$3,520 mm** and **R$2,500 mm**, respectively, prior to the effective time of the merger ◦ The analysis **considers the distribution of 100% of these special dividends** • Exchange ratio of **0.8521x** (post dividends)

Certain Governance Aspects	• BRF and Marfrig established independent committees on April 25th to analyze and negotiate the transaction terms
	  ◦ BRF Independent Committee is composed by three independent Board Members: Augusto Marques da Cruz Filho, Eduardo Augusto Rocha Pocetti, and Flavia Maria Bittencourt
	  ◦ The committees agreed on terms on May 8th, and the Board of Directors approved the transaction on May 15th, 2025

Certain Closing Conditions	• Approval by BRF and Marfrig's Board of Directors and General Shareholder's meeting • Approval by BRF and Marfrig's Fiscal Council and by BRF's Audit and Integrity Committee

Special Dividends Distribution



MMS
Float Marfrig
73%
27%
Special Dividends
R$2,500mm
R$2.94 per share
Marfrig
Float BRF
53%
47%
Special Dividends
R$3,520mm
R$2.20 per share
brf

Merger of Marfrig and BRF



MMS
Float Marfrig
73%
27%
Newly Issued Marfrig Shares
Marfrig
Float BRF
Existing BRF Shares
53%
47%
brf

Resulting Shareholder base

Assuming zero withdrawal and full dividends



MMS
Float Marfrig
Float BRF
41.5%
15.6%
42.9%
Marfrig
100%
brf

Source: BRF and Marfrig managements.

citi | 5

Background of Negotiations

Background of the Discussions

- **2019:** Marfrig and BRF attempted the merger of the Companies
- **2021:** Marfrig built a 31.7%% stake in BRF
- **2022:** On February 1st, 2022, BRF priced a R$5.4 bn a 100% follow-on, where Marfrig executed its subscription rights and reached a 33.2% stake in the company. After this transaction, Marcos Molina (Marfrig's controlling shareholder) was names the chairman of BRF's board of directors. Marfrig began to consolidate BRF's results
- **2023:** Marfrig continued to increase its stake in BRF via the acquisition of shares from the Free-Float and its poison pill was removed in July 2023. On December 2023, Marfrig achieved a controlling position on BRF and, as of now, it holds a 53% in BRF
- **April 24th, 2025:** BRF was notified by Marfrig that it is willing to execute the merger of shares. The transaction was proposed by Marcos Molina, who holds a 72.7% stake in Marfrig, that is the controlling shareholder of BRF
- **April 25th, 2025:** BRF creates an Independent Committee and hires Citi as its financial advisor
- **May 2nd– May 8th, 2025:** Negotiations between Marfrig, BRF and its advisors
- **May 15th, 2025:** Material facts will be published by both companies disclosing the transaction and informing the preliminary terms and conditions for the combination of BRF and Marfrig activities, with resulting ownership being **42.9%** to the BRF shareholders and **57.1%** to the Marfrig shareholders

Proposals Negotiated Between the Parties

- Evolution of the **proposed Exchange Ratios** (post dividends) and **resulting ownership of Marfrig's reference shareholder (MMS):**
  - **May 2nd**
    - 1st proposal sent by Marfrig → 0.4834 / 51%
  - **May 6th**
    - 1st counter-proposal by BRF → 1.1553 / 36%
  - **May 8th**
    - 2nd proposal by Marfrig → 0.6988 / 45%
    - 2nd counter-proposal by BRF → 0.9255 / 40%
  - **Final Terms:** 0.8521 / 41.5%

Independent Committee Approach

- Citi and BRF's independent committee received an info pack from Marfrig and its advisors, including the projections of each individual business (BRF, National Beef and Beef South America / Holding)
- BRF's independent committee, alongside Citi, carefully analyzed this information and held several discussions with the management teams of the companies to detail various scenarios and a Fair Value for the companies
- Based upon these analyzes and discussions, BRF's independent committee approved the transaction terms mentioned above

Source: BRF and Marfrig managements.

citi | 6

7 Approval of the merger agreement by the Board of Directors of both Companies May 15 th Signing of the merger agreement by both Companies May 15 th Announcement to the market (after closing) May 15 th Filling of the merger protocol May 16 th Call notice for the Extraordinary Shareholder’s Meeting – Marfrig and BRF May 16 th Voting at the Shareholder’s Meeting June 19 th Closing of the transaction July 28 th Process Overview 30 days July 28 th Closing of th e transaction Indicative Timetable Next Steps [June 19 th ] Voting at the shareholder ’s meeting May 15 th Signing and announcement of the transaction May 16 th Call notice for the Shareholder's Meeting 30 days for withdrawal rights

2. DCF Analysis

9 Discounted Cash Flow Framework Present Value Date and Basis of Information Present value date of March 31 st , 2025 Considers mid - year convention Net debt position as of 1Q25 Financial projections as per Original Case estimates , which includes BRF, National Beef (“NB”), Beef South America (“BSA”) and Holding Methodology Free Cash Flow to Firm Model in BRL nominal terms Projected period: Annual periods from 2025 to 2034 Perpetuity considers growth rate of 3.5%, normalized EBITDA margins for each segment and 34% tax rate In connection with the merger and as contemplated by the parties, BRF and Marfrig each intend to declare and pay special dividends to their respective shareholders in aggregate amounts of R$3,520 mm and R$2,500 mm, respectively, prior to the effective time of the merger The analysis considers the distribution of 100% of these special dividends Original Case Considers balance sheet accounts (PP&E and Working Capital) consolidated for NB, BSA and Holding Assumes price growth according to inflation and specific segments and geographies dynamics Includes efficiency gains through lower operating expenses Considers growth in volumes without capex for capacity expansion Target margins of 12.3% for BRF, 5.8% for NB and 9.1% for BSA Independent Committee Case Separated balance sheet accounts (PP&E and Working Capital): National Beef and BSA+ Holding Assumes more moderate price growth, aligned with inflation No efficiency gains and margins adjustment according to specific segments and geographies dynamics No or minimal volume growth assumed, to avoid exceeding current capacity Increased maintenance capex to align with listed peers and company historical levels and to replace D&A Target margins of 12.0% for BRF, 5.0% for NB and 9.0% for BSA

10 40,551 40,205 32,316 (98) 2,013 (2,260) (7,889) Original Case Updated Macro Normalized EBITDA Margin 34% Perpetuity Tax Rate Independent Committee Case Delta to Mkt. Cap. Mkt. Cap Key Assumptions WACC 12.4% Growth Rate 3.5% Implied Equity Value (+) NPV - FCFF 26,860 (+) NPV - Perpetuity 21,591 (=) Enterprise Value 48,451 (-) Net Debt (1Q25) (6,961) (-) Minorities (2024A) (1,414) (+) Investments 129 (=) Equity Value 40,205 (-) Special Dividends (3,520) (=) Equity Value Post-Div. 36,686 Implied Multiples EV / EBITDA 25E 4.9x EV / EBITDA 26E 4.4x EV / EBITDA 27E 4.4x EV / EBITDA 25E Run-rate (1) 6.2x BRF Valuation Overview – Independent Committee Case R$ mm, unless otherwise stated 2023A 2024A 2025E 2026E 2027E 2028E 2029E 2030E 2031E 2032E 2033E 2034E Perp. Volume (kton) 4,806 5,071 5,276 5,487 5,707 5,878 6,054 6,236 6,423 6,615 6,814 7,018 7,018 Net Revenue 53,615 61,379 65,371 70,820 75,944 80,349 85,494 91,297 97,493 104,111 111,177 118,723 118,723 Growth (%) n.a. 14.5% 6.5% 8.3% 7.2% 5.8% 6.4% 6.8% 6.8% 6.8% 6.8% 6.8% --% (+/-) EBITDA 4,614 10,491 9,855 11,044 10,910 11,028 10,259 10,956 11,699 12,493 13,341 14,247 14,247 Margin (%) 8.6% 17.1% 15.1% 15.6% 14.4% 13.7% 12.0% 12.0% 12.0% 12.0% 12.0% 12.0% 12.0% (-) Taxes (1,737) (1,912) (1,754) (1,677) (1,496) (2,263) (2,336) (2,414) (2,497) (2,586) (2,826) Tax Rate (%) 26.9% 26.9% 26.9% 26.9% 26.9% 26.9% 26.9% 26.9% 26.9% 26.9% 34.0% (+/-) Change in WK 248 57 247 147 310 116 124 133 142 151 151 (-) Capex (5,632) (5,099) (3,949) (4,191) (4,275) (4,565) (4,875) (5,206) (5,559) (5,936) (5,936) (=) FCFF 2,734 4,090 5,453 5,307 4,799 4,244 4,613 5,006 5,427 5,876 5,636 ● Updated macroeconomic projections, according to Bacen (2) ● Normalized EBITDA margin of 12% from 2029E onwards — Adjusted gross margins — Fixed SG&A as percentage of net revenues ● Updated perpetual tax rate to 34% Key Adjustments: Independent Committee Case Equity Value Waterfall R$ mm Source: Project Opus One, Independent Committee Case and FactSet as of May 13 th , 2025. Note: (1) Considers target EBITDA margins. (2) “Bacen” stands for Central Bank of Brazil. 37,032 36,686 28,796 Post - Dividends Price per Share Upside vs. Market Cap. 25.35 25.5% 25.13 24.4% 20.20 -- % 23.15 22.93 18.00 Price per Share (Post - Dividends)

NBM Valuation Overview – Independent Committee Case

R$ mm, unless otherwise stated	2023A	2024A	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	Perp.
Volume (kton)	1,960	1,980	2,011	1,944	1,931	1,991	2,080	2,164	2,240	2,308	2,354	2,390	2,390
Net Revenue	58,471	66,921	75,968	78,234	80,063	83,738	84,994	91,539	98,108	104,637	110,505	116,126	116,126
Growth (%)	*n.a.*	*14.5%*	*13.5%*	*3.0%*	*2.3%*	*4.6%*	*1.5%*	*7.7%*	*7.2%*	*6.7%*	*5.6%*	*5.1%*	*--%*
(+/-) EBITDA	2,304	1,565	1,212	1,123	1,120	3,521	4,250	4,577	4,905	5,232	5,525	5,806	5,806
Margin (%)	*3.9%*	*2.3%*	*1.6%*	*1.4%*	*1.4%*	*4.2%*	*5.0%*	*5.0%*	*5.0%*	*5.0%*	*5.0%*	*5.0%*	*5.0%*
(-) Taxes			(61)	(11)	--	(529)	(674)	(772)	(982)	(1,023)	(1,055)	(1,082)	(1,382)
Tax Rate (%)			*24.0%*	*24.0%*	*24.0%*	*24.0%*	*24.0%*	*24.0%*	*24.0%*	*24.0%*	*24.0%*	*24.0%*	*34.0%*
(+/-) Change in WK			(402)	(101)	(81)	(134)	(47)	(284)	(285)	(284)	(255)	(244)	(244)
(-) Capex			(1,140)	(1,174)	(1,201)	(1,256)	(1,275)	(1,373)	(1,472)	(1,570)	(1,658)	(1,742)	(1,742)
(=) FCFF			**(391)**	**(163)**	**(162)**	**1,602**	**2,254**	**2,147**	**2,167**	**2,354**	**2,558**	**2,738**	**2,438**

Key Assumptions	
WACC	9.6%
Growth Rate	3.5%
Implied Equity Value	
(+) NPV - FCFF	8,006
(+) NPV - Perpetuity	17,318
(=) Enterprise Value	**25,324**
(-) Net Debt (1Q25)	(4,212)
(-) Minorities (2024A)	--
(+) Investments	--
(=) Equity Value	**21,112**
(-) Special Dividends	--
(=) Equity Value Post-Div.	**21,112**
Implied Multiples	
EV / EBITDA 25E	20.9x
EV / EBITDA 26E	22.6x
EV / EBITDA 27E	22.6x
EV / EBITDA 25E Run-rate[1]	6.7x

Key Adjustments: Independent Committee Case

- Updated macroeconomic projections, according to Bacen[2]
- Normalized EBITDA margin of 5% from 2029E onwards
  - Adjusted gross margins
- Updated perpetual tax rate to 34%

Equity Value Waterfall

R$ mm



37,936
(143)
(7,512)
(6,282)
(2,887)
21,112
Original Case
Updated Macro
Normalized EBITDA Margin
Normalized Perpetual Margin
34% Perpetuity Tax Rate
Independent Committee Case

Source: Project Opus One, Independent Committee Case. Note: (1) Considers target EBITDA margins. (2) "Bacen" stands for Central Bank of Brazil.

11

12 Key Assumptions WACC 12.7% Growth Rate 3.5% Implied Equity Value (+) NPV - FCFF 9,007 (+) NPV - Perpetuity 5,890 (=) Enterprise Value 14,897 (-) Net Debt (1Q25) (26,202) (-) Minorities (2024A) -- (+) Investments -- (=) Equity Value (11,305) (-) Special Dividends (2,500) (=) Equity Value Post-Div. (13,805) Implied Multiples EV / EBITDA 25E 7.1x EV / EBITDA 26E 7.0x EV / EBITDA 27E 7.1x EV / EBITDA 25E Run-rate (1) 8.3x R$ mm, unless otherwise stated 2023A 2024A 2025E 2026E 2027E 2028E 2029E 2030E 2031E 2032E 2033E 2034E Perp. Volume (kton) 648 815 969 989 1,009 1,029 1,049 1,070 1,092 1,114 1,136 1,159 1,159 Net Revenue 14,301 16,097 20,006 21,245 22,317 23,349 24,592 26,008 27,506 29,089 30,764 32,535 32,535 Growth (%) n.a. 12.6% 24.3% 6.2% 5.0% 4.6% 5.3% 5.8% 5.8% 5.8% 5.8% 5.8% --% (+/-) EBITDA 1,736 1,801 2,107 2,142 2,091 2,200 2,213 2,341 2,476 2,618 2,769 2,928 2,928 Margin (%) 12.1% 11.2% 10.5% 10.1% 9.4% 9.4% 9.0% 9.0% 9.0% 9.0% 9.0% 9.0% 9.0% (-) Taxes (373) (370) (346) (359) (349) (366) (421) (529) (549) (570) (741) Tax Rate (%) 24.0% 24.0% 24.0% 24.0% 24.0% 24.0% 24.0% 24.0% 24.0% 24.0% 34.0% (+/-) Change in WK 402 150 210 133 149 164 173 183 194 205 205 (-) Capex (460) (489) (513) (537) (566) (598) (633) (669) (708) (748) (748) (=) FCFF 1,676 1,433 1,441 1,436 1,447 1,540 1,595 1,603 1,706 1,815 1,644 BSA + HoldCo Valuation Overview – Independent Committee Case ● Updated macroeconomic projections, according to Bacen (2) ● Volume growth adjusted to 2% YoY from 2026E ● Normalized EBITDA margin of 9% from 2029E onwards — Gross margin and SG&A as percentage of net revenues normalized and fixed ● Updated perpetual tax rate to 34% Equity Value Waterfall R$ mm (6,602) (11,305) (57) (3,833) (31) (781) Original Case Updated Macro Adjusted Volume Growth Normalized EBITDA Margin 34% Perpetuity Tax Rate Independent Committee Case Source: Project Opus One, Independent Committee Case. Note: (1) Considers target EBITDA margins. (2) “Bacen” stands for Centr al Bank of Brazil. Key Adjustments: Independent Committee Case (9,102) (13,805) Post - Dividends

13 21,350 27,357 17,085 17,312 (11,305) (10,272) BRF @ Stake NBM @ Stake BSA + HoldCo @ Stake Marfrig Equity Value Delta to Market Cap. Current Market Cap. Source: Project Opus One, Independent Committee Case and FactSet as of May 13 th , 2025. Note: (1) Considers the dividends paid by the holding company (Marfrig) and the pro - rata dividends received from BRF based on its stake. Even accounting for the change in assumptions implied by the Independent Committee Case, Marfrig trades at a 37.5% discount to the sum of the parts. Marfrig Valuation Overview 46,039 (4,360) 27,357 (226) (3,833) (4,460) (5,801) Original Case Updated Macro BSA Adjusted Volume Growth Normalized EBITDA Margins Normalized Perpetual Margin 34% Perpetuity Tax Rate Independent Committee Case 32.17 60.1% Equity Value Waterfall – Independent Committee Case R$ mm Equity Value Bridge – Original Case to Independent Committee Case R$ mm 20.09 -- % 37.5% implied NAV discount Post - Dividends 43,539 24,857 19,481 24,857 14,585 (11,936) (1) Price per Share Upside vs. Market Cap. Price per Share (Post - Dividends) 29.23 17.15

3. Summary Valuation Outputs

Summary Valuation Outputs

Methodology[1]		Key Considerations
1 Discounted Cash Flow	Independent Committee Case	▪ Valuation Base-Date: **March-2025** ▪ WACC (BRL Nominal Terms)[2] ○ BRF: **12.4%** (+/- 100 bps) ○ NBM: **9.6%** (+/- 100 bps) ○ BSA + HoldCo: **12.7%** (+/- 100 bps) ▪ Perpetuity growth rate (g): **3.5%**
2 Selected Trading Multiples	EV / EBITDA 25E Run-rate[1]	▪ BRF: **5.5x (+/- 1.0x)** ▪ NBM: **7.6x (+/- 1.0x)** ▪ BSA + HoldCo: **4.5x (+/ - 1.0x)** ▪ **Detailed references on page 16**
3 Transaction Precedents	Relinquishment of Control	▪ Vale and Cosan (10-25%) premium vs. Marfrig 15-day VWAP ▪ 15-day VWAP (Pre-dividends) of R$21.43 per share for BRF and R$20.94 per share for Marfrig ▪ **Detailed references on page 17**



Implied R$ / Share BRF[3]
Implied R$ / Share Marfrig[3][4]
Implied Exchange Ratio
19.95
26.67
20.69
40.48
0.66
0.96
14.90
24.71
10.86
32.21
0.77
1.37
VWAP 15D
19.14
19.80
22.46
0.85
0.97
Current proforma for dividends: 18.00
Current proforma for dividends: 17.15
Merger x-ratio = 0.8521

Financials (R$ mm)	BRF	NBM	BSA + HoldCo	Marfrig
EBITDA 25E Run-rate[3]	7,845	3,798	1,801	13,443
Net Debt 1Q25	(6,961)	(4,212)	(26,202)	(37,375)
Special Dividends	(3,520)		(2,500)	(2,500)
Dividends per Share	(2.20)			(2.94)

Source: Project Opus One, Independent Committee Case and FactSet as of May 13th, 2025. Notes: (1) Multiples applied over Independent Committee Case Normalized EBITDA for 2025E considering target EBITDA margins. (2) Cost of Capital in line with Citi guidelines, more details on pages 24-26. (3) Considers 1,600 mm total shares outstanding for BRF and 850 mm for Marfrig pre-Transaction, according to the Company. (4) Considers Marfrig's 53.1% stake on BRF and 82.0% on NBM.

15

16 8.6x n.m. 7.3x 6.1x 14.1x 18.2x 8.7x 9.6x n.m. 9.8x 4.1x 13.2x 16.2x 9.7x 4.1x 5.6x 4.8x 4.5x 7.6x 11.8x 5.5x 4.4x 5.7x 5.3x 4.4x 7.3x 11.0x 6.1x P / E x Source: Companies and FactSet as of May 13 th , 2025. Selected Public Companies FV / EBITDA x Brazilian Players International Players 2025E 2026E Valuation Summary (pg. 15) considers the following FV/EBITDA 25E multiples: ● BRF: Brazil & US Protein Players Median: 5.5x ● NBM: US Protein Players Median: 7.6x ● BSA & HoldCo: Minerva: 4.5x 2

❸ Transaction Precedents: Relinquishment of Control

There are two precedent Brazilian transactions with similar ownership dynamics, i.e., a public company merges with its parent and results in the ultimate controlling shareholder ceding formal control (below 50%). The premia attributable to those parent holding companies are used as reference for this transaction.

Company	VALE	cosan
Announcement Date	February 20, 2017	July 3, 2020
Description	Incorporation of Valepar by Vale, unifying the two assets listed on the Stock Exchange. The combined Company (Vale) migrates to the Novo Mercado and the float is diluted by ~3%	Incorporation of Cosan Limited ("CZZ") and Cosan Logística ("RLOG") by Cosan S.A. ("CSAN"), making Cosan S.A. a single holding company. No change in economic participation.
Before / After Control	Formal / Diffuse	Formal / Diffuse
Premium[1]	10.0%	24.8%[3]

Shareholder Structure



Pre-Migration
Valepar Shareholders(2)
Float
ON 60.4%
Total 39.0%
ON 39.6%
Total 61.0%
VALE
Post-Migration/New Shareholders' Agreement
Valepar Shareholders
Float
41.9%
58.1%
VALE



Pre-Transaction
Aguassanta
Float
54.5%
45.5%
CZZ
64.8%
75.5%
Cosan S.A.
RLOG
Post-Transaction
Aguassanta
Float
35.1%
64.9%
Cosan S.A.

Source: Companies. Notes: (1) Attributable to HoldCo. (2) Includes BNDESPar's direct ownership in Vale S.A. (3) Considers only the incorporation of the CZZ holding.

citi | 17

18 Source: Company’s filings and FactSet as of May 13 th , 2025. Exchange Ratio Over the Last 5 Years 0.50 0.75 1.00 1.25 1.50 1.75 2.00 May-20 May-21 May-22 May-23 May-24 May-25 Current X-Ratio @Market Current X-Ratio @Target Avg X-Ratio @Market Avg X-Ratio @Target X - Ratio = 1.0055 X - Ratio = 1.3547 X - Ratio = 1.3163 X - Ratio = 1.2016 Merger x - ratio Pre - dividends = 0.8410 Post - dividends = 0.8521 Historical of the X - Ratio in the Last 5 Years BRF @ market / Marfrig @ market VWAP (R$ / Share ) Date BRF Marfrig Implied X - Ratio Current Price 13 - May - 25 20.20 20.09 1.0055 15 Days 22 - Apr - 25 21.43 21.07 1.0172 30 Days 11 - Mar - 25 20.38 18.86 1.0807 60 Days 17 - Dec - 24 21.16 16.76 1.2621 90 Days 13 - Aug - 24 22.94 16.46 1.3940 180 Days 5 - Dec - 23 20.02 13.66 1.4657 1 Year 13 - May - 24 22.22 15.37 1.4454 2 Years 13 - May - 23 15.11 11.24 1.3438 3 Years 13 - May - 22 13.00 10.57 1.2299 4 Years 13 - May - 21 14.74 12.75 1.1564 5 Years 13 - May - 20 15.84 13.28 1.1929

4. Value Creation Analysis

NPV of Estimated Synergies – Independent Committee Case

Estimated Synergies @12.40% WACC (Nominal Terms – Citi Methodology)

R$ mm

WACC	Synergies NPV
11.40%	10,513
11.90%	9,966
12.40%	9,479
12.90%	9,042
13.40%	8,648


Potential additional upsides coming from the re-rating of the company's shares with a redom
2,248
2,112
1,727
3,392
9,479
Commercial Improvements
Supply & Logistics Efficiency gains
G&A Optimization
Fiscal impacts
Total Expected Synergies

Source: Financial Model Adjusted by the Independent Committee ("Adjusted Case").

Considerations

- Companies agreed upon what the combined entity could do more efficiently
- The result of these interactions were a shared synergies analysis between both parties, which was translated to numbers by the advisors
- Projections used for the purposes of the calculations were taken from the versions of the models shared
- Considers positive operational impacts, increasing EBITDA in R$805 mm annually, coming from the following synergies:
  - **Commercial improvements:** R$300 mm
  - **Supply and logistics efficiency gains:** R$280 mm
  - **G&A reduction:** R$225 mm
- Valuation considers the ramp-up of synergies, assuming:
  - **30% for 2025**
  - **70% for 2026**
  - **80% for 2027**
  - **100% for 2028 onwards**
- Additional synergies coming from positive fiscal impacts, to be obtained with the combination of the entities:
  - Utilization of tax credits (State Taxes/ICMS, Income Taxes, etc.)
  - Tax benefits from the depreciation of BRF's step-up PP&E to Marfrig

citi | 20

Illustrative Has-Gets Analysis

Has-Gets
R$ mm

A	B		C	
BRF Market Cap Eq. Value = R$32 bn BRF Float Stake = 46.9%	**Pre-Synergies** BRF Float Stake = 42.9% *Post dividends of R$3.5 bn by BRF and R$2.5bn by Marfrig*	**Synergies** Total = R$9 bn *Commercial, supply & logistics, G&A, and Fiscal*	**Post-Synergies** BRF Float Stake = 42.9% *(Stake considering synergies of R$9,479 mm, divided by BRF Float Stake ownership)*	**Upsides** Redom as the main driver for future potential upsides



R$2.6 bn of potential value creation
+17% vs Current Value
Breakeven if 36% of estimated synergies materializes
Considers 46.9% of the R$3.5 bn dividends
15,156
1,651
12,055
13,705
1,450
2,617
17,773
A
B
C
BRF Float @Current Price
Dividends Received
42.9% of Marfrig (Post Dividends)
Pre-Synergies Value
Breakeven Synergies
Excess Synergies
Post-Synergies Value

Source: Financial Model Adjusted by the Independent Committee ("Adjusted Case").

21

Appendix

A. Cost of Capital Build - Up

WACC Analysis - BRF

Cost of Equity Calculation	Min	-	Mean	-	Max	Comment
Risk-Free Rate			4.8%			20-Year US Treasury Bond as of May 02, 2025
Equity Market Risk Premium (EMRP)	6.3%		6.8%		7.2%	Citi Standard Guidelines EMRP Range of 6.3% - 7.2%
Relevered Equity Beta			0.75			
• Unlevered Equity Beta			0.66			Average of BR Protein Players (BRF, Marfrig, Minerva and JBS) Unlevered Beta (L2Y) as of May 02, 2025
• Current Marginal Tax Rate			34.0%			Brazilian Statutory Marginal Tax Rate
• Implied Net Debt / Equity Ratio			18.6%			BRF's Median Net Debt / Equity Ratio
Brazil Political Risk Premium Range	1.8%		2.1%		2.5%	Citi Standard Guidelines PRP Range of 1.8% - 2.5%
Ke Range (US$ Nominal)	**11.3%**		**12.0%**		**12.7%**	
Inflation Differential (US$ vs. R$)			1.2%			Considers Long Term Brazilian Inflation (IPCA) and CPI
Ke Range (R$ Nominal)	**12.6%**		**13.3%**		**14.1%**	

Cost of Debt Calculation						Comment
Expected Long-Term Yield in BRL			11.5%			BRF's Debentures Interest Rate Weighted Average
Marginal Income Tax Rate			34.0%			Brazilian Statutory Marginal Tax Rate
After Tax Kd (R$ Nominal)			**7.6%**			

Target Capital Structure (ND/D+E)			15.7%			BRF's Capital Structure
WACC Range (R$ Nominal)	**11.8%**		**12.4%**		**13.0%**	
Inflation Differential (R$ vs. US$)			(1.2%)			Considers Long Term Brazilian Inflation (IPCA) and CPI
WACC Range (US$ Nominal)	**10.5%**		**11.1%**		**11.7%**	

Sources: Companies' Filings, Citi, Bloomberg and FactSet as of May 13th, 2025.

24

25 WACC Analysis - National Beef Comment Max - Mean - Min Cost of Equity Calculation 20 - Year US Treasury Bond as of May 02, 2025 4.8% Risk - Free Rate Citi Standard Guidelines EMRP Range of 6.3% - 7.2% 7.2% 6.8% 6.3% Equity Market Risk Premium (EMRP) 0.61 Relevered Equity Beta Average of US Protein Players (Tyson, Hormel and Pilgrim’s) Unlevered Beta (L5Y) as of May 02, 2025 0.53 • Unlevered Equity Beta U.S. Statutory Marginal Tax Rate 27.0% • Current Marginal Tax Rate NBM’s Median Net Debt / Equity Ratio 19.9% • Implied Net Debt / Equity Ratio 9.2% 8.9% 8.6% Ke Range (US$ Nominal) Comment Cost of Debt Calculation NBM’s Loans and Financing Interest Rate Weighted Average 6.9% Expected Long - Term Yield in USD U.S. Statutory Marginal Tax Rate 27.0% Marginal Income Tax Rate 5.1% After Tax Kd (US$ Nominal) NBM’s Capital Structure 16.6% Target Capital Structure (ND/D+E) 8.5% 8.3% 8.0% WACC Range (US$ Nominal) Sources: Companies’ Filings, Citi, Bloomberg and FactSet as of May 13 th , 2025.

26 WACC Analysis - Beef South America Comment Max - Mean - Min Cost of Equity Calculation 20 - Year US Treasury Bond as of May 02, 2025 4.8% Risk - Free Rate Citi Standard Guidelines EMRP Range of 6.3% - 7.2% 7.2% 6.8% 6.3% Equity Market Risk Premium (EMRP) 1.04 Relevered Equity Beta Average of BR Protein Players (BRF, Marfrig, Minerva and JBS) Unlevered Beta (L2Y) as of May 02, 2025 0.66 • Unlevered Equity Beta Brazilian Statutory Marginal Tax Rate 34.0% • Current Marginal Tax Rate Marfrig’s Median Net Debt / Equity Ratio 85.1% • Implied Net Debt / Equity Ratio Citi Standard Guidelines PRP Range of 1.8% - 2.5% 2.5% 2.1% 1.8% Brazil Political Risk Premium Range 14.8% 13.9% 13.1% Ke Range (US$ Nominal) Considers Long Term Brazilian Inflation (IPCA) and CPI 1.2% Inflation Differential (US$ vs. R$) 16.2% 15.3% 14.5% Ke Range (R$ Nominal) Comment Cost of Debt Calculation Marfrig's Debentures Interest Rate Weighted Average 12.5% Expected Long - Term Yield in BRL Brazilian Statutory Marginal Tax Rate 34.0% Marginal Income Tax Rate 8.3% After Tax Kd (R$ Nominal) Average of BR Protein Players (BRF, Marfrig, Minerva and JBS) 36.5% Target Capital Structure (ND/D+E) 13.3% 12.7% 12.2% WACC Range (R$ Nominal) Considers Long Term Brazilian Inflation (IPCA) and CPI (1.2%) Inflation Differential (R$ vs. US$) 11.9% 11.4% 10.9% WACC Range (US$ Nominal) Sources: Companies’ Filings, Citi, Bloomberg and FactSet as of May 13 th , 2025.

Management Proposal about MGF made to BRF’s Independent Committee on April 29, 2025

Overview of the transaction and presentation of Marfrig | April 2025 Business combination: Marfrig & BRF

CONFIDENTIAL Agenda OVERVIEW OF THE TRANSACTION AND PRECEDENTS 1 TRANSACTION RATIONALE 2 COMPANY OVERVIEW 3 NATIONAL BEEF 3.A MARFRIG SOUTH AMERICA 3.B APPENDIX 4 2

CONFIDENTIAL OVERVIEW OF THE TRANSACTION AND PRECEDENTS 3

CONFIDENTIAL Transaction overview 4 INTENDED TRANSACTION Business combination between Marfrig Global Foods S.A. and BRF S.A. through the merger of shares Marfrig will issue new shares in exchange for the BRF shares held by its minority shareholders, based on an exchange ratio to be agreed upon The exchange ratio will be adjusted for any dividend declarations by both Marfrig and BRF prior to the closing of the transaction PRINCIPLES OF THE TRANSACTION The operation will be carried out with the highest level of governance and transparency, in accordance with best market practices and negotiated between Marfrig and the Independent Committee formed by independent BRF directors The Independent Committee will negotiate the terms and the exchange ratio and will have the necessary budget to carry out the necessary steps and studies. CURRENT SHAREHOLDER STRUCTURE SHAREHOLDING STRUCTURE AFTER THE TRANSACTION Controlling Shareholders Marfrig 1 Other shareholders Marfrig Other BRF shareholders 46.7% Controlling Shareholders Marfrig 1 Other shareholders Marfrig Other BRF shareholders 53.1% 72.2% 27.8% Source: Company documents Notes: (1) Includes the holdings of MMS Participações LTDA, Marcos Antonio Molina dos Santos and Marcia Aparecida Pascoal Mar çal dos Santos. CONFIDENTIALITY Control of the circulation of confidential information (information to be shared only with people officially involved) Strict policy for protecting information from internal and external parties with regard to leaks 100% Private company

CONFIDENTIAL Indicative timetable 5 JUN/25 MAY/25 APR/25 MONTH 23/JUN - 29/JUN 16/JUN - 22/JUN 9/JUN - 15/JUN 2/JUN - 8/JUN 26/MAY - 1/JUN 19/MAY - 25/MAY 12/MAY - 18/MAY 5/MAY - 11/MAY 28/ABR - 4/MAY WEEK 25 24 23 22 21 20 19 18 17 16 15 14 13 12 11 10 9 8 7 6 5 4 3 2 1 31 30 29 28 27 26 25 24 23 22 21 20 19 18 17 16 15 14 13 12 11 10 9 8 7 6 5 4 3 2 1 30 29 28 DAY I. PREPARATION 29 - Apr Presentation of the transaction and the Company to the Independent Committee ' ' Between 30 - Apr and 5 - May Q&A Between 5 - May and 9 - May Negotiating the exchange relationship II. EXECUTION 14 - May Meeting of the supervisory and management boards of Marfrig and BRF to approve the transaction and sign the merger protocol 15 - May Disclosure of results and transaction (market close) 16 - May Call with analysts and the market (results and transaction) 26 - May Notice of the Extraordinary General Meeting (EGM) of Marfrig and BRF Between 26 - May and 25 - Jun Deadline for the AGM of Marfrig and BRF - 1 a Convocation 25 - Jun AGM Marfrig and BRF ( First Call )

CONFIDENTIAL

Similar previous transactions

1

US$13bn

cosan

COSAN'S CORPORATE RESTRUCTURING

Cosan S.A. incorporates Cosan Logistica (RLOG) and Cosan Limited (CZZ)

Independent committee Cosan S.A

Patricia de Moraes
Patricia Verderesi Schindler
Arthur Piotto Filho

Independent committee RLOG S.A

Bruno Camara Soter
Cassio Elias Audi
Ronnie Vaz Moreira

2021

2

R$17bn

auren

CONTRIBUTION OF VOTORANTIM ENERGIA ASSETS AND CREATION OF AUREN ENERGIA

Contribution of assets from Votorantim Energia and capital increase in VTRM, resulting in the creation of Auren Energia, listed on B3's Novo Mercado.

Independent committee CESP S.A

Fernando de Fontes Iunes
Glaisy Peres Domingues
Felipe Dutra Cançado

2022

J.P.Morgan

Source: Company documents

6

CONFIDENTIAL Cosan - presentation of the corporate reorganization proposal 7

CONFIDENTIAL Cosan - presentation of the corporate reorganization proposal (Cont.) 8

CONFIDENTIAL Votorantim Energia - presentation on the creation of the renewable energy platform 9

CONFIDENTIAL Votorantim Energia - presentation on the creation of the renewable energy platform (Cont.) 10

CONFIDENTIAL TRANSACTION RATIONALE 11

CONFIDENTIAL

The merger between Marfrig and BRF is the next chapter in a long history of successful consolidation as the world's leading protein company.



1934
Perdigão of Perdigão
2000
Perdigão issues ADRs on the NYSE
1944
Founding of Sadia
Sadia
1971
Sadia's IPO
1991
Creation of the Qualy brand by Sadia
2003
Partnership with Mc Donalds
brf
2009
BRF Sadia and Perdigão M&A
2013
First factory in the Middle East (Kezad-UAE)
2014
Inauguration of BRF's innovation center in Jundiai (SP)
Banvit
2017
Acquisition of operations in Turkey
2000
Marfrig
Marfrig of Marfrig
2003
Partnership with Mc Donalds
2007
Marfrig's IPO
2018
National Beef
Purchase of 82% of National Beef
2020
Acquisition of Campos del Tesoro
2021
Acquisition of a processed food plant in Saudi Arabia (Dammam)
Marfrig becomes a minority shareholde r in BRF
2022
Marfrig joins BRF's Board of Directors
Marcos Molina
Chairman and controlling shareholder of BRF and Marfrig
2023
Marfrig becomes BRF's controlling shareholder with 50.49% stake participation
Marfrig sells cattle and lamb plants in Latin America to Minerva
2025
FULL MERGER BETWEEN MARFRIG AND BRF

J.P.Morgan Source: Company 12

CONFIDENTIAL Consolidation of the largest and most complete global protein platform OUR BRANDS ARE PRESENT AT THE 9 out of 10 Brazilians Sadia and Qualy have been "Top of Mind" brands for 10 consecutive years Sadia is the number 1 chicken brand in the GCC¹: 37.3% Market Share² Banvit is one of the leading brands in Turkey. 21.8% Market Share² Qualy is the margarine of choice by Brazilian consumers Brazil's most valuable brand and consumer preference in the food sector Brazilians ' favorite food brand Leader in all the sectors in which we operate in Brazil (frozen products, sausages, cold cuts, margarines). 39.2% market share of processed products in Brazil 4th largest processor meat processor in the US Premium meat line that sets the standard in the market It offers delicious cuts, quality and flavor for everyday the consumer Branded products accounted for 25.5% of growth (2023 vs 2022) In 2023, our brands reached all - time highs in the brand indexes³. Notes: (1) #1 brand in all chicken markets in GCC countries. (2) Nielsen 1Q24. (3) According to a survey carried out by the I PSO S institute. 13

CONFIDENTIAL Marfrig & BRF: Broad portfolio with synergy between segments 14 In Natura Chicken, pork, turkey and beef Processed food Ready meals, sausages, cold cuts, pâtés, hamburgers, canned goods, pre - cooked meats and jerky Pet Food and snacks Ingredients Offal meal, fats and hydrolysates Source : Companies MARFRIG BRANDS BRF BRANDS

CONFIDENTIAL Consolidated global presence PROFORMA CONSOLIDATED NET REVENUE R$144 BILLION IN 2024 USA 3 Slaughter Units 5 Processing units Commercial office BRAZIL (Headquarters) 3 Industrial complexes 1 Processing plant 3 Distribution centers Commercial office 38 Processing facilities 28 Distribution centers/ 25 Transition points 4 Animal feed plants URUGUAY 1 Industrial Complex 1 processing plant 1 feedlot Commercial office Commercial office CHILE 4 distribution centers Commercial office Commercial office ARGENTINA 1 Industrial Complex 3 Processing units Commercial office PARAGUAY 1 Processing facilities Commercial office SOUTH AFRICA Administrative Office TURKEY 3 Processing facilities 19 distribution centers 3 Administrative Offices 3 Animal feed plants MIDDLE EAST Commercial office 2 Processing facilities 11 distribution centers United Kingdom Commercial offices ASIA 3 commercial offices Commercial offices 13 Transition points AUSTRIA Administrative office Marfrig BRF 15 Source : Companies

CONFIDENTIAL Overview of transaction synergies Source: Company Brazil: Cross - selling synergies in the Food Service and Retail segments, positively impacting the company's turnover through merchandising efficien cie s and potential marginal volume gains International: Expansion of protein exports to different markets, especially the US. The extensive knowledge of the market, due to the prese nce of National Beef, will be a catalyst for BRF's accelerated and highly scalable entry into this country. REVENUE Procurement costs: Synergies in direct purchases, indirect purchases and sea freight, with emphasis on reducing costs through efficiencies and canceling insurance policies Logistics costs: Integration of distribution operations and freight negotiation, resulting in significant savings Corporate and Holding Costs: NewCo's organizational restructuring and reduction of holding costs, generating substantial savings Ready meals: Use of bovine inputs to improve margins in the production of ready meals, without a significant increase in volume COSTS SG&A: Potential synergies from optimizing commercial and administrative expenses EXPENSES Tax Credits ICMS: With joint operations, companies could optimize the use of ICMS credits that each has individually in certain states IRPJ: In a potential merger of BRF companies by Marfrig, the IRPJ credits to be recovered could be used, with no limitation period Generation of goodwill: The acquisition of minority shareholdings may lead to the creation of goodwill, which can bring tax benefits to the combined company. TAXATION Sustainability Standards and International Expansion: Marfrig is a global benchmark in sustainability, especially in terms of the traceability of its production and its low carbon footprint. With the transaction, BRF will be able to improve its ESG metrics, facilitating and acc elerating its international expansion into markets that demand high sustainability standards. ESG 16

CONFIDENTIAL Merits of the transaction 17 STRENGTHENED MARKET POSITION : The merger between Marfrig and BRF solidifies the company as a dominant force in the global protein market 1 GLOBAL REACH : Marfrig's consolidated presence in North and South America, together with BRF's strong presence in Brazil and the Middle East, establishes a combined global presence, enabling new markets and growth opportunities. 2 SOLIDITY AND FINANCIAL STABILITY : The merger diversifies the operations of both companies, providing greater scale and a more resilient business model, capable of withstanding market fluctuations. 3 LONG - TERM VALUE CREATION : The total merger aims to create long - term value for all stakeholders, increase the value of the shares and form a stronger and more diversified company, prepared for sustainable growth with greater profitability 4 OPERATIONAL AND TAX SYNERGIES : The merger between the companies will continue to unlock significant synergies in purchasing, logistics and distribution, increasing operational efficiency and reducing costs, as well as tax gains 5

CONFIDENTIAL COMPANY OVERVIEW 18

CONFIDENTIAL Overview of Marfrig's operations 19 Source: Company Note: (1) In the processed food categories A B OVERVIEW OF MARFRIG'S OPERATIONS OPERATIONS NORTH AMERICA SOUTH AMERICA OPERATIONS SOUTH AMERICA BRF OPERATIONS 40% market share in Brazil 1 Responsible for ~10% of global chicken exports Largest number of industrial complexes certified for export to China (5 units) Leader in chilled meat exports in the US with a focus on the Asian market 4th largest US meat processor World's largest burger producer

CONFIDENTIAL World's largest burger producer 247mil tons / year, equivalent to +2bi hamburgers 1 Leading chilled meat exporter in the US Focusing on the Asian market (Japan and South Korea) National Beef: Leader in efficiency and margins in the US beef protein sector, with robust scale for a potential listing on the US market One of the largest operations in the sector in South America with a diversified portfolio, focus on industrialized products, well - known brands and premium markets Global position among the biggest players in the sector Consolidated slaughter capacity ~20,000 head of cattle / day ESG: Leading position in global rankings Standing out for its traceability and low carbon footprint Source: Company Note: (1) Considers the weight of a 120g hamburger. Marfrig ex - BRF : One of the largest protein producers in the world, with a growing focus on value - added products 20

CONFIDENTIAL 3.8 7.4 13.8 6.8 2.3 1.6 1.2 1.0 2.1 0.9 2.3 1.7 1.8 2.1 4.8 9.5 14.7 9.2 4.0 3.4 3.3 11.1% 15.2% 22.0% 11.1% 4.1% 2.3% 1.6% 6.8% 11.1% 4.0% 10.4% 12.1% 11.2% 10.5% (40.0%) (30.0%) (20.0%) (10.0%) - 10.0% 20.0% - 5.0 10.0 15.0 20.0 25.0 2019 2020 2021 2022 2023 2024 2025E EBITDA AJ N.A. EBITDA AJ S.A. EBITDA margin N.A. (%) BREAKDOWN OF EBITDA AND EBITDA MARGIN BY CONTINENT In R$bi , % Consolidated financial performance: Marfrig ex - BRF In R$bi , % BREAKDOWN OF GROSS PROFIT AND GROSS MARGIN BY CONTINENT In R$bi , % Source: Company Note: (1) Net revenue before the year 2022 is the total revenue of the units before the sale to Minerva, while revenue after the year 2023 inclusive, only computes the continued complexes, so it is important to make this observation in the calculation. 21 Sale of Minerva assets 14.5% CAGR 2019 - 2024A (N.A.) 3.8 7.4 13.8 6.8 2.3 1.6 1.2 1.0 2.1 0.9 2.3 1.7 1.8 2.1 4.8 9.5 14.7 9.2 4.0 3.4 3.3 11.1% 15.2% 22.0% 11.1% 4.1% 2.3% 1.6% 6.8% 11.1% 4.0% 10.4% 12.1% 11.2% 10.5% (40.0%) (30.0%) (20.0%) (10.0%) - 10.0% 20.0% - 5.0 10.0 15.0 20.0 25.0 2019 2020 2021 2022 2023 2024 2025E Gross Profit (N.A. + S.A.) EBITDA AJ S.A. 4.5 8.6 15.3 8.7 3.8 3.0 3.5 1.7 2.9 1.9 3.7 2.8 3.0 3.9 6.3 11.5 17.2 12.4 6.6 5.9 7.4 13.3% 17.6% 24.3% 14.2% 6.5% 4.5% 4.6% 11.8% 15.5% 8.5% 16.5% 19.3% 18.4% 19.3% (33.0%) (23.0%) (13.0%) (3.0%) 7.0% 17.0% - 5.0 10.0 15.0 20.0 25.0 2019 2020 2021 2022 2023 2024 2025E Gross Profit N.A. Gross Profit S.A. In R$bi NET REVENUE 1 1.7% CAGR 2019 - 2024A (S.A.) 11.2% CAGR 2019 - 2024A (Total) 34.0 48.9 62.8 61.4 58.5 66.9 76.0 14.8 18.6 22.5 22.4 14.3 16.1 20.0 48.8 67.5 85.4 83.7 72.8 83.0 96.0 2019 2020 2021 2022 2023 2024 2025E Net Revenue N.A. Net Revenue S.A. 14.5% CAGR 2019 - 2024A (N.A.) Sale of Minerva assets

CONFIDENTIAL

Excellent corporate governance, aligned with the highest standards of best market practices

		BOARD OF DIRECTORS	PERMANENCE (YEARS)	EXPERIENCE
PRES.		Marcos Molina Santos	15+	Marfrig
INDEPENDENT MEMBERS		Antonio Maciel Neto	15+	CAOA, Ford, CECRISA S.A., suzano, ADM
		Herculano Aníbal Alves	3+	bradesco asset management, fleury, ecorodovias, cielo
		Roberto Silva Waack	3+	ETHOS, WWF, IBGC, FSC
MEMBERS		Marcia A. M. Santos	15+	Marfrig
		Rodrigo Marçal Filho	15+	Marfrig
		Alain Emilie Martinet	13+	Swift, LDC

SUPPORT COMMITTEES

MRFG
B3 LISTED NM

AUDIT
- **Antonio Maciel Neto***
- José Mauro Depes Lorga
- José Luiz Sanches

FINANCIAL
- **Herculano Aníbal Alves***
- Tang David
- Marcia Aparecida Pascoal Marçal dos Santos

SUSTAINABILITY
- **Roberto Silva Waack***
- Marcelo de Camargo Furtado
- Alain Emilie Martinet
- Paulo Pianez Junior
- Marcella Fernanda Marçal dos Santos
- Ana Yang

REMUNERATION, GOVERNANCE CORPORATE AND HUMAN RESOURCES
- **Antonio Maciel Neto***
- Heraldo Geres
- Herculano Aníbal Alves
- Marcos Fernando Marçal dos Santos

Independent members

J.P.Morgan Source: Company 22

CONFIDENTIAL 23 NATIONAL BEEF

CONFIDENTIAL Highlights of the operation Own e - commerce with delivery throughout the US territory One of the processor efficient in the USA (14% market share ) 1 Own fleet of +1,600 vehicles 2 , allowing access to the entire national territory with differentiated logistics Privileged long - term relationship with US Premium Beef ranchers US Premium Beef (USPD holds a 15.1% stake in NB) Source: Company Note: (1) Measured in beef processing capacity; (2) Fleet of ~650 trucks and 1,000 trailers, all owned/leased by National Beef 24 Leader in the export of chilled meat, focused on on premium markets In - depth knowledge of the local market, with 90% of sales destined for the domestic market Leadership in the production of premium meat - certified angus

CONFIDENTIAL Company overview 25 CONFIDENTIAL KANSAS CITY High value - added processed products ST. JOSEPH Leather 1 2 IOWA Slaughtering and processing NORTH BALTIMORE Burgers 3 4 6 HUMMELS WHARF Ready - to - eat products for consumption MOULTRIE Ready - to - eat products for consumption DODGE CITY Slaughtering and processing LIBERAL Slaughtering and processing 7 1 2 3 4 5 6 7 8 8 5 Source: Company Note: (1) Dividends paid since acquisition by Marfrig between 2018 and 2022 Focus on producing Premium Meat CFO Simon McGee 25+ years of experience US$12.4bn Net revenue 2024 US$289m EBITDA 2024 1,981 thousand tons Sales volume 9,849 Employees 2.0x Net Debt / EBITDA 2024 CEO Tim Klein 40+ years of experience US$4.4bn Dividends paid 1

CONFIDENTIAL Operational indicators CONFIDENTIAL Source: Company Note: (1) Considers the weight of a 120g hamburger. (2) Measured in terms of beef processing capacity. 26 Largest meat processor processor in the USA Market share share 2 14% 4 a TOP BRANDS Slaughtering heads 13.100 DAILY CAPACITY Burgers produced 1 >800mi Other processed products >104. 000t Hamburger >100. 000t ANNUAL PRODUCTION CAPACITY MAIN EXPORT DESTINATIONS (% OF REVENUE) 56% 21% 16% 4% 3% Asia (JP & KR) Asia (Other) 4T24

CONFIDENTIAL

Overview of production plants

Plants

Office

Distribution store



Iowa Premium (TAMA), IA
- Capex (US$): 122m
- Capacity: 1.2k head/day



North Baltimore, OH
- Capex (US$): 46m
- Capacity: 185mi lbs/year



Dodge City, KS
- Capex (US$): 193m
- Capacity: 6k head/day



Hummels Wharf, PA
- Capex (US$): 26m
- Capacity: 1.8mi lbs/week



Liberal, KS
- Capex (US$): 419m
- Capacity: 6k head/day



Total processing capacity:
> 100k tons/year



Kansas City, KS
- Capex (US$): 7m
- Capacity: 500k lbs/week



St. Joseph, MO
- Capex (US$): 27m
- Capacity: 2.7mi hides/year[1]



Moultrie, GA
- Capex (US$): 41m
- Capacity: 2mi lbs/week

J.P.Morgan

Source: Company
Note: (1) Unit of measurement used in the industry to refer to processing capacity in terms of the quantity of animal skins per year.

27

CONFIDENTIAL

Partnership with US Premium Beef (USPB)

Consistent demand for US Premium Beef cattle

Purchase contract

National Beef

U.S. PREMIUM BEEF

Raw materials

Target in the contract to supply +735k head of cattle per year to National Beef

Alignment of interest and long-term partnership

USPB owns **15.1% of National Beef**, has **1 member on the** Company's **Board** and a **target in the contract to supply +735 thousand head of cattle per year.**

Major impact on operation of National Beef

In 2024, National Beef purchased 866k head of cattle from USPB (**~25% of the total cattle purchased by NB historically**), and also purchased additional cattle from other members of the group

Partner and associate with a solid reputation

Group founded **~20 years** ago, with a **presence in 38 states** and a focus on producing **products with high added value and quality**

J.P.Morgan Source: Company

28

CONFIDENTIAL Kansas City Steak Company - overview 29 NATIONAL PRESENCE Presence in states in the USA, including Alaska and Hawaii 50 Founded in 1932, Kansas City Steak Co. offers a complete experience with premium cuts of meat and delivery service for consumers, restaurants and businesses, with extensive coverage throughout the USA For deliveries 48 - 72h Active clients 280k Available items ~500 The strong presence and distribution capillarity in the USA would boost BRF into the American market Source: Company Distribution Center 1 Order volume 1,064 mi

CONFIDENTIAL Marfrig adds value at every step of the ecosystem 30 Source: Company Note: (1) Wet Blue premium leathers are produced to offer better cutting performance and improved dye absorption, which allows for greater pro cess efficiency and cost savings. Dedicated to programs that benefit the well - being of the entire ecosystem, including medical research , as well as consumer and animal nutrition segments LEADER AND INNOVATOR IN THE WET BLUE LEATHER PROCESSING INDUSTRY 1 SUSTAINABLE BY - PRODUCTS: CONTRIBUTIONS TO ANIMAL HEALTH, CONSUMPTION AND NUTRITION Medical Advances Pericardial bags, which support medical advances and procedures that improve lives Consumer Supplies From jelly to crayons, National Beef offers a wide range of items in everyday consumer goods Animal Nutrition From tallow to meat and bone meal, we are leaders in providing products that are used to optimize animal diets Leather cycle Midwest Livestock Region Installation of Processing from National Beef National Beef National Beef Leather Finishing and Manufacturing Industry/ Retail Strong alliances with livestock farmers Human practices Printing, dyeing, etc. Leather wet blue Largest and most technological Wet Blue installation in the world Skins Beef Animal nutrition AWARDS Creating value in the supply of leather to the luxury shoe and car industries CONFIDENTIAL

CONFIDENTIAL Overview of the cattle cycle in the USA CATTLE STOCKS IN THE U.S. NUMBER OF WEEKLY SLAUGHTERS (USDA) VS ESTIMATED CAPACITY 2 80 85 90 95 100 105 110 115 120 Millions of Heads USDA report of January 1, 2025 86.7 million - 1% Source: USDA Note: (1) Young bovine female who has not yet had a calf; (2) NBP estimate based on capacity of 6 days per week. Assumes incr eme ntal changes in net capacity of 350/day in 2025 and (4,500)/day in 2026. 31 Lowest stock of cattle since 1951 400,000 450,000 500,000 550,000 600,000 2007 2009 2011 2013 2015 2017 2019 2021 2023 2025 E 2027 E 2029 E U=92% U Avg ~83% Start of cycle high U=78% #Weekly slaughter of cattle (USDA) Industry capacity estimate Livestock stock levels follow periodic cycles Although this periodic cycle has continued for more than one generation, each cycle's rise has been smaller than the previous cycle's rise. This shows that the US cattle herd has been declining over the years The peak in the number of cow herds that occurred in 2017 resulted in a peak in the number of feedlot cattle in 2020 - 21 The decline in the number of beef cattle, which began in 2018 and is still accelerating, has reduced the availability of cattle for slaughter since 2023 A reversal of the cattle cycle in the US is expected in the coming years, when there should be a gradual rebuilding of the he rd, positively impacting the margins of companies in the sector

CONFIDENTIAL

Sustainable competitive advantage throughout the cycle

EVOLUTION OF THE ADJUSTED EBITDA MARGIN OF NATIONAL BEEF AND ITS MAIN COMPETITORS IN THE AMERICAN MARKET (%)


National Beef
Tyson Foods
Beef segment[1]
JBS
Beef North America[2]
Cattle stock in the USA
(# million head)
89.9 (#mi of heads)
Average Cycle (2012 - 2016)
93.5 (#mi of heads)
Average Cycle (2016 - 2022)
90.8
89.3
87.7
89.8
92.0
93.6
94.4
94.8
94.4
93.6
91.9
89.3
87.2
2% 1% 2%
2% 2% 2%
1% 4% 2%
(0%) 3% (0%)
6% 2% 2%
7% 6% 6%
9% 8% 7%
11% 9% 7%
15% 12% 10%
22% 21% 18%
11% 9% 13%
4% 0% 1%
2% 1% (1%)
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

NB has an **average of 2.5p.p.[3] more margin than its competitors.** than competitors, regardless of the point in the cycle

US$4.4bn of dividends received since the acquisition of NB between 2018 and 2024

National Beef maintains a ***consistent competitive advantage*** *over its main competitors* ***throughout market cycles,*** *uniquely positioned to* ***capitalize on the upturn*** *expected in the coming years, with a higher* ***margin*** *than its competitors and a high* ***dividend*** *payout*

J.P.Morgan

Source: USDA; Companies
Notes: (1) Considers EBIT margin. (2) JBS Beef North America considers the results of production in the USA, Canada and Australia. As of 2022, the company started reporting JBS Australia separately. (3) Since 2016

32

CONFIDENTIAL 789 982 1,438 2,571 1,322 462 289 207 9.3% 11.1% 15.2% 22.0% 11.1% 4.1% 2.3% 1.5% 85% 85% 85% 86% 87% 87% 87% 15% 15% 15% 14% 13% 13% 13% 1,882 1,895 1,982 2,051 2,098 1,978 1,981 2,011 0.7% 4.6% 3.5% 2.3% (5.7%) 0.2% 1.5% 2018 2019 2020 2021 2022 2023 2024 2025E MI ME Growth (%) 87% 87% 89% 88% 88% 90% 90% 13% 13% 11% 12% 12% 10% 10% 8,454 8,868 9,442 11,673 11,874 11,949 12,372 12,986 4.9% 6.5% 23.6% 1 … 0.6% 3.5% 5.0% MI ME Growth (%) Financial performance 33 EBITDA ADJ (US$ MILLION) & EBITDA ADJ MARGIN (%) NET REVENUE (US$ MILLION ) & GROWTH (%) Source: Company SALES VOLUME (THOUSAND TONS) & GROWTH (%) 6.4% CAGR 2018 - 2024A (Total)

CONFIDENTIAL 34 MARFRIG SOUTH AMERICA SOUTH AMERICA

CONFIDENTIAL Highlights of the operation in South America Distribution Chile's largest distributor in Chile Production diversification Industrial complexes in 3 countries Diversified portfolio Focus on industrialized products, with premium brands and markets ESG practices Internationally recognized Marfrig Green+ Program, the first brand to achieve 100% traceability and a reduced carbon footprint Global exports Exports to more than 100 countries Source: Company 35

CONFIDENTIAL Company overview 36 CONFIDENTIAL Uruguay Chile Source: Company Fico Focus on burger production Argentina 1 Industrial Complex 3 Processing units Commercial office 3 Industrial complexes 1 Processing plant 3 Distribution centers Commercial office Brazil 1 Industrial Complex 1 processing plant 1 feedlot Commercial office 4 distribution centers Commercial office CEO Rui Mendonça 40+ years of experience CFO Tang David 25+ years of experience R$16.1bn Net revenue 2024 R$1.8bn EBITDA 2024 11.2% EBITDA margin 2024 815 thousand tons Sales volume 16,236 Employees

CONFIDENTIAL Operational indicators Source: Company Note: (1) Information available in 2025; (2) Considers the weight of a 120g hamburger. 37 52% 18% 16% 12% 2% Asia (CH & HK) Europe Middle East Am. North Others 4T24 Slaughtering heads 8.400 DAILY CAPACITY 1 Burgers produced 2 >1. 2bi Other processed products >97. 000t Hamburger >147. 000t ANNUAL PRODUCTION CAPACITY Leader in meat production meat Organic certification USDA 1 o TOP BRANDS Boning 11.900 MAIN EXPORT DESTINATIONS (% OF REVENUE)

CONFIDENTIAL Strategic transaction to optimize the portfolio in South America, focusing operations on high value - added products 38 GEOGRAPHICAL PRESENCE CAPACITY Assets Countr y 12 processing unit 3 industrial complexes 4 CDs 4 processing units 1 industrial complex 4 processing unit 1 industrial complex 1 confinement unit 1 processing unit | 4 CDs 20 processing plants | 5 industrial complexes Assets Countr y 1 processing unit (11 sold) 3 industrial complexes 3 CDs (1 sold) 3 processing units ( 1 sold) 1 industrial complex 1 processing unit (3 sold) 1 industrial complex 1 confinement unit 4 CDs (1 processing unit sold) 5 processing plants | 5 industrial complexes Remaining assets Assets sold 2022 (BEFORE THE TRANSACTION) 2023 (AFTER THE TRANSACTION) Processing capacity (thousand tons / month) Slaughter capacity (head / day) 20.300 16.900 Processing capacity (thousand tons / month) Slaughter capacity (head / day) 20.200 5.100 Source: Company

CONFIDENTIAL Following the transaction, an operational plan was implemented which has resulted in a strong recovery in volume, revenue and profitability 39 SALES VOLUME (THOUSAND TONS) NET REVENUE (R$ MILLION) EBITDA AJ (R$ MILLION) & EBITDA Margin AJ (%) 1,461 648 815 2022 2023 2024 Transaction with Minerva 25.8% (55.6%) Change ( YoY ) 55.8% 44.4% % of 2022 22,371 14,301 16,097 2022 2023 2024 Transaction with Minerva 12.6% (36.1%) Change ( YoY ) 72.0% 63.9% % of 2022 2,328 1,736 1,801 10.4% 12.1% 11.2% 2022 2023 2024 Transaction with Minerva 3.7% (25.4%) Change ( YoY ) 77.4% 74.6% % of 2022 Additional CAPEX of R$1.2bn 1 , allowing for the rapid recovery of volume in the industrial complexes Incremental deboning capacity of 5,900 head per day added between 2023 and 2025 Focus on higher value - added products, resulting in higher margins Source: Company Note: (1) Since 2023, including ongoing for 2025 Slaughter capacity (head / day) 7.600 5.100 16.900

CONFIDENTIAL Environmental regularization program for farms supplying Marfrig Marfrig Club Program to disseminate sustainable practices to suppliers in the company's supply chain Sustainable Calf Program Promoting land regularization and animal traceability for producers 1st Protein sector , 2024 4 ° Global , 2024 Tier 2 Climate Change : A Forests : A Water Security : A MARFRIG TOPS THE GLOBAL RANKINGS ESG: Source: Company 40

CONFIDENTIAL Structural advantages of cattle farming in South America Source: Company, USDA 41 NATURAL ADVANTAGE IN CATTLE BREEDING IN SOUTH AMERICA 6.52 4.24 3.85 3.77 3.62 3.24 3.16 USA Colombia Uruguay Australia Argentina Paraguay Brazil AVERAGE CATTLE PRICE AND DISCOUNT FOR THE USA - USD/KG (AVERAGE PRICE 2024) 100% 65% 59% 58% 56% 50% 48% MORE THAN 90% OF CATTLE ARE GRASS - FED COMPETITIVE COST STRUCTURE; LESS DEPENDENCE ON GRAIN; BANNED HORMONES MILD CLIMATIC CONDITIONS AND RICH NATURAL RESOURCES (LAND, WATER, RAW MATERIALS) ABUNDANCE OF WORKFORCE RELIABLE AND CONSTANTLY IMPROVING ANIMAL HEALTH SURVEILLANCE SUSTAINABLE PRODUCTION MATRIX x x x x x x

CONFIDENTIAL Overview of cattle exports in South America Source: Company, USDA 42 NATURAL MEAT EXPORTS ('000 CWT AND %) HERD IN SOUTH AMERICA (MILLION HEADS) OPENING UP NEW MARKETS Indonesia opens up to Brazilian meat US opens up to Argentine and Paraguayan meat Japan opens up to Uruguayan meat US reopens to Brazilian meat China opens up to Colombian meat Mexico opens up to Brazilian, Argentine and Paraguayan meat Canada opens up to Paraguayan meat Food inflation and competitiveness in South America Greater competitiveness: opening up new markets and gaining market share Gradual improvement in herd efficiency in South Am erica Increased participation in world exports Better herd growth figures Higher growth in export volume and revenue Region better able to meet growing global demand SOUTH AMERICA : ~40% OF GLOBAL BEEF EXPORTS 4,193 4,060 4,680 4,653 5,413 5,446 37% 36% 39% 39% 42% 42% 2020 2021 2022 2023 2024 2025E 322 323 325 325 322 317 2020 2021 2022 2023 2024 2025E

CONFIDENTIAL 58% 74% 53% 53% 52% 42% 26% 47% 47% 48% 22,543 22,371 14,301 16,097 20,006 2021 2022 2023 2024 2025E MI ME 65% 62% 66% 61% 61% 35% 38% 34% 39% 39% 1,361 1,461 648 815 969 2021 2022 2023 2024 2025E MI ME Financial performance 43 VOLUME OF SALES (THOUSAND TONS) NET REVENUE (R$ MILLION) EBITDA AJ (R$ MILLION) & EBITDA AJ MARGIN (%) Source: Company Transaction with Minerva Transaction with Minerva Transaction with Minerva 905 2,328 1,736 1,801 2,107 4.0% 10.4% 12.1% 11.2% 10.8% 2021 2022 2023 2024 2025E

CONFIDENTIAL APPENDIX 44

CONFIDENTIAL

Steady rise in rating agencies


Standard & Poor's
Fitch Ratings
Moody's
BB-
BB-
B1
BB
BB-
Ba3
BB
BB
Ba3
BB+
BB+
Ba2
BB+
BB+
Ba2
BB+
BB+
Ba2STA
2019
2020
2021
2022
2023
2024

2021

- Moody's raises expectations from stable to positive
- S&P moves up 1 level from BB- to BB
- Fitch changes outlook from stable to positive

2022

- S&P moves up 1 level from BB- to BB+
- Moody's upgrades Ba3 by one level to
- Ba2, with a positive outlook
- Fitch upgrades BB to BB+

2023

- Moody's downgrades expectations from positive to negative
- S&P maintains rating
- Moody's maintains rating

Apr/ 2024

- Moody's changes expectation from negative to STA and affirms Ba2 rating

J.P.Morgan Source: Company 45

CONFIDENTIAL

Disclaimer

STRICTLY CONFIDENTIAL

This presentation has been prepared solely for the benefit and internal use of Marfrig Global Foods S.A., the client to whom it is directly addressed and delivered (including such client's subsidiaries, the "Company"), to assist the Company in making a preliminary assessment of the feasibility of a possible transaction or transactions, in defining the appropriate structure of such possible transaction and in negotiating the financial aspects thereof. This material should be analyzed and understood only in conjunction with the oral briefing provided by J.P. Morgan.

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J.P.Morgan Source: Company 46

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Presentation made by the Financial Advisor of MGF’s Independent Committee to BRF’s Independent Committee on May 8, 2025

May 2025 Marfrig & BRF

BRF

CONFIDENTIAL

BRF: Main premises

	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Gross Margin (Brazil)										
Marfrig - 1ª Proposal	25.1%	24.2%	23.0%	22.3%	21.5%	21.5%	22.0%	22.8%	22.8%	23.2%
BRF - Counter-proposal	25.1%	24.8%	24.3%	23.7%	23.8%	23.9%	24.2%	24.6%	24.4%	24.5%
Marfrig - 2ª Proposal	**25.1%**	**24.2%**	**23.0%**	**22.3%**	**21.5%**	**21.5%**	**22.0%**	**22.8%**	**22.8%**	**23.2%**
Gross Margin (Int.)										
Marfrig - 1ª Proposal	22.5%	22.5%	19.2%	18.5%	18.0%	17.7%	17.7%	17.7%	18.2%	18.2%
BRF - Counter-proposal	22.5%	23.2%	20.5%	19.8%	20.3%	20.2%	19.9%	19.5%	19.8%	19.5%
Marfrig - 2ª Proposal	**22.5%**	**22.5%**	**19.2%**	**18.5%**	**18.0%**	**17.7%**	**17.7%**	**17.7%**	**18.2%**	**18.2%**
SG&A as % of Net Rev. (Brazil)										
Marfrig - 1ª Proposal	11.3%	11.3%	11.3%	11.3%	11.3%	11.3%	11.3%	11.3%	11.3%	11.3%
BRF - Counter-proposal	11.3%	11.0%	10.7%	10.7%	10.7%	10.7%	10.7%	10.7%	10.7%	10.7%
Marfrig - 2ª Proposal	**11.3%**	**11.3%**	**11.3%**	**11.3%**	**11.3%**	**11.3%**	**11.3%**	**11.3%**	**11.3%**	**11.3%**
SG&A as % of Net Rev. (Int.)										
Marfrig - 1ª Proposal	5.9%	5.9%	5.9%	5.9%	5.9%	5.9%	5.9%	5.9%	5.9%	5.9%
BRF - Counter-proposal	5.9%	5.6%	5.2%	5.2%	5.2%	5.2%	5.2%	5.2%	5.2%	5.2%
Marfrig - 2ª Proposal	**5.9%**	**5.9%**	**5.9%**	**5.9%**	**5.9%**	**5.9%**	**5.9%**	**5.9%**	**5.9%**	**5.9%**
Depreciation Rate										
Marfrig - 1ª Proposal	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
BRF - Counter-proposal	11.5%	11.5%	11.5%	11.5%	11.5%	11.5%	11.5%	11.5%	11.5%	11.5%
Marfrig - 2ª Proposal	(A) 11.5%	11.5%	11.5%	11.5%	11.5%	11.5%	11.5%	11.5%	11.5%	11.5%

MAIN CONSIDERATIONS

- We understand the considerations presented and confirm our view regarding BRF's revenue and margin projections.
- (A) BRF depreciation rate adjusted according to suggestion

J.P.Morgan Source: Company

2

BRF

CONFIDENTIAL

BRF: Comparative projections

BRF - Counter-proposal	Unit	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Net Revenue	**R$mi**	**65,371**	**70,820**	**75,944**	**80,349**	**85,494**	**91,297**	**97,493**	**104,111**	**111,177**	**118,723**
Growth	*%*	*6.5%*	*8.3%*	*7.2%*	*5.8%*	*6.4%*	*6.8%*	*6.8%*	*6.8%*	*6.8%*	*6.8%*
EBITDA	**R$mi**	**9,855**	**11,044**	**10,910**	**11,028**	**11,969**	**12,782**	**13,649**	**14,575**	**15,615**	**16,590**
% Margin	*%*	*15.1%*	*15.6%*	*14.4%*	*13.7%*	*14.0%*	*14.0%*	*14.0%*	*14.0%*	*14.0%*	*14.0%*
(-) Depreciation	*R$mi*	(3,400)	(3,936)	(4,388)	(4,795)	(4,697)	(2,543)	(3,015)	(3,519)	(4,057)	(4,632)
EBIT	**R$mi**	**6,456**	**7,108**	**6,522**	**6,233**	**7,272**	**10,239**	**10,634**	**11,057**	**11,558**	**11,958**
(-) Tax Paid	*R$mi*	(1,737)	(1,912)	(1,754)	(1,677)	(1,956)	(2,754)	(2,861)	(2,974)	(3,109)	(3,217)
% Effective Tax Rate	*%*	*26.9%*	*26.9%*	*26.9%*	*26.9%*	*26.9%*	*26.9%*	*26.9%*	*26.9%*	*26.9%*	*26.9%*
NOPAT	**R$mi**	**4,719**	**5,196**	**4,767**	**4,556**	**5,316**	**7,485**	**7,774**	**8,082**	**8,449**	**8,742**
(+) Depreciation	*R$mi*	3,400	3,936	4,388	4,795	4,697	2,543	3,015	3,519	4,057	4,632
(-) Working Capital Variation	*R$mi*	248	57	247	147	53	99	106	113	113	141
(-) CAPEX	*R$mi*	(5,632)	(5,099)	(3,949)	(4,191)	(4,275)	(4,565)	(4,875)	(5,206)	(5,559)	(5,936)
Free Cash Flow to Firm	**R$mi**	**2,734**	**4,090**	**5,453**	**5,307**	**5,792**	**5,561**	**6,019**	**6,509**	**7,060**	**7,578**

Marfrig - 2ª Proposal	Unit	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Net Revenue	**R$mi**	**65,371**	**70,877**	**76,097**	**80,446**	**85,514**	**91,361**	**97,607**	**104,281**	**111,411**	**119,028**
Growth	*%*	*6.5%*	*8.4%*	*7.4%*	*5.7%*	*6.3%*	*6.8%*	*6.8%*	*6.8%*	*6.8%*	*6.8%*
EBITDA	**R$mi**	**9,855**	**10,380**	**9,487**	**9,514**	**9,560**	**10,087**	**11,003**	**12,193**	**13,276**	**14,372**
% Margin	*%*	*15.1%*	*14.6%*	*12.5%*	*11.8%*	*11.2%*	*11.0%*	*11.3%*	*11.7%*	*11.9%*	*12.1%*
(-) Depreciation	*R$mi*	(3,405)	(3,941)	(4,394)	(4,802)	(4,679)	(2,545)	(3,017)	(3,522)	(4,061)	(4,637)
EBIT	**R$mi**	**6,451**	**6,438**	**5,092**	**4,712**	**4,881**	**7,542**	**7,985**	**8,671**	**9,215**	**9,734**
(-) Tax Paid	*R$mi*	(1,735)	(1,732)	(1,370)	(1,267)	(1,313)	(2,029)	(2,148)	(2,333)	(2,479)	(2,619)
% Effective Tax Rate	*%*	*26.9%*	*26.9%*	*26.9%*	*26.9%*	*26.9%*	*26.9%*	*26.9%*	*26.9%*	*26.9%*	*26.9%*
NOPAT	**R$mi**	**4,715**	**4,707**	**3,722**	**3,444**	**3,568**	**5,513**	**5,837**	**6,339**	**6,736**	**7,116**
(+) Depreciation	*R$mi*	3,405	3,941	4,394	4,802	4,679	2,545	3,017	3,522	4,061	4,637
(-) Working Capital Variation	*R$mi*	248	125	326	154	180	138	95	69	102	119
(-) CAPEX	*R$mi*	(5,632)	(5,103)	(3,957)	(4,196)	(4,276)	(4,568)	(4,880)	(5,214)	(5,571)	(5,951)
Free Cash Flow to Firm	**R$mi**	**2,736**	**3,670**	**4,486**	**4,204**	**4,151**	**3,628**	**4,069**	**4,716**	**5,329**	**5,920**

J.P.Morgan

Source: Company

3

Marfrig Am. South

CONFIDENTIAL

Marfrig South America: Main assumptions

	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Volume Growth (Domestic)										
Marfrig - 1ª Proposal	18.5%	4.5%	4.7%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
BRF - Counter-proposal	18.5%	1.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Marfrig - 2ª Proposal	**18.5%**	**4.5%**	**4.7%**	**3.0%**	**3.0%**	**3.0%**	**3.0%**	**3.0%**	**3.0%**	**3.0%**
Volume Growth (Exports)										
Marfrig - 1ª Proposal	19.7%	28.7%	4.7%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
BRF - Counter-proposal	19.7%	2.3%	2.4%	2.4%	2.5%	2.5%	2.6%	2.6%	2.7%	2.7%
Marfrig - 2ª Proposal	**19.7%**	**28.7%**	**4.7%**	**3.0%**	**3.0%**	**3.0%**	**3.0%**	**3.0%**	**3.0%**	**3.0%**
Nominal Price Growth (Export)										
Marfrig - 1ª Proposal	(0.3%)	12.1%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%
BRF - Counter-proposal	(0.3%)	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%
Marfrig - 2ª Proposal	**(0.3%)**	(A) 2.5%	**2.5%**	**2.5%**	**2.5%**	**2.5%**	**2.5%**	**2.5%**	**2.5%**	**2.5%**
Gross Margin										
Marfrig - 1ª Proposal	19.3%	19.0%	17.0%	16.7%	16.6%	16.6%	16.3%	16.1%	16.1%	15.7%
BRF - Counter-proposal	19.3%	19.0%	17.0%	16.7%	16.6%	16.6%	16.6%	16.6%	16.6%	16.6%
Marfrig - 2ª Proposal	**19.3%**	**19.0%**	**17.0%**	**16.7%**	**16.6%**	**16.6%**	**16.6%**	**16.1%**	**16.1%**	**15.7%**
SG&A % of Net Revenue										
Marfrig - 1ª Proposal	8.8%	8.9%	7.6%	7.3%	7.1%	6.8%	6.8%	6.8%	6.7%	6.7%
BRF - Counter-proposal	8.8%	8.9%	7.6%	7.3%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%
Marfrig - 2ª Proposal	**8.8%**	**8.9%**	**7.6%**	**7.3%**	(B) 7.6%	7.6%	7.6%	7.6%	7.6%	7.6%
CAPEX % of Net Revenue										
Marfrig - 1ª Proposal	2.2%	2.0%	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%
BRF - Counter-proposal	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
Marfrig - 2ª Proposal	(C) 2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%

MAIN CONSIDERATIONS

- (A) Proposed adjustment in the nominal price, in USD, proposed for 2026E
- (B) Proposed increase in SG&A as a % of revenue from 2029E to 7.6%
- (C) Proposed increase in CAPEX to 2.3% of revenue for all projection years, in line with the suggested counter-proposal
- Proposed PP&E adjustment to remove BRF step-up, affecting depreciation

J.P.Morgan Source: Company

4

Marfrig Am. South

CONFIDENTIAL

Marfrig South America: Comparative projections

BRF - Counter-proposal	Unit	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Net Revenue	R$mi	20,006	21,276	22,195	23,064	24,137	25,377	26,693	28,090	29,574	31,151
Growth	%	24.3%	6.3%	4.3%	3.9%	4.7%	5.1%	5.2%	5.2%	5.3%	5.3%
EBITDA	R$mi	2,107	2,145	2,079	2,173	2,172	2,284	2,402	2,528	2,662	2,804
% Margin	%	10.5%	10.1%	9.4%	9.4%	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%
(-) Depreciation	R$mi	(552)	(600)	(650)	(702)	(756)	(813)	(716)	(407)	(473)	(543)
EBIT	R$mi	1,555	1,545	1,430	1,471	1,416	1,471	1,686	2,121	2,189	2,261
(-) Tax Paid	R$mi	0	(371)	(343)	(353)	(340)	(353)	(405)	(509)	(525)	(543)
% Effective Tax Rate	%	0.0%	24.0%	24.0%	24.0%	24.0%	24.0%	24.0%	24.0%	24.0%	24.0%
NOPAT	R$mi	1,555	1,175	1,087	1,118	1,077	1,118	1,282	1,612	1,663	1,718
(+) Depreciation	R$mi	552	600	650	702	756	813	716	407	473	543
(-) Working Capital Variation	R$mi	289	81	75	21	25	88	89	99	100	104
(-) CAPEX	R$mi	(460)	(489)	(510)	(530)	(555)	(584)	(614)	(646)	(680)	(716)
Free Cash Flow to Firm	R$mi	1,935	1,366	1,300	1,311	1,302	1,435	1,472	1,472	1,556	1,649

Marfrig - 2ª Proposal	Unit	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Net Revenue	R$mi	20,006	24,549	26,487	27,924	29,653	31,687	33,861	36,185	38,668	41,322
Growth	%	24.3%	22.7%	7.9%	5.4%	6.2%	6.9%	6.9%	6.9%	6.9%	6.9%
EBITDA	R$mi	2,107	2,475	2,481	2,631	2,669	2,852	2,952	3,064	3,274	3,335
% Margin	%	10.5%	10.1%	9.4%	9.4%	9.0%	9.0%	8.7%	8.5%	8.5%	8.1%
(-) Depreciation	R$mi	(552)	(603)	(662)	(725)	(791)	(861)	(780)	(488)	(574)	(666)
EBIT	R$mi	1,555	1,872	1,819	1,906	1,878	1,991	2,172	2,576	2,700	2,668
(-) Tax Paid	R$mi	(373)	(449)	(437)	(457)	(451)	(478)	(521)	(618)	(648)	(640)
% Effective Tax Rate	%	24.0%	24.0%	24.0%	24.0%	24.0%	24.0%	24.0%	24.0%	24.0%	24.0%
NOPAT	R$mi	1,182	1,422	1,383	1,449	1,427	1,513	1,651	1,957	2,052	2,028
(+) Depreciation	R$mi	552	603	662	725	791	861	780	488	574	666
(-) Working Capital Variation	R$mi	402	517	323	182	206	236	271	289	290	344
(-) CAPEX	R$mi	(460)	(565)	(609)	(642)	(682)	(729)	(779)	(832)	(889)	(950)
Free Cash Flow to Firm	R$mi	1,676	1,978	1,758	1,713	1,742	1,881	1,924	1,902	2,027	2,088

J.P.Morgan

Source: Company

5

CONFIDENTIAL Marfrig North America: Key assumptions 6 MAIN CONSIDERATIONS Proposed adjustment of National Beef CAPEX to 1.5% of revenue, in line with the suggested counter - proposal Proposed PP&E adjustment to remove BRF step - up , affecting depreciation 2034E 2033E 2032E 2031E 2030E 2029E 2028E 2027E 2026E 2025E MARFRIG NAMERICA PROJECTIONS Volume growth 1.5% 2.0% 3.0% 3.5% 4.0% 4.5% 3.1% (0.7%) (3.3%) 1.5% Marfrig - 1 a Proposal 0.0% 0.0% 0.0% 0.0% 0.0% 4.5% 3.1% (0.7%) (3.3%) 1.5% BRF - Counter - proposal 1.5% 2.0% 3.0% 3.5% 4.0% 4.5% 3.1% (0.7%) (3.3%) 1.5% Marfrig - 2 a Proposal Gross Margin 9.8% 11.9% 11.3% 10.8% 10.2% 7.9% 6.3% 3.5% 3.5% 3.7% Marfrig - 1 a Proposal 7.1% 7.1% 7.1% 7.2% 7.1% 7.1% 6.3% 3.5% 3.5% 3.7% BRF - Counter - proposal 9.8% 11.9% 11.3% 10.8% 10.2% 7.9% 6.3% 3.5% 3.5% 3.7% Marfrig - 2 a Proposal CAPEX % of Net Revenue 0.9% 0.9% 0.9% 0.9% 0.9% 0.9% 0.9% 0.9% 0.9% 0.9% Marfrig - 1 a Proposal 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% BRF - Counter - proposal 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% Marfrig - 2 a Proposal Marfrig North America A A Source: Company

Marfrig North America

CONFIDENTIAL

Marfrig North America: Comparative projections

BRF - Counter-proposal	Unit	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Net Revenue	R$mi	75,968	78,234	80,063	83,738	84,994	87,993	91,097	94,310	97,637	101,082
Growth	%	13.5%	3.0%	2.3%	4.6%	1.5%	3.5%	3.5%	3.5%	3.5%	3.5%
EBITDA	R$mi	1,212	1,123	1,120	3,521	4,250	4,400	4,586	4,716	4,882	5,054
% Margin	%	1.6%	1.4%	1.4%	4.2%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
(-) Depreciation	R$mi	(960)	(1,075)	(1,194)	(1,317)	(1,443)	(1,356)	(805)	(944)	(1,088)	(1,237)
EBIT	R$mi	252	47	(74)	2,204	2,806	3,044	3,781	3,772	3,794	3,817
(-) Tax Paid	R$mi	0	(11)	18	(529)	(674)	(731)	(907)	(905)	(911)	(916)
% Effective Tax Rate	%	0.0%	24.0%	24.0%	24.0%	24.0%	24.0%	24.0%	24.0%	24.0%	24.0%
NOPAT	R$mi	252	36	(56)	1,675	2,133	2,313	2,874	2,866	2,883	2,901
(+) Depreciation	R$mi	960	1,075	1,194	1,317	1,443	1,356	805	944	1,088	1,237
(-) Working Capital Variation	R$mi	(459)	(126)	(101)	(139)	(75)	(148)	(154)	(162)	(168)	(176)
(-) CAPEX	R$mi	(1,140)	(1,174)	(1,201)	(1,256)	(1,275)	(1,320)	(1,366)	(1,415)	(1,465)	(1,516)
Free Cash Flow to Firm	R$mi	(387)	(188)	(164)	1,597	2,226	2,201	2,158	2,233	2,338	2,446

Marfrig - 2ª Proposal	Unit	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Net Revenue	R$mi	75,968	78,366	80,402	83,953	85,036	91,675	98,351	104,999	110,998	116,758
Growth	%	16.0%	3.2%	2.6%	4.4%	1.3%	7.8%	7.3%	6.8%	5.7%	5.2%
EBITDA	R$mi	1,212	1,125	1,125	3,530	4,965	7,426	8,502	9,690	10,846	8,935
% Margin	%	1.6%	1.4%	1.4%	4.2%	5.8%	8.1%	8.6%	9.2%	9.8%	7.7%
(-) Depreciation	R$mi	(960)	(1,075)	(1,194)	(1,318)	(1,445)	(1,360)	(817)	(969)	(1,131)	(1,302)
EBIT	R$mi	252	49	(70)	2,212	3,520	6,066	7,685	8,721	9,715	7,633
(-) Tax Paid	R$mi	(61)	(12)	-	(531)	(845)	(1,456)	(1,844)	(2,093)	(2,332)	(1,832)
% Effective Tax Rate	%	24.0%	24.0%	0.0%	24.0%	24.0%	24.0%	24.0%	24.0%	24.0%	24.0%
NOPAT	R$mi	192	37	(70)	1,681	2,675	4,610	5,840	6,628	7,383	5,801
(+) Depreciation	R$mi	960	1,075	1,194	1,318	1,445	1,360	817	969	1,131	1,302
(-) Working Capital Variation	R$mi	(459)	(242)	(144)	(154)	(85)	(284)	(303)	(308)	(289)	(317)
(-) CAPEX	R$mi	(1,140)	(1,175)	(1,206)	(1,259)	(1,276)	(1,375)	(1,475)	(1,575)	(1,665)	(1,751)
Free Cash Flow to Firm	R$mi	(447)	(305)	(226)	1,586	2,760	4,311	4,879	5,714	6,561	5,034

J.P.Morgan Source: Company

7

CONFIDENTIAL BRF, Marfrig North America and Marfrig South America reviews 8 Marfrig - 1st Proposal BRF - Counter - proposal In R$mi In R$mi In R$mi Marfrig - 2nd Proposal 1 45,176 98,744 54,371 84,977 45,518 88,716 33,105 20,463 18,115 12,491 27,472 15,726 BRF Firm Value Marfrig NAmerica Firm Value Marfrig SAmerica Firm Value Consolidated Firm Value BRF Firm Value Marfrig NAmerica Firm Value Marfrig SAmerica Firm Value Consolidated Firm Value BRF Firm Value Marfrig NAmerica Firm Value Marfrig SAmerica Firm Value Consolidated Firm Value

CONFIDENTIAL Vision of the exchange relationship and implicit participations 9 EQUITY VALUE OF THE COMBINED COMPANY (IN R$MI ) IMPLICIT PARTICIPATION % R$mi Marfrig 72.7% 18,823 MMS 27.3% 7,067 Other shareholders 100.0% 25,890 Total % R$mi BRF 53.1% 17,923 Marfrig 11.6% 3,915 SALIC 6.5% 2,180 Previ 28.8% 9,734 Other shareholders 100.0% 33,752 Total % R$mi Combined company 45.1% 18,823 MMS 9.4% 3,915 SALIC 5.2% 2,180 Previ 40.3% 16,802 Other shareholders 100.0% 41,719 Total 25,890 25,890 15,829 15,829 41,719 Equity Vaulue Marfrig (+) Equity Value Minorities BRF Equity Vaulue Combined Company BRF 37.9% MARFRIG 62.1% R$30.44 Price per share Marfrig R$21.10 Price per BRF share 0.6930 Exchange ratio (after dividends) 28,390 Eq. Value (2,500) ( - ) Dividends paid 25,890 Eq. Value Aj . 850 No. of shares R$30.44 Price per share 37,272 Eq. Value (3,520) ( - ) Dividends 33,752 Eq. Value Aj . 46.9% Minority shares 15,829 Eq. Value Min. 750 No. of shares Min . R$21.10 Price per share Implied price: R$33 .38 Implied price: R$23.30

CONFIDENTIAL

Disclaimer

STRICTLY CONFIDENTIAL

This presentation has been prepared solely for the benefit and internal use of Marfrig Global Foods S.A., the client to whom it is directly addressed and delivered (including such client's subsidiaries, the "Company"), to assist the Company in making a preliminary assessment of the feasibility of a possible transaction or transactions, in defining the appropriate structure of such possible transaction and in negotiating the financial aspects thereof. This material should be analyzed and understood only in conjunction with the oral briefing provided by J.P. Morgan.

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J.P.Morgan Source: Company 10

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Presentation made by the Financial Advisor of MGF’s Independent Committee to BRF’s Independent Committee on May 2, 2025

Overview of financial projections | May 2025 Marfrig & BRF

CONFIDENTIAL Overview of Financial Projections 2

CONFIDENTIAL 3 CONFIDENTIAL Source: Company NET REVENUE AND GROWTH ( US$MI , %) MAIN ASSUMPTIONS 11,673 11,874 11,726 12,372 12,986 13,204 13,559 14,314 14,467 15,396 16,305 17,184 17,933 18,621 1.7% (1.3%) 5.5% 5.0% 1.7% 2.7% 5.6% 1.1% 6.4% 5.9% 5.4% 4.4% 3.8% 2021 2022 2023 2024 2025E 2026E 2027E 2028E 2029E 2030E 2031E 2032E 2033E 2034E Volume will grow moderately over the next few years, following the historical market trend There is an expectation of an increase in sales volume after 2028E, mainly due to the fact that the cattle cycle in the US should resume that year. In line with this, National Beef is currently operating below its historical average capacity, which makes it capable of expanding sales volume as the market picks up again The sales price shows growth in the first years of the projection (in contrast to the decreasing volumes) and converges with long - term US inflation as of 2030E Marfrig North America Projections Marfrig ex - BRF 2034E 2033E 2032E 2031E 2030E 2029E 2028E 2027E 2026E 2025E 2024A 2023A 2022A 2021A Unit 2,390 2,354 2,308 2,240 2,164 2,080 1,991 1,931 1,944 2,011 1,980 1,960 2,098 2,051 kton Volume 1.5% 2.0% 3.0% 3.5% 4.0% 4.5% 3.1% (0.7%) (3.3%) 1.5% 1.0% (6.6%) 2.3% % Growth 7.79 7.62 7.45 7.28 7.12 6.96 7.19 7.02 6.79 6.46 6.25 5.98 5.66 5.69 US$/ton Price 2.3% 2.3% 2.3% 2.3% 2.3% (3.3%) 2.4% 3.4% 5.1% 3.4% 4.4% 5.7% (0.5%) % Growth CAGR 2025 - 34E : 4.1%

Marfrig ex-BRF

CONFIDENTIAL

Marfrig North America Projections (Cont.)

GROSS PROFIT AND GROSS MARGIN (US$MI, %)


23.3%
14.2%
6.5%
4.5%
3.7%
3.5%
3.5%
6.3%
7.9%
10.2%
10.8%
11.3%
11.9%
9.8%
2,722
1,683
761
552
480
467
474
902
1,148
1,570
1,763
1,947
2,129
1,816
2021
2022
2023
2024
2025E
2026E
2027E
2028E
2029E
2030E
2031E
2032E
2033E
2034E

EBITDA AND MARGIN (US$MI, %)


22.0%
11.1%
3.9%
2.3%
1.6%
1.4%
1.4%
4.2%
5.8%
8.1%
8.6%
9.2%
9.8%
7.7%
2,571
1,322
462
289
207
189
190
602
845
1,247
1,409
1,586
1,752
1,425
2021
2022
2023
2024
2025E
2026E
2027E
2028E
2029E
2030E
2031E
2032E
2033E
2034E

SG&A as a percentage of revenue (%)	1.3%	3.0%	2.5%	2.1%	2.1%	2.1%	2.1%	2.1%	2.1%	2.1%	2.2%	2.1%	2.1%	2.1%

MAIN ASSUMPTIONS

- National Beef's EBITDA is impacted by the cattle cycle in the US, because times of low availability cause National Beef's costs to rise, and the resale price does not increase proportionally. For the next few years, the USDA projects a resumption of the cattle cycle, which should boost National Beef's EBITDA margin.
  - With an average margin from the previous cycle of 7.8% (2012 - 2022), a more conservative resumption of the cycle is projected than what was observed in the previous cycle
- Although the cyclical behavior of the market impacts all players in the segment, the stable behavior of National Beef's SG&A as of 2025E guarantees higher margins than those of the industry, as a result of: (i) long-term partnership with suppliers (US Premium Beef); and (ii) processes and *state-of-the-art facilities*, the result of investments in recent years

J.P.Morgan Source: Company

4

CONFIDENTIAL 5 CONFIDENTIAL Source: Company NET REVENUE AND GROWTH ( R$MI , %) MAIN ASSUMPTIONS 14,301 16,097 20,006 25,920 27,957 29,459 31,277 33,424 35,719 38,172 40,793 43,594 12.6% 24.3% 29.6% 7.9% 5.4% 6.2% 6.9% 6.9% 6.9% 6.9% 6.9% 2023 2024 2025E 2026E 2027E 2028E 2029E 2030E 2031E 2032E 2033E 2034E A significant expansion in volume is projected for 2025E and 2026E, due to the ramp - up of investments in increased capacity made after the transaction with Minerva In the first few years, prices rise above inflation due to (i) the global imbalance of supply and demand for cattle, and ( ii ) specific tariff conditions From 2026E, prices are expected to return to intermediate levels and then keep pace with inflation in the long term Domestic price: price spread between the domestic and foreign markets in 2024 reached minimum levels, penalizing the domestic price in 2025 External prices: higher than competitors due to strong presence in Uruguay and Argentina, which have prices on average 40% higher than Brazil. Volume: between 2025E and 2028E, the company will operate with increased production capacity. The domestic market is expected to increase volume until 2027E, in a ramp - up process, and then there will be normalization Marfrig South America Projections Marfrig ex - BRF 2034E 2033E 2032E 2031E 2030E 2029E 2028E 2027E 2026E 2025E 2024 2023 Unit 790 767 744 723 702 681 661 642 613 587 495 429 kton Volume (Dom.) 3.0% 3.0% 3.0% 3.0% 3.0% 3.0% 3.0% 4.7% 4.5% 18.5% 15.4% % Growth 21.48 20.73 20.00 19.30 18.62 17.97 17.34 16.71 16.07 15.38 15.39 15.73 R$/ton Price (Dom.) 3.6% 3.6% 3.6% 3.6% 3.6% 3.6% 3.8% 4.0% 4.5% (0.0%) (2.2%) % Growth 634 615 597 580 563 547 531 515 492 382 319 219 kton Volume (Exp.) 3.0% 3.0% 3.0% 3.0% 3.0% 3.0% 3.0% 4.7% 28.7% 19.7% 46.1% % Growth 42.02 40.47 38.97 37.53 36.15 34.81 33.89 33.43 32.64 28.71 26.53 34.52 R$/ton Price (Exp.) 3.8% 3.8% 3.8% 3.8% 3.8% 2.7% 1.4% 2.4% 13.7% 8.2% (23.1%) % Growth CAGR 2025 - 34E : 9.0%

Marfrig ex-BRF

CONFIDENTIAL

Marfrig South America Projections (Cont.)

GROSS PROFIT AND GROSS MARGIN (R$MI, %)


19.3% 18.4% 19.3% 19.0% 17.0% 16.7% 16.6% 16.6% 16.3% 16.1% 16.1% 15.7%
2,761 2,966 3,863 4,925 4,753 4,920 5,192 5,548 5,829 6,133 6,554 6,831
2023 2024 2025E 2026E 2027E 2028E 2029E 2030E 2031E 2032E 2033E 2034E

EBITDA AND MARGIN (R$MI, %)


12.1% 11.2% 10.5% 10.1% 9.4% 9.4% 9.5% 9.8% 9.5% 9.2% 9.4% 9.0%
1,736 1,801 2,107 2,613 2,619 2,775 2,965 3,264 3,388 3,524 3,823 3,913
2023 2024 2025E 2026E 2027E 2028E 2029E 2030E 2031E 2032E 2033E 2034E

SG&A as a percentage of revenue (%)	7.2%	7.2%	8.8%	8.9%	7.6%	7.3%	7.1%	6.8%	6.8%	6.8%	6.7%	6.7%

MAIN ASSUMPTIONS

- A small decrease in the gross margin and slight efficiency gains in SG&A are projected, resulting in EBITDA margins in line with history
  - South America doesn't have the same cyclical behavior as the US, since the fluctuations in supply and demand aren't as significant.
  - Above all, cost pressures are less subject to commodity prices than in the US, given that livestock farming in South America is mostly extensive.
  - In addition, there is still modernization in progress in the sector that guarantees an increase in the supply of cattle over the years
  - The increase in the quality of Brazilian cattle and sanitary control, especially of parasites and diseases in general, has reduced the price gap between Brazilian meat and that of higher quality markets
  - Brazilian livestock is at a productivity level equivalent to 15-20% of American productivity, indicating that there is still room for investment and advances in efficiency in the sector

J.P.Morgan Source: Company

6

CONFIDENTIAL Capex and working capital projections Marfrig North and South America 7 CONFIDENTIAL Source: Company MAIN ASSUMPTIONS Marfrig ex - BRF For North America, it considers Capex of 0.9% of net revenue from 2025E to 2034E. For South America, it considers Capex of 2.2% of net revenue in 2025E, 2.0% of net revenue in 2026E and normalization at 1.9% from 2027E. For working capital, estimates consider the value of days of working capital realized in 2024, with constant projections until 2034E CAPEX AND PERCENTAGE OF TOTAL NET REVENUE ( R$MI , %) 521 629 716 738 758 791 801 864 927 989 1,046 1,100 1,179 971 434 513 543 570 595 637 682 729 775 824 1,700 1,600 1,150 1,251 1,300 1,361 1,396 1,501 1,609 1,718 1,821 1,924 2.3% 1.9% 1.2% 1.2% 1.2% 1.2% 1.2% 1.2% 1.2% 1.2% 1.2% 1.2% 2023A 2024A 2025E 2026E 2027E 2028E 2029E 2030E 2031E 2032E 2033E 2034E North America South America % of revenue WORKING CAPITAL ( R$MI ) 1,294 1,417 1,462 1,588 1,665 1,842 1,987 2,133 2,277 2,340 2025E 2026E 2027E 2028E 2029E 2030E 2031E 2032E 2033E 2034E

CONFIDENTIAL 2034E 2033E 2032E 2031E 2030E 2029E 2028E 2027E 2026E 2025E 2024A 2023A Unit 160,353 151,791 143,171 134,070 125,099 116,313 113,412 108,359 104,286 95,974 83,018 72,771 R$mi Net Revenue 5.6% 6.0% 6.8% 7.2% 7.6% 2.6% 4.7% 3.9% 8.7% 15.6% 14.1% % Growth (142,135) (132,059) (125,143) (117,609) (110,200) (104,371) (103,199) (100,794) (96,591) (89,304) (77,074) (66,213) R$mi COGS 18,218 19,731 18,028 16,461 14,899 11,942 10,213 7,566 7,695 6,670 5,944 6,559 R$mi Gross Profit 11.4% 13.0% 12.6% 12.3% 11.9% 10.3% 9.0% 7.0% 7.4% 7.0% 7.2% 9.0% % Gross Margin (5,370) (5,062) (4,814) (4,571) (4,209) (4,013) (3,907) (3,822) (3,957) (3,351) (2,579) (2,519) R$mi SG&A 3.3% 3.3% 3.4% 3.4% 3.4% 3.5% 3.4% 3.5% 3.8% 3.5% 3.1% 3.5% % % Net Revenue 12,848 14,670 13,214 11,890 10,690 7,930 6,305 3,743 3,738 3,319 3,366 4,040 R$mi EBITDA Adj. 8.0% 9.7% 9.2% 8.9% 8.5% 6.8% 5.6% 3.5% 3.6% 3.5% 4.1% 5.6% % EBITDA Margin Adj. Marfrig North and South America Projections 8 Marfrig ex - BRF

BRF

CONFIDENTIAL

BRF Projections

	Unit	2021	2022	2023	2024	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Volume	kton	4,616	4,751	4,806	5,071	5,276	5,487	5,707	5,878	6,054	6,236	6,423	6,615	6,814	7,018
Growth	%		2.9%	1.2%	5.5%	4.1%	4.0%	4.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Price	R$/ton	10.47	11.33	11.16	12.11	12.39	12.92	13.34	13.69	14.13	14.65	15.20	15.76	16.35	16.96
Growth	%		8.1%	(1.5%)	8.5%	2.4%	4.3%	3.2%	2.6%	3.2%	3.7%	3.7%	3.7%	3.7%	3.7%

NET REVENUE AND GROWTH (R$MI, %)


CAGR2025-34E : 6.9%
11.3%
(0.4%)
14.5%
6.5%
8.4%
7.4%
5.7%
6.3%
6.8%
6.8%
6.8%
6.8%
6.8%
48,343
53,805
53,615
61,379
65,371
70,877
76,097
80,446
85,514
91,361
97,607
104,281
111,411
119,028
2021
2022
2023
2024
2025E
2026E
2027E
2028E
2029E
2030E
2031E
2032E
2033E
2034E

MAIN ASSUMPTIONS

- It is projected that BRF will continue to grow along with its markets and, due to the strength of its brands, will continue to pass on inflation in prices
  - BRF is in a favorable position in the cycle and has benefited from the current levels of grain costs
  - In addition, BRF has been expanding rapidly internationally, mainly in the Middle East through market leadership accompanied by strong brands
- In terms of volume, BRF is operating at full capacity, which is reflected in volume growth projections of ~4.0% until 2027, with normalization at 3.0% in 2028E onwards

J.P.Morgan Source: Company

9

BRF

CONFIDENTIAL

BRF Projections (Cont.)

GROSS PROFIT AND GROSS MARGIN (R$MI, %)


20.0%
15.1%
16.5%
25.8%
23.7%
23.3%
21.2%
20.6%
19.9%
19.8%
20.0%
20.4%
20.6%
20.8%
9,693
8,133
8,834
15,836
15,522
16,529
16,104
16,534
17,033
18,068
19,527
21,298
23,001
24,758
2021
2022
2023
2024
2025E
2026E
2027E
2028E
2029E
2030E
2031E
2032E
2033E
2034E

EBITDA AND MARGIN (R$MI, %)


11.8%
7.7%
8.6%
17.1%
15.1%
14.6%
12.5%
11.8%
11.2%
11.0%
11.3%
11.7%
11.9%
12.1%
5,702
4,150
4,614
10,491
9,855
10,380
9,487
9,514
9,560
10,087
11,003
12,193
13,276
14,372
2021
2022
2023
2024
2025E
2026E
2027E
2028E
2029E
2030E
2031E
2032E
2033E
2034E

SG&A as a percentage of revenue (%)	8.3%	7.4%	7.9%	8.7%	8.7%	8.7%	8.7%	8.7%	8.7%	8.7%	8.7%	8.7%	8.7%	8.7%

MAIN ASSUMPTIONS

- A small reduction in margin is projected for the company, in view of a normalization after the profitability levels reached following the execution of the operational excellence plan implemented over the last two years, which captured significant efficiency gains and generated strong margin expansion
  - The management excellence of BRF's new board of directors and executives has raised revenues from R$54bn in 2023 (EBITDA margin of 8.6%) to R$61bn in 2024 (EBITDA margin of 17.1%).
  - These results have positioned the company at normalized levels, with expectations of continued benefits in the future
- In the long term, a stable growth trajectory is expected, without major changes within a favorable cycle position, with normalization of margins

J.P.Morgan Source: Company

10

CONFIDENTIAL BRF Projections (Cont.) 11 CONFIDENTIAL Source: Company MAIN ASSUMPTIONS BRF Capex for 2025E considers the amount projected for that year, with the projects that are underway For Capex in 2026E, it considers that BRF needs to make additional investments to ensure expansion of its production capacity, given that it is currently operating at full capacity. For 2027E and 2028E, it considers a figure of 5.2% of net revenue, normalizing at 5.0% from 2029E onwards. For working capital, estimates consider the value of days of working capital realized in 2024, with constant projections until 2034E CAPEX AND PERCENTAGE OF TOTAL NET REVENUE ( R$MI , %) WORKING CAPITAL AND PERCENTAGE OF NET REVENUE ( R$MI , %) (952) (1,077) (1,403) (1,557) (1,737) (1,875) (1,969) (2,038) (2,141) (2,259) 1.5% 1.5% 1.8% 1.9% 2.0% 2.1% 2.0% 2.0% 1.9% 1.9% 2025E 2026E 2027E 2028E 2029E 2030E 2031E 2032E 2033E 2034E 2,824 2,923 2,344 2,269 5,632 5,103 3,957 4,196 4,276 4,568 4,880 5,214 5,571 5,951 5.8% 5.4% 4.4% 3.7% 8.6% 7.2% 5.2% 5.2% 5.0% 5.0% 5.0% 5.0% 5.0% 5.0% 2021 2022 2023 2024 2025E 2026E 2027E 2028E 2029E 2030E 2031E 2032E 2033E 2034E

CONFIDENTIAL BRF Projections (Cont.) 12 2034E 2033E 2032E 2031E 2030E 2029E 2028E 2027E 2026E 2025E 2024A 2023A 2022A Unit 119,028 111,411 104,281 97,607 91,361 85,514 80,446 76,097 70,877 65,371 61,379 53,615 53,805 R$mi Net Revenue 6.8% 6.8% 6.8% 6.8% 6.8% 6.3% 5.7% 7.4% 8.4% 6.5% 14.5% (0.4%) 11.3% % Growth 56,849 53,260 49,898 46,747 43,796 41,031 38,440 35,958 33,245 30,590 28,841 26,859 26,997 R$mi (+) Brazil 56,249 52,595 49,178 45,983 42,996 40,203 37,996 36,388 34,164 31,590 29,173 23,852 24,103 R$mi (+) International 5,930 5,556 5,205 4,876 4,569 4,280 4,010 3,751 3,468 3,191 3,365 2,905 2,704 R$mi (+) Other (94,270) (88,410) (82,983) (78,080) (73,292) (68,481) (63,912) (59,993) (54,349) (49,849) (45,543) (44,782) (45,672) R$mi COGS (43,683) (41,100) (38,506) (36,484) (34,392) (32,221) (29,859) (27,688) (25,211) (22,919) (21,107) (20,942) (23,105) R$mi (+) Brazil (46,024) (43,034) (40,472) (37,843) (35,384) (32,966) (30,967) (29,419) (26,469) (24,474) (21,741) (21,730) (20,579) R$mi (+) International (4,563) (4,275) (4,005) (3,753) (3,516) (3,294) (3,086) (2,886) (2,669) (2,456) (2,590) (2,140) (1,988) R$mi (+) Other - - - - - - - - - - (105) 30 0 R$mi (+) Corporate eliminations 24,758 23,001 21,298 19,527 18,068 17,033 16,534 16,104 16,529 15,522 15,836 8,834 8,133 R$mi Gross Profit 20.8% 20.6% 20.4% 20.0% 19.8% 19.9% 20.6% 21.2% 23.3% 23.7% 25.8% 16.5% 15.1% % Gross Margin (10,386) (9,724) (9,105) (8,525) (7,981) (7,473) (7,021) (6,617) (6,149) (5,667) (5,344) (4,220) (3,982) R$mi SG&A (6,435) (6,029) (5,648) (5,292) (4,957) (4,645) (4,351) (4,070) (3,763) (3,463) (3,265) (2,846) (2,603) R$mi (+) Brazil (3,328) (3,111) (2,909) (2,720) (2,544) (2,378) (2,248) (2,153) (2,021) (1,869) (1,726) (1,049) (1,176) R$mi (+) International (624) (584) (547) (513) (480) (450) (422) (394) (365) (336) (354) (325) (203) R$mi (+) Other - - - - - - - - - - 16 107 (39) R$mi (+) Corporate eliminations 14,372 13,276 12,193 11,003 10,087 9,560 9,514 9,487 10,380 9,855 10,491 4,614 4,150 R$mi EBITDA Adj. 12.1% 11.9% 11.7% 11.3% 11.0% 11.2% 11.8% 12.5% 14.6% 15.1% 17.1% 8.6% 7.7% % EBITDA Margin Adj. 5,951 5,571 5,214 4,880 4,568 4,276 4,196 3,957 5,103 5,632 2,269 2,344 2,923 R$mi CAPEX 5.0% 5.0% 5.0% 5.0% 5.0% 5.0% 5.2% 5.2% 7.2% 8.6% 3.7% 4.4% 5.4% % % of Net Revenue (2,259) (2,141) (2,038) (1,969) (1,875) (1,737) (1,557) (1,403) (1,077) (952) (704) (1,125) (1,244) R$mi Working Capital 1.9% 1.9% 2.0% 2.0% 2.1% 2.0% 1.9% 1.8% 1.5% 1.5% 1.1% 2.1% 2.3% % % of Net Revenue BRF

CONFIDENTIAL Overview of transaction synergies Source: Company, Integration PREMISE DESCRIPTION Revenue synergies reaching 5% of BRF's revenue in the long term Brazil: Cross - selling synergies in the Food Service and Retail segments, positively impacting the company's turnover through merchandising efficiencies and potential marginal volume gains International: Expansion of protein exports to different markets, especially the US. The extensive knowledge of the market, due to the presence of National Beef, will be a catalyst for BRF's accelerated and highly scalable entry into this country. REVENUE Cost synergies reaching 1.0% of BRF's revenue from 2025 - 2027 and 0.5% from 2028 - 2030 Procurement costs: Synergies in direct purchases, indirect purchases and sea freight, with emphasis on reducing costs through efficiencies and canceling insurance policies Logistics costs: Integration of distribution operations and freight negotiation, resulting in significant savings Corporate and Holding Costs: NewCo's organizational restructuring and reduction of holding costs, generating substantial savings Ready meals: Use of bovine inputs to improve margins in the production of ready meals, without a significant increase in volume COSTS Expense synergies reaching 1.0% of BRF's revenue from 2025 - 2027, 0.5% from 2028 - 2030, growing with inflation thereafter SG&A: Potential synergies from optimizing commercial and administrative expenses EXPENSES - Tax Credits ICMS: With joint operations, companies could optimize the use of ICMS credits that each has individually in certain states IRPJ: In a potential merger of BRF companies by Marfrig, the IRPJ credits to be recovered could be used, with no limitation period TAXATION - Enables a potential redomiciliation : The merger of the companies is a transformative step that amplifies scale and geographic diversification, creating a multi - protein platform with iconic brands. This combination would facilitate a redomiciliation , leveraged on strong brand recognition and a robust presence in the US market, positioning us for a future of success and global leadership. REDOMICILIATION 13 Marfrig & BRF

Marfrig & BRF

CONFIDENTIAL

Marfrig & BRF Projections

	Unit	2023A	2024A	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Net Revenue	**R$mi**	**126,387**	**144,398**	**161,672**	**175,872**	**185,979**	**196,272**	**204,393**	**220,114**	**236,558**	**252,666**	**268,772**	**285,332**
Growth	*%*		*14.3%*	*12.0%*	*8.8%*	*5.7%*	*5.5%*	*4.1%*	*7.7%*	*7.5%*	*6.8%*	*6.4%*	*6.2%*
(+) Marfrig ex-BRF	R$mi	72,771	83,018	95,974	104,286	108,359	113,412	116,313	125,099	134,070	143,171	151,791	160,353
(+) BRF	R$mi	53,615	61,379	65,371	70,877	76,097	80,446	85,514	91,361	97,607	104,281	111,411	119,028
(+) Revenue synergies	R$mi			327	709	1,522	2,413	2,565	3,654	4,880	5,214	5,571	5,951
COGS	**R$mi**	**(110,994)**	**(122,617)**	**(138,748)**	**(150,774)**	**(161,226)**	**(168,594)**	**(174,445)**	**(185,930)**	**(199,593)**	**(212,275)**	**(224,889)**	**(241,118)**
(+) Marfrig ex-BRF	R$mi	(66,213)	(77,074)	(89,304)	(96,591)	(100,794)	(103,199)	(104,371)	(110,200)	(117,609)	(125,143)	(132,059)	(142,135)
(+) BRF	R$mi	(44,782)	(45,543)	(49,849)	(54,349)	(59,993)	(63,912)	(68,481)	(73,292)	(78,080)	(82,983)	(88,410)	(94,270)
(+) Adjustment of revenue synergies	R$mi			(249)	(543)	(1,200)	(1,917)	(2,054)	(2,932)	(3,904)	(4,149)	(4,420)	(4,714)
(+) Cost synergies	R$mi			654	709	761	434	462	493	-	-	-	-
Gross Profit	**R$mi**	**15,392**	**21,780**	**22,924**	**25,098**	**24,753**	**27,677**	**29,948**	**34,184**	**36,965**	**40,391**	**43,882**	**44,214**
Gross Margin	*%*	*12.2%*	*15.1%*	*14.2%*	*14.3%*	*13.3%*	*14.1%*	*14.7%*	*15.5%*	*15.6%*	*16.0%*	*16.3%*	*15.5%*
(+) Marfrig ex-BRF	R$mi	6,559	5,944	6,670	7,695	7,566	10,213	11,942	14,899	16,461	18,028	19,731	18,218
(+) BRF	R$mi	8,834	15,836	15,522	16,529	16,104	16,534	17,033	18,068	19,527	21,298	23,001	24,758
(+) Gross profit synergies	R$mi			731	874	1,083	930	973	1,216	976	1,065	1,150	1,238
SG&A	**R$mi**	**(6,738)**	**(7,923)**	**(8,365)**	**(9,398)**	**(9,679)**	**(10,494)**	**(11,024)**	**(11,697)**	**(12,585)**	**(13,389)**	**(14,237)**	**(15,187)**
(+) Marfrig ex-BRF	R$mi	(2,519)	(2,579)	(3,351)	(3,957)	(3,822)	(3,907)	(4,013)	(4,209)	(4,571)	(4,814)	(5,062)	(5,370)
(+) BRF	R$mi	(4,220)	(5,344)	(5,667)	(6,149)	(6,617)	(7,021)	(7,473)	(7,981)	(8,525)	(9,105)	(9,724)	(10,386)
(+) Expenditure synergies	R$mi			654	709	761	434	462	493	511	530	549	569
EBITDA Adj.	**R$mi**	**8,654**	**13,857**	**14,559**	**15,700**	**15,074**	**17,184**	**18,924**	**22,486**	**24,380**	**27,002**	**29,645**	**29,026**
Adjusted EBITDA Margin	*%*	*6.8%*	*9.6%*	*9.0%*	*8.9%*	*8.1%*	*8.8%*	*9.3%*	*10.2%*	*10.3%*	*10.7%*	*11.0%*	*10.2%*
(+) Marfrig ex-BRF	R$mi	4,040	3,366	3,319	3,738	3,743	6,305	7,930	10,690	11,890	13,214	14,670	12,848
(+) BRF	R$mi	4,614	10,491	9,855	10,380	9,487	9,514	9,560	10,087	11,003	12,193	13,276	14,372
(+) Synergies	R$mi			1,385	1,583	1,844	1,365	1,435	1,709	1,488	1,595	1,699	1,807

J.P.Morgan

Note: Tax synergies not considered in projections

14

CONFIDENTIAL Rationale for Projections 15

CONFIDENTIAL 2% 2% 1% (0%) 6% 7% 9% 11% 15% 22% 11% 4% 2% 2% 1% 1% 4% 6% 8% 9% 9% 10% 8% 1% 2% 4% 3% 2% 6% 8% 9% 12% 21% 9% 0% 1% 2% 2% 2% (0%) 2% 6% 7% 7% 10% 18% 13% 1% (1%) 2012A 2013A 2014A 2015A 2016A 2017A 2018A 2019A 2020A 2021A 2022A 2023A 2024A 2025E 2026E 2027E 2028E 2029E 2030E 2031E 2032E 2033E 2034E 90.8 89.3 87.7 89.8 92.0 93.6 94.4 94.8 94.4 93.6 91.9 89.3 87.2 Rationale for National Beef's margin projection EVOLUTION OF THE ADJUSTED EBITDA MARGIN OF NATIONAL BEEF AND ITS MAIN COMPETITORS IN THE AMERICAN MARKET (%) 16 Beef segment 1 Beef North America 2 Cattle stock in the USA (# million head) NB has on average 2.5p.p. 3 more margin than its competitors, regardless of the point in the cycle AVERAGE MARGIN PREVIOUS CYCLE ( 2012 - 2022): 7.8% / 7.0% / 6.2% AVERAGE MARGIN PROJECTED CYCLE ( 2023 - 2034E): 5. 4% CONSERVATIVE ASSUMPTIONS WERE ADOPTED FOR THE PROJECTION OF NATIONAL BEEF MARGINS. THE PROJECTED AVERAGE MARGIN IS LOWER THAN IN THE PREVIOUS CYCLE NATIONAL BEEF ITSELF AND ITS COMPETITORS Considering the average spread between historical margins, the margins of Tyson and JBS would be 4.6% and 3.7% , respectively Source: USDA; Companies Notes: (1) Considers EBIT margin. (2) JBS Beef North America considers the results of production in the USA, Canada and Australia. As of 2022, the company started reporting JBS Australia se parately. (3) Since 2016

CONFIDENTIAL Rationale for Marfrig South America 's margin projection CONSERVATIVE ASSUMPTIONS WERE USED TO PROJECT THE MARGINS OF MARFRIG SOUTH AMERICA, GIVEN ITS FOCUS ON VALUE - ADDED FOODS. DO SUL 'S MARGINS, GIVEN ITS FOCUS ON VALUE - ADDED FOODS. THE PROJECTED AVERAGE MARGIN IS STILL LOWER THAN MINERVA'S AVERAGE MARGIN OVER THE LAST 10 YEARS ADJUSTED EBITDA MARGIN OF MARFRIG SOUTH AMERICA AND MINERVA (%) Source: Companies Notes: (1) Since 2023 12.1% 11.2% 10.5% 10.1% 9.4% 9.4% 9.5% 9.8% 9.5% 9.2% 9.4% 9.0% 10.7% 10.3% 9.5% 9.6% 10.2% 11.0% 8.9% 9.2% 9.5% 9.2% 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025E 2026E 2027E 2028E 2029E 2030E 2031E 2032E 2033E 2034E AVERAGE MARGIN ( 2023 - 2024): 11.7% / 9.4% Marfrig Am. Sul has, on average, 2.3p.p. 1 more margin than Minerva On average over the last 10 years, Minerva had an average margin of 9.8% and, considering Marfrig South America's spread of 2.3 p.p. more than Minerva, the average margin of 9.6% is conservative South America AVERAGE MARGIN ( 2025E - 2034E): 9. 6% AVERAGE MARGIN ( 2015 - 2024): 9.8% 17 Added value Commodity

CONFIDENTIAL Support for the definition of Marfrig's discount rate 32.0% 30.3% 31.6% 56.1% 62.9% 69.2% 71.3% 73.3% 74.2% 70.3% 68.0% 69.7% 68.4% 43.9% 37.1% 30.8% 28.7% 26.7% 25.8% 29.7% 2025E 2026E 2027E 2028E 2029E 2030E 2031E 2032E 2033E 2034E MARFRIG - EBITDA BREAKDOWN (%) Marfrig South America Marfrig North America (@ 82%) DISCOUNT RATE - MEDIAN OF ANALYSTS' PROJECTIONS 1 Source: Company, analysts' report Notes: (1) Range based on nominal and US$ discount rates used in analysts' projections. Discount rate range based on market benchmarks (in USD) 9% - 10% Discount rate range based on market benchmarks (in USD) 11% - 12% Discount rate range based on market benchmarks (in USD) 7.5% - 8.5% 18 Marfrig South America is a value - added company and should have a cost of capital closer to value - added companies than to commodities. National Beef is an American company and represents ~60% of the combined company's EBITDA in the projected period, and should have its cost of capital closer to American companies Average EBITDA breakdown N.A . : ~60% Average EBITDA breakdown S.A . : ~40%

CONFIDENTIAL

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